5/18

04030164

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

FILE NO. 82- 3118 FISCAL YEAR 12-31-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/18/04

Annual Accounts 2003

RECEIVED
2004 MAY 18 A 10:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORTIS

Solid partners, flexible solutions

ARLS
12-31-03


g,
tanding
responding
customers
and
he future.”

Annual Accounts 2003

Fortis Annual Accounts

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Fortis SA/NV Annual Accounts

Fortis N.V. Annual Accounts

Contents

Fortis Annual Accounts

Report of the Board of Directors

Annual Accounts Fortis SA/NV

Annual Accounts Fortis N.V.

Fortis Annual Accounts 2003

All amounts stated in the tables of these Annual Accounts are denominated in millions of euros, unless otherwise indicated.

Auditors' report

Introduction

We have audited the Annual Accounts of Fortis for the year 2003 as included in this report. These Annual Accounts are the responsibility of the management of Fortis. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands and Belgium, respectively. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual Accounts give a true and fair view of the financial position of Fortis as of 31 December 2003 and of the results for the year then ended, in accordance with applicable legal and regulatory requirements in Belgium as described in the notes to the accounts.

Amstelveen, 11 March 2004

KPMG Accountants N.V.

Brussels, 11 March 2004

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by P. Barbier and L. Discry

Consolidated balance sheet

(before appropriation of profit)

	Note	***31-12-2003***	*31-12-2002*	*31-12-2001*
Assets				
Cash		**8,286.4**	4,484.8	5,094.2
Trading securities		**23,458.2**	14,518.2	19,447.0
Investments	11	**157,994.8**	140,098.7	147,676.3
Loans and advances to credit institutions		**79,445.8**	83,859.0	63,761.9
Loans and advances to customers		**182,039.2**	172,144.1	176,833.9
Reinsurers' share of technical provisions		**5,486.6**	6,131.6	6,890.8
Deferred acquisition costs		**2,788.5**	2,810.1	2,963.6
Prepayments and accrued income		**28,053.2**	27,856.7	19,844.9
Investments on behalf of policyholders		**19,946.2**	18,390.6	23,567.4
Other assets		**15,751.1**	15,471.6	16,889.9
Total assets		**523,250.0**	485,765.4	482,969.9
Liabilities				
Amounts owed to credit institutions		**109,368.4**	96,548.4	96,337.3
Amounts owed to customers		**187,423.4**	177,635.3	179,687.2
Debt certificates		**52,278.9**	49,963.7	50,895.9
Technical provisions		**64,410.1**	61,735.9	59,533.4
Technical provisions related to investments on behalf of policyholders		**20,379.9**	18,563.5	23,084.9
Accruals and deferred income		**27,420.9**	26,614.6	19,772.6
Other liabilities		**34,571.3**	27,157.6	23,998.3
Convertible notes		**0.0**	1,256.2	1,257.3
Subordinated convertible note (FRESH)		**1,250.0**	1,250.0	
Subordinated liabilities		**9,923.1**	9,723.5	10,209.1
		507,026.0	470,448.7	464,776.0
Fund for general banking risks		**2,209.1**	2,215.0	2,216.7
Minority interests in group equity	7	**2,120.7**	2,230.8	2,132.7
Net equity:				
- Capital		**6,293.2**	6,279.9	6,084.9
- Share premium reserve		**11,937.0**	11,916.3	11,043.5
- Revaluation reserve				549.2
- Goodwill		**(17,108.6)**	(17,024.6)	(16,606.8)
- Other reserves		**8,575.2**	9,167.7	10,175.5
- Net profit for the financial year		**2,197.4**	531.6	2,598.2
Net equity	1, 8	**11,894.2**	10,870.9	13,844.5
Group equity		**14,014.9**	13,101.7	15,977.2
Total liabilities		**523,250.0**	485,765.4	482,969.9

Consolidated profit and loss account

	Note	2003	2002	2001
Revenues:				
Insurance premiums		**18,142.0**	18,494.7	18,162.3
Interest income		**26,692.2**	26,352.6	23,764.8
Commissions and fees		**1,799.1**	1,857.8	1,978.4
Results from financial transactions				
- on behalf of policyholders		**1,022.3**	(3,419.0)	(2,499.5)
- other [1]		**(137.8)**	87.1	1,192.7
Other revenues				
- on behalf of policyholders		**322.6**	460.6	409.8
- other		**2,254.1**	2,279.9	2,249.9
Total revenues		**50,094.5**	46,113.7	45,258.4
Interest expense		**(19,732.9)**	(19,477.4)	(16,914.3)
Total revenues, net of interest expense		**30,361.6**	26,636.3	28,344.1
Technical charges insurance		**(16,952.1)**	(12,896.1)	(13,440.2)
Value adjustments		**(783.7)**	(790.9)	(625.8)
Net revenues		**12,625.8**	12,949.3	14,278.1
Operating expenses		**(10,371.9)**	(10,403.6)	(10,784.7)
Operating result before taxation		**2,253.9**	2,545.7	3,493.4
Taxation	14	**(499.4)**	(910.2)	(1,048.9)
Operating group profit		**1,754.5**	1,635.5	2,444.5
Minority interests		**143.6**	173.9	177.1
Net operating profit before value differences		**1,610.9**	1,461.6	2,267.4
Value differences on the equity portfolio [2]		**636.6**	(1,031.5)	
Net operating profit		**2,247.5**	430.1	2,267.4
Non-operating items after taxation:				
Results from financial transactions			111.0	433.9
Other revenues		**92.0**	72.4	108.2
Interest expense		**(117.6)**		
Operating expenses		**(92.0)**	(111.0)	(342.3)
Taxation	14	**67.5**	29.1	131.0
Total non-operating items after taxation	16	**(50.1)**	101.5	330.8
Net profit		**2,197.4**	531.6	2,598.2

1) *Including the results of hedging transactions and total realized gains.*
2) *Including the results of hedging transactions and unrealized value adjustments on the equity portfolio.*

Key figures per share (in EUR):				
Net operating profit		**1.74**	0.33	1.75
Net profit	15	**1.70**	0.41	2.01
Weighted Average Shares (in thousands)		**1,295,387**	1,294,417	1,293,282
Key figures per share, diluted (in EUR):				
Net profit		**1.67**	0.41	1.97
Weighted Average Shares (in thousands)		**1,338,750**	1,294,530	1,334,374

Consolidated statement of comprehensive income

		2003		*2002*		*2001*
Net profit		**2,197.4**		531.6		2,598.2
Revaluation of investments	**169.3**		(1,787.6)		(1,757.4)	
Reversal of revaluations on sale of investments	**(28.4)**		335.4		(734.2)	
Related taxation	**58.1**		(81.0)		214.8	
Total relating to revaluation after taxation	**199.0**		(1,533.2)		(2,276.8)	
Goodwill	**(84.0)**		(417.8)		(773.0)	
Translation difference	**(211.5)**		(300.7)		94.7	
Other changes	**24.5**		(154.0)			
Other comprehensive income		**(72.0)**		(2,405.7)		(2,955.1)
Total comprehensive income		**2,125.4**		(1,874.1)		(356.9)

The statement of comprehensive income reflects changes in net equity during the course of the year, with the exception of changes arising from share issues and payments to shareholders. In 2002 changes in revaluation of investments did not include the unrealized loss due to the value of the equity portfolio falling below cost. This adjustment is recorded in the profit and loss account as unrealized loss on the equity portfolio.

Due to a decline in the value of pension investments compared with Fortis employees' accrued pension rights, other changes included an amount of EUR 138 million after taxation in 2002. Due to the improved financial position of the pension funds, an amount of EUR 72 million was reversed and recorded under other changes in 2003.

Consolidated cash flow statement

	2003	*2002*	*2001*
Cash flows from operating activities:			
Net profit	**2,197.4**	531.6	2,598.2
Adjustment to reconcile net profit to net cash provided by operating activities:			
- Minority interest	**144.3**	173.9	177.2
- Value adjustments on receivables	**760.1**	672.1	625.8
- Value adjustments on real estate	**22.2**	118.8	9.4
- Depreciation, amortization and accretion [1]	**2,536.3**	2,272.7	1,711.2
- Foreign exchange results on debt securities and other fixed-income securities	**1,760.2**	1,585.1	(473.4)
- Results realized on sale of investment securities	**657.0**	549.5	(558.6)
- Results realized on sale of real estate	**(102.3)**	(114.2)	(51.6)
- Value adjustments on the investmentportfolio of shares	**(740.9)**	1,148.9	
- Unrealized results on trading portfolio	**(361.9)**	26.3	(54.0)
- Other	**(99.2)**	128.8	68.0
Net change in operating assets and liabilities, excluding effects of acquisitions:			
- Trading securities	**(8,578.1)**	4,902.5	(6,030.2)
- Deferred acquisition costs [1]	**(1,789.3)**	(1,243.4)	(910.8)
- Prepayments and accrued income	**(340.9)**	(8,064.8)	(2,899.0)
- Investments on behalf of policyholders	**(1,009.2)**	(295.3)	(2,922.4)
- Other assets	**(1,090.8)**	628.7	(5,854.1)
- Technical provisions	**4,463.1**	4,559.5	6,052.7
- Accruals and deferred income	**981.1**	7,038.5	3,327.9
- Technical provisions related to investments on behalf of policyholders	**1,336.7**	972.0	1,313.6
- Other liabilities	**8,117.8**	2,819.5	(6,684.8)
Net cash provided by operating activities	**8,863.6**	18,410.7	(10,554.9)
Cash flows from investing activities:			
Purchase of investment securities	**(95,758.8)**	(68,428.1)	(79,973.1)
Proceeds from sale / maturities of investment securities	**74,530.6**	69,965.6	63,709.3
Net increase in loans and advances to credit institutions	**4,109.8**	(20,182.2)	(911.7)
Net increase in loans and advances to customers	**(10,859.9)**	3,408.0	(16,728.8)
Purchase / sale of business, net of cash acquired	**115.2**	(632.5)	78.6
Net purchase of tangible fixed assets and intangible assets	**(341.9)**	(336.4)	(354.4)
Net cash used in investing activities	**(28,205.0)**	(16,205.6)	(34,180.1)

1) Figures have been adjusted for comparison purposes.

	2003	2002	2001
Cash flows from financing activities:			
Change in amounts owed to credit institutions	**12,822.4**	212.5	2,162.6
Change in amounts owed to customers	**9,788.1**	(2,051.9)	33,935.2
Change in debt certificates	**2,315.3**	(932.2)	7,087.8
Change in convertible notes	**(1,256.1)**	1,248.9	
Change in subordinated liabilities	**433.5**	(223.7)	1,924.8
Capital issued by Fortis	**34.0**	37.4	9.8
Dividends paid	**(1,222.5)**	(1,244.4)	(1,253.1)
Net cash provided / used by financing activities	**22,914.7**	(2,953.4)	43,867.1
Net increase (decrease) in cash	**3,573.3**	(748.3)	(867.9)
Cash and cash equivalents at 1 January	**4,484.8**	5,094.2	6,110.3
Effect of exchange rate changes on cash	**228.3**	138.9	(148.2)
Cash at 31 December	**8,286.4**	4,484.8	5,094.2
Interest paid	**12,735.5**	14,022.9	14,291.1
Income taxes paid	**409.8**	795.9	974.9

Notes

1 Consolidated equity roll-forward

Net equity at 31 December 2001		**13,844.5**
Issue of shares		37.4
Net profit		531.6
Dividend for 2001		(1,136.9)
Revaluations of investments	(1,787.6)	
Reversal of revaluations on sale of investments	335.4	
	(1,452.2)	
Taxation	(81.0)	
		(1,533.2)
Goodwill		(417.8)
Translation differences		(300.7)
Other changes in net equity		(154.0)
Net equity at 31 December 2002		**10,870.9**
Issue of shares		34.0
Net profit		2,197.4
Dividend for 2002		(1,136.1)
Revaluation of investments	169.3	
Reversal of revaluation on sale of investments	(28.4)	
	140.9	
Taxation	58.1	
		199.0
Goodwill		(84.0)
Translation differences		(211.5)
Other changes in net equity		24.5
Net equity at 31 December 2003		**11,894.2**

2 Information on segments

Fortis has identified different segments for reporting purposes: insurance, banking, and the sector general. This segmentation is based partly on the different products and services and partly on the different reporting requirements for banking and insurance products. The sector general consists of activities not related to the banking or insurance businesses, such as group treasury and finance, and other holding activities.

In 2003 it was decided to concentrate all mortgage loans provided to individuals within the banking business in the Netherlands. As a result, the insurance segment sold a significant portion of the mortgages portfolio to the banking segment at the end of 2003. The results of this transaction were conducted via the segments' shareholders' equity.

The accounting policies of the different segments are the same and are described in note 4 'Principles of valuation and profit determination'.

The following table presents balance sheet information by segment.

	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	***31-12-2003*** *Total*
Assets					
Cash	1,870.1	6,890.0	421.3	(895.0)	8,286.4
Trading securities		23,458.2			23,458.2
Investments	54,093.1	103,799.7	102.0		157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9		(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	10,300.1	(13,320.5)	182,039.2
Reinsurers' share of technical provisions	5,486.6				5,486.6
Deferred acquisition costs	2,788.5				2,788.5
Prepayments and accrued income	1,283.7	27,000.7	430.4	(661.6)	28,053.2
Investments on behalf of policyholders	19,946.2				19,946.2
Other assets	6,323.7	10,447.4	3,180.7	(4,200.7)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**14,434.5**	**(21,131.0)**	**523,250.0**
Liabilities					
Amounts owed to credit institutions	1,821.7	109,036.2	1.9	(1,491.4)	109,368.4
Amounts owed to customers		201,805.2		(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,947.6	(679.0)	52,278.9
Technical provisions	64,410.1				64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9				20,379.9
Accruals and deferred income	692.9	26,628.3	752.4	(652.7)	27,420.9
Other liabilities	8,021.5	27,195.6	1,294.9	(1,940.7)	34,571.3
Convertible notes	0.0				0.0
Subordinated convertible note (FRESH)			1,250.0		1,250.0
Subordinated liabilities	1,336.8	9,566.7	1,005.0	(1,985.4)	9,923.1
	98,734.7	412,170.5	17,251.8	(21,131.0)	507,026.0
Fund for general banking risks		2,209.1			2,209.1
Minority interest in group equity	750.6	934.7	435.4		2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)		11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)		14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**14,434.5**	**(21,131.0)**	**523,250.0**

					31-12-2002
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Assets					
Cash	1,970.7	3,290.7	11.5	(788.1)	4,484.8
Trading securities		14,518.2			14,518.2
Investments	49,999.1	89,978.6	121.0		140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8		(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	8,530.2	(11,507.4)	172,144.1
Reinsurers' share of technical provisions	6,131.6				6,131.6
Deferred acquisition costs	2,810.1				2,810.1
Prepayments and accrued income	1,248.2	26,652.2	476.7	(520.4)	27,856.7
Investments on behalf of policyholders	18,390.6				18,390.6
Other assets	6,026.0	10,067.5	3,816.5	(4,438.4)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**
Liabilities:					
Amounts owed to credit institutions	1,159.3	98,772.6	7.2	(3,390.7)	96,548.4
Amounts owed to customers		179,566.4		(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	10,434.7	(7,419.6)	49,963.7
Technical provisions	61,735.9				61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5				18,563.5
Accruals and deferred income	1,325.1	25,299.7	511.3	(521.5)	26,614.6
Other liabilities	7,358.8	20,565.1	879.7	(1,646.0)	27,157.6
Convertible notes	0.3		1,255.9		1,256.2
Subordinated convertible note (FRESH)			1,250.0		1,250.0
Subordinated liabilities	2,261.2	9,524.1	1,005.0	(3,066.8)	9,723.5
	99,122.4	373,958.2	15,343.8	(17,975.7)	470,448.7
Fund for general banking risks		2,215.0			2,215.0
Minority interest in group equity	752.0	954.3	524.5		2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)		10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)		13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**12,955.9**	**(17,975.7)**	**485,765.4**

					31-12-2001
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Assets					
Cash	1,154.1	4,555.2	10.4	(625.5)	5,094.2
Trading securities		19,447.0			19,447.0
Investments	50,487.3	96,866.9	322.1		147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	5.0	(674.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	6,371.8	(9,748.9)	176,833.9
Reinsurers' share of technical provisions	6,890.8				6,890.8
Deferred acquisition costs	2,963.6				2,963.6
Prepayments and accrued income	1,318.2	18,652.4	244.7	(370.4)	19,844.9
Investments on behalf of policyholders	23,567.4				23,567.4
Other assets	5,463.0	11,922.9	3,114.1	(3,610.1)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**10,068.1**	**(15,029.1)**	**482,969.9**
Liabilities					
Amounts owed to credit institutions	378.3	98,273.7	0.1	(2,314.8)	96,337.3
Amounts owed to customers		181,324.8		(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	8,652.1	(4,773.5)	50,895.9
Technical provisions	59,533.4				59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9				23,084.9
Accruals and deferred income	1,496.9	18,303.8	330.0	(358.1)	19,772.6
Other liabilities	10,584.5	15,767.9	334.1	(2,688.2)	23,998.3
Convertible notes	1.4		1,255.9		1,257.3
Subordinated liabilities	2,475.6	9,985.6	1,004.8	(3,256.9)	10,209.1
	102,156.4	366,071.7	11,577.0	(15,029.1)	464,776.0
Fund for general banking risks		2,216.7			2,216.7
Minority interest in group equity	694.5	798.6	639.6		2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)		13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)		15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**10,068.1**	**(15,029.1)**	**482,969.9**

The following table presents profit and loss account information by segment.

	Insurance operations	Banking operations	General operations	Eliminations	Total
					2003
Revenues:					
Insurance premiums	18,142.0				18,142.0
Interest income	3,468.0	23,751.0	1,012.2	(1,539.0)	26,692.2
Commissions and fees		1,801.6		(2.5)	1,799.1
Results from financial transactions					
- on behalf of policyholders	1,022.3				1,022.3
- other	(993.4)	852.4	3.1	0.1	(137.8)
Other revenues					
- on behalf of policyholders	322.6				322.6
- other	1,503.0	749.6	4.9	(3.4)	2,254.1
Total revenues	23,464.5	27,154.6	1,020.2	(1,544.8)	50,094.5
Interest expense	(766.3)	(19,370.9)	(1,138.0)	1,542.3	(19,732.9)
Total revenues, net of interest expense	**22,698.2**	**7,783.7**	**(117.8)**	**(2.5)**	**30,361.6**
Technical charges insurance	(16,952.1)				(16,952.1)
Value adjustments	(22.0)	(761.7)			(783.7)
Net revenues	5,724.1	7,022.0	(117.8)	(2.5)	12,625.8
Operating expenses	(5,140.8)	(5,128.1)	(105.5)	2.5	(10,371.9)
Operating result before taxation	**583.3**	**1,893.9**	**(223.3)**	**0.0**	**2,253.9**
Taxation	(127.0)	(448.9)	76.5		(499.4)
Operating group profit	456.3	1,445.0	(146.8)		1,754.5
Minority interests	51.5	55.2	36.9		143.6
Net operating profit before value differences	**404.8**	**1,389.8**	**(183.7)**		**1,610.9**
Value differences on the equity portfolio	592.1	56.2	(11.7)		636.6
Net operating profit	**996.9**	**1,446.0**	**(195.4)**		**2,247.5**
Non-operating items after taxation:					
Results from financial transactions					
Other revenues		91.9	0.1		92.0
Interest expense	(117.6)				(117.6)
Operating expenses	(27.8)	(64.2)			(92.0)
Taxation	46.0	21.5			67.5
Total non-operating items after taxation	**(99.4)**	**49.2**	**0.1**		**(50.1)**
Net profit	**897.5**	**1,495.2**	**(195.3)**		**2,197.4**

					2002
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Revenues:					
Insurance premiums	18,494.7				18,494.7
Interest income	3,291.4	23,373.3	567.0	(879.1)	26,352.6
Commissions and fees		1,860.7		(2.9)	1,857.8
Results from financial transactions					
- on behalf of policyholders	(3,419.0)				(3,419.0)
- other	(701.6)	809.9	(21.2)		87.1
Other revenues					
- on behalf of policyholders	460.6				460.6
- other	1,541.5	726.7	12.3	(0.6)	2,279.9
Total revenues	19,667.6	26,770.6	558.1	(882.6)	46,113.7
Interest expense	(749.2)	(18,961.5)	(646.5)	879.8	(19,477.4)
Total revenues, net of interest expense	**18,918.4**	**7,809.1**	**(88.4)**	**(2.8)**	**26,636.3**
Technical charges insurance	(12,896.1)				(12,896.1)
Value adjustments	(58.6)	(732.3)			(790.9)
Net revenues	5,963.7	7,076.8	(88.4)	(2.8)	12,949.3
Operating expenses	(5,112.6)	(5,168.2)	(125.6)	2.8	(10,403.6)
Operating result before taxation	**851.1**	**1,908.6**	**(214.0)**	**0.0**	**2,545.7**
Taxation	(367.3)	(591.5)	48.6		(910.2)
Operating group profit	483.8	1,317.1	(165.4)		1,635.5
Minority interests	64.4	64.6	44.9		173.9
Net operating profit before value differences	**419.4**	**1,252.5**	**(210.3)**		**1,461.6**
Value differences on the equity portfolio	(1,035.4)	(97.7)	101.6		(1,031.5)
Net operating profit	**(616.0)**	**1,154.8**	**(108.7)**		**430.1**
Non-operating items after taxation:					
Results from financial transactions		111.0			111.0
Other revenues		72.4			72.4
Operating expenses	(30.0)	(81.0)			(111.0)
Taxation	(40.9)	35.6	34.4		29.1
Total non-operating items after taxation	**(70.9)**	**138.0**	**34.4**		**101.5**
Net profit	**(686.9)**	**1,292.8**	**(74.3)**		**531.6**

					2001
	Insurance operations	*Banking operations*	*General operations*	*Eliminations*	*Total*
Revenues:					
Insurance premiums	18,162.3				18,162.3
Interest income	3,158.4	20,818.6	480.3	(692.5)	23,764.8
Commissions and fees		1,978.4			1,978.4
Results from financial transactions					
- on behalf of policyholders	(2,499.5)				(2,499.5)
- other	190.2	1,002.5			1,192.7
Other revenues					
- on behalf of policyholders	409.8				409.8
- other	1,336.0	897.3	17.5	(0.9)	2,249.9
Total revenues	20,757.2	24,696.8	497.8	(693.4)	45,258.4
Interest expense	(688.2)	(16,414.6)	(504.9)	693.4	(16,914.3)
Total revenues, net of interest expense	**20,069.0**	**8,282.2**	**(7.1)**	**0.0**	**28,344.1**
Technical charges insurance	(13,440.2)				(13,440.2)
Value adjustments		(625.8)			(625.8)
Net revenues	6,628.8	7,656.4	(7.1)		14,278.1
Operating expenses	(4,961.7)	(5,657.9)	(165.1)		(10,784.7)
Operating result before taxation	**1,667.1**	**1,998.5**	**(172.2)**		**3,493.4**
Taxation	(396.0)	(693.0)	40.1		(1,048.9)
Operating group profit	1,271.1	1,305.5	(132.1)		2,444.5
Minority interests	61.7	67.1	48.3		177.1
Net operating profit	**1,209.4**	**1,238.4**	**(180.4)**		**2,267.4**
Non-operating items after taxation:					
Results from financial transactions	343.6	90.3			433.9
Other revenues	108.2				108.2
Operating expenses	(99.4)	(239.9)	(3.0)		(342.3)
Taxation	15.6	115.4			131.0
Total non-operating items after taxation	**368.0**	**(34.2)**	**(3.0)**		**330.8**
Net profit	**1,577.4**	**1,204.2**	**(183.4)**		**2,598.2**

The table below presents selected financial and other information by geographic area, presented on the basis of the country in which the Fortis group company is located.

								2003
	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	*Eliminations*	***Total***
Total assets								
Insurance	35,562.9	38,686.9	2,220.6	76,465.1	18,348.1	11,154.4	(5.3)	105,967.6
Banking	269,951.0	71,119.4	39,102.8	380,173.2	13,107.1	30,698.7	(0.1)	423,978.9
General								14,434.5
Eliminations								(21,131.0)
								523,250.0
Loans and advances	135,079.1	74,187.9	18,238.6	227,505.6	17,247.8	28,513.4	(11,781.8)	261,485.0
Technical provisions, net 1)	23,827.0	19,199.7	372.5	43,399.2	6,778.0	8,862.3		59,039.5
Total revenues, net of interest expenses								
Insurance	6,738.6	6,283.4	754.2	13,776.2	6,249.7	2,672.3		22,698.2
Banking	3,405.5	1,883.4	726.1	6,015.0	177.6	1,591.1		7,783.7
General								(117.8)
Eliminations								(2.5)
								30,361.6
Insurance premiums (gross)								
Life	4,033.1	2,982.1	652.6	7,667.8	728.8	1,134.5		9,531.1
Non-life	1,274.1	2,262.4	16.6	3,553.1	6,621.0	1,112.1		11,286.2
								20,817.3
Net interest income 2)								
Banking	2,005.5	1,253.1	372.9	3,631.5	133.1	615.5		4,380.1
Operating result before taxation								
Insurance	196.2	(170.5)	(5.3)	20.4	441.9	121.0		583.3
Banking	694.1	407.8	360.8	1,462.7	40.0	391.2		1,893.9
General								(223.3)
								2,253.9
Effective average number of employees 3)								
Insurance	5,258	5,259	122	10,639	12,069	3,077		25,785
Banking	20,270	8,728	2,400	31,398	322	6,776		38,496
General								173
								64,454

1) *Technical provisions less reinsured share of technical provisions.*
2) *Interest income (receivables, debt securities and other) less interest expense.*
3) *The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.*

2002

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	Eliminations	**Total**
Total assets								
Insurance	32,302.4	41,228.7	1,643.6	75,169.0	20,638.5	9,904.3	(313.4)	105,404.1
Banking	243,777.1	60,594.8	40,573.6	344,945.5	10,921.9	29,568.0	(54.3)	385,381.1
General								12,955.9
Eliminations								(17,975.7)
								485,765.4
Loans and advances	132,004.2	74,281.2	20,723.2	227,008.6	14,352.6	25,598.6	(10,956.7)	256,003.1
Technical provisions, net [1]	21,289.1	18,654.3	398.8	40,342.2	7,545.9	7,830.7		55,718.8
Total revenues, net of interest expenses								
Insurance	4,445.4	4,325.8	345.1	9,116.3	6,909.1	2,893.0		18,918.4
Banking	3,548.2	1,795.5	790.0	6,133.7	223.0	1,452.4		7,809.1
General								(88.4)
Eliminations								(2.8)
								26,636.3
Insurance premiums (gross)								
Life	3,394.2	3,109.1	494.8	6,998.1	900.9	1,855.3		9,754.3
Non-life	1,188.3	2,126.0	15.7	3,330.0	7,437.5	1,091.0		11,858.5
								21,612.8
Net interest income [2]								
Banking	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0		4,411.8
Operating result before taxation								
Insurance	230.3	273.1	10.2	513.6	432.1	(94.6)		851.1
Banking	990.4	306.5	397.5	1,694.4	(95.6)	309.8		1,908.6
General								(214.0)
								2,545.7
Effective average number of employees [3]								
Insurance	4,670	5,416	119	10,205	11,747	3,079		25,031
Banking	21,580	9,594	2,483	33,657	299	6,812		40,768
General								190
								65,989

1) *Technical provisions less reinsured share of technical provisions.*
2) *Interest income (receivables, debt securities and other) less interest expense.*
3) *The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.*

	Belgium	The Netherlands	Luxembourg	Benelux	United States	Rest of the world	Eliminations	2001 Total
Total assets								
Insurance	32,060.4	42,349.0	1,283.8	75,684.9	25,736.3	8,815.4	(308.1)	109,936.8
Banking	223,612.7	66,892.2	38,765.3	329,270.2	16,451.4	32,276.1	(3.6)	377,994.1
General								10,068.1
Eliminations								(15,029.1)
								482,969.9
Loans and advances	117,368.3	67,336.7	22,621.1	207,326.1	17,630.9	27,639.6	(12,000.8)	240,595.8
Technical provisions, net [1]	19,630.9	17,796.9	377.4	37,805.2	8,516.3	6,429.0		52,750.5
Total revenues, net of interest expenses								
Insurance	5,452.7	5,790.2	403.4	11,646.3	5,869.5	2,553.2		20,069.0
Banking	3,750.1	2,073.2	757.8	6,581.1	207.0	1,494.1		8,282.2
General								(7.1)
Eliminations								
								28,344.1
Insurance premiums (gross)								
Life	3,693.3	3,457.2	455.3	7,605.8	1,671.6	1,404.3		10,681.7
Non-life	1,061.2	1,914.9	14.7	2,990.8	6,921.6	1,019.8		10,932.2
								21,613.9
Net interest income [2]								
Banking	2,230.6	1,136.7	325.0	3,692.3	147.7	564.0		4,404.0
Operating result before taxation								
Insurance	554.3	675.9	8.3	1,238.5	300.0	128.6		1,667.1
Banking	798.2	273.0	441.2	1,512.4	87.9	398.2		1,998.5
General								(172.2)
								3,493.4
Effective average number of employees [3]								
Insurance	3,965	5,579	110	9,654	10,686	2,897		23,237
Banking	22,386	10,510	2,572	35,468	273	7,050		42,791
General								182
								66,210

1) *Technical provisions less reinsured share of technical provisions.*
2) *Interest income (receivables, debt securities and other) less interest expense.*
3) *The effective average is the number of full-time equivalents (FTE), taking into account part-time positions and staff joining or leaving Fortis during the year.*

3 General, accounting principles and principles of consolidation

3.1 General

Fortis is a financial services provider operating in the fields of insurance, banking and investment. In 1990 N.V. AMEV, a large Dutch insurer and VSB, a Dutch bank combined operations. Later that year AG Group, a major Belgian insurer joined the group to form the first cross-border merger in the financial sector. Fortis has undergone explosive growth since its inception, both organically and through acquisitions. Major takeovers include the acquisition of ASLK, a Belgian bank and insurer, in 1993; the Dutch merchant bank MeesPierson in 1997; Generale Bank in 1998; American Bankers Insurance Group, Inc. in 1999; and ASR Verzekeringsgroep N.V. in 2000. At the end of 2003, Fortis had 66,741 employees worldwide.

Since 2000 Fortis's banking operations have been conducted under the name Fortis Bank. Fortis Bank was created by the merger of the operations of ASLK, Generale Bank, MeesPierson, VSB Bank and Banque Générale du Luxembourg. Legally, Fortis has three banks: Fortis Bank Belgium, Fortis Bank Netherlands and Banque Générale du Luxembourg. In practice however, there is one Fortis Bank with an international organization and management. The core business is divided into business lines on the basis of customer groups. The businesses are Network Banking, Merchant Banking and Private Banking and Asset Management. Fortis Bank has operations across the globe.

Fortis's insurance activities are focused on life insurance and non-life insurance products and pension insurance products. Fortis offers a wide range of participating and non-participating policies written for both individual and group customers, and non-life insurances in the form of fire and car insurance for individual and commercial customers, credit-related insurance and health and accident insurance policies for individual and group customers. The insurance activities are grouped into geographic area and are carried out by independent operating companies of Fortis. Major operating companies are: in the Netherlands: Fortis ASR, a company formed in 2001 by the merger of AMEV and ASR Verzekeringsgroep; in Belgium: Fortis AG and FB Insurance; and in the United States: Fortis, Inc.

In accordance with its strategy, which was sharpened in 2003, Fortis decided that the operations of Fortis, Inc. no longer form part of its core activities. In February 2004, Fortis thus floated Fortis, Inc. on the New York Stock Exchange under its new name Assurant, Inc. and sold 65% of its shares in Assurant, Inc.

Fortis has two parent companies, i.e. Fortis SA/NV in Belgium and Fortis N.V. in the Netherlands. In 2001 the shares of the parent companies were merged into a single Fortis share. All holders of the Fortis share are shareholders of both Fortis SA/NV and Fortis N.V. As such, they have the right to cast one vote for each Fortis share held at the meetings of shareholders of both companies. All holders of the Fortis share have the right to choose whether they receive a Fortis SA/NV or a Fortis N.V. dividend (see note 19 'Dividend').

Fortis has a primary listing on both the Primary Market of Euronext Brussels and the Official Segment of the stock exchange of Euronext Amsterdam. Fortis also has a listing in Luxembourg and a sponsored ADR-programme in the United States.

Structure Fortis


Shareholders
Fortis SA/NV
(Belgium)
Fortis N.V.
(The Netherlands)
50%
50%
50%
50%
Fortis Brussels
SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

3.2. Accounting principles

General

The consolidated financial statements were drawn up in accordance with the applicable legal and regulatory requirements in Belgium. As described in the disclosures and accounting principles, Fortis has - both in terms of presentation and content - applied a number of options applicable in the law for consortium by taking into account art. 116 of the Royal Decree of 30 January 2001 under implementation of the company law in Belgium, in order to reflect in a most reliable manner in its financial statements the banking and insurance activities.

Changes in accounting principles

The principles of valuation and profit determination are unchanged compared with 2002 and 2001.

3.3 Principles of consolidation

Fortis has opted for consortium accounting. The consolidated Annual Accounts of Fortis include the financial statements of Fortis SA/NV and Fortis N.V., as well as the companies in which they jointly exercise a direct or indirect control of more than 50%. Joint ventures in which Fortis has a 50% controlling interest are consolidated on a proportional basis. Special Purpose Vehicles introduced within the framework of securitization in which Fortis does not have a controlling interest are not included in consolidation.

Upon the acquisition of a company the assets, including any intangible fixed assets, and liabilities of the acquired company are restated at their fair value. Any amount of goodwill is charged or credited in full to net equity. Changes to the goodwill calculated on the acquisition date resulting from revised financial information may take place up to a maximum of 365 days after the acquisition date. These changes are charged or credited to net equity. Goodwill arising on the acquisition of participating interests accounted for under the equity method is also charged or credited to net equity.

If a company is sold within five years of being acquired, a time-weighted portion of the goodwill paid upon acquisition is added to the cost when calculating the capital gain upon the sale of the company.

Companies are consolidated or deconsolidated when the effective control of these companies is acquired or sold. This is usually when the transaction is completed.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

Eliminations

Fortis is a group of companies whose activities cover a broad spectrum of financial services. These activities are also provided to other group companies on commercial terms. Transactions made under market conditions within the course of their normal business are not eliminated in the consolidated profit and loss account. Intercompany balance sheet items from this source are eliminated. All other transactions between group companies are eliminated in the consolidated balance sheet and consolidated profit and loss account.

Investments in group companies are deducted from equity in the presentation of the balance sheets by segments. As Fortis has financed part of the shareholders' equity of these companies in the sector general with borrowed capital, shareholders' equity is negative in this segment.

4 Principles of valuation and profit determination

General

Assets and liabilities are stated at face value, unless a different accounting policy is specified below. If necessary, assets are stated after deduction of value reductions. Unless stated otherwise the results are allocated to the period to which they relate, or in which the service was provided or received.

Use of estimates

In preparing the Annual Accounts, certain estimates and assumptions have to be made that affect the consolidated balance sheets and results. Actual results may differ from those estimates. Generally accepted accounting principles also require disclosure of contingent assets and liabilities at the date of the balance sheet.

Material estimates that are particularly susceptible to significant changes in the near term are included in the determination of the allowance for loan losses and provisions for damage. Liabilities for unpaid claims, claim adjustment expenses and policy benefits for life and health include estimates for mortality, morbidity, claim settlement patterns and interest rates at the date of the balance sheet.

Fortis uses financial instruments and invests in securities of entities where exchange trading is not available. The valuation of these financial instruments and securities has been estimated by using historical information, actuarial analyses, financial modelling and other analytical techniques.

Foreign currency

For consolidation purposes assets and liabilities of participating interests not denominated in euros are translated into euros at the rates of exchange pertaining at the end of the reporting period. The profit and loss account is translated at average exchange rates in the reporting year. Exchange differences arising from such translation are credited or debited to net equity. Exchange differences resulting from the revaluation of investments valued at market value and financing of participating interests denominated in foreign currency are also recorded directly in net equity. All other exchange differences are reported in the profit and loss account.

The following table lists the primary exchange rates used in the preparation of the consolidated Annual Accounts.

			Rates at year-end			*Average rates*
	2003	*2002*	*2001*	***2003***	*2002*	*2001*
1 euro =						
Pound sterling	0.70	0.65	0.61	0.69	0.63	0.62
US dollar	1.26	1.05	0.88	1.13	0.94	0.90

Treasury shares

Fortis shares held by Fortis SA/NV and Fortis N.V. are not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of these shares is deducted from net equity.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities (see also 'Subordinated convertible notes') are also not entitled to dividend or capital. In calculating dividend, net profit and net equity per share, these shares are eliminated. The cost price of the shares is deducted from net equity.

Fortis shares held by other group companies are included in investments and trading securities. They are reported at fair value with the exception of shares bought to cover Fortis's (potential) issuing commitments. These are included in other assets at cost or lower (other than temporary) fair value.

In addition to the Fortis shares referred to above, investments include Fortis shares attached to certain classic Belgian life insurance products with a minimum return guaranteed. These shares are valued at cost.

Trading securities

Trading securities are carried at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated based on quoted market prices of comparable instruments or discounted cash flow analysis using market rates. Realized and unrealized gains and losses on trading securities are included directly in the profit and loss account under results from financial transactions.

Investments

Treasury bills, debt securities and other fixed-income securities (including preference shares which entitle the holder of such securities to a fixed dividend rate) which have been acquired by Fortis with the intention of managing long-term interest risk and liquidity risk are reported at purchase cost less amortization of premiums and discounts (amortization value). An allowance for value reduction is established if there are doubts about the collectibility of the amounts. Upon the sale of a debt security, the resulting realized gain or loss is recorded under results from financial transactions in the profit and loss account, unless the debt security is replaced with another security of the same type within a short period of time. In that case, realized gains and losses are deferred and amortized as an adjustment to the yield spread over the average term of the investment portfolio.

Equity securities (including convertible notes) are recorded at fair value based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Unrealized gains and losses on equity securities are recorded, net of tax, directly in Fortis's net equity. Upon the sale of equity securities, the revaluation adjustments previously recorded in net equity are included in the determination of the gain or loss on sale of the security.

If the fair value of the total equity portfolio falls below the purchase price, the difference between the fair value and the purchase price is charged to the profit and loss account. Rises in value thereafter recorded are credited to the profit and loss account until the fair value of the investments is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to the revaluation reserve.

Investments relating to certain Belgian classic life insurance products that have a minimum return guarantee are managed in separate funds. These investments are valued at cost. If the expected investment income, including unrealized losses, does not cover the minimum return guarantee, supplementary additions to the technical provisions will be made.

Acquired land and buildings are initially recorded at cost, including interest during the construction period. Subsequently, the value is adjusted to the (estimated) fair value. If the fair value of each individual object is lower than the purchase price, a value adjustment to reduce the carrying amount of the land and buildings is recorded in the profit and loss account. Any recovery in fair value up to the purchase price is also recorded in the profit and loss account. As long as the fair value exceeds the purchase price, any revaluation adjustment is recorded directly in net equity, taking into account deferred tax. Each year, the value of about one-fifth of the properties is established by expert survey, in part internally and in part externally. Upon sale, the revaluation adjustments previously recorded in net equity are included in determining the gain or loss upon sale of the asset.

Participating interests in investment pools are valued according to valuation principles used by the manager of the investment pools in question.

Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements or sold by Fortis under repurchase agreements are not shown separately in the consolidated balance sheet but are included under loans and advances to credit institutions and loans and advances to customers. These securities are primarily Dutch government, Belgian government and corporate debt securities.

The securities are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements; these amounts include accrued interest. Fortis's policy is to take possession of securities purchased under resale agreements and to relinquish securities sold under repurchase agreements.

Securities borrowed and securities lent

Securities borrowed and securities lent are carried at the amounts of collateral advanced and received in connection with the transaction. Fortis measures the fair value of the securities borrowed and lent against the collateral on a daily basis. If necessary, additional securities are required. Fortis or a custodian company holds all collateral received in custody.

Loans and advances

Loans and advances are reported at their outstanding principal amount adjusted for any charge-offs and for an allowance for loan losses. An allowance for loan losses is maintained as considered adequate to cover the existing probable loan losses in the portfolio of loans. Each operating subsidiary makes allowances for loan losses on the basis of a loan rating classification and circumstances in its market area and among its customers, in accordance with a common methodology.

Allowances on loans are increased or reduced, as necessary, based on periodic loan reviews. These net changes are charged or credited directly to the profit and loss account as value adjustments.

Irrecoverable loans are written off and charged against the allowance for loan losses when all the necessary legal procedures have been completed and the amount of the loss is finally determined.

The country risk allowance (included in the allowance for loan losses) is intended to cover the risk that borrowers of a particular country will be unable to fulfil their obligations for reasons beyond their ability to generate local currency cash flows to repay their debt. These reasons include the risk that, due to political or other reasons, foreign government and regulatory acts restrict a customer's ability to transfer financial assets from the foreign country. Based on its evaluation of each identified country, Fortis calculates specific country risk allowances by applying the minimum percentages provided by the regulators to outstandings within each country, minus the fixed deductibles defined by the regulator. The fixed deductibles primarily include elements that are not exposed to country risks by their very nature, the allowance for irrecoverability and the collaterals received.

In addition to the allowances for loan losses made for probable loan losses in the existing portfolio, provisions may be made to cover as yet unidentified risks. The provisions are charged directly, as value corrections to loans, to the profit and loss account.

Loans are no longer considered to be interest-bearing if Fortis has any reason to doubt that the borrower will repay the principal and/or matured interest. Interest revenue continues to be recorded as interest income in the profit and loss account; however, the allowance for reserved interest is increased by the amount of unreceived interest and charged to interest income. The recording of interest allowances for loans is stopped if and when the borrower is able to make payments on time and Fortis believes there is sufficient security with respect to future payments.

Loan origination fees are recorded in the profit and loss account (under interest) when received. Direct origination costs are charged to the profit and loss account when incurred.

Deferred acquisition costs

Acquisition costs that vary with and are primarily related to the offering and placement of new insurance business are deferred to the extent that they are deemed recoverable from future revenues. Deferred acquisition costs for traditional life insurance business are amortized over the premium paying periods of the related policies in proportion to the ratio of annual premium income to the total anticipated premium income. Deferred acquisition costs of other products are generally amortized over the term of the insurance contract at a constant rate based on the present value of estimated gross profits expected to be realized. Amortization of deferred acquisition costs is included in operating expenses.

In the case of the purchase of a new insurance portfolio, deferred acquisition costs also include the Value Of Business Acquired (VOBA) formed for the insurance contracts concluded in this portfolio. VOBA is recorded under deferred acquisition costs and represents the difference between the fair value and the book value of technical provisions of long-term insurance contracts. It is amortized over the term of the portfolio in proportion to the realized profits on the underlying contracts.

VOBA is assessed once a year. If it displays a long-term decline in value, amortization is charged to the profit and loss account.

Investments on behalf of policyholders

Investments on behalf of policyholders are maintained in separate accounts and are carried at fair value. Amounts received from policyholders for this purpose are recorded in the profit and loss account as insurance premiums. If investment income is insufficient to cover the commitments, an additional provision is made and charged to the profit and loss account. Changes in the value of the investments are recorded in the profit and loss account. Gains and losses on the sale of investments are recorded under results from financial transactions, and investment income is recorded under other revenues. For certain contracts minimum guaranteed rates apply.

Liabilities related to investments on behalf of policyholders are recorded on the same basis as the principles used to value the corresponding investments. Changes in the value of the liabilities related to investments on behalf of policyholders are recorded under policy benefits and claims in the profit and loss account.

Other assets

Participating interests

Participating interests are investments in companies in which Fortis holds a non-controlling interest and in which it exercises significant influence. These are in principle interests in which Fortis holds an interest of between 20% and 50%. Participating interests are accounted for under the equity method, based on Fortis's principles of valuation, and are included in other assets. Changes in relation to revaluations are recorded as a direct adjustment to net equity. Fortis's share in the profits of these participating interests is accounted for in the profit and loss account (under other revenues).

Other participating interests, where Fortis holds an equity interest of less than 20% and in which it does not exercise significant influence, are recorded at estimated market value. The estimated market value is based on year-end quoted market prices, where available, or on quoted market prices of comparable instruments. Revaluation adjustments are recorded as a direct adjustment to net equity. If the market value falls below the purchase price, the difference between the market value and the purchase price is charged to the profit and loss account. Rises in market value thereafter recorded are credited to the profit and loss account until the market value is equal to the purchase price. Any rises in value thereafter, i.e. above the purchase price, are credited to net equity. Dividends received are recorded in the profit and loss account (under other revenues).

Upon the sale of participating interests, the realized gains or losses, i.e. the difference between the sales proceeds and the purchase price, are recorded in the profit and loss account. Valuation adjustments previously reflected in net equity are included when determining the positive or negative result realized upon sale of participating interests.

Deferred taxes

Deferred taxes (both assets and liabilities) are established on the basis of temporary differences between the valuation of assets and liabilities in the Annual Accounts and for fiscal purposes at the nominal tax rate applicable at year-end. In case of tax loss carryforward a deferred tax asset is also established on the basis of the same tax rate. Future rate adjustments laid down by law in the reporting year are taken into account. If rates are adjusted during the reporting period, the deferred tax is reviewed. The effect of the review is either charged to or credited to the result, or included in net equity if the rate adjustment relates to the revaluation reserve. If it is likely that a deferred tax asset cannot be realized, entirely or partially, the deferred tax asset is charged to the profit and loss account.

Other tangible fixed assets

Other tangible fixed assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the economic life of the asset.

Technical provisions

Technical provisions are calculated on the basis of the principles and methods used in countries in which Fortis insurance companies operate.

Technical provisions for long-duration traditional life and long-duration non-life insurance policies are established by the net-level premium method. This is based on estimated investment yields, withdrawals, mortality and other assumptions similar to those used in rating the policies. Interest assumptions for life benefit liabilities range from 3% to 6.5%. Mortality rate assumptions are generally based on experience multiples applied to current tables commonly used in the industry. Withdrawal assumptions for individual life contracts are based on historical experience. According to the Third European Union Directive in respect of life insurance, an exception is made to the rating principles if expectations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision.

The adequacy of the provision is tested annually. If the tests show that technical provisions are inadequate, the provisions are increased. This technical provision is net of capitalized interest surplus rebates found in the Dutch life insurance industry. Interest surplus rebates are amortized in proportion to the realized surplus interest on which the rebate is based. Technical provisions for non-traditional life insurance (universal-life type and investment contracts) represent the accumulated amounts which accrue to the benefit of the policyholder and reflect interest credited at rates that are subject to periodic adjustment. Any adjustments to the technical provisions are reflected in the profit and loss account for the year during which the adjustments are made.

Non-life technical provisions include a liability for reported claims, claims incurred but not reported and claim adjustment expenses. Estimates of expected claims are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The technical provision for non-life insurance claims and claim adjustment expenses is based on estimates of expected losses and takes into consideration management's judgement on anticipated levels of inflation, regulatory risks and the trends in claims. Non-life technical provisions for workers' compensation business are presented at their net present value at interest assumptions ranging from 3% to 6.5%. Fortis believes that the technical provisions established are adequate to cover the ultimate costs of claims and claims adjustment expenses.

Unearned premiums on non-life insurance contracts are calculated in proportion to the duration of insurance coverage. A technical provision is established in connection with risks that are related to current long-term duration non-life insurance contracts, when future claims are expected to exceed the amount of premiums to be earned.

Other liabilities

General provisions, included in other liabilities, are liabilities of uncertain timing or amount and are established on the basis of the best possible estimate. Other liabilities include short positions relating to trading securities. These positions are reported at fair value, where possible based on stock market quotations. If no stock market quotation is available, the fair value is estimated according to stock market quotations of comparable securities, or by calculating the cash value of the expected cash flows based on market rates.

Subordinated convertible notes

On 7 May 2002, Fortfinlux S.A. issued a Floating Rate Equity-linked Subordinated Hybrid ('FRESH') bond in the amount of EUR 1,250 million. The regulators consider the FRESH to be part of Tier 1 capital. The bonds have a nominal value of EUR 250,000 and may at the discretion of the holder be converted into Fortis shares at a price of EUR 31.50 per Fortis share starting forty days after the date of issue. The principal will not be repaid; the bond holder only has the option to conversion. The bond therefore has an indefinite life.

From 7 May 2009 the bonds will be automatically converted into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty successive trading days. Holders of FRESH securities are subordinated to all other loans, subordinated loans, and preference shares, but they rank senior to holders of ordinary shares. The coupons are payable quarterly, in arrears, at a variable interest coupon of 3-month Euribor plus 135 basis points. The coupons are offset against new Fortis shares to be issued equalling 103% of the coupon if Fortis does not pay dividend on its shares, or the dividend yield is lower than 0.5%.

Fund for general banking risks

A fund for general banking risks is maintained to cover general risks of the banking activities. The level of the fund and any additions to it (included in value adjustment in the profit and loss account) are based on the expected development of risks. Fortis believes that the level of the fund at the end of 2001 is sufficient to cover the general risks foreseen and has thus decided that no further additions will be made to the fund with effect from financial year 2002. No deferred tax is recognized in relation to the fund for general banking risks.

Derivative financial instruments

Fortis enters into derivative financial instruments, both for trading purposes and for purposes other than trading. Derivative financial instruments used by Fortis consist primarily of swaps, forwards and options.

Derivatives entered into for trading purposes are recorded at estimated fair value under prepayments and accrued income or accruals and deferred income. The related unrealized gains or losses are included in the profit and loss account under results from financial transactions.

Derivatives entered into for purposes other than trading (e.g. as part of asset/liability management in order to manage interest rate, foreign currency and equity price risks) and associated with financial instruments carried at fair value (primarily forwards and options) are marked-to-market with the unrealized gains and losses recognized consistent with the underlying instrument. Derivatives associated with other financial instruments are accounted for under the accrual method. Amounts payable or receivable on derivative financial investments are accrued according to their contractual terms. Interest and other income from these derivative instruments are recognized under interest income or in results from financial transactions. Interest and other costs incurred on these derivative instruments are recorded under interest expense or in results from financial transactions.

Realized gains and losses on the termination of derivative instruments entered into for purposes other than trading are deferred and amortized as an adjustment to yield (interest on the related financial instrument) over the average remaining term of the underlying financial instrument.

Insurance premiums

Premiums for long-duration traditional life insurance products, as well as universal life and investment-type contracts, and for long-duration non-life insurance contracts are generally recorded as premium income when due. Premiums for short-duration non-life insurance contracts are generally recorded in proportion to the duration of insurance coverage.

Premiums, commissions, expense reimbursement and technical provisions related to reinsurance business are accounted for according to principles consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Pensions and similar entitlements

Pension costs under defined benefit plans are charged to the profit and loss account so as to spread the cost of pensions over the expected service life of employees. In determining such pension costs the following items, amongst others, are taken into account: the discount rates, the active period of service up to the balance sheet date, expected salary at the time of retirement, expected yield of the plan investments and actual yield of the investments.

If the difference between projected pension commitments and the market value of the related pension investments exceeds 10% of the higher of the two (the 'Corridor'), the difference is amortized in proportion to the average remaining years of service of the employees to whom the pension commitments relate.

If the pension commitments – calculated as the current value of entitlements granted to personnel based on services performed and current and past salary – exceeds the market value of the related pension commitments and of yet to be paid pension costs included on the balance sheet, an additional pension provision will be created and charged to shareholders' equity.

Pension costs include fringe benefits that remain valid after retirement. These include payment of a portion of health insurance contributions and personnel conditions for specific financial products.

Pension costs under defined contribution plans are reported as incurred.

Non-operating items

To obtain insight into the company's performance, a number of exceptional items have been included under non-operating items. These non-operating items are related to:

- the sale of (non-consolidated) participating interests with a strategic character or the sale of participating interests whereby the sale is initiated by a third party;
- the sale of consolidated activities;
- the release of certain provisions;
- the creation of provisions in connection with significant reorganizations;
- changes in deferred taxes in connection with the change in tax rates.

5 Changes in the composition of Fortis

The most significant acquisitions and divestments of the past three years are discussed below.

Theodoor Gilissen

In November 2003 Theodoor Gilissen Bankiers N.V. was sold. The company was sold due to insufficient growth opportunities in the current structure of Fortis. Integrating the company into MeesPierson was not considered to be in the interest of Fortis, Theodoor Gilissen, its clients or its employees. The takeover price was paid entirely in cash.

Intertrust Group

In July 2002 Fortis acquired Intertrust Group. The takeover price was paid in cash. Intertrust is a leading international party within its market segment and provides a broad range of services, including the establishment and management of companies, administration, reporting, trust activities, cash management and treasury services. Intertrust's activities have been merged with MeesPierson's trust activities and together form MeesPierson Intertrust.

Bernheim-Comofi

In May 2002 Fortis acquired Bernheim-Comofi for EUR 525 million. The takeover price was paid in cash. Bernheim-Comofi is active in real estate management and development. The purpose of the takeover was further diversification of Fortis's real estate investments in terms of type of investment and geographical spread. Goodwill amounted to EUR 228 million.

TOP Lease

In April 2002 TOP Lease was sold. The main reason for the sale was that the operational car lease activities are not part of Fortis's core business. As a result, opportunities for expanding TOP Lease's car lease portfolio are limited. The takeover price was paid entirely in cash.

Protective's Dental Benefits Division

At the end of 2001 Fortis acquired the Dental Benefits Division ('DBD') from Protective Life Corporation for approximately USD 300 million (EUR 357 million). The transaction included the reinsurance of the dental insurance activities of DBD and its subsidiaries that sell dental insurances. The goodwill estimated in 2001 was EUR 214 million. In 2002 the goodwill was finalized at EUR 164 million.

Taiping Life

In October 2001 Fortis entered into a partnership with China Insurance International Holdings Company Limited ('CIIH') and China Insurance Company Limited ('CIC'), the parent company of the China Insurance Group. This gives Fortis an initial stake of 24.9% in Taiping Life ('TPL') for USD 88 million (EUR 100 million). Following the transaction, CIIH has a controlling interest in TPL of 50.05%; CIC has a 25.05% stake. Fortis has an option to increase its interest to 49%. TPL has a national licence for life insurances in China. Goodwill amounted to EUR 83 million.

Fortis Australia

In July 2001 Fortis sold its Australian non-life insurance company, Fortis Australia, for about AUD 330 million (EUR 205 million) in cash. The transaction is in line with Fortis's strategy to focus on Europe and Asia. Gains realized from this transaction totalled EUR 46 million and have been included in non-operating items.

Fortis Financial Group

In April 2001 Fortis Financial Group ('FFG') was sold for an amount totalling approximately USD 1,120 million (EUR 1,252 million) in cash. FFG is active in variable life insurances, the annuity business and the management of own investment funds. For the sale of insurance activities the transaction has been structured as a reinsurance agreement with indemnity. The capital gains thus realized will depend on the remaining term of the policies and have been recorded as part of the operating profit. The sale of asset management activities resulted in 2001 in a net result of EUR 36 million and has been recorded under non-operating items.

Mayban General Assurance Berhad

Fortis reached agreement with Maybank in February 2001 in light of developments in the banking and insurance business in Malaysia. Under the agreement, Fortis acquired a 30% stake in Maybank's insurance operations, Mayban General Assurance Berhad ('MGAB'). MGAB is active in life and non-life. Fortis's investment amounted to approximately RM 340 million (EUR 104 million). Goodwill amounted to EUR 52 million.

Other acquisitions and divestitures

In 2001 Fortis acquired CORE, Inc. and the insurance portfolio of Bâloise (España) Seguros y Reaseguros SA. CORE, Inc. is a major supplier in the United States of America of absenteeism management services and of management services for the reinsurance of disability insurances for medium-sized insurers.
Bâloise works with a large network of agents. Premium volume consists of life and non-life products, mainly for the private sector.

In addition to the above, in 2003, 2002 and 2001 a number of small companies were acquired and the interests in other companies were increased.

The most important acquisitions and divestments are listed below, including information about when their results were included in Fortis's Annual Accounts.

	2003	2002	2001
Sale Theodoor Gilissen	Until 1 November		
Acquisition Intertrust Group		as of 1 July	
Acquisition Bernheim Comofi		as of 1 May	
Sale TOP Lease		until 1 April	
Acquisition Tai Ping Life (24.9%)			as of 1 October
Acquisition Protective's Dental Benefits Division			as of 31 December
Sale Fortis Australia			until 1 July
Acquisition Mayban General Assurance Berhad (30%)			as of 1 July
Sale Fortis Financial Group			until 1 April

The results of operations of other acquired companies are included in the operating result of Fortis with effect from the respective acquisition dates.

The total amount of goodwill for 2003 was EUR 84.0 million (2002: EUR 417.8 million; 2001: EUR 773.0 million) and was charged entirely to net equity.

6 Fair value of financial instruments

The fair value of a financial instrument is the current amount that would be exchanged on the balance sheet date between willing parties (other than in a forced sale or liquidation) and is best evidenced by a quoted market price, if it exists. Quoted market prices are not available for a significant portion of the Fortis group's financial instruments. As a result, fair values presented are estimates derived using present value or other valuation techniques. In addition, the calculation of estimated fair value is based on market conditions at a specified point in time and may not be reflective of future fair values.

Fair values among financial institutions are not comparable due to the wide range of permitted valuation techniques and numerous estimates that must be made. This lack of objective valuation standards introduces a degree of subjectivity to these derived or estimated fair values. Readers are therefore cautioned in using this information for purposes of evaluation the financial condition of Fortis with other financial institutions.

Financial instruments valued at carrying value

The carrying value of certain financial instruments, such as cash, amounts due from banks, trading securities, and accrued interest payable and receivable, approximate their fair values because they are either carried at this value, or are short-term in nature or are receivable or payable on demand.

Investment securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based either on discounted cash flow calculations or on quoted market prices of comparable instruments.

Loans receivable

The fair value of the performing loan portfolio is estimated using discounted analysis of anticipated cash flows, using interest rates being offered on the balance sheet date for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated based on cash flow analyses at higher discount rates appropriate to the higher risk involved or underlying collateral values.

Amounts owed to credit institutions and customers

The fair values for demand deposits, savings accounts and other deposits without fixed maturity are, by definition, equal to the amount payable on demand at the balance sheet date. The carrying amounts of variable-rate, fixed-term deposits approximate their fair values at the reporting date. Fair values for fixed-rate deposits are estimated using a discounted cash flow calculation that applies market interest rates to similar deposits and timing of maturities.

Long-term debt

The fair value of variable-rate, long-term debt (debentures and subordinated notes and other long-term borrowings) approximates its carrying value. The fair values of Fortis's fixed-rate, long-term debts are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of debts.

Derivatives

The fair value of derivatives traded on the stock exchange is based on the quoted market price or on trader quotations. The fair value of non-exchange traded or over-the-counter derivative instruments is calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument; accrued interest is not taken into account. The discount rates are based on market rates and indices for similar derivative instruments prevalent in the market.

The following table shows the carrying value and the estimated fair value at 31 December of financial instruments which are presented in the balance sheet and whose fair values differ from their carrying values for either period presented.

	2003		2002		2001	
	Book value	*Fair value*	*Book value*	*Fair value*	*Book value*	*Fair value*
Financial assets						
Securities and Treasury bills	174,228.4	177,825.8	146,116.2	150,692.9	160,725.9	162,513.9
Loans and advances to credit institutions and customers	261,485.0	261,983.1	256,003.1	259,547.9	240,595.8	246,592.2
Participating interest [1]	540.7	540.6	566.4	566.5	740.4	740.3
Derivatives (net) [2]	(89.4)	(749.9)	(915.1)	(1,372.5)	2,364.7	2,469.8
Financial liabilities						
Amounts owed to credit institutions and customers	296,791.8	303,184.0	274,183.7	269,908.2	276,024.5	271,653.6
Debt certificates	52,278.9	53,403.5	49,963.7	50,837.9	50,895.9	51,229.3
Subordinated liabilities and convertible notes	11,173.1	12,468.4	12,229.7	13,660.9	11,466.4	12,557.2

1) *Excludes participating interests accounted for under the equity method.*
2) *Including the derivatives portfolio, held for risk management purposes, not on the balance sheet.*

7 Minority interests in group equity

In addition to shareholders of third parties in the operating companies of Fortis, minority interests also include a number of so-called hybrid financing instruments.

In March 2000 Fortis issued Trust Capital Securities, through a wholly-owned limited partnership in the United States specially established for that purpose, to strengthen the capital basis. The issue, in which Fortis raised USD 550 million, was composed of two tranches:

- a tranche of USD 150 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.48% to 1 March 2005 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.10% reset semi-annually);
- a tranche of USD 400 million, with a non-cumulative coupon, payable semi-annually in arrears at a fixed rate of 7.68% to 1 March 2010 (and thereafter at a variable rate equal to 6-month LIBOR plus 1.25% reset semi-annually).

In preparation of the Initial Public Offering of Fortis, Inc., in December 2003 Fortis submitted a provisional bid for the outstanding Trust Capital Securities. In February 2004 the bid was finalized and the Trust Capital Securities were purchased.

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities in the amount of EUR 650 million through a subsidiary in the United States established for this purpose. That subsidiary may hold only debt or other securities owed by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity, but after ten years Fortis has the opportunity to redeem this instrument for cash on the distribution date.

The issue was composed of three tranches:
- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years;
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument;
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor plus 2.30% in subsequent years.

In June 1999 Fortis issued non-cumulative, non-voting perpetual shares. The regulator considers these preference shares as part of the Tier 1 capital of the bank. The issue was composed of two tranches:
- a tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor plus 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date;
- a tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. After 5 years and once a year in subsequent years Fortis has the opportunity to redeem this instrument for cash on a distribution date.

The preference shares have the benefit of a Support Agreement. Fortis N.V., Fortis Bank, Fortis Bank Nederland (Holding) and Fortis SA/NV (the 'Supporting Companies') jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year. Under this arrangement, even the payment of a symbolic dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. In addition (if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock) payment would result in an obligation to make payments under the Support Agreement for which distributable reserves of the Supporting Companies would not be adequate.

As a condition for its acceptance of the hybrid securities as constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board of Directors has decided that Fortis SA/NV will not declare a dividend on its ordinary shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

8 Net equity

The following table sets forth the composition of net equity at 31 December 2003:

Share capital:	
- Ordinary Fortis shares; 1,337,882,634 shares issued; per Fortis Share consisting of 1 share Fortis SA/NV EUR 4.28 unit-of-account value and 1 share Fortis N.V. EUR 0.42 par value.	6,293.2
- Cumulative preference shares A Fortis N.V. EUR 0.42 par value; 1,750,000,000 shares authorized; no shares issued or outstanding.	
- Cumulative preference shares B Fortis N.V. EUR 0.42 par value; 250,000,000 shares authorized; no shares issued or outstanding.	
- Share premium reserve	11,937.0
- Revaluation reserve	
- Goodwill	(17,108.6)
- Other reserves	8,575.2
- Net profit current financial year	2,197.4
	11,894.2

A detailed description of the various option plans is included in notes 13 and 18.

Cumulative Preference Shares A Fortis N.V.

None of Fortis's 1,750 million, EUR 0.42 par value, authorized Cumulative Preference Shares A are issued or outstanding. However, Fortis N.V. has granted an option to the Stichting Continuïteit Fortis (the 'Foundation') to acquire a maximum number of Cumulative Preference Shares A of Fortis N.V. (which have the same voting rights as Ordinary Shares). Once the option has been exercised, the number of Cumulative Preference Shares A issued shall not exceed the number of Ordinary Shares and Cumulative Preference Shares B issued. Fortis N.V. is entitled to require the Foundation to accept the issue of Cumulative Preference Shares A.

The objective of the Foundation is to protect the continuity and to retain the identity of Fortis and Fortis N.V. such that the interests of the company and of Fortis and its affiliated companies and all parties involved are safeguarded and that factors that are in conflict with the independence and identity of Fortis and Fortis N.V. which could affect those interests are excluded to the greatest extent. The Foundation will only exercise its options in accordance with this purpose. The exercise price of the options is EUR 0.42 per Cumulative Preference Share A. Upon exercise, however, only 25% of the par value is required to be paid. The Foundation will be required to pay the additional 75% of the par value per Cumulative Preference Share A only upon the request of Fortis N.V. on the basis of a resolution of the Board of Directors.

Under Dutch law, the Foundation is an independent legal entity and is not owned or controlled by any person or entity. The Board of the Foundation consists of six members: four members are independent with respect to Fortis while two members may be related to Fortis. Additionally, the four independent members have two votes per member while the other two related members have one vote per member. This composition of the Board has been approved by Euronext Amsterdam.

If any Cumulative Preference Shares A are issued or redeemed, a General Meeting of Shareholders shall be convened which shall be held not later than two years after the date on which the Cumulative Preference Shares A were first issued. A resolution concerning issuance or withdrawal of the Cumulative Preference Shares A shall be put on the agenda of such meeting.

If the resolution to be taken on this agenda item is not a resolution to purchase or withdraw the Cumulative Preference Shares A, a General Meeting of Shareholders will be convened and held, in each case within two years of the previous meeting, for which meeting a resolution concerning purchase or withdrawal or the Cumulative Preference Shares A will be put on the agenda, until there are no Cumulative Preference Shares A outstanding.

From Fortis N.V.'s profits, a dividend will, if possible, first be paid to holders of Cumulative Preference Shares A before one is paid to holders of Cumulative Preference Shares B and Ordinary Shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by De Nederlandsche Bank N.V. during the financial year over which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid in to Fortis N.V. on such shares and pro rata for the period outstanding.

Cumulative Preference Shares A have a liquidation value equal to the amount paid in to Fortis N.V. related to such shares plus any accumulated but unpaid dividends. Cumulative Preference Shares A have priority in liquidation over Cumulative Preference Shares B and Ordinary Shares.

Cumulative Preference Shares B Fortis N.V.

None of the 250 million, EUR 0.42 par value, authorized Cumulative Preference Shares B are issued and outstanding. Upon issue, Cumulative Preference Shares B must be fully paid-up. Cumulative Preference Shares B may be issued by Fortis N.V. for financing purposes. The shares have voting rights equivalent to those of Ordinary Shares and Cumulative Preference Shares A with one vote per share outstanding.

Cumulative Preference Shares B rank senior to Ordinary Shares and subordinate to the Priority Shares and Cumulative Preference Shares A with respect to the payment of dividends and distribution of assets upon liquidation.

A dividend will be distributed on Cumulative Preference Shares B equal to a percentage calculated over an amount equal to four times the par value and pro rata to the period the shares are outstanding. This percentage shall be linked to the average effective yield on the five longest running state loans calculated in accordance with the method as set forth in the Articles of Association and adjusted every ten years.

Cumulative Preference Shares B have a liquidation value equal to four times the par value of the share plus any accumulated but unpaid dividends. The redemption and conversion features of Cumulative Preference Shares B are not described in the Articles of Association, but are determined at the time of issuance of such shares.

Cumulative Preference Shares B may not be transferred without the approval of Fortis N.V.'s Board of Directors as set forth in the Articles of Association.

Accumulated other comprehensive income

The following table reflects the changes in Accumulated other comprehensive income.

	Translation differences	Revaluation of investments	Goodwill	Other movements	Accumulated other comprehensive income
Balance at 31 December 2001	**309.9**	**(592.2)**	**(16,606.8)**		**(16,889.1)**
Change during the year	(300.7)	(1,533.2)	(417.8)	(154.0)	(2,405.7)
Closing balance at 31 December 2002	**9.2**	**(2,125.4)**	**(17,024.6)**	**(154.0)**	**(19,294.8)**
Change during the year	(211.5)	199.0	(84.0)	24.5	(72.0)
Closing balance at 31 December 2003	**(202.3)**	**(1,926.4)**	**(17,108.6)**	**(129.5)**	**(19,366.8)**

The following table sets out the movements in net equity of Fortis during 2003 and 2002.

	Capital	Share premium reserve	Revaluation reserve	Goodwill	Other reserves	Total net equity
Balance at 31 December 2001	**6,084.9**	**11,043.5**	**549.2**	**(16,606.8)**	**12,773.7**	**13,844.5**
Issue of shares	195.0	872.8			(1,030.4)	37.4
Net profit for the year					531.6	531.6
Dividends					(1,136.9)	(1,136.9)
Revaluation of investments, net			(1,533.2)			(1,533.2)
Goodwill				(417.8)		(417.8)
Translation differences					(300.7)	(300.7)
Other changes in equity			(154.0)			(154.0)
Reclass other reserves			1,138.0		(1,138.0)	
Balance at 31 December 2002	**6,279.9**	**11,916.3**	**0.0**	**(17,024.6)**	**9,699.3**	**10,870.9**
Issue of shares	13.3	20.7				34.0
Net profit for the year					2,197.4	2,197.4
Dividends					(1,136.1)	(1,136.1)
Revaluation of investments, net			199.0			199.0
Goodwill				(84.0)		(84.0)
Translation differences					(211.5)	(211.5)
Other changes in equity			24.5			24.5
Reclass other reserves			(223.5)		223.5	
Balance at 31 December 2003	**6,293.2**	**11,937.0**	**0.0**	**(17,108.6)**	**10,772.6**	**11,894.2**

The above dividends were paid in cash.

Movements in the number of outstanding shares are reflected below.

Number of shares at 31 December 2001	**1,293,565,659**
Issue related to FRESH	39,682,540
Issue related to option plans / share plans	1,813,900
Number of shares at 31 December 2002	**1,335,062,099**
Issue related to share plans	2,820,535
Number of shares at 31 December 2003	**1,337,882,634**

Net equity includes 39,682,540 Fortis shares in connection with the FRESH securities which were not included in the calculation of the dividend and earnings per share.

In 2002 and 2003 Fortis offered its personnel the opportunity to purchase Fortis shares. Fortis SA/NV and Fortis N.V. issued 2,820,535 new shares (2002: 1,752,500), raising a total of EUR 34.0 million (2002: EUR 35.7 million).

An overview of the potential number of outstanding shares:

Number of shares at 31 December 2003	**1,337,882,634**
Shares potentially to be issued:	
- in connection with optionplans, including warrants (see note 13 Employee stock and option plans)	33,504,374
- in connection with convertible notes (see notes A9 and A10)	3,556,634
Total potential number of shares at 31 December 2003	**1,374,943,642**

An overview of transactions in Fortis shares by Fortis's operating companies:

	number	*Fortis value*
Balance at 31 December 2002	**29,894,443**	
Purchases	30,654,916	
Sales	(35,060,056)	
Balance at 31 December 2003	**25,489,303**	
In trading securities	4,598,489	73.3
In investments	13,372,619	213.2
In investments but for the account of third parties	1,399,926 [1)]	43.5
In investments on behalf of policy-holders	1,658,963	26.5
In other assets	4,459,306	67.6
	25,489,303	**424.1**

1) *These investments are part of specific investment pools for life and pension insurances with a minimum guaranteed return and are valued at the purchase price.*

9 Off-balance sheet items

In its ordinary course of business, Fortis enters into various types of transactions that involve credit-related financial instruments and derivative financial instruments that are not required to be recorded in the balance sheet. Credit-related financial instruments are typically customer driven, while derivative financial instruments are entered into both with customers and for Fortis's own account in managing interest rate and foreign exchange risks.

Credit-related financial instruments

Credit-related instruments include acceptances, commitments to extend credit, letters of credit and financial guarantees. Fortis's exposure to credit loss in the event of non-performance by the other party to the financial instrument in respect of commitments to extend credit, letters of credit, and financial guarantees written is represented by the contractual notional amounts of those instruments. Fees received from these credit-related instruments are recorded in the profit and loss account when received.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to lend to a customer as long as there is no violation of any condition laid down in the contract. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of commitments to extend credit approximates the distribution of loans outstanding. Fortis's experience has been that the majority of loan commitments are drawn upon by customers. These commitments are generally unsecured, but, if necessary, collateral may be required.

Documentary credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The following is a summary of the notional amounts (principal sums) of Fortis's credit-related financial instruments with off-balance-sheet risk at 31 December.

	2003	*2002*	*2001*
Acceptances outstanding	500.3	195.4	235.7
Firm credit commitments	88,709.4	72,306.5	84,656.4
Documentary credits	3,627.2	3,772.9	2,823.2
Sureties, guarantees and assets pledged	10,736.1	9,732.2	11,217.8

Derivatives

Derivatives include swaps, futures, forwards and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values or equity instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange–traded derivatives, which include futures and option contracts, are standardized and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges.

OTC derivative contracts are individually negotiated between contracting parties. The notional amounts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss association with such transactions. Fortis's exposure to the credit risk associated with counterparty non-performance is limited to the net positive replacement cost of OTC contracts.

Stock options are the (marketable) right to buy or sell a standard number of shares at a previously fixed price during a previously fixed period.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to change the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate into a floating interest rate, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives depending on maturity dates, interest and foreign exchange rates, and the timing of payments.

Interest rate futures are exchange–traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC where two parties agree on an interest rate and period that will become a reference point in determining a net payment to be made by one party to the other, depending on what market rate in fact prevails at a future point in time.

Interest rate options are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current exchange and an agreed–upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange the currency of one country for the currency of another country at an agreed price, on an agreed settlement date. They are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, with the exception that they are based on currencies rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

For exchange–traded foreign exchange contracts, Fortis's exposure to off–balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

Lease agreements

Fortis has entered into operational lease agreements to provide for office space, office equipment and vehicles. Rental expenses out of these leases in 2003 were EUR 92.5 million (2002: EUR 78.1 million; 2001: EUR 120.6 million). The total amount payable on account of non-cancellable lease agreements as of 31 December 2003 was EUR 290.9 million (2002: EUR 334.2 million; 2001: EUR 315.6 million).

The following table reflects future commitments for non-cancellable operating leases as of 31 December.

	2003
Through 2004	63.6
Through 2005	56.4
Through 2006	46.0
Through 2007	32.6
Through 2008	26.8
Thereafter	65.5
Total	**290.9**

Other commitments

At 31 December 2003 Fortis had assets pledged amounting to EUR 105,412.8 million (2002: EUR 106,475.6 million; 2001: EUR 69,690.2 million).

Fortis has various outstanding and contingent commitments that are not reflected in the accompanying consolidated balance sheet. The following table provides information about the most significant of these commitments as per 31 December.

	2003	*2002*	*2001*
Obligations to purchase securities	711.2	1,215.6	846.8
Obligations to pay up share capital of participating interest	126.9	70.1	72.1
Securities entrusted to Fortis [1)]	283,676.2	299,232.6	345,365.7
Other	103.4	452.6	284.1

1) Represents primarily the value of investment securities held in safekeeping (excluding funds under management).

In many cases, parties to insurance contracts have special rights in respect of the investments made by the companies concerned. These rights derive from legal or contractual provisions or provisions of the Articles of Association.

Contingent commitments

Fortis is a defendant in certain claims and legal actions arising in the ordinary course of business. Based on its consult with legal counsel, management is of the opinion that the outcome of these actions is not expected to have a material adverse effect on the consolidated financial condition of Fortis.

10 Risk management

Fortis risk management distinguishes among other the risk categories market risk and credit risk. The market risk is the risk of loss due to high volatility in financial markets of share prices, interest rates, currency rates and real estate prices. In the insurance business, market risk relates specifically to the impact of financial changes on structural positions (ALM risk). The main market risks in the banking business can be broken down into risks affecting structural positions (ALM risks), risks arising from trading activities (trading risk) and liquidity risk.

In the insurance business, credit risk consists mainly of counterparty risk inherent in investment portfolios and mortgages. For the bank, credit risk consists primarily of the risk of default on the part of borrowers or counterparties. This risk is largely derived from three possible sources, namely counterparty risk, transfer risk and settlement risk.

Market risk: Insurance

The tools Fortis uses to monitor market risk include simulation models, scenario analyses and stress testing. These are used to calculate on a regular basis the potential impact of interest rate, share price and real estate price movements on solvency, earnings and embedded value.

Fortis has investigated the sensitivity of its pre-tax insurance results to a 100 basis point upward or downward parallel shift in the yield curve. It was found that the impact on 2003 results was negligible.

Market risk: Banking

Through its investment portfolio, Fortis Bank is exposed to interest rate risk and the risk of share price falls. Fortis monitors and manages using risk indicators. Examples of the former type of indicator are basis point sensitivity, the Value-at-Risk (VaR) and the duration of net equity. The basis point sensitivity indicator is used to calculate to what extent the fair value of all assets and liabilities changes if each point on the interest rate swap curve is individually raised or lowered by one basis point.

The VaR model for the bank's structural position is used to calculate potential movements in the fair value of assets and liabilities due to interest rate changes, on the basis of historical interest rate volatility, a holding period of two months and a reliability interval of 99%.

The duration of net equity is a general measure of interest rate risk. The duration and fair value of all products is calculated on the basis of cash flow (redemptions and interest). The duration of net equity is such that the duration of the sum of the assets is equal to the duration of the sum of the liabilities, including net equity.

The risk indicator based on earnings calculation (Earnings-at-Risk) simulates the effect of an interest rate movement on future earnings. Using a central interest rate scenario and four other standard interest rate scenarios (parallel shift +100 bp, parallel shift –100 bp, a steeper yield curve: short –100 bp/long +100 bp or a flatter yield curve: short +100 bp/long –100 bp), net interest income (including volume effects) under each of the scenarios is calculated for the next three years. The sensitivity of earnings to interest rate movements can be measured by the difference between the best and worst net interest income figures calculated in this manner compared to the net interest income according to the base scenario.

The bank monitors risks arising from trading activities by means of qualitative controls and intensive use of quantitative models based on sensitivity and probability analyses. Value-at-Risk (VaR) reports are compiled daily based on an adaptation of two methods: the variance/covariance model and the historical simulation model.

The VaR reports are based on a holding period of one day and a probability of 99%. The table below reflects the development of a few VaR figures. Also included in the survey is the efficiency ratio (the ratio of the ex-post volatility to the ex-ante VaR).

	2003	*2002*	*2001*
VaR as per 31 December	36.7	31.5	12.0
Highest VaR	63.1	38.5	27.8
Lowest VaR	16.9	7.9	9.4
Average VaR	32.8	21.8	17.5
Efficiency ratio (in %)	88	94	89



Value at Risk
70
60
50
40
30
20
10
0
31-12-2000
31-03-2001
30-06-2001
30-09-2001
31-12-2001
31-03-2002
30-06-2002
30-09-2002
31-12-2002
31-03-2003
30-06-2003
30-09-2003
31-12-2003

Market risk: Banking - Liquidity

Given the importance of the capital markets as a potential source of financing, the liquidity risk is closely related to the company's solvency and to the confidence that creditors place in the ability of Fortis to meet its financial commitments. Fortis manages the bank's liquidity risk such that it can meet customers' demands, repayment commitments and capital requirements even at unfavourable market conditions.

Credit risk: Insurance

Fortis keeps the credit risk of its insurance business to a minimum by subjecting its public and private sector investments to strict creditworthiness criteria. Limits are set for the amount that may be invested in any single company, and investments are spread across geographical areas and sectors. A substantial portion of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities which are guaranteed directly or indirectly by a sovereign state.

The table below gives an idea of the diversification within the credit risks of Fortis Insurance.

	31-12-2003	*31-12-2002*	*31-12-2001*
Relating to the private sector:			
Mortgage loans, individuals	5,399.0	10,728.3	9,754.0
Investment securities corporate debentures	8,355.2	8,299.1	6,884.9
Mortgage-backed and asset-backed securities	2,867.1	1,987.9	953.7
Other debt securities and fixed-income securities	3,032.0	469.1	1,520.0
Other private loans	5,078.3	5,609.9	6,164.7
Policyholder loans	180.3	191.9	202.5
Other	191.8	1,581.4	199.0
Intercompanies	(1,396.0)	(1,436.9)	(1,532.7)
Total relating to the private sector	23,707.7	27,430.7	24,146.1
Relating to the public sector:			
Investment securities Government	14,378.6	18,408.7	19,118.3
Relating to banks:			
Loans and advances to credit institutions	3,518.1	2,297.6	1,971.2
Investment securities Banking	6,573.3	6,324.6	5,741.5
Intercompanies	(2,053.1)	(721.4)	(649.7)
Total relating to banks	8,038.3	7,900.8	7,063.0
Total credit risk [1)]	**46,124.6**	**53,740.2**	**50,327.4**

1) Consists of fixed-income securities (investments) and loans to credit institutions and customers.

Credit Risk: Banking

The Bank's main credit risks are counterparty default risk and country risk. The management of these risks is based on strict control procedures applied to the - fully independent - credit approval process. The credit policy is aimed primarily at spreading risks across various sectors, countries and markets.

A concentration of credit risk arises when the credit exposure of a group of counterparties is similarly impacted by economic trends, changes within a sector or geographical developments. Although the financial instruments in Fortis's portfolio are spread widely across various sectors, products and geographical areas, there is a potential concentration risk due to significant transactions which the bank concludes with other financial institutions, particularly in the field of loans (including repurchasing/reselling of securities), securities trade and derivative transactions.

The tables below give an idea of the diversification of credit risks within Fortis Bank's credit portfolios.

	31-12-2003	*31-12-2002* [1]	*31-12-2001* [1]
Relating to the private sector:			
Loans and advances to customers			
Mortgage loans, individuals	55,986.1	44,976.1	42,072.5
Consumer loans	8,732.0	9,054.7	9,588.7
Commercial loans	108,025.3	102,577.2	110,008.9
Investment securities			
Companies and other	16,203.2	15,330.2	16,167.0
of which corporate debentures	*5,758.7*	*8,004.2*	*8,005.0*
Intercompanies	(1,625.5)	(1,532.0)	(1,865.0)
Total relating to the private sector	187,321.1	170,406.2	175,972.1
Relating to the public sector			
Loans and advances to customers			
Government	4,533.5	4,775.3	5,965.3
Investment securities			
Government	73,889.3	62,951.4	66,193.9
Total relating to the private sector	78,422.8	67,726.7	72,159.2
Relating to banks			
Loans and advances to credit institutions	78,029.0	82,430.9	62,634.9
Investment securities			
Banking	10,454.0	7,697.0	9,291.9
Total relating to banks	88,483.0	90,127.9	71,926.8
Total balance sheet risks [2]	354,226.9	328,260.8	320,058.1
Derivatives [3]	6,309.5	5,663.0	2,659.4
Credit related instruments [4]	103,573.0	86,007.0	98,933.1
Total off balance sheet risk	109,882.5	91,670.0	101,592.5
Total credit risk	**464,109.4**	**419,930.8**	**421,650.6**

1) *These figures have been adjusted for comparison purposes.*
2) *Consists of fixed-income securities (investments) and loans to credit institutions and customers.*
3) *Based on credit equivalents (see also page 52).*
4) *Consists of outstanding acceptances, fixed lending obligations, documentary credits, deposits and guarantees.*

Loans to customers by sector

	31-12-2003	*31-12-2002* [1]	*31-12-2001* [1]
Agriculture, forestry and fishing	1,229.9	1,389.9	1,786.6
Energy and water	4,607.2	6,025.9	5,487.6
Metallurgic & non-metallic minerals	1,757.7	1,929.3	1,988.2
Chemicals and plastics	1,762.4	2,406.5	2,788.6
Metal works	2,768.0	2,769.8	2,956.7
Other manufacturing	4,997.3	5,406.8	6,177.4
Construction and engineering	2,708.9	2,518.9	2,942.4
Distribution, hotels and catering	11,823.0	11,181.0	13,396.8
Transport	2,515.3	2,979.8	3,891.5
Communication	1,116.9	2,204.4	2,288.9
Real estate	9,168.0	7,431.2	7,913.1
Financial institution & services to firms	39,687.9	33,488.0	38,382.0
Shipping	2,243.8	3,148.7	3,533.2
Other services	6,732.2	6,375.3	7,179.5
Public administrations	4,533.5	4,775.3	5,965.3
Private persons	58,170.4	52,672.0	46,714.7
Monetary intermediations	7,436.9	1,943.8	1,233.5
Trade and commodity finance	1,603.3	1,906.0	1,773.0
Unclassified	12,414.3	10,830.7	11,236.4
Total	**177,276.9**	**161,383.3**	**167,635.4**

1) These figures have been adjusted for comparison purposes.

Credit risk derivatives

The table below reflects the weighted credit exposure of the derivatives positions as at 31 December. The credit risk is based on the notional amounts, multiplied by the credit risk factor based on the risk inherent to the instrument and the term to maturity.

	2003	*2002*	*2001*
Interest contracts	3,210.7	2,803.5	1,173.9
Currency contracts	2,691.2	1,567.7	1,098.3
Other contracts	407.6	1,291.8	387.2
Total	**6,309.5**	**5,663.0**	**2,659.4**

Special attention is given to the credit risk arising from derivative-related activities, capital market transactions and transactions with financial institutions. Where possible, Fortis limits these risks by entering into netting agreements and by requiring collateral to cover counterparties' liabilities.

Credit risk: Banking - Country risk

Fortis Bank's country risk policy is aimed at adequately managing the country risk. Country risk refers to the risk of a foreign government defaulting on its obligations or preventing other debtors in their respective countries from transferring funds to foreign creditors, or of specific circumstances in a country (e.g. war, political or social unrest) causing a large number of debtors there to default. The country risk relates to loans to counterparties established in foreign countries, with the exception of European Union countries, Australia, Canada, Japan, New Zealand, Norway, Singapore, the United States and Switzerland.

The supervisory authority has issued guidelines for the calculation of country risk. The risk is calculated by deducting from the amount of the loans certain items defined by the supervisory authority. The fixed deductibles include mainly elements which by their nature are not prone to country risk, the loan loss provision and collateral received. The supervisory authority has set minimum requirements for country risk provisions. Fortis will make additional provisions if it considers this necessary.

The table below shows the country risk by region for Fortis's banking operations at 31 December, in accordance with supervisory regulations.

				2003
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,438.0	1,326.4	34.7	76.9
Asia	1,131.4	1,094.8	24.1	12.5
Central and Eastern Europe	1,077.4	975.8	30.0	71.6
Middle East and Africa	2,622.7	2,461.4	100.8	60.5
Total	**6,269.5**	**5,858.4**	**189.6**	**221.5**

				2002
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,341.7	1,222.1	46.2	73.4
Asia	819.9	780.6	24.0	15.3
Central and Eastern Europe	1,027.0	931.3	34.8	60.9
Middle East and Africa	2,992.9	2,822.8	110.0	60.1
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

				2001
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
Latin America	1,858.6	1,639.0	54.1	165.5
Asia	840.9	760.8	27.0	53.1
Central and Eastern Europe	1,202.3	1,045.4	34.3	122.6
Middle East and Africa	3,106.8	2,900.3	126.9	79.6
Total	**7,008.6**	**6,345.5**	**242.3**	**420.8**

The table below shows the country risk broken down by degree of exposure:

				2003
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	0.0	0.0	0.0	0.0
Low risk	2,001.2	1,869.5	16.5	115.2
Average risk	869.8	797.0	24.3	48.5
High risk	3,398.5	3,191.9	148.8	57.8
Total	**6,269.5**	**5,858.4**	**189.6**	**221.5**

				2002
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	0.0	0.0	0.0	0.0
Low risk	1,591.5	1,532.6	5.6	53.3
Average risk	1,050.4	910.2	44.4	95.8
High risk	3,539.6	3,314.0	165.0	60.6
Total	**6,181.5**	**5,756.8**	**215.0**	**209.7**

				2001
	Gross exposure	*Deductibles*	*Provision against country risk*	*Mitigated exposure*
No risk	472.8	317.3	0.0	155.5
Low risk	1,678.6	1,605.5	5.9	67.2
Average risk	1,141.2	965.0	40.4	135.8
High risk	3,716.0	3,457.7	196.0	62.3
Total	**7,008.6**	**6,345.5**	**242.3**	**420.8**

11 Investments and assets under management

Investments

The summary below reflects the carrying value, the fair value for investments and investment income as a percentage of quarterly average book value as per 31 December. The difference between the book value and the fair value of these debt securities is largely due to the difference between the rate of interest at the time of their purchase and the rate of interest at this balance sheet date. Such differences of interest rate also affect the technical insurance commitments to which these investments may be related. Because of outstanding commitments related to profit sharing arrangements, unrealized capital gains and losses of the insurance business will be charged to the shareholders only to a limited extent.

			Book value			Fair value
	2003	2002	2001	**2003**	2002	2001
Land and buildings	6,629.1	6,557.5	5,840.2	6,629.1	6,557.5	5,840.2
Shares	7,256.7	9,905.0	14,166.9	7,256.7	9,905.0	14,166.9
Debt securities	143,486.5	121,467.9	125,871.3	147,084.0	126,044.8	127,612.9
Other investments	622.5	2,168.3	1,797.9	634.0	2,262.6	1,841.7
Total	**157,994.8**	**140,098.7**	**147,676.3**	**161,603.8**	**144,769.9**	**149,461.7**

			Investment income as % of investments
	2003	2002	2001
Land and buildings	13.3	8.0	10.1
Shares	(3.1)	(23.7)	(10.6)
Debt securities	5.3	5.3	5.8
Other investments	0.4	0.7	4.4
Total	**4.8**	**2.8**	**4.2**

Debt securities are valued at amortization value in the balance sheet. Realized gains on debt securities are taxable. Shares and land and buildings are valued at fair value, and revaluations are recorded in equity, taking into account tax implications. Tax is in principle payable when the deferred capital gain on land and buildings is realized. The unrealized capital gain on land and buildings for banking and insurance was EUR 1,052 million (2002: EUR 950 million; 2001: EUR 983 million). The unrealized capital loss on shares was a loss of EUR 287 million (2002: a loss of EUR 1,096 million; 2001: a profit of EUR 1,473 million). In certain cases the capital gain is tax-exempt upon realization. The share portfolio consists almost entirely of listed shares.

As the debt securities consist largely of loans to government authorities, public bodies and banks, they are readily marketable. Other investments consist primarily of treasury bills and participating interests in investment pools.

Investment income

The table below reflects investment income, including non-operating items.

	Land and buildings	Shares	Debt securities	Other investments	Total
2003					
Gross investment income	647.5	274.9	5,752.0	23.1	6,697.5
Realized capital gains	80.2	(1,407.5)	757.0	(14.3)	(584.6)
Revaluations	114.9	21.0			135.9
Unrealized capital gains / losses included in P&L	(22.2)	729.4			707.2
Total	**820.4**	**(382.2)**	**6,509.0**	**8.8**	**6,956.0**

	Land and buildings	Shares	Debt securities	Other investments	Total
2002					
Gross investment income	558.2	411.4	6,071.0	118.6	7,159.2
Realized capital gains	(4.7)	(793.2)	449.8	(105.2)	(453.3)
Revaluations	59.9	(1,492.2)			(1,432.3)
Unrealized capital gains / losses included in P&L	(118.8)	(1,093.3)			(1,212.1)
Total	**494.6**	**(2,967.3)**	**6,520.8**	**13.4**	**4,061.5**

	Land and buildings	Shares	Debt securities	Other investments	Total
2001					
Gross investment income	430.8	411.2	6,389.0	146.0	7,377.0
Realized capital gains	22.0	537.0	323.0	(28.0)	854.0
Revaluations	124.5	(2,484.7)			(2,360.2)
Total	**577.3**	**(1,536.5)**	**6,712.0**	**118.0**	**5,870.8**

Assets under management by origin

	31-12-2003	31-12-2002	31-12-2001
Investments insurance	54,093.1	49,999.1	50,487.3
Investments banking	103,799.7	89,978.6	96,866.9
Total investments for own account [1]	157,994.8	140,098.7	147,676.3
Investments on behalf of policyholders	19,946.2	18,390.6	23,567.4
Funds under management	128,018.5	131,327.6	144,862.7
Total assets under management	**305,959.5**	**289,816.9**	**316,106.4**

1) *This amount includes the intercompany accounts and investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

	Shares	Land and buildings	Debt securities	Total
31-12-2003				
Private Banking	21,861.5		28,285.7	50,147.2
Asset Management	24,872.8	361.3	52,716.9	77,951.0
Other	2,173.6	196.4	16,356.0	18,726.0
Subtotal	48,907.9	557.7	97,358.6	146,824.2
Eliminations	(10,500.0)	(112.0)	(8,193.7)	(18,805.7)
Total funds under management	**38,407.9**	**445.7**	**89,164.9**	**128,018.5**

	Shares	Land and buildings	Debt securities	Total
31-12-2002				
Private Banking	21,632.0		29,043.0	50,675.0
Asset Management	28,527.0	11.0	44,228.0	72,766.0
Other	5,643.6	461.0	17,987.3	24,091.9
Subtotal	55,802.6	472.0	91,258.3	147,532.9
Eliminations	(11,454.3)		(4,751.0)	(16,205.3)
Total funds under management	**44,348.3**	**472.0**	**86,507.3**	**131,327.6**

Roll-forward funds under management

	Private Banking	Asset Management	Other	Eliminations	Total
Closing balance at 31 December 2001	**59,301.0**	**79,432.0**	**22,333.7**	**(16,204.0)**	**144,862.7**
Net new means	1,058.0	2,202.0	2,646.2	(1,962.3)	3,943.9
Capital gains/losses	(8,664.0)	(10,881.0)	(1,388.0)	1,961.0	(18,972.0)
Transfer between businesses and other	(1,020.0)	2,013.0	500.0		1,493.0
Closing balance at 31 December 2002	**50,675.0**	**72,766.0**	**24,091.9**	**(16,205.3)**	**131,327.6**
Net new means	303.1	199.2	3,223.8	(2,402.7)	1,323.4
Capital gains / losses	(293.5)	1,107.0	(21.8)	(197.7)	594.0
Transfer between businesses and other	(537.4)	3,878.8	(8,567.9)		(5,226.5) [1]
Closing balance at 31 December 2003	**50,147.2**	**77,951.0**	**18,726.0**	**(18,805.7)**	**128,018.5**

1) 'Transfer between businesses and other' includes the effect of the sale of Theodoor Gilissen Bankiers N.V.

12 Employee benefits

Fortis has a number of defined pension benefit plans covering virtually all of its employees. The benefits are based on years of service and on the level of remuneration. Pension commitments are determined based, among other things, on factors as mortality, personnel changes and wage projections, allowing for the specific economic conditions in each country or company. Discount rates are set on the basis of the yield (on the valuation date) of debt securities issued by blue-chip companies (or by the government in the absence of a representative market). When determining pension costs secondary elements of remuneration are also included, such as the reimbursement of a part of the health insurance premium and personnel conditions on specific financial products, which continue to exist after retirement.

The following table provides the components of pension costs.

	2003	*2002*	*2001*
Service cost	261.2	232.4	199.8
Interest cost	301.6	317.6	297.2
Expected return on plan assets	(277.6)	(295.1)	(302.8)
Amortization of deferred items	62.3	30.8	2.6
Net periodic pension costs	**347.5**	**285.7**	**196.8**

The following table provides the parameters applied.

	2003	*2002*	*2001*
Discount rate	4.60 - 6.20	4.50 - 6.75	5.40 - 7.75
Expected return on plan assets	4.00 - 8.25	4.50 - 8.50	5.40 - 9.00
Rate of remuneration increase	1.50 - 5.50	1.50 - 5.50	1.50 - 5.50

The following table reflects the changes in pension obligations and the fair value of plan assets. The net amount has been recorded in the balance sheet under the items other assets and other liabilities.

	2003	*2002*
Benefit obligations at 1 January	**6,189.6**	**5,886.5**
Purchases and sales group companies	(9.4)	49.6
Service costs	261.1	232.4
Interest costs	301.6	317.6
Plan amendments	0.8	131.8
Plan participants' contributions	1.5	1.5
Actuarial gains and losses	223.1	(68.5)
Exchange differences	(72.1)	(61.6)
Benefits paid	(344.3)	(299.7)
Benefit obligations at 31 December	**6,551.9**	**6,189.6**
Fair value of plan assets at 1 January	**5,173.4**	**5,349.1**
Actual return on plan assets	201.7	(356.8)
Purchases and sales group companies	(25.0)	(2.8)
Employer contribution	770.9	515.3
Plan participants' contributions	1.5	1.5
Exchange adjustments	(36.3)	(33.2)
Benefits paid	(344.3)	(299.7)
Fair value of plan assets at 31 December	**5,741.9**	**5,173.4**

The plan assets are comprised predominantly of fixed-income securities and investment contracts with insurance companies.

	2003	*2002*	*2001*
Funded status	(810.0)	(1,016.2)	(537.2)
Unrecognized net actuarial loss	1,123.1	881.9	379.7
Unrecognized prior service costs	145.3	152.8	116.5
Unrecognized net transition obligation	51.3	62.0	19.1
Unrecognized other gains / losses	(14.9)	(2.6)	28.0
Prepaid pension costs	**494.8**	**77.9**	**6.1**
Recognized as follows:			
- Prepaid pension costs (within other assets)	847.5	487.7	644.1
- Accrued pension costs (within other liabilities)	(352.7)	(409.8)	(638.0)
	494.8	**77.9**	**6.1**

The net actuarial loss of EUR 1,123.1 million (2002: EUR 881.9 million; 2001: EUR 397.7 million) not taken into account is amortized over the average expected remaining years of employment of the currently employed personnel. At year-end 2003 the average expected period of remaining years of employment was 11 years.

The pension benefit obligation and fair value of plan assets with respect to overfunded plans at 31 December 2003 were EUR 1,045.0 million and EUR 1,374.7 million respectively (2002: EUR 1,069.8 million and EUR 1,407.8 million; 2001: EUR 1,515.8 million and EUR 2,161.0 million respectively). The pension benefit obligation and fair value of plan assets with respect to underfunded plans at 31 December 2003 were EUR 5,508.5 million and EUR 4,367.2 million respectively (2002: EUR 5,119.7 million and EUR 3,765.5 million; 2001: EUR 4,370.7 million and EUR 3,188.2 million respectively).

Defined contribution plans

Fortis also sponsors a number of defined contribution plans around the world. Employees may contribute to the plan based on a percentage of their remuneration, but limited by local tax laws. Contributions for defined contribution plans amounted to EUR 69.5 million in 2003 (2002: EUR 67.8 million; 2001: EUR 51.2 million).

13 Employee stock and option plans

As an additional incentive to its employees, in the past few years Fortis has offered its personnel a number of stock option plans on Fortis shares. Since 2001, however, the option plans are limited in terms of the number of options granted and the number of receiving personnel. Instead, Fortis now offers its personnel a share purchase programme.

Like in 2002, in 2003 Fortis offered personnel the opportunity to purchase Fortis shares at a certain discount which must be held for a required periods. The conditions vary from country to country. In connection with the share plan, Fortis SA/NV and Fortis N.V. issued 2,820,535 new shares (2002: 1,752,500).

Based on amendments to tax legislation in Belgium, in 2003 the Board of Directors decided to extend the exercise period by three years for options offered to participants in Belgium in 1999, 2000 and 2002. There are differences in the duration and exercise price of the options offered in each country because of the different tax regimes. Fortis's policy is to hedge the positions in options related to existing stocks offered to participants. Given the high exercise price of a number of options granted, it is not considered necessary to fully hedge the position. On 31 December 2003 Fortis had 1,388,000 Fortis shares in portfolio for this purpose and for the restricted shares granted to the members of the Executive Committee. This number of shares is considered to be sufficient. The options granted to the members of the Board of Directors and of the Executive Committee are included in the table below. A detailed overview of the options and outstanding options granted to the members of the Board of Directors and Executive Committee is contained in note 18, 'Remuneration of Fortis Directors and Executive Committee members'.

Options offered in	***Total***	***2003***	*2002*	*2001*
Exercise period	2002-2012	2007-2009	2006-2012	2006-2008
Numbers of options offered	46,226,614	3,062,460	3,668,404	344,750
Average exercise price	28.81	14.74	26.55	37.57
Exercised/lapsed before 2003	7,074,780		23,300	
Exercised in 2003				
Lapsed in 2003	3,899,000			
Outstanding 31 December 2003	35,252,834	3,062,460	3,645,104	344,750
On new Fortis shares	33,504,374	2,755,000	2,905,804	
On existing Fortis shares	1,748,460	307,460	739,300	344,750

Options offered in	*2000*	*1999*	*1998*	*1997*
Exercise period	2005-2010	2004-2012	2003	2002-2007
Numbers of options offered	10,555,700	18,665,150	5,188,100	4,742,050
Average exercise price	35.21	30.41	27.57	19.86
Exercised/lapsed before 2003	181,650	588,400	1,766,000	4,515,430
Exercised in 2003				
Lapsed in 2003	469,600	7,300	3,422,100	
Outstanding 31 December 2003	9,904,450	18,069,450		226,620
On new Fortis shares	9,547,500	18,069,450		226,620
On existing Fortis shares	356,950			

For senior management of Fortis, Inc. a separate option plan was based on preferred shares of Fortis, Inc. The valuation of these preferred shares was directly linked to the market value of Fortis shares. The total number of options outstanding at 31 December 2002 was 339,700. These options were redeemed upon preparation of the Initial Public Offer of Fortis, Inc.

Due to the acquisition of ASR Verzekeringsgroep (now 'Fortis ASR') the current personnel option plans on ASR shares were converted into personnel option plans on Fortis shares effective from 15 January 2001. The table below shows the number of Fortis stock options from the moment of the acquisition of ASR.

Options offered in	*2000*	*1999*	*1998*
Exercise period	2003-2005	2002-2004	2001-2003
Number of options offered upon acquisition of ASR	265,779	403,950	90,047
Exercise price	17.47	19.26	25.33
Exercised before 2003			3,885
Exercised in 2003			
Lapsed in 2003			86,162
Outstanding 31 December 2003	265,779	403,950	

Fortis ASR has also granted to some of its employees stock appreciation rights (SARs) with respect to ASR shares. SAR holders are entitled to a cash payment equal to the difference between the exercise price and the actual price of the ASR shares at the time of exercise of the SAR. On 15 January 2001 the underlying asset was converted to a Fortis share. The table below reflects the number of SARs since the acquisition of ASR.

SARs offered in	*2000*	*1999*
Exercisable from	2003-2005	2002-2004
Number of SARs upon acquisition of ASR	1,279,783	1,035,626
Exercise price	17.47	19.26
Exercised in 2002		
Exercised in 2003		
Outstanding 31 December 2003	1,279,783	1,035,626

As of 31 December 2003 Fortis ASR held 2,985,138 Fortis shares to hedge the option and SAR plans.

14 Income taxes

The result before taxation includes income items on which no income tax is payable by group companies. In addition, special tax arrangements are valid in many countries in which Fortis operates.

	2003	*2002*	*2001*
Taxation on profit from operating result	(499.4)	(910.2)	(1,048.9)
Taxation on the value differences on the equity portfolio	(142.1)	117.0	
Taxation on non operating items	67.5	29.1	131.0
Total taxation on result	(574.0)	(764.1)	(917.9)
Taxation recorded in net equity	58.1	(81.0)	214.8
Total taxation	**(515.9)**	**(845.1)**	**(703.1)**
Current:			
Belgium	(91.9)	(525.4)	(366.6)
The Netherlands	(8.4)	73.7	(157.4)
Other, including General	(213.6)	(213.7)	(448.0)
Total current income taxes	(313.9)	(665.4)	(972.0)
Deferred:			
Belgium	(160.5)	(133.7)	(108.2)
The Netherlands	(23.8)	38.5	60.0
Other, including General	(75.8)	(3.5)	102.3
Total deferred income taxes	(260.1)	(98.7)	54.1
Total taxation on result	**(574.0)**	**(764.1)**	**(917.9)**

Expected income tax has been determined by relating the result before taxation to the weighted average standard tax rate. Differences between the expected taxation and actual taxation are summarized as follows:

	2003	*2002*	*2001*
Operating result before taxation	2,253.9	2,545.7	3,493.4
Value differences on the equity portfolio	779.3	(1,148.5)	
Non operating items	(117.6)	72.4	199.8
Total result before taxation	2,915.6	1,469.6	3,693.2
Current period applicable statutory rate (in %) [1]	34.0	41.0	38.3
Expected taxation	(992.0)	(602.4)	(1,416.6)
Increase / decrease resulting from:			
- Tax-exempt income	289.3	(176.5)	384.0
- Non-deductible expenses	(11.3)	(70.7)	(35.4)
- Foreign tax rate differential	15.6	1.9	17.4
- Other	124.4	83.6	132.7
Total taxation on result	**(574.0)**	**(764.1)**	**(917.9)**

1) Weighted average standard tax rate.

Deferred tax assets and liabilities at 31 December 2003 consist of the following:

	2003	*2002*	*2001*
Deferred tax assets:			
Provisions	200.3	292.1	566.7
Insurance technical provisions	1,284.7	1,446.5	1,507.9
Deferred gains on fixed income investments	27.1	206.8	204.2
Pensions and other post-retirement liabilities	133.6	159.2	178.5
Net operating loss carryforwards	559.3	409.0	148.3
Other	306.8	402.5	455.8
Total deferred tax assets	2,511.8	2,916.1	3,061.4
Deferred tax liabilities:			
Land and buildings	1,367.2	1,341.1	1,176.4
Valuation of equity securities, venture capital and debt securities	206.8	295.5	105.6
Valuation of trading portfolio			0.2
Deferred acquisition costs	563.5	690.6	802.5
Pensions and other post-retirement liabilities	165.4	142.0	251.3
Prepayment and accrued income	19.7	25.4	29.5
Tax-exempt reserves	189.0	189.0	223.3
Other	530.4	610.8	598.6
Total deferred tax liabilities	3,042.0	3,294.4	3,187.4
Net deferred tax	**(530.2)**	**(378.3)**	**(126.0)**

Deferred tax assets and liabilities are classified by tax entity and recorded in the balance sheet as follows:

	2003	*2002*	*2001*
Deferred tax asset within other assets	1,726.8	2,139.6	2,335.4
Deferred tax liability within other liabilities	2,257.0	2,517.9	2,461.4
	(530.2)	**(378.3)**	**(126.0)**

15 Earnings per share

The following table specifies the calculation of earnings per share (EPS):

	2003	*2002*	*2001*
Net operating profit	2,247.5	430.1	2,267.4
Non operating items after taxation	(50.1)	101.5	330.8
Income available to ordinary stockholders for EPS	2,197.4	531.6	2,598.2
Interest saved on convertible securities	33.2		27.1
Profit used for calculating diluted EPS	**2,230.6**	**531.6**	**2,625.3**
Weighted average ordinary shares outstanding applicable to basic EPS (in thousands)	1,295,387	1,294,417	1,293,282
Effect of dilutive securities:			
Options	124	82	728
Warrants		28	81
Convertible securities	43,239	3	40,283
Adjusted weighted average ordinary shares outstanding applicable to diluted EPS (in thousands)	**1,338,750**	**1,294,530**	**1,334,374**
Earnings per share:			
Net operating profit	1.74	0.33	1.75
Non recurring items	(0.04)	0.08	0.26
Net profit	**1.70**	**0.41**	**2.01**
Earnings per share fully diluted			
Net operating profit	1.71	0.33	1.72
Non operating items	(0.04)	0.08	0.25
Net profit	**1.67**	**0.41**	**1.97**

In 2003 weighted average options of 35,497,019 shares (2002: 20,014,692; 2001: 3,258,799) with weighted average exercise prices of EUR 32.22 per share (2002: EUR 32.50; 2001: EUR 35.09) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2003 no shares arising from convertible securities were excluded from the calculation of earnings per share because the interest saved on these securities was higher than the earnings per share.

16 Non-operating items

The following table gives an overview of non-operating items after taxation:

	2003	2002	2001
Non-operating items	(117.6)	72.4	199.8
Taxation on non-operating items	67.5	29.1	131.0
Non-operating items after taxation	**(50.1)**	**101.5**	**330.8**
Non recurrent capital gains:			
- Suez (Insurance)			263.6
- Fortis Financial Group (Insurance)			35.9
- Australia (Insurance)			45.9
- Kempen & Co. (Insurance)			80.0
- Theodoor Gilissen (Banking)	90.8		
- Arbed (Banking)		18.7	
- TOPLease (Banking)		72.6	
- Cedel (Banking)		92.3	
- Liffe Seats (Banking)			11.0
- SES Global (Banking)			74.6
Financial restructuring:			
- Assurant Inc. (Insurance) [1]	(84.8)		
Reorganisation provisions:			
- Insurance	(14.6)	(17.9)	(57.4)
- Banking	(41.5)	(52.7)	(151.3)
- General			(3.0)
Change tax rate Belgium		(11.5)	
Change tax rate Luxembourg			31.5
Non-operating items after taxation	**(50.1)**	**101.5**	**330.8**

1) *This mainly concerns interest expense, after taxation, due to premature redemption of a number of loans in preparation of the Initial Public Offering of Assurant, Inc.*

17 Influence of translation differences

Currency movements affected operating result before taxation and net equity. Operating result before taxation fell by 11.0% (2002: down 27.1%; 2001: down 3.4%); after adjustment for currency effects this decline was 8.0% (2002: down 28.7%; 2001: down 3.7%). Net equity went up by 9.0% (2002: down 21.5%; 2001: down 8.9%), from EUR 10,870.9 million to EUR 11,894.2 million (2002: from EUR 13,844.5 million to EUR 10,870.9 million; 2001: from EUR 15,196.8 million to EUR 13,844.5 million). After adjustment for currency effects the increase in net equity was 12.0% (2002: down 25.2%; 2001: down 9.4%).

18 Remuneration of Fortis Directors and Executive Committee members

The information below is to be looked at as reference document describing the remuneration policy of Fortis Directors and Executive Committee members.

Remuneration of Fortis Directors

The remuneration of the Fortis Directors is determined by the Board of Directors in compliance with the prerogatives of the Shareholders Meeting. Detailed proposals for remuneration of non-executive directors are formulated by the Compensation & Nominating Committee, based upon advice from outside experts. The levels and structure of remuneration are determined in view of the specific responsibilities of the non-executive directors in the Fortis boards and general international market practice. The non-executive directors do not receive annual incentive awards or stock options and are not entitled to pension rights. Pursuant to his previous executive position within Fortis, one non-executive director holds options and is entitled to pension rights for the period during which he held such a position. Non-executive directors are not entitled to any termination indemnity.

For the 2003 financial year, total remuneration of the non-executive directors amounted to EUR 1,9 million (2002: EUR 2,3 million; 2001: EUR 2.6 million). This amount includes both regular basic remuneration for board membership and board committee meetings attendance fees. Remuneration of the CEO, who is a member of the Board of Directors, is explained below under 'Remuneration of the CEO and Executive Committee members'. The remuneration of each director is shown in the table below. The table also reflects the number of Fortis shares and options held by the directors and credits and loans granted by Fortis companies to the directors.

	Function (Except the CEO all directors are non-executives)	2003 remuneration (EUR)	Fortis shares held on 31-12-2003	Options on Fortis shares outstanding and restricted shares 31-12-2003 [1]	Loans & credit outstanding 31-12-2003 (EUR) [2]
Jaap Glasz	Chairman	194,000 [5]			317,646 [6]
Count Maurice Lippens	Chairman	309,000	725,000	55,900	1,000,000 [7]
Viscount Etienne Davignon	Vice-Chairman	155,000	1,000		
Jan Slechte	Vice-Chairman	155,000			
Anton van Rossum	CEO	2,100,000		200,130 [8]	
Baron Valère Croes	Director	135,000	11,582		
Jan-Michiel Hessels	Director	133,000			
Henjo Hielkema	Director [3]	86,700			
Baron Daniel Janssen	Director	124,000 [9]	70,855		
Christine Morin-Postel	Director [4]	31,750 [9]			
Annemieke Roobeek	Director	124,000			
Martin Schröder	Director [3]	57,000			
Philippe Speeckaert	Director	130,000	2,709		148,736 [6]
Baron Piet van Waeyenberge	Director	142,000 [9]			
Klaas Westdijk	Director	135,000			303,469 [6]

1) *Information about options held is given on page 70.*
2) *Granted at market conditions at time of granting.*
3) *Director until May 27, 2003.*
4) *Director until March 12, 2003.*
5) *Amount subject to VAT (19%).*
6) *Mortgage loan.*
7) *Cash-credit and straight loan.*
8) *In addition to the options mentioned, the CEO in 2000 was granted 86,475 Stock Appreciation Rights ('SARs') on Fortis shares. SARs entitle the CEO to a cash payment by Fortis that equals the difference - if it becomes positive - between the current price of Fortis shares at the moment of exercising the SAR and the exercise price (EUR 28.91), i.e. the market price of the Fortis shares on 27 June 2000 (in which the difference is limited to a maximum of EUR 28.91). The SARs may be exercised between 31 August 2003 and 31 August 2005, during predetermined 'open' periods. The CEO has not exercised SARs during 2003.*
9) *Total remuneration is paid to a company outside Fortis, where the director exercises a function.*

Remuneration of the CEO and Executive Committee members

The remuneration of the CEO and Executive Committee members is designed to:

- ensure the organization's continued ability to attract, motivate and retain high-calibre and high-potential executive talent for which Fortis competes in an international market place;
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term;
- stimulate, recognize and reward both strong individual contribution and solid team performance.

Both the levels and structure of remuneration for Fortis senior executives is analyzed on an annual basis. At the initiative of the Compensation & Nominating Committee, Fortis's competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe-based international financial services groups and other organizations operating on a global basis. The reward package for the CEO and Executive Committee members reflects a concept of 'integrated' total direct compensation, combining the following three components of pay: base salary, annual incentive (short-term performance-related bonus) and long-term incentive.

In calibrating the various remuneration components, the objective is to position the potential overall remuneration levels clearly well in line with compensation practices of other leading multinational firms. The variable, performance-related pay components are the dominant portion of the executives' total compensation package, i.e. total 'pay-at-risk' in terms of targeted short and long-term incentives compensation levels represent at least 60% of the executives' potential total compensation.

Base salary

Base salary levels are intended to compensate the executives for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent-type positions and are subject to regular annual reviews. There is, however, no mechanism for automatic adjustment. Base salary levels have remained unchanged since 1999.

Annual incentive

The annual incentive is designed to stimulate, recognize and reward strong individual contribution by the executives as well as solid performance as team members within the Executive Committee and within their respective businesses. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance metrics. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee. The actual annual incentive is determined based on the degree of actual achievement of the objectives and the outcome of the overall performance appraisal process.

Long-term incentive

The long-term incentive plan is designed to:

- encourage and support the creation of shareholder value and to ensure that the executives, like the shareholders, share in the company's successes and setbacks;
- provide the opportunity for executives to receive, within their overall package, competitive rewards for performance as a result of sustained group performance over a longer period of time, enable the organization to outperform a group of Fortis's peers in the international market, and also take into account the growth potential of the Fortis share.

Key features of the 2003 long-term incentive plan are as follows:

- initial target long-term incentive levels are set by the Compensation & Nominating Committee for each executive level and are determined as percentages of annual base salary;
- actual long-term incentives are recommended by the Compensation & Nominating Committee on the basis of Fortis's actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalization). Fortis' relative share performance is measured annually, with its share price development during the year preceding the year of grant benchmarked on a quarterly basis.

As outlined in the 2002 annual report, the Compensation & Nominating Committee, as part of the annual review of the executive remuneration package, has thoroughly examined current and anticipated long-term incentive practices of major financial institutions in Europe. Based on this review, the Compensation & Nominating Committee has recommended to the Board that it amends the approach to delivery of the long-term incentive as from 2003.

The long-term incentive is delivered as a combination of options and cash, and on the other hand of restricted shares:

- the 2003 options plan stipulates a strike price of EUR 14.86, or 100% of the Fortis share market value at the time they were granted (on 25 April 2003) and an option term of six years. Options can be exercised during predetermined 'open periods' falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term;
- the 2003 restriced shares plan consists of the commitment, taken by Fortis, to grant to the executive a number of Fortis shares in September 2006, provided the executive is still employed by Fortis on that date. At the date of grant, the executive will be allowed to sell a maximum of 50% of those shares within 10 days in order to finance the tax liabilities associated with the grant. The unsold shares, after expiration of the 10-days period, may not be sold until six months after termination of the professional relationship between Fortis and the executive.

Other components

The CEO and members of the Executive Committee participate in Fortis's pension plans in either Belgium or the Netherlands. These schemes are in line with predominant market practices in the respective geographic environments; they are non-contributory defined benefit plans, providing retirement and pre and post-retirement survivors' pensions or their lump sum equivalent. Normal retirement benefits apply starting at age 60. Target defined pensions, including state pension, are set at percentages of base salary and range between 65% and 80%, depending on the position within the Executive Committee and the number of years the executive worked for Fortis. Other benefits, such as medical and other insurance coverages, are provided in line with competitive practices in the market where the executive is employed.

Compensation of the CEO and Executive Committee members in 2003

For 2003 total remuneration for the CEO was EUR 2.1 million (2002: EUR 2.1 million; 2001: EUR 2.4 million). This total remuneration was composed of a base salary of EUR 750,000 (2002: EUR 750,000; 2001: EUR 750,000), an annual incentive of EUR 732,000 (2002: EUR 525,000; 2001: EUR 810,000) and an amount of EUR 586,000 (2002: EUR 800,000; 2001: EUR 809,000) representing the other remuneration components (net periodic pension cost, long-term incentive paid in cash and other costs). Based on the relative preformance of the Fortis share in 2002, the Long Term Incentive 2003 consisted of the grant of 32.930 options (exercise price EUR 14,86) and the conditional grant of 28.550 restricted shares.

For 2003 total remuneration for the other seven Executive Committee members was EUR 7.4 million (2002: EUR 8.0 million; 2001: EUR 7.9 million). Total remuneration was composed of an aggregate total base salary of EUR 3.6 million (2002: EUR 3.6 million; 2001: EUR 3.6 million), ranging from EUR 505,000 to EUR 615,000 per member, depending upon the position within the Executive Committee; an aggregate total annual incentive of EUR 2.7 million (2002: EUR 2.7 million; 2001: EUR 2.6 million), ranging, on an individual basis, from EUR 323,000 to EUR 506,000, and an aggregate total of other remuneration components of EUR 1.1 million (2002: EUR 1.6 million; 2001: EUR 1.7 million) for net periodic pension costs, long-term incentive paid in cash and other costs. Based on the relative performance of the Fortis share in 2002, the long-term incentive for 2003, for these seven Executive Committee members consisted of the grant of a total of 116,040 options (exercise price EUR 14.86) and the conditional grant of 100,605 restricted shares.

Details of the stock options and restricted shares granted to and held by the CEO and former and current members of the Executive Committee are reflected in the table below. Based on Belgian tax legislation, the expiry date of the options granted in 1999 and 2000 was extended by three years.

	Restricted shares granted in 2003	Options granted in 2003	Options excercised in 2003	Options outstanding 31-12-2003	Options exercise price	Options expiry date
Non-executive directors						
M. Lippens				15,300	18.60	20-11-2007
				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				25,450	38.40	14-04-2009
Executive Committee						
A. van Rossum				25,450	38.40	14-04-2009
				38,000	37.57	18-04-2007
				75,200	32.23	28-04-2008
	28,550	32,930		32,930	14.86	28-04-2009
H. Verwilst				15,300	18.60	20-11-2007
				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				18,950	38.40	14-04-2009
				26,750	37.57	18-04-2007
				52,300	32.23	28-04-2008
	19,845	22,890		22,890	14.86	28-04-2009
G. Mittler				10,350	18.60	20-11-2007
				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				13,350	38.40	14-04-2009
				18,000	37.57	18-04-2007
				35,500	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009
K. de Boeck				15,300	18.60	20-11-2007
				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				12,000	38.40	14-04-2009
				18,000	37.57	18-04-2007
				35,500	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009
J. De Mey				15,300	18.60	20-11-2007
				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				12,000	38.40	14-04-2009
				18,000	37.57	18-04-2007
				35,500	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009
F. Dierckx				7,500	29.81	03-10-2009
				7,650	31.75	31-12-2012
				12,000	38.40	14-04-2009
				18,000	37.57	18-04-2007
				35,500	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009

	Restricted shares granted in 2003	Options granted in 2003	Options excercised in 2003	Options outstanding 31-12-2003	Options exercise price	Options expiry date
J. Feilzer				7,500	29.81	03-10-2004
				13,350	38.40	14-04-2006
				18,000	37.57	18-04-2007
				35,500	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009
J. van Ek				37,298	19.26	24-05-2004
				37,298	17.47	22-09-2005
				13,500	37.57	18-04-2007
				22,000	32.23	28-04-2008
	13,460	15,525		15,525	14.86	28-04-2009
Total	**129,155**	**148,970**		**1,021,316**		

19 Dividend

Shareholders may choose to receive a dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If no express choice is made by the shareholders for a Fortis share, the following will apply:

- If the Fortis share is held by a paying agent that has an account with a CSD member of a central securities custody office established in Belgium or the Netherlands respectively, or if the Fortis share is held by a shareholder whose residence as stated in the shareholders' register is in Belgium or the Netherlands respectively, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV or Fortis N.V. respectively.
- If the shareholder has received physical bearer shares, the shareholder will be deemed to have chosen the dividend of Fortis SA/NV.
- In all other cases, 50% of the relevant shares will be assigned the Fortis SA/NV dividend and 50% of the relevant shares will be assigned the Fortis N.V. dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that dividends may be paid out by a Dutch company only if the net equity of the company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of the net profit of a company must be used annually for the formation of a reserve fund. This obligation no longer applies once the reserve fund has reached a minimum of 10% of the authorized share capital. Dividends may not be paid if the level of net assets of the company falls below, or following payment of a dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

The Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which the subsidiaries operate.

Additionally, certain Fortis subsidiaries outside the Netherlands and Belgium are subject to restrictions on the amount of cash dividends they may pay to shareholders. Most significantly, subsidiaries in the United States are subject to dividend restrictions imposed by the respective insurance regulatory authorities in the states in which the subsidiaries in question are domiciled. For life, accident and health insurance subsidiaries, dividends are generally limited to 10% of the legally retained profit or 10% of the legal net operating result if this amount is higher.

For non-life subsidiaries, dividends are limited to a specified percentage of the previous year's net equity or of the previous year's net investment results, depending on the state of domicile. Dividends paid in excess of these limitations require prior approval from the insurance regulatory authority in the state of domicile.

20 Regulatory matters and solvency

The banking and insurance regulators in Belgium and the Netherlands have agreed to coordinate the implementation of their respective supervisory powers. The agreement stipulates that each of the four authorities continue to supervise the relevant activities of Fortis in its jurisdiction. The authority that supervises the greatest volume of activities (measured in terms of capital adequacy requirements) of Fortis coordinates the activities of all Dutch and Belgian supervisory authorities with respect of Fortis. On the basis of this criterion, the Belgian regulator for banking, securities firms and public offering (the Banking, Financing and Insurance Commission ('BFIC')) acts as the coordinating authority. Fortis reports to the BFIC on a consolidated level. In addition, Fortis's operations in the United States are supervised by the insurance regulators in the states in which they operate.

Fortis banking subsidiaries are subject to various regulatory guidelines administered by Belgian and Dutch banking supervisors. These guidelines are in accordance with the directives of the European Union directives and the Basle Committee on Banking Regulations and Supervisory Practices. The guidelines require Fortis banking subsidiaries to maintain a minimum qualifying capital relative to the on- and off-balance sheet lending. Loans are weighted according to their inherent risk. Capital must also be maintained for the market risk involved in the bank's trading activities. The requirement for the core capital (Tier 1 ratio) is 4%; for the total qualifying capital this is 8%. The table below reflects the solvency ratios of the banking business.

	Minimum requirements	***2003***	*2002*	*2001*
Credit risks		150,213.1	142,021.7	146,066.5
Market risks		11,294.2	9,282.8	6,540.0
Risk-weighted assets		**161,507.3**	**151,304.5**	**152,606.5**
Tier 1 ratio	4.0%	7.9%	8.2%	8.5%
Total capital ratio	8.0%	12.4%	13.0%	13.5%

In accordance with European Union Directives, insurance companies located in European Union member countries are required to maintain minimum solvency requirements. The minimum solvency requirements must be at least 16% of gross premiums written in the prior year for non-life and generally 4% of technical provisions (1% if investments are for the account of policyholders) plus 0.3% of the amount at risk under the insurance policies for life insurers.

As of 31 December 2003, the solvency requirements of Fortis's insurance operations computed in accordance with this directive amount to EUR 6,455.1 million (2002: EUR 5,773.2 million; 2001: EUR 6,975.3 million). The minimum solvency is EUR 3,651.6 million at 31 December 2003 (2002: EUR 3,645.6 million; 2001: EUR 4,225.4 million). Fortis's United States insurance operations are required by insurance commissioners of the respective states of domicile to adhere to certain minimum risk-based capital ('RBC') requirements. These subsidiaries meet these requirements.

Solvency

Fortis has formulated a framework for solvency which defines an upper and a lower limit of core capital. The minimum limit is based on the sum of 6% of the bank's risk-weighted assets and 1.75 times the statutory minimum requirements for the insurance sector. The maximum limit comprises 7% of the bank's risk-weighted assets and 2.5 times the statutory minimum requirements for the insurance industry.

Fortis's solvency position at 31 December is:

		2003		*2002*		*2001*
Group equity		14,014.9		13,101.7		15,977.2
Fund for general banking risks		2,209.1		2,215.0		2,216.7
Tier 1 loans		2,250.0		2,250.0		1,000.0
Net core capital		18,474.0		17,566.7		19,193.9
	Floor	*Cap*	*Floor*	*Cap*	*Floor*	*Cap*
Solvency requirement	16,080.8	20,434.6	15,458.0	19,705.2	16,556.6	21,254.2
Surplus / (deficit)	2,393.2	(1,960.6)	2,108.7	(2,138.5)	2,637.3	(2,060.3)
Core capital as multiple of Floor / Cap	1.15	0.90	1.14	0.89	1.16	0.90

Balance sheet insurance

	Note	***31-12-2003***	*31-12-2002*	*31-12-2001*
Assets				
Cash	A1	**1,870.1**	1,970.7	1,154.1
Investments	A2	**54,093.1**	49,999.1	50,487.3
Loans and advances to credit institutions		**3,518.1**	2,297.6	1,971.2
Loans and advances to customers	A3	**10,657.6**	16,530.2	16,121.2
Reinsurers' share of technical provisions		**5,486.6**	6,131.6	6,890.8
Deferred acquisition costs	A4	**2,788.5**	2,810.1	2,963.6
Prepayments and accrued income		**1,283.7**	1,248.2	1,318.2
Investments on behalf of policyholders	A5	**19,946.2**	18,390.6	23,567.4
Other assets	A6	**6,323.7**	6,026.0	5,463.0
Total assets		**105,967.6**	105,404.1	109,936.8
Liabilities				
Amounts owed to credit institutions		**1,821.7**	1,159.3	378.3
Debt certificates		**2,071.8**	6,718.3	4,601.4
Technical provisions	A7	**64,410.1**	61,735.9	59,533.4
Technical provision related to investments on behalf of policyholders	A5	**20,379.9**	18,563.5	23,084.9
Accruals and deferred income		**692.9**	1,325.1	1,496.9
Other liabilities	A8	**8,021.5**	7,358.8	10,584.5
Convertible notes	A9	**0.0**	0.3	1.4
Subordinated liabilities	A10	**1,336.8**	2,261.2	2,475.6
		98,734.7	99,122.4	102,156.4
Minority interests in group equity	A11	**750.6**	752.0	694.5
Net equity		**6,482.3**	5,529.7	7,085.9
Group equity		**7,232.9**	6,281.7	7,780.4
Total liabilities		**105,967.6**	105,404.1	109,936.8

Profit and loss account insurance

	Note	*2003*	*2002*	*2001*
Revenues:				
Insurance premiums	A13	**18,142.0**	18,494.7	18,162.3
Interest income		**3,468.0**	3,291.4	3,158.4
Results from financial transactions				
- on behalf of policyholders	A14	**1,022.3**	(3,419.0)	(2,499.5)
- other [1]	A14	**(993.4)**	(701.6)	190.2
Other revenues				
- on behalf of policyholders		**322.6**	460.6	409.8
- other	A15	**1,503.0**	1,541.5	1,336.0
Total revenues		**23,464.5**	19,667.6	20,757.2
Interest expense		**(766.3)**	(749.2)	(688.2)
Total revenues, net of interest expense		**22,698.2**	18,918.4	20,069.0
Technical charges insurance	A16	**(16,952.1)**	(12,896.1)	(13,440.2)
Value adjustments		**(22.0)**	(58.6)	
Net revenues		**5,724.1**	5,963.7	6,628.8
Operating expenses	A17	**(5,140.8)**	(5,112.6)	(4,961.7)
Operating result before taxation		**583.3**	851.1	1,667.1
Taxation		**(127.0)**	(367.3)	(396.0)
Operating group profit		**456.3**	483.8	1,271.1
Minority interests		**51.5**	64.4	61.7
Net operating profit before value differences		**404.8**	419.4	1,209.4
Value differences on the equity portfolio [2]		**592.1**	(1,035.4)	
Net operating profit		**996.9**	(616.0)	
Non-operating items after taxation		**(99.4)**	(70.9)	368.0
Net profit		**897.5**	(686.9)	1,577.4

1) *Including the results of hedging transactions and total realized gains.*
2) *Including the results of hedging transactions and unrealized value differences on the equity portfolio.*

The following table reflects the insurance operations profit and loss account broken down into life insurance and non-life insurance.

			2003
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	9,405.2	8,736.8	18,142.0
Interest income	2,750.5	717.5	3,468.0
Results from financial transactions			
- on behalf of policyholders	1,022.3		1,022.3
- other	(898.2)	(95.2)	(993.4)
Other revenues			
- on behalf of policyholders	322.6		322.6
- other	1,120.3	382.7	1,503.0
Total revenues	13,722.7	9,741.8	23,464.5
Interest expense	(665.4)	(100.9)	(766.3)
Total revenues, net of interest expense	**13,057.3**	**9,640.9**	**22,698.2**
Technical charges insurance	(11,475.6)	(5,476.5)	(16,952.1)
Value adjustments	15.5	(37.5)	(22.0)
Net revenues	1,597.2	4,126.9	5,724.1
Acquisition costs	(688.4)	(2,841.6)	(3,530.0)
Administrative expenses	(610.6)	(1,358.1)	(1,968.7)
Reinsurance commission and profit participation	13.2	734.1	747.3
Other charges	(341.1)	(48.3)	(389.4)
Operating expenses	(1,626.9)	(3,513.9)	(5,140.8)
Operating result before taxation	**(29.7)**	**613.0**	**583.3**
Taxation	48.4	(175.4)	(127.0)
Operating group profit	18.7	437.6	456.3
Minority interests	49.4	2.1	51.5
Net operating profit before value differences	**(30.7)**	**435.5**	**404.8**
Value differences on the equity portfolio	531.6	60.5	592.1
Net operating profit	**500.9**	**496.0**	**996.9**
Non-operating items after taxation	(44.1)	(55.3)	(99.4)
Net profit	**456.8**	**440.7**	**897.5**

	Life	Non-life	2002 Total
Revenues:			
Insurance premiums	9,599.1	8,895.6	18,494.7
Interest income	2,523.5	767.9	3,291.4
Results from financial transactions			
- on behalf of policyholders	(3,419.0)		(3,419.0)
- other	(550.8)	(150.8)	(701.6)
Other revenues			
- on behalf of policyholders	460.6		460.6
- other	1,108.6	432.9	1,541.5
Total revenues	9,722.0	9,945.6	19,667.6
Interest expense	(630.4)	(118.8)	(749.2)
Total revenues, net of interest expense	**9,091.6**	**9,826.8**	**18,918.4**
Technical charges insurance	(7,220.3)	(5,675.8)	(12,896.1)
Value adjustments	(53.9)	(4.7)	(58.6)
Net revenues	1,817.4	4,146.3	5,963.7
Acquisition costs	(670.4)	(2,872.9)	(3,543.3)
Administrative expenses	(615.4)	(1,590.0)	(2,205.4)
Reinsurance commission and profit participation	19.9	862.0	881.9
Other charges	(213.8)	(32.0)	(245.8)
Operating expenses	(1,479.7)	(3,632.9)	(5,112.6)
Operating result before taxation	**337.7**	**513.4**	**851.1**
Taxation	(213.2)	(154.1)	(367.3)
Operating group profit	124.5	359.3	483.8
Minority interests	61.9	2.5	64.4
Net operating profit before value differences	**62.6**	**356.8**	**419.4**
Value differences on the equity portfolio	(907.3)	(128.1)	(1,035.4)
Net operating profit	**(844.7)**	**228.7**	**(616.0)**
Non-operating items after taxation	(51.4)	(19.5)	(70.9)
Net profit	**(896.1)**	**209.2**	**(686.9)**

			2001
	Life	Non-life	Total
Revenues:			
Insurance premiums	10,197.7	7,964.6	18,162.3
Interest income	2,438.5	719.9	3,158.4
Results from financial transactions			
- on behalf of policyholders	(2,499.5)		(2,499.5)
- other	310.1	(119.9)	190.2
Other revenues			
- on behalf of policyholders	409.8		409.8
- other	1,008.8	327.2	1,336.0
Total revenues	11,865.4	8,891.8	20,757.2
Interest expense	(541.0)	(147.2)	(688.2)
Total revenues, net of interest expense	**11,324.4**	**8,744.6**	**20,069.0**
Technical charges insurance	(8,395.7)	(5,044.5)	(13,440.2)
Net revenues	2,928.7	3,700.1	6,628.8
Acquisition costs	(1,014.3)	(2,692.3)	(3,706.6)
Administrative expenses	(661.4)	(1,332.3)	(1,993.7)
Reinsurance commission and profit participation	188.6	815.0	1,003.6
Other charges	(215.1)	(49.9)	(265.0)
Operating expenses	(1,702.2)	(3,259.5)	(4,961.7)
Operating result before taxation	**1,226.5**	**440.6**	**1,667.1**
Taxation	(282.8)	(113.2)	(396.0)
Operating group profit	943.7	327.4	1,271.1
Minority interests	60.3	1.4	61.7
Net operating profit	**883.4**	**326.0**	**1,209.4**
Non-operating items after taxation	288.1	79.9	368.0
Net profit	**1,171.5**	**405.9**	**1,577.4**

Notes to the balance sheet and profit and loss account insurance

A1 Cash

Cash only includes balances that may be withdrawn immediately, such as credit balances with banking institutions and deposits. At 31 December 2003, EUR 0.4 million in cash in the insurance segment (2002: EUR 0.7 million; 2001: EUR 0.7 million) is subject to withdrawal and usage restrictions.

A2 Investments

The composition of investments at 31 December is as follows:

	2003	*2002*	*2001*
Debt securities and other fixed-income securities	42,940.1	35,489.3	34,218.5
Equity securities	5,887.7	7,963.5	11,929.6
Total investment securities	48,827.8	43,452.8	46,148.1
Participations in investment pools	403.7	361.6	358.3
Investments in land and buildings	4,669.8	4,603.3	3,781.9
Other investments	191.8	1,581.4	199.0
Total investments	**54,093.1**	**49,999.1**	**50,487.3**

Equity securities in 2003 include amounts of EUR 244.3 million in Fortis shares (2002: EUR 315.5 million; 2001: EUR 518.7 million). Of this amount, EUR 43.5 million concerns Fortis shares held in relation to classic Belgian life insurance products with a minimum return guaranteed. These shares are valued at cost.

The following table reflects the movements in investments.

	Debt securities	Shares	Partici-pations in investment pools	Land and buildings	Other invest-ments
Balance at 31 December 2001	**34,218.5**	**11,929.6**	**358.3**	**3,781.9**	**199.0**
Purchases and sales group companies	(28.6)	43.2		725.6	13.0
Purchases	18,172.9	7,776.4	13.0	261.9	1,627.6
Book value of sales and redemptions	(16,273.7)	(8,701.1)	(9.7)	(200.8)	(245.7)
Revaluations	0.4	(1,150.8)		62.6	
Unrealized capital gains/losses included in P&L		(1,127.4)		1.1	
Exchange differences	(1,433.4)	(67.0)		(27.8)	(13.5)
Other movements	(0.2)			4.9	
Reclassifications	833.4	(739.4)		(6.1)	1.0
Balance at 31 December 2002	**35,489.3**	**7,963.5**	**361.6**	**4,603.3**	**1,581.4**
Purchases and sales group companies	466.9	1.1		3.7	
Purchases	23,141.8	3,471.8	42.2	306.3	83.6
Book value of sales and redemptions	(16,327.0)	(6,249.8)	(0.1)	(265.2)	(71.0)
Revaluations	10.6	20.0		45.5	(2.1)
Unrealized capital gains / losses included in P&L		727.7		0.8	
Exchange differences	(1,283.7)	(59.4)		(26.7)	(18.0)
Other movements	1.9			(1.0)	
Reclassifications	1,440.3	12.8		3.1	(1,382.1)
Balance at 31 December 2003	**42,940.1**	**5,887.7**	**403.7**	**4,669.8**	**191.8**
2001					
Purchase price		10,691.4	358.5	2,902.2	
Fair value	35,026.3				199.7
Redemption value	32,709.5				
2002					
Purchase price		9,093.5	361.6	3,673.2	
Fair value	37,673.7				1,675.8
Redemption value	34,230.8				
2003					
Purchase price		6,269.4	403.7	3,735.5	
Fair value	44,955.3				203.5
Redemption value	41,255.7				

Investment securities

The following table presents the purchase price less amortized cost (cost price in the case of equity securities) and the fair values at 31 December of investments in debt securities and other fixed-income securities and equity securities.

				2003
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	7,496.7	595.0	(6.9)	8,084.8
Dutch government	1,878.7	71.0	(3.0)	1,946.7
U.S. government	811.1	59.6	(0.9)	869.8
German government	847.2	22.9	(1.6)	868.5
Spanish government	2,857.3	147.1	(0.2)	3,004.2
Italien government	1,760.7	63.2	(11.7)	1,812.2
French government	2,268.7	59.5	(20.6)	2,307.6
Other governments	4,192.1	195.1	(28.9)	4,358.3
Companies	8,355.2	400.2	(9.0)	8,746.4
Banks	6,573.3	324.3	(8.5)	6,889.1
Mortgage-backed securities	2,780.4	72.9	(11.6)	2,841.7
Other asset-backed securities	86.7	0.7	(0.8)	86.6
Other debt securities and fixed-income securities	3,032.0	108.1	(0.7)	3,139.4
Total debt securities and other fixed-income securities	42,940.1	2,119.6	(104.4)	44,955.3
Equity securities	6,269.4	317.1	(698.8)	5,887.7
Total investment securities	**49,209.5**	**2,436.7**	**(803.2)**	**50,843.0**

				2002
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	8,212.1	759.4	(0.9)	8,970.6
Dutch government	1,595.3	83.3		1,678.6
U.S. government	979.0	70.7		1,049.7
German government	522.4	33.7		556.1
Spanish government	2,709.4	232.9	(1.0)	2,941.3
Italien government	1,016.3	87.4		1,103.7
French government	693.6	82.2		775.8
Other governments	2,680.5	132.0	(13.2)	2,799.3
Companies	8,299.1	434.9	(152.8)	8,581.2
Banks	6,324.6	479.3	(13.3)	6,790.6
Mortgage-backed securities	1,663.8	39.0	(88.7)	1,614.1
Other asset-backed securities	324.1	11.5		335.6
Other debt securities and fixed-income securities	469.1	10.9	(2.9)	477.1
Total debt securities and other fixed-income securities	35,489.3	2,457.2	(272.8)	37,673.7
Equity securities	9,093.5	495.4	(1,625.4)	7,963.5
Total investment securities	**44,582.8**	**2,952.6**	**(1,898.2)**	**45,637.2**

				2001
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Belgian government	8,657.7	450.6	(26.1)	9,082.2
Dutch government	1,735.3	8.3	(15.0)	1,728.6
U.S. government	810.2	55.0	(17.9)	847.3
German government	580.2	5.2	(7.2)	578.2
Spanish government	3,675.9	172.2	(2.8)	3,845.3
Italien government	755.7	16.5	(2.3)	769.9
French government	639.2	12.4	(2.7)	648.9
Other governments	2,264.0	45.8	(24.2)	2,285.6
Companies	6,884.9	217.1	(161.8)	6,940.2
Banks	5,741.5	162.7	(97.8)	5,806.4
Mortgage-backed securities	930.3	23.1	(4.3)	949.1
Other asset-backed securities	23.4	1.0	(0.6)	23.8
Other debt securities and fixed-income securities	1,520.2	26.0	(25.4)	1,520.8
Total debt securities and other fixed-income securities	34,218.5	1,195.9	(388.1)	35,026.3
Equity securities	10,691.4	2,252.9	(1,014.7)	11,929.6
Total investment securities	**44,909.9**	**3,448.8**	**(1,402.8)**	**46,955.9**

Gross realized gains and gross realized losses on the sale of investment securities (whether deferred or recognized in the profit and loss account) in 2003 are EUR 958.0 million and EUR 2,047.0 million, respectively (2002: EUR 514.0 million and EUR 1,022.3 million; 2001: EUR 824.0 million and EUR 307.8 million).

The following table reflects the maturities of investments in debt securities and other fixed-income securities and the related carrying and fair values at 31 December 2003.

	Carrying value	Fair value
Due in one year or less	2,605.8	2,661.1
Due from one year to five years	11,011.7	11,601.9
Due from five years to ten years	16,076.0	16,707.7
Due after ten years	13,246.6	13,984.6
Total	**42,940.1**	**44,955.3**

Investments in land and buildings

The following table is a summary of investments in land and buildings.

	2003	2002	2001
Land and buildings in company use	784.3	760.5	735.5
Other land and buildings	3,885.5	3,842.8	3,046.4
	4,669.8	**4,603.3**	**3,781.9**

The following table provides details of land and buildings by valuation date.

	2003	2002	2001
2003	2,019.8		
2002	1,571.8	1,722.1	
2001	651.9	1,057.5	1,305.5
2000	269.9	916.6	1,026.7
1999	156.4	310.8	640.0
1998		596.3	354.5
1997			455.2
	4,669.8	**4,603.3**	**3,781.9**

A3 Loans and advances to customers

The following table provides information on loans and advances to customers.

	2003	2002	2001
Mortgage loans	5,399.0	10,728.4	9,754.0
Policyholder loans	180.3	191.9	202.5
Other private loans	5,078.3	5,609.9	6,164.7
	10,657.6	**16,530.2**	**16,121.2**

The amount of loans and advances to customers includes an allowance for doubtful debts of EUR 131.4 million (2002: EUR 118.9 million; 2001: EUR 103.3 million). Mortgage loans decreased due to the transfer of mortgages by the insurance segment to the banking segment (further information is provided in section 2 of the Annual Accounts).

A4 Deferred acquisition costs

Deferred acquisition costs refers to:

	2003	2002	2001
Life insurance	1,510.9	1,376.4	1,788.6
Non-life insurance	1,277.6	1,433.7	1,175.0
Deferred acquisition costs	**2,788.5**	**2,810.1**	**2,963.6**

The table below reflects the movements in deferred acquisition costs.

	2003	2002
Balance at 1 January	**2,810.1**	**2,963.6**
Recognized items	1,578.1	1,192.2
Amortization	(1,576.6)	(1,135.4)
Purchases and sales group companies	0.0	53.2
Other adjustments including exchange rate differences	(23.1)	(263.5)
Balance at 31 December	**2,788.5**	**2,810.1**

A5 Investments on behalf of policyholders

The following table presents the composition of investments on behalf of policyholders at 31 December.

	2003	*2002*	*2001*
Cash	98.3	33.8	44.2
Interest-bearing deposits in other banks	61.6	53.6	117.9
Debt securities	3,287.0	3,173.5	4,609.5
Shares	15,863.2	14,494.1	18,016.7
Land and buildings	446.6	413.9	420.8
Loans	72.3	97.1	114.5
Other	117.2	124.6	243.8
Total investments	19,946.2	18,390.6	23,567.4
Add: Other assets	435.2	364.0	107.9
Less: Other liabilities	(1.5)	(191.1)	(590.4)
Liability related to investments on behalf of policyholders	**20,379.9**	**18,563.5**	**23,084.9**

Investments on behalf of policy holders include EUR 26.5 million in Fortis shares (2002: EUR 28.8 million; 2001: EUR 29.9 million). Other assets and other liabilities relate to timing differences in the cash flows.

The table below provides information about the technical liability related to investments on behalf of policyholders.

	2003	*2002*	*2001*
Net of reinsurance	20,263.9	18,449.0	22,977.0
Reinsurance	116.0	114.5	107.9
Gross	**20,379.9**	**18,563.5**	**23,084.9**

A6 Other assets

Other assets consists of the following:

	2003	*2002*	*2001*
Participating interests:			
- valued by equity method	81.5	99.9	107.2
- Other	10.6	28.4	34.6
Receivable from participating interest	100.9	142.6	122.2
Other tangible fixed assets	199.9	226.6	205.9
Receivables arising from insurance operations:			
- Policyholders	225.8	223.2	261.1
- Intermediaries	581.4	887.9	728.1
Receivables arising from reinsurance operations	54.6	99.4	132.3
Other insurance receivables	2,761.2	1,749.4	1,241.2
Deposits with ceding companies	193.9	184.9	178.7
Deferred tax assets	1,352.0	1,690.7	1,963.8
Other	761.9	693.0	487.9
Total	**6,323.7**	**6,026.0**	**5,463.0**

Other insurance receivables include EUR 1,314.8 million (2002: EUR 550.5 million; 2001: EUR 325.2 million) receivables from group companies. Other tangible fixed assets primarily consist of data processing systems, office equipment and motor vehicles.

The item other includes EUR 44.1 million of Fortis shares held by Fortis ASR to hedge the option and SAR plans (2002: EUR 51.2 million; 2001: EUR 57.2 million).

A7 Technical provisions

The following table reflects the composition of the insurance technical provisions own account.

			2003
	Gross	Reinsurance [1]	Net of reinsurance
Life insurance	50,828.2	2,227.7	48,600.5
Non-life insurance:			
- Unearned premiums	3,659.5	902.4	2,757.1
- Claims outstanding	9,471.9	2,235.8	7,236.1
Provision for bonuses and rebates [2]	174.1		174.1
Equalization provision [3]	130.0		130.0
Other technical provisions [4]	146.4	4.7	141.7
	64,410.1	**5,370.6**	**59,039.5**

			2002
	Gross	Reinsurance [1]	Net of reinsurance
Life insurance	47,673.3	2,364.2	45,309.1
Non-life insurance:			
- Unearned premiums	4,069.9	1,312.3	2,757.6
- Claims outstanding	9,578.3	2,335.4	7,242.9
Provision for bonuses and rebates [2]	162.7		162.7
Equalization provision [3]	119.6		119.6
Other technical provisions [4]	132.1	5.2	126.9
	61,735.9	**6,017.1**	**55,718.8**

			2001
	Gross	Reinsurance [1]	Net of reinsurance
Life insurance	46,028.1	3,543.5	42,484.6
Non-life insurance:			
- Unearned premiums	4,101.1	978.0	3,123.1
- Claims outstanding	8,769.7	2,255.5	6,514.2
Provision for bonuses and rebates [2]	310.5	0.2	310.3
Equalization provision [3]	140.2		140.2
Other technical provisions [4]	183.8	5.7	178.1
	59,533.4	**6,782.9**	**52,750.5**

1) *Excluding reinsurance for investments on behalf of policy holders of EUR 116.0 million (2002: EUR 114.5 million; 2001: EUR 107.9 million).*

2) *Provisions for bonuses and rebates consisted of EUR 170.4 million at 31 December 2003 (2002: EUR 148.8 million; 2001: EUR 305.7 million) related to life insurance and EUR 3.6 million (2002: EUR 13.9 million; 2001: EUR 4.6 million) related to non-life insurance.*

3) *Equalization provision relates entirely to non-life insurance business.*

4) *Other technical provisions at 31 December 2003 consisted of EUR 55.3 million (2002: EUR 53.6 million; 2001: EUR 59.5 million) related to life insurance and EUR 86.4 million (2002: EUR 73.3 million; 2001: EUR 118.8 million) related to non-life insurance.*

Life insurance technical provisions includes EUR 4,403.1 million (2002: EUR 4,136.3 million; 2001: EUR 3,960.6 million) in respect of pension commitments to Fortis employees.

As is stated in the principles of valuation, calculation of the insurance provision deviates from the rating principles if expectations of future developments in investment yields, withdrawals, mortality, costs or other assumptions give cause to increase the provision.

The table below reflects the roll-forward of technical provisions life, for own account.

	2003	*2002*
Balance at 1 January	**45,309.1**	**42,484.6**
Acquisitions and sale group companies	456.2	(28.2)
Increase to profit & loss account through change in technical provision	3,327.9	3,125.6
Increase to profit & loss account included in other items	40.1	815.1
Exchange rate differences in favour of profit & loss account	(592.8)	(711.6)
Other changes	41.8	(434.2)
Changes due to reclassification	18.2	57.8
Balance at 31 December	**48,600.5**	**45,309.1**

Technical provisions insurance, net of reinsurance by region is listed below.

2003

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	21,207.9	16,806.6	363.9	38,378.4	2,908.4	7,539.4	48,826.2
- for account of policyholders	6,728.7	7,636.9	1,760.8	16,126.4	3,011.2	1,126.2	20,263.8
Non-life	2,619.1	2,393.1	8.6	5,020.8	3,869.6	1,322.9	10,213.3
Total	**30,555.7**	**26,836.6**	**2,133.3**	**59,525.6**	**9,789.2**	**9,988.5**	**79,303.3**

2002

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	18,729.0	16,508.8	381.4	35,619.2	3,290.7	6,601.6	45,511.5
- for account of policyholders	6,529.1	6,437.7	1,159.4	14,126.2	3,236.7	1,086.1	18,449.0
Non-life	2,560.2	2,145.5	17.3	4,723.0	4,255.3	1,229.0	10,207.3
Total	**27,818.3**	**25,092.0**	**1,558.1**	**54,468.4**	**10,782.7**	**8,916.7**	**74,167.8**

2001

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total***
Life							
- for own account	17,135.8	15,825.4	368.4	33,329.6	4,179.1	5,341.0	42,849.7
- for account of policyholders	7,435.2	8,135.1	826.6	16,396.9	5,304.0	1,276.1	22,977.0
Non-life	2,495.1	1,971.5	9.0	4,475.6	4,337.2	1,088.0	9,900.8
Total	**27,066.1**	**25,932.0**	**1,204.0**	**54,202.1**	**13,820.3**	**7,705.1**	**75,727.5**

Technical provisions of non-life insurance, net of reinsurance by line of business and by region is listed below.

					2003
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	1,102.9	625.3	413.0	477.9	2,619.1
The Netherlands	1,114.5	670.6	210.5	397.5	2,393.1
Luxembourg	0.3		5.5	2.8	8.6
Benelux	2,217.7	1,295.9	629.0	878.2	5,020.8
United States	1,702.2			2,167.4	3,869.6
Rest of the world	30.1	940.0	195.5	157.3	1,322.9
Total	**3,950.0**	**2,235.9**	**824.5**	**3,202.9**	**10,213.3**

					2002
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	1,062.2	618.8	402.4	476.8	2,560.2
The Netherlands	1,000.7	624.7	207.0	313.1	2,145.5
Luxembourg	0.3		5.0	12.0	17.3
Benelux	2,063.2	1,243.5	614.4	801.9	4,723.0
United States	1,900.0			2,355.3	4,255.3
Rest of the world	23.2	887.5	172.7	145.6	1,229.0
Total	**3,986.4**	**2,131.0**	**787.1**	**3,302.8**	**10,207.3**

					2001
	Accident and health	*Motor*	*Fire*	*Other*	*Total*
Belgium	1,013.5	612.1	418.5	451.0	2,495.1
The Netherlands	896.0	614.1	193.2	268.2	1,971.5
Luxembourg	0.3		5.0	3.7	9.0
Benelux	1,909.8	1,226.2	616.7	722.9	4,475.6
United States	2,230.5			2,106.7	4,337.2
Rest of the world	22.2	789.5	148.0	128.3	1,088.0
Total	**4,162.5**	**2,015.7**	**764.7**	**2,957.9**	**9,900.8**

The roll-forward of the non-life provisions (claims outstanding), net of reinsurance is listed below.

	2003	*2002*
Balance at 1 January	**7,242.9**	**6,514.2**
Purchases and sales group companies		
Adjusted net opening balance at 1 January	7,242.9	6,514.2
Claims and claims expense, net of reinsurance:		
- Provision attributable to prior years	(179.7)	(79.6)
- Provision attributable to current year	3,655.4	5,022.8
- Interest accrual of provision for disability losses	6.8	7.6
Total claims and claims expenses	3,482.5	4,950.8
Payment for claims and claims expense:		
- Attributable to the prior years	(1,092.0)	(1,396.6)
- Attributable to the current year	(1,785.0)	(2,936.3)
Total payment, net of reinsurance	(2,877.0)	(4,332.9)
Foreign currency translation adjustments	(506.2)	(435.4)
Other charges	(106.1)	546.2
Balance at 31 December	**7,236.1**	**7,242.9**

A8 Other liabilities

Other liabilities consists of:

	2003	*2002*	*2001*
Pensions and early retirement benefits	407.1	629.5	482.5
Taxes and other social security charges	437.7	390.7	665.7
Deferred tax liabilities	1,682.4	2,095.5	1,990.4
Deposits from reinsurers	413.1	433.6	546.9
Creditors arising from direct insurance operations [1]	630.3	462.6	640.9
Creditors arising from reinsurance operations [1]	102.7	140.8	362.9
Other provisions	136.1	144.2	160.0
Other [2]	4,212.1	3,061.9	5,735.2
Total	**8,021.5**	**7,358.8**	**10,584.5**

1) Liabilities arising from direct insurance and reinsurance operations have terms primarily of five years or less.

2) Other liabilities includes EUR 884,4 million (2002: EUR 1,040.0 million; 2001: EUR 2,651.8 million) payable to group companies.

A9 Convertible notes

This concerns convertible notes granted by Fortis ASR to Fortis ASR employees. Outstanding notes amounted to EUR 45,741 at year-end 2003.

A10 Subordinated liabilities

The table below gives a description of subordinated liabilities.

	2003	*2002*	*2001*
Loan from Fortis Insurance N.V. (General sector)			
Capital USD 499,850; 26-04-1999 / 27-04-2009; 7.892%		476.6	567.2
Capital Proceeds Trust I; 01-03-2000 / 01-03-2030; 8.48%		143.0	170.2
Capital Proceeds Trust II; 01-03-2000 / 01-03-2030; 8.40%		381.4	453.9
Loan from Fortis Finance N.V.: Perpetual cumulative subordinated bonds 2001; 6.625%.	540.0	540.0	540.0
Perpetual loan from Fortis Brussels SA/NV with a coupon of 5.76% and 6.76% from 2005 onwards.	150.0	150.0	150.0
Mandatory redeemable preferred shares issued by Fortis for USD 200 million (200,000 shares with a par value of USD 1,000). The securities mature at 27-04-2009.	155.5	190.7	226.9
Third-party loan, convertible in Fortis shares at a price of EUR 33.56 and maturing on 15-07-2005.	123.5	123.5	123.5
Loan from Fortis Bank SA/NV with a coupon of 4.10% and maturing on 30-06-2008	100.0		
Other subordinated liabilities denominated in various currencies with various interest rates and maturities.	267.8	256.0	243.9
Total subordinated liabilities	**1,336.8**	**2,261.2**	**2,475.6**

A11 Minority interests in group equity

Minority interest in group equity includes EUR 650 million of Trust Capital Securities issued by a Special Purpose Vehicle. This matter is described in detail in note 7 'Minority interests in group equity'.

A12 Off-balance-sheet transactions

To hedge interest rate exposure, the insurance operations have entered into a number of swap contracts. The nominal value of all contracts is EUR 2,236.6 million (2002: EUR 621.1 million; 2001: EUR 1,749.5 million) and the positive replacement value is EUR 95.0 million (2002: EUR 33.9 million; 2001: EUR 547.9 million).

A13 Insurance premiums

The table below reflects the insurance premiums broken down into life insurance and non-life insurance.

	2003	*2002*	*2001*
Life insurance:			
Gross premiums	9,531.1	9,754.3	10,681.7
Ceded reinsurance premiums	(125.9)	(155.1)	(484.0)
Net premiums	9,405.2	9,599.2	10,197.7
Non-life insurance:			
Gross premiums written	11,286.2	11,858.5	10,932.2
Ceded reinsurance premiums	(2,302.0)	(2,706.8)	(2,650.8)
Net premiums	8,984.2	9,151.7	8,281.4
Change in provision for unearned premiums	(201.2)	(170.8)	(301.5)
Change in provision for ceded unearned premiums	(46.2)	(85.4)	(15.3)
Net premiums earned	8,736.8	8,895.5	7,964.6
Total net premiums earned	**18,142.0**	**18,494.7**	**18,162.3**

Life insurance

The table below provides information on life insurance premiums.

	2003	*2002*	*2001*
Individual premiums	7,659.0	7,192.2	8,387.6
Premiums under group contracts	1,872.1	2,562.1	2,294.1
Gross premiums	**9,531.1**	**9,754.3**	**10,681.7**
Periodic premiums	4,284.6	4,291.8	3,958.2
Single premiums	5,246.5	5,462.5	6,723.5
Gross premiums	**9,531.1**	**9,754.3**	**10,681.7**
Premiums from:			
Non-bonus contracts	2,211.8	2,919.4	2,367.0
Bonus contracts	4,963.8	4,562.5	4,178.8
Contracts where the policyholders bear the investment risk	2,355.5	2,272.4	4,135.9
Gross premiums	**9,531.1**	**9,754.3**	**10,681.7**
Individual contracts:			
- Periodic premiums	2,124.9	2,250.3	2,003.3
- Single premiums	3,486.3	2,912.3	2,900.0
Premiums group contracts	1,564.4	2,319.3	1,642.5
Investment-linked premiums	2,355.5	2,272.4	4,135.9
Gross premiums	**9,531.1**	**9,754.3**	**10,681.7**

Non-life insurance

The table below provides details by region of earned net non-life insurance premiums.

				2003
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	292.7	349.2	312.5	141.2
The Netherlands	699.0	523.8	316.9	367.2
Luxembourg	0.7		7.6	2.0
Benelux	992.4	873.0	637.0	510.4
United States	2,731.0			2,001.9
Rest of the world	71.6	637.9	200.6	81.0
Total	**3,795.0**	**1,510.9**	**837.6**	**2,593.3**

				2002
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	286.4	304.3	294.7	132.1
The Netherlands	644.5	485.1	292.3	308.8
Luxembourg	0.4		6.9	2.3
Benelux	931.3	789.4	593.9	443.2
United States	3,064.3			2,096.1
Rest of the world	57.2	676.1	181.5	62.5
Total	**4,052.8**	**1,465.5**	**775.4**	**2,601.8**

				2001
	Accident and health	*Motor*	*Fire*	*Other*
Belgium	267.4	282.0	265.5	109.1
The Netherlands	571.5	454.9	256.2	249.6
Luxembourg	0.4		7.1	2.0
Benelux	839.3	736.9	528.8	360.7
United States	2,805.9			1,804.6
Rest of the world	53.7	606.2	152.8	75.7
Total	**3,698.9**	**1,343.1**	**681.6**	**2,241.0**

A14 Results from financial transactions

The table below provides information on net results from financial transactions.

	2003	*2002*	*2001*
Gains from investments on behalf of policyholders (realized and unrealized)	1,365.2	96.3	226.4
Loss from investments on behalf of policyholders (realized and unrealized)	(342.9)	(3,515.3)	(2,725.9)
Total	**1,022.3**	**(3,419.0)**	**(2,499.5)**

	2003	*2002*	*2001*
Realized gains on sale of investments	1,107.8	539.1	538.8
Realized losses on sale of investments	(2,101.2)	(1,240.7)	(348.6)
Total	**(993.4)**	**(701.6)**	**190.2**

A15 Other revenues

The table below provides information on other revenues.

	2003	*2002*	*2001*
Dividends from equity securities	245.5	348.4	377.3
Rental income land and buildings	510.5	419.6	285.4
Participations in investment pools	4.9	16.1	15.1
Other investments	15.3	82.1	67.4
Revenues from participating interests	25.5	15.6	6.4
Sales revenue project development	211.0	125.9	100.2
Other	490.3	533.8	484.2
Total	**1,503.0**	**1,541.5**	**1,336.0**

Land and buildings include rental income related to land and buildings rented to third parties amounting to EUR 469.3 million (2002: EUR 375.1 million; 2001: EUR 244.1 million). The remaining EUR 41.2 million (2002: EUR 44.6 million; 2001: EUR 41.2 million) relates to real estate in company use of which EUR 31.8 million (2002: EUR 35.4 million; 2001: EUR 32.5 million) relates to land and buildings in use by insurance companies and EUR 9.4 million (2002: EUR 9.1 million; 2001: EUR 8.7 million) relates to land and buildings in use by other Fortis companies.

Revenues from participating interests includes EUR 0.2 million, negative (2002: EUR 4.4 million, positive; 2001: EUR 3.2 million, negative) related to the share in the result of participating interest valued by the equity method held by the insurance operations.

A16 Technical charges insurance

The following table summarizes the technical charges insurance.

	2003	2002	2001
Life insurance			
Benefits and surrenders, net of reinsurance:			
- Gross	6,119.9	6,474.6	5,298.8
- Reinsurers' share	(96.7)	(155.5)	(665.3)
	6,023.2	6,319.1	4,633.5
Changes in life insurance technical provisions:			
- Gross	5,289.6	1,234.3	2,874.6
- Reinsurers' share	(24.2)	(414.7)	689.6
- Other changes, net of reinsurance	12.8	(17.4)	(3.6)
	5,278.2	802.2	3,560.6
Bonuses and rebates, net of reinsurance	167.7	92.8	187.0
Other	6.5	6.2	14.6
Total life insurance	**11,475.6**	**7,220.3**	**8,395.7**
Non-life insurance			
Claims and claims paid:			
- Gross	6,098.1	6,536.2	5,810.2
- Reinsurers' share	(1,173.5)	(1,306.5)	(1,136.7)
	4,924.6	5,229.7	4,673.5
Changes in non-life insurance technical provisions:			
- Gross	665.2	664.8	584.6
- Reinsurers' share	(149.2)	(221.8)	(246.5)
- Other changes, net of reinsurance	1.1	1.0	1.4
	517.1	444.0	339.5
Bonuses and rebates, net of reinsurance	4.8	6.4	5.8
Change in equalization provision	10.4	(20.5)	3.3
Other	19.6	16.2	22.4
Total non-life insurance	**5,476.5**	**5,675.8**	**5,044.5**
Total technical charges insurance	**16,952.1**	**12,896.1**	**13,440.2**

The net effect of reinsurance items associated with the life insurance operations are charged or credited to the profit and loss account. In 2003, the net effect amounts to EUR 8.5 million, negative (2002: EUR 434.3 million, negative; 2001: EUR 318.9 million, positive).

A17 Operating expenses

The following table provides information on operating expenses.

	2003	*2002*	*2001*
Wages and salaries	1,070.5	1,124.3	1,076.7
Social charges:			
- Pension and early retirement	121.2	146.0	111.4
- Other social charges	155.7	170.8	164.6
Depreciation and amortization	80.1	88.8	57.5
Investment management	356.5	298.0	164.6
Commissions:			
- Life insurance	492.3	515.6	813.2
- Non-life insurance	2,654.1	2,809.1	2,610.5
Change in deferred acquisition costs	(29.8)	(137.0)	(169.5)
Reinsurance commission and profit participation	(747.3)	(881.9)	(1,003.6)
Value (re)adjustments land and buildings			9.4
Costs project development	181.9	104.8	78.8
Other	805.6	874.1	1,048.1
Total	**5,140.8**	**5,112.6**	**4,961.7**

Wages and salaries include an amount of EUR 18.9 million (2002: EUR 18.9 million; 2001: EUR 22.2 million) in respect of commissions paid to salaried agents.

Investment management and technical charges insurance (see A16) include EUR 118.6 million related to salaries and social charges (2002: EUR 118.9 million; 2001: EUR 107.3 million).

A18 Reconciliation of technical accounts

In compliance with statutory requirements, the tables below present the technical result life, technical result non-life and non-technical accounts.

Technical result life

	2003	2002	2001
Insurance premiums	9,405.1	9,599.1	10,197.7
Allocated investment result, from non-technical account	3,856.2	(589.9)	177.7
Other technical income, net of reinsurance	6.9	1.6	3.6
Other income	384.6	322.6	327.8
	4,247.7	(265.7)	509.1
Benefits and surrenders, net of reinsurance	6,023.2	6,319.1	4,633.5
Changes in technical provisions	5,278.2	802.2	3,560.6
Bonuses and rebates, net of reinsurance	167.8	92.8	187.0
Operating expenses:			
- Acquisition costs	640.6	675.5	1,049.8
- Change in deferred acquisition costs	47.7	(5.1)	(35.4)
- Administrative expenses	461.6	508.1	589.2
- Reinsurance commissions and profit participation	(13.1)	(19.9)	(188.7)
	1,136.8	1,158.6	1,414.9
Other technical charges, net of reinsurance	6.5	6.2	14.7
Other charges	218.8	137.6	141.4
Result technical account life insurance before taxation	**821.5**	**816.9**	**754.7**

Technical result non-life

	2003	*2002*	*2001*
Insurance premiums	8,736.8	8,895.5	7,964.6
Allocated investment result from non-technical account	488.3	558.5	551.8
Other technical income, net of reinsurance	12.1	13.9	11.1
Other income	297.8	316.8	231.1
	798.2	889.2	794.0
Claims, net of reinsurance:			
- Claims paid, gross	6,098.1	6,536.2	5,810.2
- Reinsurers' share	(1,173.5)	(1,306.5)	(1,136.7)
	4,924.6	5,229.7	4,673.5
- Change in provision for claims, gross	665.2	664.8	584.6
- Reinsurers' share	(149.1)	(221.8)	(246.4)
	5,440.7	5,672.7	5,011.7
Change in other technical provisions, net of reinsurance	1.1	1.0	1.4
Bonuses and rebates, net of reinsurance	4.8	6.4	5.8
Operating expenses:			
- Acquisition costs	2,919.2	3,004.8	2,826.5
- Change in deferred acquisition costs	(77.5)	(131.9)	(134.1)
- Administrative expenses	1,317.3	1,558.3	1,316.8
- Reinsurance commissions and profit participation	(734.2)	(862.0)	(815.0)
	3,424.8	3,569.2	3,194.2
Other technical charges, net of reinsurance	19.5	16.1	22.3
Change in equalization provision	10.4	(20.5)	3.3
Other charges	16.8	7.1	27.6
Result technical account non-life insurance before taxation	**616.9**	**532.7**	**492.3**

The following table presents the technical result by region.

							2003
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	413.7	264.7	2.5	680.9	118.2	22.4	821.5
Non-life	199.0	56.4	1.1	256.5	282.7	77.7	616.9
Total	**612.7**	**321.1**	**3.6**	**937.4**	**400.9**	**100.1**	**1,438.4**

							2002
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	372.9	278.5	7.1	658.5	167.7	(9.3)	816.9
Non-life	104.3	49.5	1.5	155.3	300.6	76.8	532.7
Total	**477.2**	**328.0**	**8.6**	**813.8**	**468.3**	**67.5**	**1,349.6**

							2001
	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	**Total**
Life	333.6	231.3	3.9	568.8	155.2	30.7	754.7
Non-life	86.5	54.3	2.6	143.4	279.5	69.4	492.3
Total	**420.1**	**285.6**	**6.5**	**712.2**	**434.7**	**100.1**	**1,247.0**

The following table reflects the technical result non-life by line of business and by region.

	Accident and health	Motor	Fire	Other	Total
					2003
Belgium	59.6	68.4	59.4	11.6	199.0
The Netherlands	90.6	(23.4)	10.0	(20.8)	56.4
Luxembourg	0.2	0.0	0.9	0.0	1.1
Benelux	150.4	45.0	70.3	(9.2)	256.5
United States	184.9			97.8	282.7
Rest of the world	3.8	56.2	6.9	10.8	77.7
Total	**339.1**	**101.2**	**77.2**	**99.4**	**616.9**

	Accident and health	Motor	Fire	Other	Total
					2002
Belgium	40.2	27.5	29.2	7.4	104.3
The Netherlands	69.0	(14.6)	2.1	(7.0)	49.5
Luxembourg	0.0	(0.0)	0.7	0.8	1.5
Benelux	109.2	12.9	32.0	1.2	155.3
United States	180.0			120.6	300.6
Rest of the world	5.7	80.6	(7.7)	(1.8)	76.8
Total	**294.9**	**93.5**	**24.3**	**120.0**	**532.7**

	Accident and health	Motor	Fire	Other	Total
					2001
Belgium	38.5	3.4	23.5	21.1	86.5
The Netherlands	36.7	(0.3)	8.7	9.2	54.3
Luxembourg	0.0	0.0	2.3	0.3	2.6
Benelux	75.2	3.1	34.5	30.6	143.4
United States	140.0			139.5	279.5
Rest of the world	3.0	54.0	2.2	10.2	69.4
Total	**218.2**	**57.1**	**36.7**	**180.3**	**492.3**

Ratios

The ratios by region are:

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	***Total***
2003							
Claims ratio	57.3	65.5	39.9	62.4	55.0	71.3	59.4
Expense ratio	36.8	34.7	52.1	35.5	49.0	28.9	42.1
Combined ratio	94.1	100.2	92.0	97.9	104.0	100.2	101.5

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	***Total***
2002							
Claims ratio	66.5	66.5	27.0	66.4	55.2	71.9	60.5
Expense ratio	38.2	36.3	62.1	37.1	49.7	28.0	43.4
Combined ratio	104.7	102.8	89.1	103.5	104.9	99.9	103.9

	Belgium	The Netherlands	Luxembourg	**Benelux**	United States	Rest of the world	***Total***
2001							
Claims ratio	63.7	64.3	32.8	63.9	56.0	70.0	60.0
Expense ratio	39.4	37.5	44.1	38.2	48.1	30.1	43.0
Combined ratio	103.1	101.8	76.9	102.1	104.1	100.1	103.0

Claims ratio: the cost of claims, net of reinsurance in non-life, as a percentage of the earned premiums, excluding the internal costs of handling non-life claims.

Expense ratio: expenses, i.e. costs plus net commissions charged to the financial year, less internal investment costs as a percentage of the earned premiums, net of reinsurance. The expense ratio is used for non-life insurance companies only.

Combined ratio: the sum of the claims ratio and the expense ratio. The combined ratio does not take account of commissions received.

Non-technical account

	2003	2002	2001
Investment income:			
- Land and buildings	510.5	419.6	285.4
- Participating interests	25.5	15.6	6.4
- Other investments	3,733.7	3,737.9	3,618.2
- Investments on behalf of policyholders	322.6	460.6	409.8
Value re-adjustments on investments	7.1	3.6	11.8
Realized gains on investments	1,107.8	539.1	538.8
Realized/unrealized gains on investments on behalf of policyholders	1,365.2	96.3	226.4
	7,072.4	5,272.7	5,096.8
Administrative expenses and interest charges	1,132.6	1,047.1	852.7
Value adjustments on investments	6.3	2.5	21.6
Realized losses on investments	2,101.2	1,240.7	348.6
Realized / unrealized losses on investments on behalf of policyholders	342.9	3,515.3	2,725.9
	3,583.0	5,805.6	3,948.8
Result on investment	3,489.4	(532.9)	1,148.0
Allocated investment result, to technical accounts:			
- Life insurance	3,856.2	(589.9)	177.7
- Non-life insurance	488.3	558.4	551.8
	4,344.5	(31.5)	729.5
Result on investment non-technical account	(855.1)	(501.4)	418.5
Other income		4.8	10.9
Other charges		1.9	9.6
		2.9	1.3
Result non-technical account before taxation	**(855.1)**	**(498.5)**	**419.8**

A19 Financial information about non-life insurance

The table below provides financial information on the non-life insurance business activities by line of business.

	Gross premiums written	Gross premiums earned	Gross claims incurred	Gross operating expenses	Reinsurance balance [1]
2003					
Accident and health	4,308.7	4,284.4	3,109.2	1,171.4	15.6
Motor, third-party	820.0	813.8	615.3	214.7	1.4
Motor, other lines	722.1	719.0	490.9	203.6	0.8
Marine, aviation and transport	189.8	191.5	147.6	43.3	(10.4)
Fire and other damage to property	1,038.0	1,010.2	519.5	387.6	(76.7)
Liability	284.5	272.1	181.5	95.7	(17.0)
Legal aid	41.7	41.5	23.7	10.6	(8.9)
Assistance	19.4	19.3	14.4	3.1	0.6
Miscellaneous [2]	3,862.0	3,733.2	1,661.1	2,023.4	(202.4)
Total	**11,286.2**	**11,085.0**	**6,763.2**	**4,153.4**	**(297.0)**
2002					
Accident and health	4,614.2	4,599.1	3,378.9	1,272.3	(24.6)
Motor, third-party	777.1	775.1	590.1	202.8	(5.1)
Motor, other lines	742.8	731.0	529.4	201.1	7.9
Marine, aviation and transport	169.6	161.0	130.2	40.5	0.4
Fire and other damage to property	963.2	949.2	593.5	364.5	(42.0)
Liability	249.3	242.3	187.6	87.1	3.9
Legal aid	40.2	40.6	22.2	10.0	(6.0)
Assistance	18.1	18.3	14.8	3.0	0.6
Miscellaneous [2]	4,284.0	4,171.2	1,754.2	2,259.2	(327.6)
Total	**11,858.5**	**11,687.8**	**7,200.9**	**4,440.5**	**(392.5)**
2001					
Accident and health	4,240.0	4,218.5	3,145.0	1,109.9	(47.4)
Motor, third-party	694.5	690.1	579.8	198.1	21.0
Motor, other lines	750.4	736.3	536.3	197.3	21.3
Marine, aviation and transport	135.2	135.6	95.0	44.2	(7.1)
Fire and other damage to property	850.0	828.7	481.4	338.4	(10.1)
Liability	212.5	208.7	138.3	78.6	(2.0)
Legal aid	37.6	36.9	20.7	11.5	(5.2)
Assistance	16.6	16.6	12.1	1.1	(0.1)
Miscellaneous [2]	3,995.4	3,759.3	1,386.2	2,031.9	(436.5)
Total	**10,932.2**	**10,630.7**	**6,394.8**	**4,011.0**	**(466.1)**

1) Represents net effect of reinsurance items recorded in the profit and loss account. A negative number means a charge to Fortis.

2) 'Miscellaneous' concerns mainly credit-related insurance in the United States.

Balance sheet banking

	Note	***31-12-2003***	*31-12-2002*	*31-12-2001*
Assets				
Cash	B1	**6,890.0**	3,290.7	4,555.2
Trading securities	B2	**23,458.2**	14,518.2	19,447.0
Investments	B3	**103,799.7**	89,978.6	96,866.9
Loans and advances to credit institutions	B4	**77,980.9**	82,282.8	62,459.9
Loans and advances to customers	B5	**174,402.0**	158,591.1	164,089.8
Prepayments and accrued income		**27,000.7**	26,652.2	18,652.4
Other assets	B6	**10,447.4**	10,067.5	11,922.9
Total assets		**423,978.9**	385,381.1	377,994.1
Liabilities				
Amounts owed to credit institutions	B7	**109,036.2**	98,772.6	98,273.7
Amounts owed to customers	B8	**201,805.2**	179,566.4	181,324.8
Debt certificates	B10	**37,938.5**	40,230.3	42,415.9
Accruals and deferred income		**26,628.3**	25,299.7	18,303.8
Other liabilities	B11	**27,195.6**	20,565.1	15,767.9
Subordinated liabilities	B12	**9,566.7**	9,524.1	9,985.6
		412,170.5	373,958.2	366,071.7
Fund for general banking risks	B13	**2,209.1**	2,215.0	2,216.7
Minority interest in group equity	B14	**934.7**	954.3	798.6
Net equity		**8,664.6**	8,253.6	8,907.1
Group equity		**9,599.3**	9,207.9	9,705.7
Total liabilities		**423,978.9**	385,381.1	377,994.1

Profit and loss account banking

	Note	*2003*	*2002*	*2001*
Revenues:				
Interest income [1]		**23,751.0**	23,373.3	20,818.6
Commissions and fees	B18	**1,801.6**	1,860.7	1,978.4
Results from financial transactions [2]	B19	**852.4**	809.9	1,002.5
Other revenues	B20	**749.6**	726.7	897.3
Total revenues		**27,154.6**	26,770.6	24,696.8
Interest expense [1]	B21	**(19,370.9)**	(18,961.5)	(16,414.6)
Total revenues, net of interest expense	B17	**7,783.7**	7,809.1	8,282.2
Value adjustments	B22	**(761.7)**	(732.3)	(625.8)
Net revenues		**7,022.0**	7,076.8	7,656.4
Operating expenses	B23	**(5,128.1)**	(5,168.2)	(5,657.9)
Operating result before taxation		**1,893.9**	1,908.6	1,998.5
Taxation		**(448.9)**	(591.5)	(693.0)
Operating group profit		**1,445.0**	1,317.1	1,305.5
Minority interests		**55.2**	64.6	67.1
Net operating profit before value differences		**1,389.8**	1,252.5	1,238.4
Value differences on the equity portfolio [3]		**56.2**	(97.7)	
Net operating profit		**1,446.0**	1,154.8	
Non-operating items after taxation		**49.2**	138.0	(34.2)
Net profit		**1,495.2**	1,292.8	1,204.2
1) *Net interest income*		**4,380.1**	4,411.8	4,404.0

2) *Including the results of hedging transactions and total realized gains.*

3) *Including the results of hedging transactions and unrealized value differences on the equity portfolio.*

Notes to the balance sheet and profit and loss account banking

B1 Cash

Cash includes legal tender and balances at central banks that are repayable on demand. Certain cash balances are subject to restrictions, including reserve requirements set by the European Central Bank. At 31 December 2003 an amount of EUR 5,711.6 million was subject to withdrawal and usage restrictions (2002: EUR 1,795.6 million; 2001: EUR 3,138.6 million).

B2 Trading securities

The table below reflects the composition of trading securities.

	2003	*2002*	*2001*
Debt securities	19,282.0	10,886.0	12,204.5
Equity securities	4,176.2	3,632.2	7,242.5
Total	**23,458.2**	**14,518.2**	**19,447.0**

As per 31 December 2003 equity securities include EUR 73.3 million of Fortis shares (2002: EUR 83.3 million; 2001: EUR 75.1 million). Nearly all securities of the trading portfolio are listed.

B3 Investments

The composition of investments at 31 December is as follows:

	2003	*2002*	*2001*
Treasury bills	27.0	225.2	1,240.6
Debt securities	100,546.4	85,978.6	91,652.8
Equity securities	1,267.0	1,820.5	1,915.2
	101,840.4	88,024.3	94,808.6
Investments in real estate	1,959.3	1,954.3	2,058.3
Total	**103,799.7**	**89,978.6**	**96,866.9**

Debt securities and other fixed-income securities can be further analyzed as follows:

	2003	2002	2001
Public bodies issued	73,889.3	62,951.2	66,328.9
Other borrowers	26,657.1	23,027.4	25,323.9
Total	**100,546.4**	**85,978.6**	**91,652.8**
Listed [1]	78,728.5	70,864.3	80,246.7
Unlisted	21,817.9	15,114.3	11,406.1
Total	**100,546.4**	**85,978.6**	**91,652.8**

1) *Fair value is EUR 80,238.6 million (2002: EUR 73,256.6 million; 2001: EUR 81,180.4 million).*

Of the debt securities and other fixed-income securities an amount of EUR 18,610.9 million is due next year (2002: EUR 23,098.3 million; 2001: EUR 17,291.5 million). Debt securities and other fixed-income securities include an amount of EUR 351.3 million of subordinated loans (2002: EUR 227.6 million; 2001: EUR 350.5 million).

Equity securities can be further detailed as follows:

	2003	2002	2001
Listed	465.3	970.7	1,397.9
Unlisted	801.7	849.8	517.3
Total	**1,267.0**	**1,820.5**	**1,915.2**

Equity securities includes EUR 12.4 million in Fortis shares (2002: EUR 14.1 million; 2001: EUR 19.7 million).

The table below reflects the roll-forward of investments in banking.

	2003			2002		
	Debt securities and other fixed income securities	*Equity securities*	*Land and buildings*	*Debt securities and other fixed income securities*	*Equity securities*	*Land and buildings*
Opening balance at 1 January	**85,978.6**	**1,820.5**	**1,954.3**	**91,652.8**	**1,915.2**	**2,058.3**
Acquisitions and sales group companies	(118.9)	(427.4)	(11.3)	(0.1)	(88.5)	(14.2)
Purchases	67,673.0	445.1	34.7	38,163.0	1,660.1	48.3
Book value of sales and redemptions	(51,194.8)	(566.0)	(67.2)	(42,264.2)	(1,608.4)	(69.9)
Revaluations		1.0	74.8		(8.6)	(65.1)
Unrealized capital gains / losses included in P&L		13.4			(67.5)	
Exchange rate differences	(1,786.9)	(29.5)	(28.7)	(1,541.5)	(42.3)	(20.8)
Reclassifications	(4.6)	9.9	2.7	(31.4)	60.5	17.7
Closing balance at 31 December	**100,546.4**	**1,267.0**	**1,959.3**	**85,978.6**	**1,820.5**	**1,954.3**
Purchase price		1,271.9	1,841.4		1,888.1	1,934.1
Fair value	102,128.6			88,371.1		
Redemption value	99,285.5			84,663.8		

Investment securities

The following table reflects the amortized cost (cost in the case of equity securities) and the approximate fair value at 31 December of investments in debt securities and other fixed-income securities and equity securities.

				2003
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	18,519.1	660.6	(38.9)	19,140.8
Dutch government	6,827.1	172.6	(38.1)	6,961.6
U.S. government	3,285.0	16.0	(11.4)	3,289.6
German government	4,984.0	43.4	(52.9)	4,974.5
Spanish government	3,583.5	121.5	(14.4)	3,690.6
Italien government	23,721.1	300.9	(63.9)	23,958.1
French government	4,059.3	101.8	(34.2)	4,126.9
Other governments	8,910.3	241.9	(63.8)	9,088.4
Companies	5,758.6	95.3	(14.4)	5,839.5
Banking	10,453.9	217.7	(17.2)	10,654.4
Mortgage-backed securities	5,179.7	8.5	(9.9)	5,178.3
Other asset-backed securities	4,352.4	9.0	(42.8)	4,318.6
Other debt securities and fixed income securities	912.4	21.1	(26.2)	907.3
Total debt securities and other fixed-income securities	100,546.4	2,010.3	(428.1)	102,128.6
Equity securities	1,261.5	79.3	(73.8)	1,267.0
Total investment securities	**101,807.9**	**2,089.6**	**(501.9)**	**103,395.6**

				2002
	Amortized cost or cost	*Gross unrealized gains*	*Gross unrealized losses*	*Fair value*
Belgian government	19,634.4	939.3	(7.3)	20,566.4
Dutch government	8,120.9	239.3		8,360.2
U.S. government	2,365.4	13.9	(1.0)	2,378.3
German government	3,596.3	59.0	(0.1)	3,655.2
Spanish government	7,422.7	159.2	(0.9)	7,581.0
Italien government	12,301.1	347.9	(0.5)	12,648.5
French government	2,779.3	57.7	(0.6)	2,836.4
Other governments	6,731.3	295.5	(20.9)	7,005.9
Companies	8,004.2	98.2	(22.8)	8,079.6
Banking	7,697.0	273.2	(12.8)	7,957.4
Mortgage-backed securities	3,485.6	0.8	(0.3)	3,486.1
Other asset-backed securities	2,303.3	0.6	(30.6)	2,273.3
Other debt securities and fixed income securities	1,537.1	10.9	(5.2)	1,542.8
Total debt securities and other fixed-income securities	85,978.6	2,495.5	(103.0)	88,371.1
Equity securities	1,888.1	105.3	(172.9)	1,820.5
Total investment securities	**87,866.7**	**2,600.8**	**(275.9)**	**90,191.6**

				2001
	Amortized cost or cost	Gross unrealized gains	Gross unrealized losses	Fair value
Belgian government	25,415.0	567.8	(107.1)	25,875.7
Dutch government	7,351.2	24.7	(47.5)	7,328.4
U.S. government	2,469.8	9.9	(3.9)	2,475.8
German government	5,085.7	32.1	(15.6)	5,102.2
Spanish government	6,432.3	63.5	(12.5)	6,483.3
Italien government	10,460.4	150.6	(15.4)	10,595.6
French government	2,157.0	12.2	(16.2)	2,153.0
Other governments	6,822.5	178.7	(91.2)	6,910.0
Companies	8,005.0	68.6	(35.7)	8,037.9
Banking	9,291.9	191.2	(72.8)	9,410.3
Mortgage-backed securities	3,189.2	1.2	(0.9)	3,189.5
Other asset-backed securities	2,431.2	5.1	(29.5)	2,406.8
Other debt securities and fixed income securities	2,541.6	111.1	(34.5)	2,618.2
Total debt securities and other fixed-income securities	91,652.8	1,416.7	(482.8)	92,586.7
Equity securities	1,962.7	127.4	(174.9)	1,915.2
Total investment securities	**93,615.5**	**1,544.1**	**(657.7)**	**94,501.9**

The following table presents the maturities and related carrying and fair value of debt securities and other fixed-income securities and treasury bills at 31 December 2003.

	Carrying value	Fair value
Due in one year or less	18,637.9	18,899.2
Due from one year to five years	38,483.1	39,445.9
Due from five years to ten years	29,885.9	30,474.4
Due after ten years	13,566.5	13,336.0
Total	**100,573.4**	**102,155.5**

Investments in land and buildings

The table below is a summary of investments in land and buildings.

	2003	2002	2001
Land and buildings in company use	1,927.6	1,854.0	1,907.0
Other land and buildings	31.7	100.3	151.3
Investments in land and buildings	**1,959.3**	**1,954.3**	**2,058.3**
Costprice land and buildings	1,841.4	1,934.1	1,954.6

The following table provides information on land and buildings by valuation date.

	2003	2002	2001
2003	1,190.2		
2002	769.1	1,465.4	
2001		488.9	506.7
2000			80.2
1999			
1998			
1997			1,471.4
	1,959.3	**1,954.3**	**2,058.3**

B4 Loans and advances to credit institutions

The following table provides information on loans and advances to credit institutions in the balance sheet.

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	158.8	858.4	3,664.0	4,681.2
Interest bearing deposits	587.5	4,185.7	14,865.0	19,638.2
Securities purchased under resale agreements	2,148.2	59.2	45,540.9	47,748.3
Other	2,185.5	221.5	3,554.3	5,961.3
Gross amount	5,080.0	5,324.8	67,624.2	78,029.0
Allowance for credit losses	(22.4)	(1.3)	(24.4)	(48.1)
Net amount	**5,057.6**	**5,323.5**	**67,599.8**	**77,980.9**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	165.3	1,999.2	8,242.1	10,406.6
Interest bearing deposits	1,547.1	1,244.5	19,071.3	21,862.9
Securities purchased under resale agreements	1,837.3	250.4	46,672.7	48,760.4
Other	11.2	332.8	1,057.0	1,401.0
Gross amount	3,560.9	3,826.9	75,043.1	82,430.9
Allowance for credit losses	(114.8)		(33.3)	(148.1)
Net amount	**3,446.1**	**3,826.9**	**75,009.8**	**82,282.8**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Current and other bank accounts	731.9	751.9	4,548.1	6,031.9
Interest bearing deposits	497.7	1,773.3	19,948.0	22,219.0
Securities purchased under resale agreements	4,759.6	597.5	26,254.4	31,611.5
Other	46.8	2,030.4	695.3	2,772.5
Gross amount	6,036.0	5,153.1	51,445.8	62,634.9
Allowance for credit losses	(16.5)	(2.0)	(156.5)	(175.0)
Net amount	**6,019.5**	**5,151.1**	**51,289.3**	**62,459.9**

The geographic analysis of loans and advances to credit institutions is primarily based on the domicile of the operating company.

B5 Loans and advances to customers

The following table provides information on loans and advances to customers.

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	79,028.0	57,946.3	40,302.6	177,276.9
Allowance for credit losses	(1,293.1)	(695.4)	(886.4)	(2,874.9)
Net amount	**77,734.9**	**57,250.9**	**39,416.2**	**174,402.0**
Public sector	3,896.9	200.4	436.2	4,533.5
Private sector:				
- Corporate				
- Guaranteed by government authorities	456.1		214.7	670.8
- Other receivables	50,833.4	19,866.0	34,107.1	104,806.5
Sub-total	51,289.5	19,866.0	34,321.8	105,477.3
- Retail				
- Secured by mortgages	18,565.2	34,077.4	3,214.7	55,857.3
- Other receivables	3,983.3	3,107.1	1,443.5	8,533.9
Sub-total	22,548.5	37,184.5	4,658.2	64,391.2
Net amount	**77,734.9**	**57,250.9**	**39,416.2**	**174,402.0**

				2002 1)
	Belgium	*The Netherlands*	*Other*	*Total*
Gross amount	73,559.0	50,077.3	37,747.0	161,383.3
Allowance for credit losses	(1,174.3)	(636.0)	(981.9)	(2,792.2)
Net amount	**72,384.7**	**49,441.3**	**36,765.1**	**158,591.1**
Public sector	4,219.8	454.4	101.1	4,775.3
Private sector:				
- Corporate				
- Guaranteed by government authorities	470.2		189.6	659.8
- Other receivables	46,301.6	21,291.6	32,141.4	99,734.6
Sub-total	46,771.8	21,291.6	32,331.0	100,394.4
- Retail				
- Secured by mortgages	17,550.1	24,521.6	2,852.7	44,924.4
- Other receivables	3,843.0	3,173.7	1,480.3	8,497.0
Sub-total	21,393.1	27,695.3	4,333.0	53,421.4
Net amount	**72,384.7**	**49,441.3**	**36,765.1**	**158,591.1**

1) Loans and advances to customers are recorded for the full gross amount as from 2003. Comparable figures for gross amounts and the provision for loan losses have been adjusted accordingly.

				2001 [1]
	Belgium	The Netherlands	Other	Total
Gross amount	73,586.3	51,623.8	42,425.3	167,635.4
Allowance for credit losses	(1,928.0)	(687.9)	(929.7)	(3,545.6)
Net amount	**71,658.3**	**50,935.9**	**41,495.6**	**164,089.8**
Public sector	4,631.3	563.1	770.9	5,965.3
Private sector:				
- Corporate				
- Guaranteed by government authorities	1,846.7		478.6	2,325.3
- Other receivables	45,436.5	24,636.7	34,649.6	104,722.8
Sub-total	47,283.2	24,636.7	35,128.2	107,048.1
- Retail				
- Secured by mortgages	17,132.2	22,182.1	2,698.7	42,013.0
- Other receivables	2,611.6	3,554.0	2,897.8	9,063.4
Sub-total	19,743.8	25,736.1	5,596.5	51,076.4
Net amount	**71,658.3**	**50,935.9**	**41,495.6**	**164,089.8**

1) Loans and advances to customers are recorded for the full gross amount as from 2003. Comparable figures for gross amounts and the provision for loan losses have been adjusted accordingly.

The geographic analysis of loans and advances to customers is primarily based on the domicile of the Fortis operating company.

The table below presents analysis of the change in the allowance for loan losses.

	2003	2002 [1]
Balance at 1 January	**2,940.3**	**3,720.6**
Purchases and sales group companies	19.7	6.4
Write-offs	(515.9)	(1,133.7)
Value adjustments on loans	676.9	566.5
Exchange rate and other adjustments	(198.0)	(219.5)
Balance at 31 December	**2,923.0**	**2,940.3**
Composed of:		
- Loans and advances to credit institutions	48.1	148.1
- Loans and advances to customers	2,874.9	2,792.2
	2,923.0	**2,940.3**

1) Loans and advances to customers are recorded for the full gross amount as from 2003. Comparable figures for gross amounts and the provision for loan losses have been adjusted accordingly.

The provision for loan losses includes an amount of EUR 189.6 million related to country risks (2002: EUR 215.0 million; 2001: EUR 242.3 million).

The total amount of loans and advances to customers and credit institutions at 31 December 2003 which may be impossible to collect fully is EUR 6,788.4 million (2002: EUR 7,118.8 million; 2001: EUR 7,254.8 million). The related amount of provisions is EUR 2,735.1 million (2002: EUR 2,501.7 million; 2001: EUR 3,245.1 million). The difference between the outstanding amount and the provision is covered by the value of the collateral or expected cash flows.

B6 Other assets

Other assets consists of the following:

	2003	*2002*	*2001*
Participating interests valued by equity method	271.3	312.3	362.8
Other participating interests:			
- Participating interests	513.4	497.5	677.0
- Receivable from participating interests	10.5	9.3	7.1
Total participating interests	795.2	819.1	1,046.9
Other tangible fixed assets	793.5	806.2	890.8
Receivables arising from banking operations	5,453.3	5,661.2	6,925.9
Assets held for lease	1,885.0	1,562.3	1,885.2
Deferred tax	373.7	447.1	370.1
Other	1,146.7	771.6	804.0
Total	**10,447.4**	**10,067.5**	**11,922.9**

Other tangible fixed assets consists mainly of data processing systems, office equipment and motor vehicles.

B7 Amounts owed to credit institutions

The following table provides information on amounts owed to credit institutions in the balance sheet at 31 December.

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits	4,761.7	3,366.5	1,100.8	9,229.0
Time deposits	27,739.4	2,914.5	8,876.1	39,530.0
Securities sold under repurchase agreements	53,127.3	4,617.5	1,220.7	58,965.5
Other short-term borrowings	796.5	0.8	311.1	1,108.4
Other long-term debt	56.9	124.0	22.4	203.3
Other				
Total	**86,481.8**	**11,023.3**	**11,531.1**	**109,036.2**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits	3,090.0	1,258.1	2,613.2	6,961.3
Time deposits	25,378.9	2,324.6	10,601.5	38,305.0
Securities sold under repurchase agreements	44,706.8	3,337.0	173.3	48,217.1
Other short-term borrowings	438.1	12.6	425.6	876.3
Other long-term debt	355.9	3,804.7	236.1	4,396.7
Other		16.2		16.2
Total	**73,969.7**	**10,753.2**	**14,049.7**	**98,772.6**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits	1,910.5	2,486.5	1,153.4	5,550.4
Time deposits	25,717.8	6,969.5	12,101.0	44,788.3
Securities sold under repurchase agreements	41,220.2	1,867.5	59.6	43,147.3
Other short-term borrowings	552.5	36.9	1,094.6	1,684.0
Other long-term debt	34.8	2,529.1	286.0	2,849.9
Other		253.8		253.8
Total	**69,435.8**	**14,143.3**	**14,694.6**	**98,273.7**

The geographic analysis of amounts owed to credit institutions is based on the location of the Fortis operating company.

B8 Amounts owed to customers

The following table provides information on amounts owed to customers at 31 December.

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits - non-interest bearing	1,833.8	259.3	644.8	2,737.9
Demand deposits - interest bearing	23,925.9	13,637.8	17,259.1	54,822.8
Savings deposits accounts	40,688.8	10,466.0	31.0	51,185.8
Time deposits	24,180.3	5,679.4	19,573.9	49,433.6
Securities sold under repurchase agreements	24,512.2		3,618.0	28,130.2
Other short-term borrowings	80.9	1,576.7	488.9	2,146.5
Long-term debt	21.2	10,134.9	2.2	10,158.3
Other	2,538.6	135.5	516.0	3,190.1
Total	**117,781.7**	**41,889.6**	**42,133.9**	**201,805.2**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits - non-interest bearing	1,549.2	32.9	356.6	1,938.7
Demand deposits - interest bearing	22,111.9	13,396.9	17,170.2	52,679.0
Savings deposits accounts	33,442.4	10,342.2	23.1	43,807.7
Time deposits	24,743.7	5,611.1	18,335.1	48,689.9
Securities sold under repurchase agreements	21,976.5		2,591.6	24,568.1
Other short-term borrowings	212.2	1,027.1	1,866.8	3,106.1
Long-term debt	32.5	358.8	2.6	393.9
Other	3,675.5	253.0	454.5	4,383.0
Total	**107,743.9**	**31,022.0**	**40,800.5**	**179,566.4**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Demand deposits - non-interest bearing	1,494.7	117.0	453.1	2,064.8
Demand deposits - interest bearing	19,517.4	14,344.4	18,400.2	52,262.0
Savings deposits accounts	31,131.5	9,633.4	138.2	40,903.1
Time deposits	24,804.3	9,711.8	19,820.1	54,336.2
Securities sold under repurchase agreements	15,721.9	16.4	3,877.4	19,615.7
Other short-term borrowings	748.6	847.5	3,577.7	5,173.8
Long-term debt	33.7	375.6	3.5	412.8
Other	5,741.9	248.0	566.5	6,556.4
Total	**99,194.0**	**35,294.1**	**46,836.7**	**181,324.8**

The geographic analysis of amounts owed to customers is based on the location of the Fortis operating company.

B9 Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements are included in loans and advances to credit institutions and loans and advances to customers. Securities sold under repurchase agreements are included in amounts owed to credit institutions and amounts owed to customers.

The following table provides information on Fortis's securities purchased under resale agreement activities.

	2003	*2002*	*2001*
Maximum amount outstanding at any month-end	74,450.0	68,795.3	47,184.6
Average amount outstanding	49,942.3	57,797.5	37,664.9

Securities underlying these agreements are managed by Fortis.

The following table provides information on Fortis's securities sold under repurchase agreement activities.

	2003	*2002*	*2001*
Maximum amount outstanding at any month-end	84,552.5	80,429.1	64,687.0
Average amount outstanding	64,708.5	69,491.1	50,814.6

Securities underlying these agreements are managed by the counterparties.

B10 Debt certificates

Debt certificates consist of debt securities and other fixed-income securities. As of 31 December 2003, of these securities an amount of EUR 24,571.7 million (2002: EUR 24,037.1 million; 2001: EUR 22,979.1 million) is repayable during the next financial year.

The following table provides information on debt certificates by nature of instrument and country of origin.

				2003
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	17,760.2	1,353.1	9,628.1	28,741.4
Commercial paper			6,149.8	6,149.8
Long-term debt	120.3	567.2	2,359.8	3,047.3
Total	**17,880.5**	**1,920.3**	**18,137.7**	**37,938.5**

				2002
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	21,562.5	901.3	4,524.4	26,988.2
Commercial paper			8,320.7	8,320.7
Long-term debt	3.2	1,893.0	3,025.2	4,921.4
Total	**21,565.7**	**2,794.3**	**15,870.3**	**40,230.3**

				2001
	Belgium	*The Netherlands*	*Other*	*Total*
Time deposits	22,248.8	635.2	3,466.9	26,350.9
Commercial paper			9,222.5	9,222.5
Long-term debt	2.3	3,137.8	3,702.4	6,842.5
Total	**22,251.1**	**3,773.0**	**16,391.8**	**42,415.9**

The geographic analysis of debt certificates is based on the location of the operating company.

B11 Other liabilities

Other liabilities consists of the following at 31 December:

	2003	2002	2001
Pensions and early retirement benefits	182.8	270.6	484.9
Taxes and other social security charges	576.6	735.8	688.1
Other provisions	1,226.2	1,418.2	1,918.8
Short position trading portfolio	17,148.0	10,645.2	7,873.2
Option premiums received in advance	5,914.1	5,043.5	2,747.5
Other	2,147.9	2,451.8	2,055.4
Total	**27,195.6**	**20,565.1**	**15,767.9**

Other provisions include an amount of EUR 97.5 million (2002: EUR 395.9 million; 2001: EUR 803.5 million) for the integration of banking activities and a provision of EUR 385.5 million (2002: EUR 273.5 million; 2001: EUR 247.6 million) for deferred taxes. Other liabilities include EUR 6.3 million of payables to group companies (2002: EUR 4.8 million; 2001: EUR 3.8 million).

B12 Subordinated liabilities

The following table gives a description of subordinated liabilities.

	2003	2002	2001
Notes (not covered by collateral)			
denominated in various currencies with an average interest rate			
of 5.73% (2002: 5.92%; 2001: 6.15%) and maturities through 2031	7,127.4	6,856.2	6,938.9
Perpetual loans denominated in various currencies with an average interest rate			
of 6.02% (2002: 5.76%; 2001:6.25%)	679.3	907.9	1,286.7
Perpetual loan from Fortis Brussels SA/NV with a coupon of 6 month			
EURIBOR + 1.25% and + 2.75% from 2005 onwards	760.0	760.0	760.0
Redeemable perpetual loan (Tier 1 loan), with an interest of 6.50%			
till 26 September 2011 and Euro Reference Rate + 2.37% thereafter	1,000.0	1,000.0	1,000.0
	9,566.7	**9,524.1**	**9,985.6**

In September 2001 Fortis Bank issued Redeemable Perpetual Cumulative Coupon Debt Securities for an amount of EUR 1 billion. The regulator considers the securities to be part of the Tier 1 capital of Fortis Bank and of Fortis Bank's shareholders' equity on a consolidated basis.

The securities are governed by a Support Agreement, on which Fortis SA/NV and Fortis N.V. jointly and severally agree to contribute to Fortis Bank any additional funds necessary for Fortis Bank to pay the coupon in the event of a dividend payment by Fortis SA/NV and Fortis N.V. on their ordinary or preference shares in the same period.

In order to accept the securities as constituting Tier 1 capital of Fortis Bank, the regulator requires that the sum of the dividend paid by Fortis SA/NV and Fortis N.V. on their ordinary and preference shares and of all amounts payable under the Support Agreement and similar agreements may not exceed the level of the aggregate distributable reserves of Fortis SA/NV and Fortis N.V.

To meet this condition, the Board of Directors has decided that dividend will not be paid on the ordinary shares, preference shares or other capital instruments (if applicable) unless the sum of the distributable reserves of both companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares and other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

B13 Fund for general banking risks

The following table reflects the movements in the fund for general banking risks.

	2003	2002
Balance at 1 January	**2,215.0**	**2,216.7**
Acquisition and sale group companies	(1.4)	
Exchange rate differences	(4.5)	(1.7)
Balance at 31 December	**2,209.1**	**2,215.0**

B14 Minority interests in group equity

Minority interests in group equity includes preferred shares issued for financing purposes of EUR 650 million. More details can be found in note 7 'Minority interests in group equity'.

B15 Off-balance sheet items

The following table reflects the notional amount of derivative financial instruments outstanding at 31 December 2003, by term.

				2003
	One year or less	*Five years or less and more than one year*	*More than five years*	*Total*
Interest rate contracts				
OTC:				
- swaps	864,221.6	260,683.4	132,811.5	1,257,716.5
- forwards	32,945.0	19,229.9	1,193.4	53,368.3
- options	44,344.8	250,802.9	354,364.4	649,512.1
Exchange-traded:				
- forwards	15,354.0	5,208.1	3,027.0	23,589.1
- options	37,403.7	12,908.7	1,878.1	52,190.5
Subtotal	994,269.1	548,833.0	493,274.4	2,036,376.5
Currency contracts				
OTC:				
- swaps	148,787.3	14,960.0	2,459.6	166,206.9
- forwards	1,790.6	15.8		1,806.4
- options	26,873.6	1,502.2		28,375.8
Subtotal	177,451.5	16,478.0	2,459.6	196,389.1
Other contracts				
OTC	10,606.1	19,487.7	3,366.2	33,460.0
Exchange-traded	42,773.8	2,123.2	28.0	44,925.0
Subtotal	53,379.9	21,610.9	3,394.2	78,385.0
Total	**1,225,100.5**	**586,921.9**	**499,128.2**	**2,311,150.6**

Trading derivatives

Fortis enters into derivative financial instruments on behalf of customers or for own account. The following table reflects the notional amounts, positive fair values and negative fair values of trading derivative financial instruments at 31 December. All significant intercompany contracts have been excluded.

			2003
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	611,483.7	6,372.2	(6,373.6)
- forwards	35,082.2	400.3	(611.8)
- options	649,254.8	5,404.6	(5,201.9)
Exchange-traded:			
- forwards	23,589.1	40.1	(0.2)
- options	52,190.5	14.0	(15.3)
Subtotal	1,371,600.3	12,231.2	(12,202.8)
Currency contracts			
OTC:			
- swaps	153,298.7	1,329.3	(1,543.9)
- forwards	1,791.2	57.6	(70.9)
- options	27,674.4	571.6	(46.4)
Subtotal	182,764.3	1,958.5	(1,661.2)
Other contracts			
OTC	25,932.4	1,782.2	(2,634.6)
Exchange-traded	44,904.3	531.1	(93.8)
Subtotal	70,836.7	2,313.3	(2,728.4)
Total	**1,625,201.3**	**16,503.0**	**(16,592.4)**

	2002		
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts:			
OTC:			
- swaps	431,201.2	6,259.7	(6,454.7)
- forwards	26,390.0	40.7	(57.2)
- options	500,089.4	2,908.1	(3,826.0)
Exchange-traded:			
- forwards	20,905.2	41.7	(1.2)
- options	18,856.5	12.6	(9.8)
Subtotal	997,442.3	9,262.8	(10,348.9)
Currency contracts			
OTC:			
- swaps	121,606.0	1,185.7	(1,196.2)
- forwards	2,128.9	155.4	(154.6)
- options	17,065.5	250.3	(97.0)
Subtotal	140,800.4	1,591.4	(1,447.8)
Other contracts			
OTC	29,268.1	2,027.7	(1,943.6)
Exchange-traded	38,467.4	161.7	(218.4)
Subtotal	67,735.5	2,189.4	(2,162.0)
Total	**1,205,978.2**	**13,043.6**	**(13,958.7)**

			2001
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts:			
OTC:			
- swaps	391,154.9	3,009.7	(2,997.6)
- forwards	38,440.8	70.2	(72.2)
- options	343,979.6	2,502.4	(867.9)
Exchange-traded:			
- forwards	29,207.6	54.3	(2.3)
- options	8,255.1		
Subtotal	811,038.0	5,636.6	(3,940.0)
Currency contracts			
OTC:			
- swaps	109,225.8	938.6	(602.8)
- forwards	1,798.7	96.9	(98.6)
- options	11,110.1	80.3	(48.7)
Subtotal	122,134.6	1,115.8	(750.1)
Other contracts			
OTC	15,955.3	1,230.8	(1,101.5)
Exchange-traded	27,605.8	358.0	(184.9)
Subtotal	43,561.1	1,588.8	(1,286.4)
Total	**976,733.7**	**8,341.2**	**(5,976.5)**

Gains/losses on derivative financial instruments represent the net amount earned from trading activities. The profitability of these trading activities depends largely on the volume and diversity of the transactions, the level of risk it is willing to assume and the volatility of price and rate movements.

Risk management derivatives

The following table reflects the notional amounts and fair values at 31 December of derivative financial instruments used for risk management. All significant intercompany contracts have been excluded.

			2003
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	646,232.8	892.8	(1,459.7)
- forwards	18,286.1	13.3	(14.1)
- options	257.3		(0.5)
Exchange-traded:			
- forwards			
- options			
Subtotal	664,776.2	906.1	(1,474.3)
Currency contracts			
OTC:			
- swaps	12,908.2	232.6	(234.4)
- forwards	15.2		(0.1)
- options	701.4	11.8	(0.0)
Subtotal	13,624.8	244.4	(234.5)
Other contracts			
OTC	7,527.6	340.8	(329.5)
Exchange-traded	20.7	2.3	(0.5)
Subtotal	7,548.3	343.1	(330.0)
Total	**685,949.3**	**1,493.6**	**(2,038.8)**

			2002
	Notional amount	*Positive fair value*	*Negative fair value*
Interest rate contracts			
OTC:			
- swaps	200,229.3	916.5	(1,403.4)
- forwards	14,417.8	9.5	(21.7)
- options	614.1	0.5	(1.1)
Exchange-traded:			
- forwards	374.5		
- options	45.8		
Subtotal	215,681.5	926.5	(1,426.2)
Currency contracts			
OTC:			
- swaps	16,979.4	316.7	(212.3)
- forwards			
- options	6.5	0.1	(0.1)
Subtotal	16,985.9	316.8	(212.4)
Other contracts			
OTC	9,476.2	184.0	(244.7)
Exchange-traded	20.9	1.0	(2.4)
Subtotal	9,497.1	185.0	(247.1)
Total	**242,164.5**	**1,428.3**	**(1,885.7)**

	2001		
	Notional amount	Positive fair value	Negative fair value
Interest rate contracts			
OTC:			
- swaps	95,654.9	709.3	(427.3)
- forwards	6,583.9	2.2	(6.6)
- options	950.7	6.5	(5.6)
Exchange-traded:			
- forwards			
- options			
Subtotal	103,189.5	718.0	(439.5)
Currency contracts			
OTC:			
- swaps	12,795.3	94.6	(138.1)
- forwards		151.3	(267.8)
- options	220.1	1.6	(1.6)
Subtotal	13,015.4	247.5	(407.5)
Other contracts			
OTC	4,904.6	178.9	(191.5)
Exchange-traded	49.8	2.2	(3.0)
Subtotal	4,954.4	181.1	(194.5)
Total	**121,159.3**	**1,146.6**	**(1,041.5)**

B16 Maturities

The following table reflects the maturities of debts and receivables as at 31 December.

2003	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	31,096.5	29,205.4	16,601.0	770.0	308.0	77,980.9
Loans and advances to customers	30,000.5	31,182.2	15,130.8	22,276.4	75,812.1	174,402.0
Amounts owed to credit institutions	9,239.2	86,581.2	12,442.7	304.4	468.7	109,036.2
Amounts owed to customers	129,976.3	39,447.1	21,240.6	7,447.8	3,693.4	201,805.2

2002	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	23,029.7	50,539.5	7,726.6	807.2	179.8	82,282.8
Loans and advances to customers	34,722.2	27,558.9	12,522.8	25,570.6	58,216.6	158,591.1
Amounts owed to credit institutions	6,779.7	74,796.4	12,871.4	2,472.0	1,853.1	98,772.6
Amounts owed to customers	115,947.9	45,922.4	10,106.5	5,109.2	2,480.4	179,566.4

2001	Repayable on demand	< 3 months	3 months - 1 year	1 - 5 years	> 5 years	Total
Loans and advances to credit institutions	13,309.0	25,750.7	22,389.6	720.9	289.7	62,459.9
Loans and advances to customers	32,355.6	35,836.4	11,704.4	27,156.2	57,037.2	164,089.8
Amounts owed to credit institutions	6,992.6	68,362.4	19,618.2	1,775.8	1,524.7	98,273.7
Amounts owed to customers	115,636.9	47,091.7	10,695.8	5,706.7	2,193.7	181,324.8

The following table provides information about subordinated debt and long-term debt instruments.

Maturity	< 1 year	1 - 2 year	2 - 3 year	3 - 4 year	4 - 5 year	> 5 year	**2003** Total	2002 Total
Subordinated liabilities:								
- Fixed rate	316.6	2,265.7	419.0	958.0	618.8	2,693.6	7,271.7	6,629.3
- Variable rate	1,308.7	180.2	37.6	87.9	434.3	246.3	2,295.0	2,894.8
	1,625.3	2,445.9	456.6	1,045.9	1,053.1	2,939.9	9,566.7	9,524.1
Debt certificates:								
- Fixed rate	1,416.5	788.2	194.8	112.0	343.6	68.9	2,924.0	4,586.9
- Variable rate	43.8	46.1			29.3	4.1	123.3	334.5
	1,460.3	834.3	194.8	112.0	372.9	73.0	3,047.3	4,921.4
Amounts owed to customers	6,702.5	801.7	339.9	529.1	1,600.8	184.3	10,158.3	393.9
Amounts owed to credit institutions	73.4	49.6	10.5	1.4	2.8	65.5	203.3	4,396.7
Total	**9,861.5**	**4,131.5**	**1,001.8**	**1,688.4**	**3,029.6**	**3,262.7**	**22,975.6**	**19,236.1**

B17 Revenues

The following table provides information on banking revenues based on the country in which the Fortis company is located.

2003

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total*** [1]
Net interest income	2,005.5	1,253.1	372.9	3,631.5	133.1	615.5	4,380.1
Commissions and fees	541.8	469.9	275.9	1,287.6	36.1	477.9	1,801.6
Results from financial transactions	583.8	21.1	(14.8)	590.1	6.4	255.9	852.4
Other revenues	274.4	139.3	92.1	505.8	2.0	241.8	749.6
Total revenues, net of interest expense	**3,405.5**	**1,883.4**	**726.1**	**6,015.0**	**177.6**	**1,591.1**	**7,783.7**

2002

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total*** [1]
Net interest income	2,090.5	1,178.6	386.0	3,655.1	166.7	590.0	4,411.8
Commissions and fees	560.9	468.2	285.4	1,314.5	43.8	502.4	1,860.7
Results from financial transactions	667.5	(22.3)	9.2	654.4	(0.4)	155.9	809.9
Other revenues	229.3	171.0	109.4	509.7	12.9	204.1	726.7
Total revenues, net of interest expense	**3,548.2**	**1,795.5**	**790.0**	**6,133.7**	**223.0**	**1,452.4**	**7,809.1**

2001

	Belgium	*The Netherlands*	*Luxembourg*	***Benelux***	*United States*	*Rest of the world*	***Total*** [1]
Net interest income	2,230.6	1,136.7	325.0	3,692.3	147.7	564.0	4,404.0
Commissions and fees	580.1	569.0	270.8	1,419.9	52.6	505.9	1,978.4
Results from financial transactions	605.2	118.5	49.8	773.5	7.1	221.9	1,002.5
Other revenues	334.2	249.0	112.2	695.4	(0.4)	202.3	897.3
Total revenues, net of interest expense	**3,750.1**	**2,073.2**	**757.8**	**6,581.1**	**207.0**	**1,494.1**	**8,282.2**

1) *Including eliminations.*

Movements in net interest income are as follows:

	2003		
	Average balance	*Interest*	*Interest in %*
Assets:			
- Loans and advances to credit institutions	82,126.6	2,143.7	2.61
- Loans and advances to customers	163,495.4	7,348.8	4.49
- Interest-bearing securities	91,831.5	3,601.1	3.92
Total interest-bearing assets	337,453.5	13,093.6	3.88
Liabilities:			
- Amounts owed to credit institutions	100,597.6	2,347.0	2.33
- Amounts owed to customers	188,386.1	4,631.8	2.46
- Debt certificates and subordinated liabilities	47,360.0	1,905.4	4.02
Total interest-bearing liabilities	336,343.7	8,884.2	2.64
Other interest on balance (mainly from hedging transactions via derivatives)		170.7	
Net interest income		4,380.1	
Net interest income/interest-bearing assets			1.30

	2002		
	Average balance	*Interest*	*Interest in %*
Assets:			
- Loans and advances to credit institutions	88,195.4	3,243.2	3.68
- Loans and advances to customers	162,531.6	8,154.0	5.02
- Interest-bearing securities	88,094.0	4,016.2	4.56
Total interest-bearing assets	338,821.0	15,413.4	4.55
Liabilities:			
- Amounts owed to credit institutions	109,987.9	3,669.6	3.34
- Amounts owed to customers	178,330.0	5,428.6	3.04
- Debt certificates and subordinated liabilities	50,814.9	2,313.0	4.55
Total interest-bearing liabilities	339,132.8	11,411.2	3.36
Other interest on balance (mainly from hedging transactions via derivatives)		409.6	
Net interest income		4,411.8	
Net interest income/interest-bearing assets			1.30

	Average balance	Interest	2001 Interest in %
Assets:			
- Loans and advances to credit institutions	69,947.8	3,258.7	4.66
- Loans and advances to customers	159,620.9	9,471.4	5.93
- Interest-bearing securities	84,677.8	4,390.7	5.19
Total interest-bearing assets	314,246.5	17,120.8	5.45
Liabilities:			
- Amounts owed to credit institutions	104,050.8	4,578.5	4.40
- Amounts owed to customers	160,640.7	6,460.7	4.02
- Debt certificates and subordinated liabilities	49,451.2	2,492.6	5.04
Total interest-bearing liabilities	314,142.7	13,531.8	4.31
Other interest on balance (mainly from hedging transactions via derivatives)		815.0	
Net interest income		4,404.0	
Net interest income/interest-bearing assets			1.40

B18 Commissions and fees

The following table provides information on commission income and commissions paid.

	2003	*2002*	*2001*
Commission income			
- issuance	49.0	64.9	88.9
- securities transactions	472.6	519.1	597.6
- insurance	154.3	139.4	148.1
- asset management	638.4	675.3	757.1
- payment services	372.2	346.1	338.3
- miscellaneous	608.6	615.3	631.1
Total commission income	2,295.1	2,360.1	2,561.1
Commission paid	493.5	499.4	582.7
Net commission income	**1,801.6**	**1,860.7**	**1,978.4**

B19 Results from financial transactions

The following table provides information on net results from financial transactions.

	2003	*2002*	*2001*
Gains / losses on trading derivative financial instruments	(217.9)	227.5	357.7
Realized gains on sale of investments	443.0	366.1	430.7
Realized gains on participating interest	16.2	0.6	(6.6)
Foreign exchange gains and losses	249.2	242.0	166.7
Gains / losses on trading securities	361.9	(26.3)	54.0
Total	**852.4**	**809.9**	**1,002.5**

B20 Other revenues

The following table provides information on other revenues.

	2003	*2002*	*2001*
Dividends from equity securities	28.1	62.0	32.9
Rental income land and buildings	137.0	138.5	145.5
Revenues from participating interests	35.0	27.4	50.7
Income from leasing activities	396.2	380.9	463.6
Other revenues	153.3	117.9	204.6
Total	**749.6**	**726.7**	**897.3**

Revenues from land and buildings include rental income related to land and buildings in company use amounting to EUR 118.8 million (2002: EUR 129.6 million; 2001: EUR 128.9 million) and EUR 18.1 million (2002: EUR 9.0 million; 2001: EUR 16.6 million) rented to third parties. Revenues from participating interests include EUR 14.2 million, positive (2002: EUR 6.5 million, negative; 2001: EUR 1.9 million, negative) related to the share in profits of participating interests valued by the equity method.

B21 Interest expense

The following table summarizes interest expenses.

	2003	*2002*	*2001*
Amounts owed to credit institutions	2,347.1	3,669.6	4,578.6
Amounts owed to customers	4,631.8	5,428.6	6,460.7
Interest expense risk management derivatives contracts	10,469.9	7,543.7	2,878.1
Debt certificates	1,375.6	1,755.7	1,942.0
Subordinated liabilities	529.8	557.3	550.5
Other	16.7	6.6	4.7
Total	**19,370.9**	**18,961.5**	**16,414.6**

B22 Value adjustments

The following table summarizes value adjustments.

	2003	*2002*	*2001*
Value adjustments on receivables and debt securities	713.1	577.8	452.5 [1]
Change in provisions contingent liabilities	25.6	34.6	3.5
Value (re)adjustments land and buildings [2]	23.0	119.9	
Value adjustments fund for general banking risks			169.8
Total	**761.7**	**732.3**	**625.8**

1) Including release in connection with harmonization.

2) With effect from 2002 value (re)adjustments on land and buildings are included in value adjustments rather than operating expenses (see B23).

B23 Operating expenses

The following table summarizes operating expenses.

	2003	*2002*	*2001*
Wages and salaries	2,099.6	2,193.5	2,290.4
Social charges:			
- Pension and early retirement	311.0	232.7	169.1
- Other social charges	484.7	488.8	535.3
Depreciation and amortization	258.5	263.9	275.2
Cost of assets held for lease	296.4	296.8	343.6
Value (re)adjustments land and buildings [1]			24.2
Other charges	1,677.9	1,692.5	2,020.1
Total	**5,128.1**	**5,168.2**	**5,657.9**

1) With effect from 2002 value (re)adjustments on land and buildings are included in value adjustments rather than operating expenses (see B22).

Balance sheet general

	Note	***31-12-2003***	*31-12-2002*	*31-12-2001*
Assets				
Cash		**421.3**	11.5	10.4
Investments	C1	**102.0**	121.0	322.1
Loans and advances to credit institutions				5.0
Loans and advances to customers	C2	**10,300.1**	8,530.2	6,371.8
Prepayments and accrued income		**430.4**	476.7	244.7
Other assets	C3	**3,180.7**	3,816.5	3,114.1
Total assets		**14,434.5**	12,955.9	10,068.1
Liabilities				
Amounts owed to credit institutions		**1.9**	7.2	0.1
Debt certificates	C4	**12,947.6**	10,434.7	8,652.1
Accruals and deferred income		**752.4**	511.3	330.0
Other liabilities	C5	**1,294.9**	879.7	334.1
Convertible notes	C6		1,255.9	1,255.9
Subordinated convertible note	C7	**1,250.0**	1,250.0	
Subordinated liabilities	C8	**1,005.0**	1,005.0	1,004.8
		17,251.8	15,343.8	11,577.0
Minority interests in group equity	C9	**435.4**	524.5	639.6
Net equity		**(3,252.7)**	(2,912.4)	(2,148.5)
Group equity		**(2,817.3)**	(2,387.9)	(1,508.9)
Total liabilities		**14,434.5**	12,955.9	10,068.1
Allocation of net equity to segments				
Net equity Insurance operations		**6,482.3**	5,529.7	7,085.9
Net equity Banking operations		**8,664.6**	8,253.6	8,907.1
Net equity of the holding activities and not related to Insurance or Banking		**(3,252.7)**	(2,912.4)	(2,148.5)
Net equity Fortis group		**11,894.2**	10,870.9	13,844.5

Profit and loss account general

	Note	*2003*	2002	2001
Revenues:				
Interest income		**1,012.2**	567.0	480.3
Results from financial transactions [1]	C10	**3.1**	(21.2)	
Other revenues	C11	**4.9**	12.3	17.5
Total revenues		**1,020.2**	558.1	497.8
Interest expense		**(1,138.0)**	(646.5)	(504.9)
Total revenues, net of interest expense		**(117.8)**	(88.4)	(7.1)
Operating expenses	C12	**(105.5)**	(125.6)	(165.1)
Operating result before taxation		**(223.3)**	(214.0)	(172.2)
Taxation		**76.5**	48.6	40.1
Operating group profit		**(146.8)**	(165.4)	(132.1)
Minority interests		**36.9**	44.9	48.3
Net operating profit before value differences		**(183.7)**	(210.3)	(180.4)
Value differences on the equity portfolio [2]		**(11.7)**	101.6	
Net operating profit		**(195.4)**	(108.7)	(180.4)
Non-operating items after taxation		**0.1**	34.4	(3.0)
Net profit		**(195.3)**	(74.3)	(183.4)

1) *Including the results of hedging transactions and total realized gains.*

2) *Including the results of hedging transactions and unrealized value differences on the equity portfolio.*

Notes to the balance sheet and profit and loss account general

The general segment consists of activities not related to the core banking and insurance business, such as group treasury and finance and other holding activities. Primary assets in the general sector relate convertible notes to receivables from group companies, while primary liabilities relate to convertible notes, commercial paper and other short-term borrowings held by Fortis's finance companies.

C1 Investments

Investments of the general sector consist solely of equity securities. The purchase price is EUR 12.1 million (2002: EUR 19.3 million; 2001: EUR 17.7 million).

C2 Loans and advances to customers

Loans and advances to customers includes EUR 10,299.0 million (2002: EUR 8,529.0 million; 2001: EUR 6,351.0 million) of loans issued to group companies, including subordinated loans of EUR 565.0 million (2002: EUR 1,691.1 million; 2001: EUR 1,881.3 million) for insurance companies and EUR 1,055.0 million (2002: EUR 1,225.0 million; 2001: EUR 1,225.0 million) for banking companies.

C3 Other assets

This includes the Fortis shares purchased for the account of Fortis in connection with Fortis's issuance commitments: EUR 23.5 million (2002: EUR 31.1 million; 2001: EUR 65.5 million). Otherwise it relates almost entirely to receivables with a term of less than one year. EUR 2,886.1 million (2002: EUR 3,322.0 million; 2001: EUR 2,893.2 million) of these receivables consists of receivables from group companies.

C4 Debt certificates

Debt certificates represent primarily commercial paper and European Medium Term programmes by Fortis Finance with maturities up to a maximum of ten years and include loans from group companies for an amount of EUR 116.1 million (2002: EUR 794.3 million; 2001: EUR 707.7 million).

C5 Other liabilities

Other liabilities at 31 December consist of:

	2003	*2002*	*2001*
Deferred taxation	189.1	189.1	223.7
Other provisions	10.4	11.5	6.2
Other	1,095.4	679.1	104.2
	1,294.9	**879.7**	**334.1**

C6 Convertible notes

Convertible notes consist of the following:

	2003	*2002*	*2001*
EUR 680.7 million of convertible bonds with a coupon of 2.625% payable yearly in arrears on 6 November. The loan has a conversion price of EUR 31.51 and matures on 6 November 2003.		680.7	680.7
EUR 575.2 million of convertible bonds with a coupon of 1.50% paid in arrears on July 29. The loan has a conversion price of EUR 38.35 and matures on 29 July 2004.		575.2	575.2
		1,255.9	**1,255.9**

The convertible notes were redeemed prematurely in 2003.

C7 Subordinated convertible note

Further information on subordinated convertible notes can be found on page 32.

C8 Subordinated liabilities

These are mainly subordinated loans on behalf of banking and insurance businesses. These loans are also accounted for under subordinated loans by these companies and have therefore been eliminated in the consolidated balance sheet. This also includes a subordinated loan provided by the directors of Fortis SA/NV and its subsidiaries and subsubsidiaries. A total of 25,180 warrants are connected to the loan. Exercise of a warrant entitles the holder to 9 Fortis shares. The warrants may be exercised until 20 November 2007 and have a conversion price of EUR 167.58 (EUR 18.62 per share). The outstanding warrants are included in the options overview in note 13 'Employee stock and option plans'.

C9 Minority interests in group equity

Minority interests in group equity relate to a hybrid financing instrument issued in March 2000. Further details can be found in note 7 'Minority interests in group equity'.

C10 Results from financial transactions

The results from financial transactions in 2002 relate to Fortis shares, which are included in other assets. A positive result was achieved on Fortis shares in 2003.

C11 Other revenues

The following table provides information on other revenues.

	2003	2002	2001
Dividends from equity securities	1.3	1.1	1.0
Other revenues	3.6	11.2	16.5
Total	**4.9**	**12.3**	**17.5**

C12 Operating expenses

The following table summarizes operating expenses.

	2003	2002	2001
Wages and salaries	26.1	25.4	22.1
Social costs:			
- Pension and early retirement	4.5	5.5	7.2
- Other social costs	3.3	1.4	4.0
Depreciation and amortization	4.2	4.4	7.1
Other charges	67.4	88.9	124.7
Total	**105.5**	**125.6**	**165.1**

Brussels/Utrecht, 11 March 2004

Board of Directors

J.R. Glasz (chairman)
Count M. Lippens (chairman)
Viscount E. Davignon (vice-chairman)
J.J. Slechte (vice-chairman)
A. van Rossum (Chief Executive Officer)
Baron V. Croes
J.M. Hessels
Baron D. Janssen
Mrs A.J.M. Roobeek
Ph. Speeckaert
Baron P. Van Waeyenberge
N.J. Westdijk

Post-balance sheet date events

When Fortis revised its strategy in the course of 2003, the Board of Directors decided that Fortis's insurance activities in the United States no longer formed part of the company's core activities. The Board of Directors therefore announced, in September 2003, its intention to sell its United States insurance business by effecting an Initial Public Offer on the New York Stock Exchange.

On 5 February 2004, Fortis, Inc. was floated on the New York Stock Exchange under its new name, Assurant, Inc. A total of 92 million shares (65% of the total share capital of Assurant, Inc.) were issued at a price of USD 22.00 (approximately EUR 17.60). Fortis will record capital gains of around EUR 100 million on the sale in the first quarter of 2004. The capital tie-up based on the Floor, as calculated according to the internal Floor-Cap system, will be reduced by around EUR 700 million. The consolidated net core capital will decrease by around EUR 100 million.

The main key figures for Fortis, Inc. for 2003, 2002 and 2001 are as follows:

	2003	*2002*	*2001*
Gross written premiums Life	**728.8**	900.9	1,671.6
Gross written premiums Non-life	**6,621.0**	7,437.5	6,921.6
Total revenues, net of interest expense	**6,249.7**	6,909.1	5,869.5
Operating profit before tax	**441.9**	432.1	300.0
Total assets	**18,348.1**	20,638.5	25,736.3
Technical provisions	**10,221.6**	11,669.4	13,689.9
Technical provisions related to investments on behalf of policyholders	**3,011.2**	3,236.7	5,304.0

Having sold off the shares, Fortis now has a shareholding of around 35% in Assurant, Inc. As a result, from February 2004 Fortis's participation in Assurant, Inc. will no longer be fully consolidated, but will be valued on the basis of the equivalence method.

Under the revised strategy, in November 2003 the Board of Directors decided to sell Fortis's participation in Seguros Bilbao, a Spanish subsidiary in the life and non-life insurance business, to Grupo Catalana Occidente. This transaction was completed on 3 February 2004 and involved a takeover sum of EUR 255 million. Sales proceeds and profit on the sale will be recorded in the first quarter of 2004.

Report of the Board of Directors

Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairmen	Count Maurice Lippens	
	Jaap Glasz	
Vice Chairmen	Viscount Etienne Davignon	(until 26 May 2004)
	Jan Slechte	
Chief Executive Officer	Anton van Rossum	
Directors	Baron Valère Croes	(until 26 May 2004)
	Jan-Michiel Hessels	
	Henjo Hielkema	(until 27 May 2003)
	Baron Daniel Janssen	
	Christine Morin-Postel	(until 12 March 2003)
	Annemieke Roobeek	
	Martin Schröder	(until 27 May 2003)
	Philippe Speeckaert	(until 26 May 2004)
	Baron Piet Van Waeyenberge	
	Klaas Westdijk	
Statutory Auditor for Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Enterprises S.C.C.R.L. Represented by Philippe Barbier and Luc Discry	
Auditor for Fortis N.V.	KPMG Accountants N.V.	

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two holding companies of Fortis. They head the Fortis group, which in turn comprises a large number of group companies that are active in the fields of banking, insurance and investment.

The reporting year 2003 was a turbulent year, one in which Fortis was unable to escape the effects of the weak economy and decline in equity prices. These factors conspired to create difficult market conditions. Fortis nevertheless delivered a good operating performance. This achievement was made possible by the commitment of our staff, our customer focus, significant cost savings and strict risk management.

Shares

At the end of 2001 the listed shares of Fortis SA/NV and Fortis N.V. were merged into a single, new listed security, the Fortis share. This share represents one ordinary share in each of the two new parent companies, Fortis SA/NV and Fortis N.V., including the corresponding rights, such as voting and dividend rights. The ordinary (twinned) shares take the form of either a registered share or a bearer share, depending on the choice of the shareholder. The registered shares are included in the shareholders' registers, which are held by Fortis SA/NV and Fortis N.V. in an identical fashion at the respective head offices. K-certificates are available in different units. Holders of bearer shares may convert their shares into registered shares upon request; likewise, holders of registered shares may convert their shares into bearer shares.

Through the Fortis share, Fortis is listed on the Primary Market of Euronext Brussels and on the Official Market of the stock exchange of Euronext Amsterdam. Fortis also has a listing in Luxembourg and a sponsored ADR programme in the United States.

In addition to the ordinary (twinned) share, the authorized share capital of Fortis N.V. also comprises Cumulative Preference Shares A and B; Fortis N.V. has granted a call option on Cumulative Preference Shares A to Stichting Continuïteit Fortis; for further information we refer to page 179 of the Annual Accounts of Fortis.

Share Capital

The number of outstanding and paid-up shares as on 31 December 2003 is 1,337,882,634. The Board of Directors has been authorized by the respective shareholders to issue new shares.

The Board of Directors of Fortis SA/NV is empowered to increase the authorized capital, in one or more operations, by a maximum of EUR 1,713,600,000, subject to the provisions of article 9 of the Articles of Association. This authorization is granted to the Board of Directors for a period of three years as from the General Meeting of Shareholders held on 27 May 2003. Under the stock plan offered to all employees and based on this authorization in 2003, the capital was increased by EUR 16,988,600, of which EUR 12,083,172 subscribed capital and EUR 4,905,428 share premium.

The Board of Directors is further empowered to make use of the authorized capital subject to the conditions set out in article 607 of the Companies Code in the event of a public takeover bid, for a period of three years as from the General Meeting of Shareholders held on 27 May 2003.

The Board of Directors of Fortis N.V. was authorized by the General Meeting of Shareholders held on 27 May 2003 to issue or to grant the rights to acquire all ordinary shares, Cumulative Preference Shares A and Cumulative Preference Shares B in which the authorized capital is distributed through the related resolution as well as to limit or exclude the preferential right to these shares for a period of three years.

During the year under review Fortis SA/NV and Fortis N.V. issued 2,820,535 ordinary shares, in order to be able to meet the obligation to deliver shares that arose in connection with the employee stock option plan.

Warrants and options issued by Fortis

In the past, the Boards of Directors of Fortis SA/NV and Fortis N.V. have – independently – decided to grant their management and staff subordinated notes with warrants or stock options. When the shares of Fortis SA/NV and Fortis N.V. were unified, a mutual obligation to deliver the underlying value arose. This obligation was mutually endorsed during the meetings of 12 December 2001. The underlying value is delivered by issuing new shares or by delivering shares that already have been or will be repurchased.

Annual Accounts

The new management structure introduced by Fortis in 1998 means that, under the terms of Article 10 of the Belgian Companies Code, there is a clear assumption of centralized governance, as a result of which the two parent companies are deemed to form a consortium. The two parent companies must, therefore, be consolidated with their subsidiaries. The Banking, Financing and Insurance Commission (BFIC) has agreed to exempt Fortis SA/NV from the obligation of preparing separate consolidated Annual Accounts with effect from financial year 1998, provided that these are replaced by consolidated Annual Accounts of the Fortis consortium.

PricewaterhouseCoopers Réviseurs d'Enterprises S.C.C.R.L. and KPMG Accountants N.V. have issued unqualified audit opinions on the 2003 Annual Accounts for Fortis SA/NV and Fortis N.V. respectively. The Board of Directors will submit the Annual Accounts for 2003 for the consideration and approval of the General Meeting of Shareholders on 26 May 2004.

Dividend

Fortis pursues a dividend policy aimed at paying out approximately 40 to 45% of the consolidated net profit to its shareholders. Specific dividend proposals take into account the group's current and anticipated financial position and expectations of the financial markets. The Board of Directors proposes a dividend of EUR 0.92 (2002: EUR 0.88; 2001: EUR 0,88) per share for 2003. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the so-called Default Rules) will apply. Further information on these rules can be found in note 19 'Dividend' of the Fortis Annual Accounts.

Composition of the Fortis Board of Directors

The Fortis Board of Directors has twelve members, i.e. eleven non-executive members and one executive member, the Chief Executive Officer (CEO).

The members of the Board of Directors are appointed by the shareholders; the non-executive members are in principle appointed for a maximum term of three years. The age limit for non-executive members is 70, but exceptions may be made in special circumstances. The age limit for the CEO is 60, but can be raised to 65 years in special circumstances.

Three directors resigned in the year under review, i.e. Mrs Christine Morin-Postel, Mr Henjo Hielkema and Mr Martin Schröder. Mrs Christine Morin-Postel stepped down as non-executive director for personal reasons. Her mandate as director was terminated on 12 March 2003. Mrs Morin-Postel had been a director of Fortis since 1998. Mr Martin Schröder could not be reappointed on 27 May 2003 as he had reached the maximum age specified for his position by the Board of Directors. Mr Schröder, former chairman of the Supervisory Board of ASR Verzekeringsgroep, had been a Fortis director since 30 May 2001. Mr Henjo Hielkema stated his intention to step down as non-executive director on 27 May 2003 and was not available for reappointment. Mr Hielkema joined AMEV in 1988 and in that year became a member of the Board of Directors of N.V. AMEV. In 1990 he was appointed to the Executive Board of Fortis. From 1995 to 1998 Mr Hielkema was in charge of Fortis in the Netherlands. Mr Hielkema joined the Board of Fortis in 1998. One of the company founders, Mr Hielkema played a significant role in the general growth of Fortis as from 1990.

On 26 May 2004 the Board of Directors will propose to the General Meeting of Shareholders the reappointment of Mr Jaap Glasz (for Fortis N.V.), Mr Anton van Rossum, Mr Jan-Michiel Hessels and Mr Piet Van Wayenberge. Mr Philippe Speeckaert, whose term of office expires on 26 May 2004, has declined to stand for reappointment. Mr Speeckaert became a director of the current Fortis AG in 1989 and joined the Board of Directors of N.V. AMEV in 1990. He has been a non-executive director of Fortis since 1998. The Board will recommend to the shareholders on 26 May 2004 the appointment of Mr Philippe Bodson as non-executive director. On 26 May 2004 Mr Valère Croes and Mr Etienne Davignon will resign from the Board as they have reached the maximum age specified for their positions by the Board of Directors. Mr Valère Croes joined the current Fortis AG in 1963 and was appointed chairman of the Management Committee in 1985. In 1990, when Fortis was formed, Mr Croes was appointed chairman of the Executive Committee of Fortis and was chairman of Fortis in Belgium and of Fortis Insurance International until 1996. In 1997 he was appointed non-executive director of Fortis. Mr Croes was closely involved in the creation of Fortis and played a key role in the general growth of the group from 1990 to the present. Mr Etienne Davignon has been a member of the Board of Directors of the current Fortis AG since 1989 and has been a non-executive director of Fortis since 1990 and vice-chairman of the Board Fortis since 1998.

The Board of Directors is tremendously indebted to Mr Hielkema, Mr Croes, Mr Davignon, Mr Speeckaert, Mrs Morin-Postel and Mr Schröder for their significant roles in the duties performed by the Board and in the growth of Fortis.

Board of Directors

The responsibilities of the Board of Directors are laid down in the law, the Articles of Association and the internal regulations. The working method of the Board, the meetings and the decision making process, and the composition and functioning of the Board and its committees are defined in the Internal Order Regulations.

Remuneration of directors and combined shareholdings

In 2003 the total remuneration paid to the non-executive members of the Board of Directors for their mandate as directors of Fortis amounted to EUR 1.9 million (2002: EUR 2.3 million; 2001: EUR 2.6 million). The remuneration paid to the CEO in 2003 amounted to EUR 2.1 million (2002: EUR 2.1 million; 2001: EUR 2.4 million.) A specification of the remuneration paid to individual members of the Board of Directors is included in note 18 of the Fortis Annual Accounts.

At the end of the year under review, the total number of Fortis shares held by members of the Board of Directors amounted to 811,146 (2002: 780,846). The non-executive members did not receive any options on Fortis shares. Mr Maurice Lippens, a non-executive member, holds options pursuant to his previous position as executive member of the Board of Directors. CEO Mr Anton van Rossum was awarded options on Fortis shares, Share Appreciation Rights (SARs) and Restricted Shares as part of his remuneration package. Together they held 227,480 options (2002: 228,500) on Fortis shares. In addition, Mr van Rossum was granted 28,550 restricted shares in 2003. Further information on the stock option plan, the exercise of options and the restricted shares can be found in note 18 of the Fortis Annual Accounts.

Meetings

The Fortis Board of Directors met on nine occasions in 2003. Regular subjects of discussion were the financial results, the economic outlook and the strategies pursued by the various Fortis businesses. The strategy discussions are also used as input for the definition of Fortis's general strategy. In addition, the Board of Directors discussed the crisis on the financial markets, the budget, the general strategy for Fortis, the reports of the Audit Committee, the Risk and Capital Committee and the Compensation & Nominating Committee, the stock and stock option plans for staff and management, the proposed Initial Public Offering of the American insurance activities, and the divestment of Seguros Bilbao. The composition and remuneration of the members of the Executive Committee were also decided by the Board of Directors.

Three committees are active within the Board of Directors. The former *Chairmen's Committee* was terminated in August 2003 and replaced by regular meetings between both chairmen of Fortis and the CEO.

The *Audit Committee* consists of six independent non-executive members and is supported by the Chief Auditor of Fortis. The Audit Committee supports the Board of Directors in its duty to ensure the quality of financial and management information and to assess the financial results, the quality of the external and internal auditing process, the quality and accuracy of information provided to shareholders, administrative bodies and external regulatory authorities, the consistent application of reporting principles, the risk reporting and the operational management. The Audit Committee meets with the internal and external accountants and with the management responsible for financial reporting, to discuss risk management and compliance with regulations. This committee is also supported by the Audit Committees of the major Fortis subsidiaries. The duties of the Audit Committee are laid down in the Audit Committee Charter, which was approved by the Board of Directors in August 2002. The Audit Committee met on five occasions in 2003.

The *Risk and Capital Committee* consists of four non-executive members and the CEO and receives support from the Chief Financial Officer of Fortis. The Risk and Capital Committee advises the Board of Directors on solvency matters, on specific financial transactions relating to solvency, and on the risk profile of Fortis. In 2003 this committee met on three occasions.

The *Compensation & Nominating Committee* consists of six non-executive members of the Board of Directors and the CEO – who is absent during discussions about his personal remuneration. The Compensation & Nominating Committee advises the Board of Directors on remuneration policy, the remuneration of the directors and the Executive Committee, defines the frame of reference for remuneration policy for senior management of Fortis and provides advice on the appointment and reappointment of members of the Board of Directors and the Executive Committee and on the stock and stock option plans. The Committee met on three occasions in 2003.

A report on the activities of these committees is provided on page 62 of the Annual Review.

The *International Advisory Council*, under the chairmanship of Mr. Etienne Davignon and Mr. Jan Slechte, met on one occasion in the year under review. The Advisory Council discussed the future of interest rates, European regulations, the role of the European Bank and demographic developments in relation to the position of Fortis.

General Meeting of Shareholders

Each share entitles the holder to attend the General Meeting of Shareholders of both Fortis SA/NV and Fortis N.V., to participate in the discussions during these meetings and to cast one vote. Each share entitles the holder to one vote. Shareholders can vote either by being present at the General Meeting of Shareholders or by proxy. Both meetings are held consecutively, in order to give shareholders the opportunity to attend both meetings. In principle, the two meetings will focus on the same subjects, including the Annual Report, the dividend, amendments to the Articles of Association, the issue and repurchase of shares and the (re)appointment of members of the Board of Directors. The Articles of Association provide that proposals cannot be implemented unless they have been approved by both meetings.

Auditing and supervision

The external audit of the group is performed by a board of external auditors, consisting of representatives from the firms of PricewaterhouseCoopers and KPMG. Twice a year, Fortis Audit Services, which reports to the Audit Committee, gives an opinion on the internal auditing systems. Well-defined procedures are in place for the co-ordination of the external and internal audit assignments.

Sector-specific supervision has been assigned to De Nederlandsche Bank (DNB) and the pensions and insurance supervisory authority (PVK) in the Netherlands and the Banking, Financing and Insurance Commission (BFIC) in Belgium. Based on European and national legislation it has been agreed that these supervisory bodies will jointly carry out the cross-border supplementary supervision on a group level. The BFIC, the regulator that in terms of total assets and solvency requirements monitors the larger part of Fortis's operations, has been appointed a coordinator. Under the agreement on supplementary supervision, in June 2003 the regulators decided to conduct a joint review of the organization and operation of the management bodies of the Fortis group's top companies. This review commenced in September 2003 and is expected to be completed in March 2004.

Outlook

The strong solvency position, the strength of the organization and sound financial planning and cost control are Fortis's strengths in the battle for the customer's favour. Fortis's employees are its most valued asset. They make Fortis what it is, basing their efforts on the company's core values – stable, caring, innovative and straightforward. Their strong commitment inspires confidence in Fortis's ability to achieve its goals. Fortis is well-positioned to hold its ground in the face of the current uncertain economic conditions. The same forces that improved our operating performance in the latter half of 2003 will continue to have a positive impact in 2004 and will compensate for a considerable part of the reduction in net operating profit owing to the sale of 65% of Assurant, Inc. Barring unforeseen circumstances, we expect that this, together with the already improved markets, will result in a higher net operating profit for the current year.

Utrecht, 11 March 2004

Board of Directors

Fortis SA/NV Annual Accounts 2003

Fortis SA/NV
Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

On 5 April 2004 the Banking, Finance and Insurance Commission authorized the use of this Annual Report of Fortis as a reference document for any market call made by Fortis SA/NV until publication of its next Annual Report, in the sense of chapter IV of the Law of 22 April 2003 relating to public offering of securities, via the separate publication procedure.

Under this procedure, this reference document must be accompanied by an issue note in order to be considered as a prospectus in accordance with article 14 of the Law of 22 April 2003.

Such prospectus must be submitted to the Banking, Finance and Insurance Commission for approval in accordance with the Law of 22 April 2003.

General information

1. Foreword

Most of the 'General information' contained in the Annual Accounts of Fortis SA/NV in previous years is now included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. Please see page 141 of the Annual Accounts. This section of general information contains solely unique information of Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels commercial register under no. 577.615.

3. Incorporation and publication

The company was incorporated on 6 November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the office of the Registry of the Commercial Court at Brussels and at the companies' registered offices.

The Annual Accounts are filed with the National Bank of Belgium. Decisions on the appointment and withdraw of Board members of the companies are published, among other places, in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The Annual Report of the company is available from the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these Annual Accounts are denominated in thousands of euros, unless otherwise indicated.

1. Balance sheet before profit appropriation

		31-12-2003	31-12-2002
	ASSETS		
	FIXED ASSETS	19,532,333	19,941,311
I	**Incorporation expenses** (note I)	2,100	3,078
II	**Intangible fixed assets** (note II)	-	-
III	**Tangible fixed assets** (note III)	-	-
IV	**Financial fixed assets** (notes IV and V)	19,530,233	19,938,233
	A. Affiliated companies	19,530,233	19,938,233
	CURRENT ASSETS	1,096	82,359
V	**Amounts receivable after more than one year**	-	-
VI	**Stocks and contracts in progress**	-	-
VII	**Amounts receivable within one year**	74	76,608
	A. Trade accounts receivable	-	27
	B. Other amounts receivable	74	76,581
VIII	**Short-term investments** (notes V and VI)	-	-
IX	**Liquid assets**	1,022	5,699
X	**Prepayments and accrued income** (note VII)	-	52
	TOTAL ASSETS	19,533,429	20,023,670

		31-12-2003	31-12-2002
	LIABILITIES		
	SHAREHOLDERS' EQUITY	19,376,252	19,065,275
I	**Capital** (note VIII)	5,731,291	5,719,208
	A. Subscribed capital	5,731,291	5,719,208
II	**Share premium reserve**	5,524,342	5,519,437
III	**Capital gains due to revaluations**	-	-
IV	**Reserves**	7,427,984	7,427,984
	A. Legal reserve	571,921	571,921
	B. Reserves not available for distribution	556,063	556,063
	C. Tax-free reserves	-	-
	D. Reserves available for distribution	6,300,000	6,300,000
V	**Profit carried forward**	692,635	398,646
	PROVISIONS AND DEFERRED TAXES	-	1,239
VII	**A. Provisions for risks and charges**	-	1,239
	1. Pensions and similar commitments	-	-
	2. Taxes	-	-
	3. Major renovation and maintenance projects	-	-
	4. Other risks and charges (note IX)	-	1,239
	B. Deferred taxes	-	-
	AMOUNTS PAYABLE	157,177	957,156
VIII	**Amounts payable after more than one year** (note X)	-	-
IX	**Amounts payable within one year** (note X)	157,177	957,115
	A. Current portion of amounts payable after more than one year	-	-
	B. Financial debts	-	-
	C. Commercial debts	1,450	1,444
	D. Advance payments received on account of contracts in progress	-	-
	E. Amounts payable in respect of taxes, remuneration and social charges	2,379	2,177
	1. Taxes	2,379	2,177
	2. Remuneration and social charges	-	-
	F. Other amounts payable	153,348	953,494
X	**Accruals and deferred income** (note XI)	-	41
	TOTAL LIABILITIES	19,533,429	20,023,670

2. Profit and loss account

		2003	2002
I	**Operating income**	149	114
	A. Turnover (note XII, A)	-	-
	B. Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods	-	-
	C. Own construction capitalized	-	-
	D. Other operating income (note XII, B)	149	114
II	**Operating expenses**	(3,222)	(22,332)
	A. Goods for resale, raw and ancillary materials	-	-
	1. Purchases	-	-
	2. Increase (-), decrease (+) in stocks	-	-
	B. Services and miscellaneous goods	3,396	3,292
	C. Remuneration, social charges and pensions (note XII, C2)	-	-
	D. Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	1,025	19,035
	E. Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable (note XII, D)	-	-
	F. Increase (+),decrease (-) in provisions for risks and charges (note XII, C3 en E)	(1,239)	-
	G. Other operating expenses (note XII, F)	40	5
	H. Operating expenses capitalized as restructuring costs	-	-
III	**Operating loss**	(3,073)	(22,218)
IV	**Financial income**	320,160	566,029
	A. Income from financial fixed assets	320,000	565,000
	B. Income from current assets	159	756
	C. Other financial income (note XIII, A)	1	273
V	**Financial charges**	(23,019)	(18,045)
	A. Interest in respect of amounts payable (note XIII, B en C)	13,031	4,930
	B. Increase (+), decrease (-) in amounts written down on current assets other than those referred to under II. E (note XIII, D)	-	-
	C. Other financial charges (note XIII, E)	9,988	13,115
VI	**Profit on ordinary activities, before taxes**	294,068	525,766

		2003	*2002*
VII	**Extraordinary income**	-	-
VIII	**Extraordinary charges**	-	-
IX	**Profit for the financial year before taxes**	294,068	525,766
X	**Tax on profits**	(79)	(455)
	A. Taxes (note XV)	(79)	(455)
	B. Adjustment of taxes and write-back of tax provisions	-	-
XI	**Profit for the financial year**	293,989	525,311
XII	**Transfer from tax-exempt reserves**	-	-
	Transfer to tax-exempt reserves	-	-
XIII	**Profit for the financial year available for appropriation**	293,989	525,311

		2003	*2002*
	APPROPRIATION OF PROFIT		
A.	**Profit to be appropriated**	**692,635**	1,458,245
	1. Profit for the financial year available for appropriation	293,989	525,311
	2. Profit carried forward from the previous financial year	398,646	932,934
B.	**Transfers from shareholders' equity**	-	-
C.	**Transfer to shareholders' equity**	-	(317,761)
	1. to the capital and share premium reserves	-	-
	2. to the legal reserves	-	17,761
	3. to the other reserves	-	300,000
D.	**Result to be carried forward**	-	(398,646
E.	**Shareholders' contribution in respect of losses**	-	-
F.	**Profit to be distributed**	-	(741,838
	1. Dividends	-	741,838
	2. Director entitlements	-	-
	3. Other allocations	-	-

3. Notes

	2003
I STATEMENT OF FORMATION EXPENSES (item 20 of the assets)	
Net book value as at the end of the preceding financial year	3,078
Change during the financial year:	
- New expenses incurred	47
- Depreciation	(1,025)
- Other	-
Net book value as at the end of the financial year	2,100
Comprising: Formation expenses and capital increase expenses, loan issuance expenses and other formation expenses	2,100
Restructuring costs	-

IV. STATUS OF FINANCIAL FIXED ASSETS (item 28 of the assets)	*1. Affiliated companies (item 280)*	*2. Companies in which participating interests are held (item 282)*	*3. Other companies (item 284)*
1. Participating interests and equity securities			
a) ACQUISITION VALUE			
As at the end of the preceding financial year	19,938,233	-	-
Changes during the financial year:			
- Acquisitions	-	-	-
- Disposals and asset retirements	(408,000)	-	-
- Reclassification	-	-	-
As at the end of the financial year	19,530,233	-	-
b) CAPITAL GAINS	-	-	-
c) DEPRECIATION AND AMOUNTS WRITTEN OFF	-	-	-
d) UNCALLED AMOUNTS	-	-	-
e) NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR (a)+(b)-(c)-(d)	19,530,233	-	-
2. Receivables			
NET BOOK VALUE AT THE END OF THE PRECEDING FINANCIAL YEAR	-	-	-
NET BOOK VALUE AT THE END OF THE FINANCIAL YEAR	-	-	-
ACCUMULATED AMOUNTS WRITTEN DOWN ON RECEIVABLES AS AT THE END OF THE FINANCIAL YEAR	-	-	-

V. A. PARTICIPATING INTERESTS AND ENTITLEMENTS IN OTHER COMPANIES

The following list comprises the companies in which Fortis SA/NV holds a participating interest (recorded in items 280 and 282 of the assets), as well as the other companies in which Fortis SA/NV holds entitlements (recorded in items 284 and 51/53 of the assets) representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE. In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	Entitlements held by: The company (directly) Number	The company (directly) %	subsidiaries %	Information derived from the latest available Annual Accounts: Annual Accounts as at	Currency Code	Shareholders' equity (+) of (-) (in thousands of monetary units)	Net result (+) of (-) (in thousands of monetary units)
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 476.301.276*				31/12/2002	EUR	19,962,561	1,591,970
ordinary shares	500,000,001	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2002	EUR	2,961,768	(333,167)
ordinary shares	500,000,001	50.00					

VIII. SPECIFICATION OF EQUITY

	Amounts	*Number of shares*
A. AUTHORIZED CAPITAL		
1. Subscribed capital (item 100 of the liabilities)		
- At previous year-end	5,719,208	xxxxxxxxxx
- Changes during the financial year:		
Capital increase	12,083	2,820,535
- At year-end	5,731,291	xxxxxxxxxx
2. Capital represented by:		
2.1. Ordinary shares	5,731,291	1,337,882,634
2.2. Registered and bearer shares		
Registered shares	xxxxxxxxxx	171,114,745
Bearer shares	xxxxxxxxxx	1,166,767,889
B. UNPAID CAPITAL		
Shareholders who have not yet paid up in full	-	-
C. OWN SHARES held by:		
- the company itself	-	-
- its subsidiaries	420,688	25,489,303
D. COMMITMENTS TO ISSUE SHARES	-	-
E. CAPITAL AUTHORIZED BUT NOT SUBSCRIBED	1,701,517	

	1. Number of shares	*2. Attached voting rights*
F. SHARES ISSUED NOT REPRESENTING CAPITAL	-	-

G. STRUCTURE OF THE SHAREHOLDER GROUP OF THE COMPANY AS AT THE CLOSING DATE OF THE FINANCIAL YEAR, as shown by the notices received by the company: see page 162.

X. STATUS OF LIABILITIES

A.	**AMOUNTS PAYABLE ORIGINALLY DUE AFTER MORE THAN ONE YEAR, ACCORDING TO THEIR REMAINING TERM TO MATURITY**	-
B.	**GUARANTEED AMOUNTS PAYABLE**	-
	(included in items 17 and 42/48 of the liabilities)	
C.	**AMOUNTS PAYABLE IN RESPECT OF TAXES, REMUNERATION AND SOCIAL CHARGES**	
	1. Taxes (item 450/3 of the liabilities)	
	a) Taxes due	-
	b) Taxes not yet due	223
	c) Estimated taxes payable	2,156
	2. Remuneration and social charges (item 454/9 of the liabilities)	-

		2003	*2002*
XII.	**RESULTS OF OPERATIONS**	-	-
A.	**NET TURNOVER** (item 70)	-	-
B.	**OTHER OPERATING INCOME** (item 74)	-	-
C1.	**EMPLOYEES LISTED IN THE STAFF REGISTER**	-	-
C2.	**STAFF COSTS** (item 62)	-	-
C3.	**PENSION PROVISIONS** (included in item 635/7)	-	-
D.	**DOWNWARD VALUE ADJUSTMENTS** (item 631/4)	-	-
		-	-
E.	**PROVISIONS FOR RISKS AND CHARGES** (item 635/7)		
	Formed	-	-
	Used and reversed	(1,239)	-
F.	**OTHER OPERATING EXPENSES** (item 640/8)		
	Taxes and levies on business operations	40	5
	Other	-	-
G.	**TEMPORARY STAFF AND PERSONS AVAILABLE TO THE COMPANY**		
	1. Total number on balance sheet date	-	-
	2. Average number of FTEs:	-	-
	Number of hours actually worked	46	68
	Costs for the company	1	2

XIII.	FINANCIAL RESULTS	*2003*	*2002*
A.	**OTHER FINANCIAL INCOME** (item 752/9)	-	-
B.	**AMOUNTS WRITTEN DOWN ON LOAN ISSUANCE COSTS AND FROM RISKS**	-	-
C.	**CAPITALIZED INTEREST**	-	-
D.	**AMOUNT WRITTEN DOWN ON CURRENT ASSETS** (item 651)	-	-
E.	**OTHER FINANCIAL CHARGES** (item 652/9)	-	-
F.	**PROVISIONS OF A FINANCIAL NATURE**	-	-
	Breakdown of other financial income, if significant amounts are involved:	-	-
	- Exchange rate result	2	-
	- Banking expenses	6	23
	- Dividend payment expenses	9,979	13,042
	- Other	-	50

XV.	INCOME TAXES	*2003*
	A. BREAKDOWN OF ITEM 670/3	
	1. Taxes on the result for the financial year	-
	2. Taxes on the result for previous years	79
	a. Additional charges for income taxes due or paid	79
	b. Estimated additional charges for income taxes (included in item 450/3 of the liabilities) or additional charges for income taxes for which a provision was made (included in item 161 of the liabilities)	-
	B. INSOFAR AS TAXES FOR THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES, as stated in the annual account, **AND THE ESTIMATED TAXABLE PROFIT**, the main source for such differences with special mention of differences due to timing differences between the determination of the book profit and the profit for tax purposes.	
	Dividends of subsidiaries of which 95% is not taxable	304,000
	C. IMPACT OF THE EXTRAORDINARY RESULTS ON THE LEVEL OF TAXATION ON THE RESULT FOR THE FINANCIAL YEAR	-
	D. SOURCES OF DEFERRED	-

XVI. TAXES ON VALUE ADDED AND TAXES TO THE DEBIT OF THIRD PARTIES

	2003	2002
A. Amount of value added tax charged during the financial year:	-	-
B. Amounts withheld to the debit of third parties in the form of:		
1. advance levy withheld from wage, salaries and benefits	91	91
2. withholding tax	157,139	144,362

XVII. RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	2003
Personal security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of third parties, of which:	24,674,165
- Outstanding bills of exchange endorsed by the company	-
- Bills drawn or guaranteed by the company	-
- Maximum amount for which other debts or commitments of third parties are guaranteed by the company	24,674,165

XVIII. RELATIONSHIPS WITH AFFILIATED COMPANIES AND COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS

	1. AFFILIATED COMPANIES		*2. COMPANIES IN WHICH THE COMPANY HOLDS PARTICIPATING INTERESTS*	
	2003	*2002*	***2003***	*2002*
1. FINANCIAL FIXED ASSETS	19,530,233	19,938,233	-	-
Participating interests	19,530,233	19,938,233	-	-
2. AMOUNTS RECEIVABLE	-	76,113	-	-
Within one year	-	76,113	-	-
3. SHORT-TERM INVESTMENTS	-	-	-	-
4. AMOUNTS PAYABLE	140,372	-	-	-
Within one year	140,372	-	-	-

	AFFILIATED COMPANIES	
	2003	*2002*
5. PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	24,674,165	26,205,674
PERSONAL AND COLLATERAL SECURITY provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company	-	-
6. OTHER SIGNIFICANT FINANCIAL COMMITMENTS	-	-
7. FINANCIAL RESULTS		
Income from financial fixed assets	320,000	565,000
Income from current assets	159	756
Other financial income		-
Interest in respect of amounts payable	13,031	4,729
Other financial charges	-	-
8. REALIZATION OF FIXED ASSETS	-	-

XIX. FINANCIAL RELATIONSHIPS WITH

A. managing directors and managers.

B. persons or legal entities who/which control the company directly or indirectly but who/which are not affiliated companies.

C. other companies that are controlled directly or indirectly by the persons or entities mentioned under b.

		2003
1.	Amounts receivable from these persons or entities	-
2.	Sureties provided on their behalf	-
3.	Other significant commitments undertaken on their behalf	-
	Main conditions concerning items 9500, 9501 and 9502	
4.	Direct and indirect remuneration and pensions charged to the profit and loss account, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
	- managing directors and managers	286
	- former managing directors and former managers	-

SHAREHOLDER STRUCTURE

As far as known by Fortis SA/NV, the structure of the company's stable shareholdership at 31 December 2003 is as follows:

		Number of shares	%
1.	Group SUEZ	81,190,104	6.07
2.	Stichting VSB Fonds	74,020,696	5.53

On 31 December 2003, the members of the Board of Directors of Fortis SA/NV jointly held 811,146 shares and 227,480 options.

APPROPRIATION OF PROFIT

Like in previous years and as per IAS standard 10 § 12 and 13 (presentation of dividends), the accounts were drawn up prior to the appropriation of profit.

COMMITMENTS TO ISSUE OR TRANSFER SHARES

	2003
Number of shares at 31 December	1,337,882,634
Potential shares to be issued:	
- In connection with option plans, including warrants (see note 13 'Employee stock option plans') [1]	33,504,374
- In connection with convertible notes (see note note A9 and A10) [1]	3,556,634
Potential number of shares at 31 December	1,374,943,642

1) These are references to the relevant note in the Fortis Annual Accounts.

The potential number of shares per 31 December include 39,682,540 shares that were issued for the FRESH transaction. These shares are held by a group company and do not confer to voting rights or dividend as long as they are in the possession of the group company (see page 32 of the Annual Accounts).

INFORMATION ON THE CONSOLIDATED ACCOUNTS

The company is part of the Fortis consortium. The Banking, Finance and Insurance Commission has exempted Fortis SA/NV from publishing consolidated accounts, as these have been replaced by the accounts of the Fortis consortium.

The Fortis consortium Annual Accounts are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (The Netherlands).

SUMMARY OF VALUATION PRINCIPLES

I. Incorporation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortized over a maximum period of five years.

IV. Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, exclusive of acquisition costs.

VII. and X. Amounts receivable and liquid assets

Amounts receivable and liquid assets are accounted for at face value or acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

VIII. Short-term investments

Securities are recorded at their acquisition value. Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition value of the securities.

Conversion of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the profit and loss account.

SOCIAL BALANCE

Fortis SA/NV does not employ staff as per 31 December 2003.

Statutory auditor's report for the year ended 31 December 2003 to the Shareholders' Meeting of the company Fortis SA/NV

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended 31 December 2003 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of EUR '000' '19,533,429' and a profit for the year of EUR '000' '293,989'. We have also carried out the specific additional audit procedures required by law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the 'Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren'. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with those standards, we considered the company's administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting principles used and significant estimates made by the company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements in Belgium, the financial statements present fairly the company's net worth and financial position as of 31 December 2003 and the results of its operations for the year then ended, and the information given in the notes to the financial statements is adequate.

Additional certifications

We supplement our report with the following certifications, which do not have any impact on our audit opinion on the financial statements:

- The directors' report contains information required by the law and is consistent with the financial statements.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium.
- There are no transactions undertaken or decisions taken in violation of the company's statutes or company law, which we have to report to you. As disclosed in the notes to the statutory accounts, these accounts have been presented before appropriation of the result of the year.

11 March 2004

Statutory auditor
PricewaterhouseCoopers Reviseurs d'Entreprises S.C.C.R.L.
Represented by

Philippe Barbier Luc Discry

Fortis N.V. Annual Accounts 2003

Fortis N.V.
Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 257 65 76
Fax +31 (0)30 257 78 38

Balance sheet

(before appropriation of profit)

	31-12-2003	*31-12-2002* [1]
Assets		
Intangible fixed assets		
- Share issued expenses	**0.7**	0.8
Financial fixed assets		
- Participating interests in group companies	**18,779.0**	19,187.0
Current assets		
- Receivables from group companies	**56.1**	34.7
Liquid assets	**1.7**	-
	18,837.5	19,222.5
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	**561.9**	560.7
- Legal reserve	**0.7**	0.8
- Share premium reserve	**6,143.5**	6,127.7
- Other reserves	**12,138.7**	12,107.0
- Retained profit current financial year	**(7.5)**	426.2
	18,837.3	19,222.4
Short-term liabilities		
- Tax and social insurance premiums	**0.1**	-
- Other debts	**0.1**	0.1
	18,837.5	19,222.5

1) *Comparable figures adjusted due to amended accounting principles.*

Profit and loss account

	2003	*2002 1)*
Income:		
- Dividend from group companies	-	430.0
- Interest income	**0.7**	11.9
	0.7	441.9
Expenses:		
- Interest expense	**7.8**	12.0
- Amortization of intangible fixed assets	**0.2**	0.2
- General management costs	**0.2**	0.5
	8.2	12.7
Result before taxation	**(7.5)**	429.2
Taxes	**-**	(3.0)
Result after taxation	**(7.5)**	426.2

1) Comparable figures adjusted due to amended accounting principles.

Fortis N.V.

Explanatory notes to the balance sheet and profit and loss account

General

The Annual Report of Fortis N.V. should be seen in connection with the Annual Accounts of Fortis.

Due in part to the unification of the shares of Fortis N.V. and Fortis SA/NV in 2001, the Boards of Directors of Fortis N.V. has decided to harmonize the principles of valuation and profit determination of these two companies. The Board of Directors is of the opinion that harmonization will provide greater insight into the financial position of Fortis N.V. in relation to the single share of Fortis N.V. and Fortis SA/NV.

Under section 2: 362, subsection 1, second sentence of the Netherlands Civil Code, the principles of valuation and profit determination of Fortis N.V. have therefore been harmonized with the accounting principles that apply in Belgium (B-GAAP).

Under Belgian accounting principles, participating interests of Fortis N.V. are valued at cost, net of impairment, rather than at net asset value. Comparable figures for 2002 have been adjusted accordingly. As a result of this change, shareholders' equity of Fortis N.V. as at 1 January 2002 increased by EUR 11,786.7 million to EUR 18,708.9 million. The result at 31 December 2002 went up by EUR 160 million to EUR 426 million.

All amounts stated in the following notes are in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less provisions where necessary.

Intangible fixed assets

Share issue expenses

This item concerns the capitalized capital tax related to capital increases in 2001, 2002 and 2003. The capitalized expenses are carried at cost, and depreciation is calculated on a straight-line basis over five years.

Movements in the balance sheet items are as follows:

Balance at 31 December 2002	0.8
Capitalization in financial year	0.1
Depreciation in financial year	(0.2)
Balance at 31 December 2003	0.7
Purchase cost at 31 December 2003	1.1
Accumulated depreciation	(0.4)
Book value at 31 December 2003	0.7

Financial fixed assets

Participating interests in group companies

This item is made up of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year-end 2003 and year-end 2002. Participating interests in group companies are carried at cost. The cost price is based on the value of the assets and liabilities transferred to Fortis N.V. as of 1 July 2001 in connection with the unification of the shares of Fortis (NL) and Fortis (B) into a new listed Fortis share. Unification entailed the merger of Fortis (NL) with Fortis N.V. and Fortis (B) with Fortis SA/NV and the cessation of the companies Fortis (NL) and Fortis (B), leaving Fortis SA/NV and Fortis N.V. to become the new parent companies of Fortis. In 2002 the cost price increased by EUR 515.3 million owing to the capital contribution in connection with the issue of FRESH securities. Further information on FRESH securities is provided on page 32 of the Fortis Annual Accounts.

Movements in the items are as follows:

	2003	*2002*
Balance at 1 January	**19,187.0**	6,922.2
Change in accounting principles	**-**	11,749.5
	19,187.0	18,671.7
Capital contribution in connection with FRESH	**-**	515.3
Repayment of capital by Fortis Brussels SA/NV	**(408.0)**	-
Balance at 31 December	**18,779.0**	19,187.0

The change in accounting principles is credited to the other reserves in shareholders' equity.

Receivables from group companies

Receivables from group companies are carried at nominal value, where appropriate net of a provision. All receivables have a term shorter than one year.

Liquid assets

Liquid assets are carried at nominal value and are at the full disposal of the company.

Shareholders' equity

Movements in shareholders' equity are as follows:

	2003	2002
Balance at 1 January	**19,222.4**	6,922.2
Change of system	**-**	11,786.7
	19,222.4	18,708.9
Capital increases	**17.0**	534.0
Result	**(7.5)**	426.2
Dividend	**(394.6)**	(466.7)
Balance at 31 December	**18,837.3**	19,222.4

The change of system is reported within equity as an adjustment to other reserves.
The consolidated Annual Accounts of Fortis include the participating interests of Fortis N.V. at net asset value. Consequently, shareholders' equity of Fortis N.V. differs from the consolidated shareholders' equity of Fortis, as Fortis N.V. values its participating interests at cost.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up at 1 January 2003: 1,335,062,099 shares	560.7
Issue of 2,820,535 shares	1.2
Capital paid-up and called-up at 31 December 2003: 1,337,882,634 shares	561.9

The nominal value of the new ordinary shares at 31 December 2003 is EUR 0.42 per share. The shares are fully paid up. On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities. These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights this repurchase is considered to be economically cancelled. Further information on FRESH securities is provided in note 4 of the Fortis Annual Accounts.

In 2003 a total of 2,820,535 shares were issued under the 2003 Share Purchase Programme. More information on employee stock options and share plans is provided in note 13 'Employee stock and option plans' of the Fortis Annual Accounts.

An option was granted to Stichting Continuïteit Fortis N.V. to acquire preference shares. More information about preference shares can be found in note 8 of the Fortis Annual Accounts.

Legal reserve

This concerns the legal reserve held for capitalized costs of share issues.

Movements in the legal reserve are as follows:

Opening balance at 1 January 2003	0.8
Change in 2003	(0.1)
Closing balance at 31 December 2003	0.7

Share premium reserve

Movements in share premium reserve are as follows:

Opening balance at 1 January 2003	6,127.7
Issue of 2,820,535 shares	15.8
Closing balance at 31 December 2003	6,143.5

Other reserves

Movements in other reserves are as follows:

Opening balance at 1 January 2003	12,107.0
From profit appropriation 2002	426.2
Final dividend 2002	(394.6)
Changes in legal reserve	0.1
Closing balance at 31 December 2003	12,138.7

Short-term liabilities

Taxes and other social security charges

This item concerns capital tax to be paid.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in the Annual Accounts of Fortis, notes 13 and 18.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the earlier mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis N.V. has undertaken to third parties to stand surety for liabilities of Fortis companies to a total amount of EUR 53.4 million. Fortis SA/NV has issued a counter-guarantee for 50% of above guarantee. Fortis SA/NV and Fortis N.V. have each undertaken to stand surety for liabilities and credit facilities of Fortis companies in various currencies, in total equivalent to EUR 24,674.2 million (2002: EUR 26,205.7 million).

Profit and loss account

General

The result is made up, among other, of income from financial fixed assets and interest income and expenses on the financing of financial fixed assets.

Operating income

Dividends from group companies

This item concerns the dividends received from participating interests.

	2003	*2002*
Fortis Utrecht N.V.	-	20.0
Fortis Brussels SA/NV	-	410.0
	-	430.0

Interest income

This item includes the interest income from receivables.

	2003	*2002*
Interest on convertible notes transferred to Fortis Finance N.V. as of 31 March 2002	-	9.6
Result on transfer of convertible notes	-	2.2
Other interest income	**0.7**	0.1
	0.7	11.9

Operating expenses

Interest expenses

	2003	*2002*
Additional payment on FRESH bond	**7.8** [1]	-
Interest on convertible notes transferred to Fortis Finance N.V. as of 31 March 2002	-	9.6
Other interest expenses	-	2.4
	7.8	12.0

1) *If the dividend yield on Fortis shares exceeds 5% based on the share price on the day the dividend is announced, FRESH bondholders are entitled to an additional payment. As Fortis N.V. and Fortis SA/NV are co-issuers of this loan, Fortis N.V. is responsible for 50% of this payment.*

General management expenses

	2003	*2002*
This concerns primarily costs of dividend payments, shareholders' meetings and the listing of the Fortis shares	**0.2**	0.5

An explanation of the total remuneration of the Board of Directors is included in note 18 of the Fortis Annual Accounts.

Tax

	2003	2002
Taxes	-	(3.0)

No tax gain was recorded for 2003, as this gain is not expected to be carried forward with profit for tax purposes in the future.

Utrecht, 11 March 2004

Board of Directors

Other information

Auditor's report

Introduction

We have audited the Annual Accounts for the year 2003 of Fortis N.V., as included in this report. These Annual Accounts are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

Scope

We conducted our audit in accordance with generally accepted auditing standards in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Annual Accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Annual Accounts give a true and fair view of the financial position of the company as of 31 December 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in Belgium, applied pursuant to article 2: 362 (1) of the Dutch Civil Code, and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

Amstelveen, 11 March 2004

KPMG Accountants N.V.

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 32, clauses 1-22 of the Articles of Association. The provisions concerning the dividend paid out on the cumulative preference shares A and B do not apply, as no such shares are outstanding. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes fixing the dividend for 2003 at EUR 0.92 (2002: EUR 0.88) per share. Shareholders may choose to receive either a Dutch- or a Belgian-sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the so-called Default Rules) will be applicable. More information about these rules is contained in note 19 of the Fortis Annual Accounts.

Stichting Continuïteit Fortis

The objective of the Stichting Continuïteit Fortis is to ensure the continuity and to maintain the identity of Fortis such that the interests of all parties involved are guaranteed as fully as possible and to exclude where possible influences that are in conflict with those interests and that could impair the independence and identity of Fortis. The Stichting Continuïteit Fortis has been granted an option to acquire a number of preference shares of Fortis N.V. in a way that, following exercise of the option, the nominal amount of the preference share capital subscribed to by the Stichting is equal to the nominal amount of the rest of the share capital.

The Board of the Stichting Continuïteit Fortis consists of six members, four of them are independent and two of them are connected with Fortis. The independent directors represent each two votes and the directors connected with Fortis represent one vote each. The directors of the Stichting Continuïteit Fortis are appointed on the recommendation of the Boards of Directors of Fortis N.V. and Fortis SA/NV. The independent members are Mr. R.V.D. Mannekens and Mr. J.A. Steenmeijer (co-chairmen), Mr. H.J.H.M. Santens and Mr. J.M.M. Maeijer. The members connected with Fortis are Mr. V. Croes and Mr. J.J. Slechte; they are non-executive members of the Board of Directors of Fortis.

The Board of the Stichting Continuïteit Fortis met on one occasion in 2003. Subjects of discussion included the balance sheet and the status of income and expenditure of the Stichting, the Stichting's assets, the renewal of existing credit facilities, and developments in relevant national and European regulations.

In the year under review the Stichting held no preference shares.

Declaration of independence

The Board of Directors of Fortis N.V. and the Board of the Stichting Continuïteit Fortis declare that in their joint opinion the requirements of the Stichting Continuïteit Fortis, as formulated by Euronext Amsterdam N.V., have been met.

Utrecht, 11 March 2004

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

The Board

R.V.D. Mannekens (chairman)
J.A. Steenmeijer (chairman)
Baron V. Croes
J.M.M. Maeijer
H.J.H.M. Santens
J.J. Slechte

Caution with respect to forward-looking statements

Certain of the statements contained in this Annual Report, including, without limitation, certain statements made in the sections hereof entitled 'Message to the Shareholders', 'Description of activities', 'Report of the Executive Committee' and 'Note 10, Risk management' are statements of future expectations and other forward-looking statements that are based on management's current views, estimates and assumptions about these future events. These forward looking statements are subject to certain risks and uncertainties that may cause actual results, performance or events to differ materially from those expressed or implied in such statements, including, without limitation, our expectations regarding cost and revenue synergies associated with the integration of our banking operations, including branch closures and levels of restructuring costs, the impact of recent acquisitions and the levels of provisions relating to our credit and investment portfolios. Other factors, more generally, which may impact our results, include, without limitation:

- general economic conditions, including in particular economic conditions in our core markets of Belgium and the Netherlands,
- changes in interest rates and the performance of financial markets,
- the frequency and severity of insured loss events,
- mortality, morbidity and persistency levels and trends,
- currency exchange rates, including euro-U.S. dollar exchange rate,
- changes in competition and pricing environments, including increasing levels of competition in Belgium and the Netherlands,
- changes in domestic and foreign laws, regulations and taxes,
- regional or general changes in asset valuations,
- the occurrence of significant natural or other disasters,
- the inability to reinsure certain risks economically,
- the adequacy of loss reserves,
- regulatory changes relating to the banking, insurance and/or investment industries,
- changes in the policies of central banks and/or foreign governments, and
- general competitive factors, in each case on a global, regional and/or national basis.

Places where the public can inspect company documents

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the office of the Registry of the Commercial Court at Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Annual Accounts are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Decisions on the appointment and removal of Board members of the companies are published, among other places, in the annexes to the Belgium Law Gazette (Fortis SA/NV) and the Euronext Amsterdam Daily Official List (Fortis N.V.).

Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The annual reports of both companies are available from their registered offices and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares

At present the Fortis shares are listed on Euronext Brussels, Euronext Amsterdam and on the Luxembourg stock exchange. Furthermore, Fortis has a sponsored ADR programme in the United States. The VVPR are listed only on Euronext Brussels.

Ways in which shares can be held

Shares in Fortis may be registered or bearer shares.

Nominative subscription for and depositing of bearer shares

Fortis offers its shareholders the possibility of depositing their bearer shares. Once deposited, these shares remain bearer shares and are administered at no cost. The holder of bearer shares may, on request and at no cost, have his shares converted into registered shares. A holder of registered shares may, on request and at no charge, have his shares delivered in the form of bearer shares. Fortis SA/NV has worked out a procedure for the rapid conversion of bearer shares, facilitating rapid delivery. Shareholders may apply at any time for the transfer or sale of their deposited shares.

All information about the various procedures may be obtained from:

Fortis SA/NV, Corporate Administration
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 (0)2 510 54 13 or +32 (0)2 510 54 14
Fax +32 (0)2 510 56 31

Or:

Fortis N.V.
Secretariat Board of Directors
P.O. Box 2049, 3500 GA Utrecht, The Netherlands
Tel. +31 (0)30 278 33 10
Fax +31 (0)30 257 78 35

Information and communication

The company sends its communiqués, including those relating to the quarterly and annual results, as well as the Annual Report, free of charge to holders of registered shares which have been given to it in custody. The company invites all holders of deposited registered shares to attend the General Meeting personally, and sends them the agenda, the resolution proposals and a proxy form which they can use to have themselves represented at the Meeting and to enable them to take part in voting. When the dividend is made payable, the company automatically credits the bank accounts which have been given to it by the holders of deposited shares, with the amount of dividend accruing to them. The company also provides holders of deposited registered shares with extensive documentation in the event of share transactions concerning the practical aspects of the transaction in question

Together with the 2003 Fortis Annual Review these Annual Accounts constitute the Annual Report of Fortis. The Annual Accounts contain the Annual Accounts of Fortis, statutory Annual Accounts of Fortis SA/NV and the company Annual Accounts of Fortis N.V. The report of the Executive Committee is contained in the 2003 Annual Review.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 257 65 76, Fax +31 (0)30 257 78 38

Internet address: www.fortis.com E-mail address: info@fortis.com

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 257 65 76
Fax +31 (0)30 257 78 38

Internet address: www.fortis.com
E-mail address: info@fortis.com

Printed on 50% recycled, totally chlorine-free bleached paper. Reduced impact on the environment.

Annual Review 2003

FORTIS

Solid partners, flexible solutions


g,
standing
responding
customers
and
ne future.”

Together, the Annual Review 2003 and the Annual Accounts 2003 constitute the Annual Report of Fortis. The Annual Accounts contain the financial statements of Fortis, the statutory accounts of Fortis SA/NV and the company accounts of Fortis N.V. The Annual Report is published in the English, Dutch and French languages. In case of any discrepancy between these versions, the French and Dutch versions shall prevail. Fortis has ensured that, as far as possible, there are no discrepancies between the French and the Dutch versions.
The Annual Report is also available on the Internet: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2003 in het Nederlands. Het Jaaroverzicht 2003 en de Jaarrekeningen 2003 vormen tezamen het jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis, de statutaire jaarrekening van Fortis SA/NV en de vennootschappelijke jaarrekening van Fortis N.V. Het jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft verzekerd dat, voor zover mogelijk, er geen verschillen zijn tussen de Franse en Nederlandse versie.
Het jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2003 en français. Les Comptes annuels 2003 et le Synopsis de l'année 2003 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis, les comptes statutaires de Fortis SA/NV et les comptes sociaux de Fortis N.V. Le rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise.
Vous pouvez également consulter le rapport annuel sur Internet : www.fortis.com.

Annual Review 2003



Contents

For the cautionary statement with respect to forward-looking statements mentioned in this Annual Review we refer to the Annual Accounts.

Fortis at a glance

Profile

Fortis is an integrated financial services provider active in the fields of banking and insurance. The company offers its private, business and institutional customers a comprehensive package of products and services through its own distribution channels and in cooperation with intermediaries. Its multi-channel distribution strategy gives Fortis the flexibility to meet its customers' need to be reachable at all times and their demand for user-friendliness.

In its home market, the Benelux countries, Fortis occupies a leading position which it aims to develop and bolster. Fortis is drawing on the expertise it has acquired in its home market to realize its European ambitions via growth platforms. Fortis also operates successfully worldwide in selected activities. In specific countries in Europe and Asia it effectively exploits its know-how and experience in bancassurance.

With total assets of EUR 523 billion and shareholders' equity of EUR 11.9 billion, Fortis ranks among the twenty largest financial institutions in Europe. With its sound solvency position, broad risk spread and the extensive expertise of its 54,000 employees, Fortis combines global strength with local flexibility to provide optimum support to its customers.

Sustainable economic growth and social responsibility are important considerations for the way in which Fortis operates. Fortis's commitment to the welfare of its millions of customers means the company is deeply rooted in the local community.

Mission

Fortis aims to be a leading, efficient, customer-oriented financial services provider.

Objectives

- To accumulate, manage and preserve customers' financial assets
- To provide customers with top-quality, fast and effective service
- To conduct business in a socially responsible manner
- To be an attractive employer
- To create sustainable economic value for its shareholders
- To optimize its capital invested
- To achieve growth of net operating profit per share of at least 12%
- To produce a return on equity of at least 15%
- To maintain strict cost control

Strategy

To strengthen its position as a leading, Benelux-based financial services provider with European ambitions, Fortis has set itself the following priorities:

- To provide excellent services at attractive margins
- To improve efficiency
- To achieve economies of scale
- To fully optimize its portfolio of activities
- To strengthen its performance and risk management systems

Key figures

(in EUR million)

	2003	Difference in %	2002	Difference in %	2001
Profit and loss account					
Net operating profit before value differences	**1,611**	10	1,462	(36)	2,267
• Banking	**1,390**	11	1,253	1	1,238
• Insurance	**405**	(3)	419	(65)	1,209
Net operating profit	**2,247**	423	430	(81)	2,267
• Banking	**1,446**	25	1,154	(7)	1,238
• Insurance	**996**	*	(616)	(151)	1,209
Net profit	**2,197**	313	532	(80)	2,598
• Banking	**1,495**	16	1,293	7	1,204
• Insurance	**898**	*	(687)	(144)	1,577
Employees					
Average FTEs	**64,454**	(2)	65,989	(0)	66,210
• Banking	**38,496**	(6)	40,768	(5)	42,791
• Insurance	**25,785**	3	25,031	8	23,237
Balance sheet					
Net equity	**11,894**	9	10,871	(21)	13,844
Total assets	**523,250**	8	485,765	1	482,970
Assets under management	**305,960**	6	289,817	(8)	313,846
Ratios					
Fortis					
Return on equity	**19.3%**		4.3%		17.9%
Banking					
Tier-1 ratio	**7.9%**		8.2%		8.5%
Total capital ratio	**12.4%**		13.0%		13.5%
Cost/income ratio	**62.7%**		63.0%		65.4%
Key figures per share					
Net operating profit	**1.74**	422	0.33	(81)	1.75
Net profit	**1.70**	313	0.41	(80)	2.01
Net profit after full conversion	**1.67**	306	0.41	(79)	1.97
Dividend	**0.92**	5	0.88	0	0.88
Net equity	**9.16**	9	8.39	(22)	10.70

Ratings	**Fortis SA/NV and Fortis N.V.**		**Fortis Bank SA/NV**	
	Long term	Short term	Long term	Short term
Moody's	A1		Aa3	P-1
Standard & Poor's	A+	A-1	AA-	A-1+
Fitch Ratings	A+	F1	AA-	F1+

The Fortis share

The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares. The new Fortis share was listed on 17 December 2001. At the end of 2003 the number of Fortis shares outstanding carrying voting rights and entitled to dividend was 1,298,200,094.

Stock exchange listings

Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, Fortis has a sponsored ADR programme.

Ticker symbols	*Bloomberg*	*Reuters*
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS

ISIN code BE0003801181

Index weighting (on 11 March 2004)			
AEX Index	9.00%	MSCI World	0.13%
BEL20 Index	26.01%	MSCI Europe	0.43%
Euronext 100	1.72%	MSCI EAFE	0.30%

Major shareholders (at 31 December 2003)	
Suez	6.07 %
Stichting VSB Fonds	5.53 %

Dividend per share

In principle, Fortis's dividend policy is to pay out 40% to 45% of net profit.

	2003	2002	2001
Dividend (in EUR)	0.92	0.88	0.88

Stock exchange data (in EUR) [1]	2003	2002	2001
Highest quotation	17.80	29.10	36.19
Lowest quotation	9.26	12.51	20.26
Year-end quoted market price	15.96	16.73	29.13
Price/earnings ratio [2]	9.4	40.8	14.5
Price/equity ratio [2]	1.7	2.0	2.7

[1] *After unification of the shares on 17 December 2001.*
Pre-unification data are based on the figures for both Fortis (B) and Fortis (NL).

[2] *Year-end data.*

Share price performance Fortis, Euronext (in EUR)

Compared with AEX Index, BEL20 Index and DJ EURO STOXX 50


01-2003
02-2003
03-2003
04-2003
05-2003
06-2003
07-2003
08-2003
09-2003
10-2003
11-2003
12-2003
20
18
16
14
12
10
FORTIS
AEX Index
BEL20 Index
DJ EURO STOXX 50

Contacts

For additional shareholders' information, we refer to our website, www.fortis.com/ir. Information for credit analysts is available at www.fortis.com/debtinvestors. The Investor Relations department ensures continuous newsflow by maintaining contact with the investment community. The Investor Relations department can be contacted via ir@fortis.com or at +32 (0)2 510 53 38 or +31 (0)30 257 65 71.

Message from the Board of Directors

Following on the heels of a turbulent 2002, this past year started out with a weak economy and low share prices, but took a turn for the better in the second half of the year.

Against this background, Fortis performed well in 2003. Our net profit advanced to EUR 2.2 billion, which is over five times as much as it was in 2002, when tumbling stock markets severely impacted results. Effective customer focus, improved interest margins and strict cost control drove up profits sharply, in both the banking and insurance businesses. Fortis was thus able to further strengthen its solvency position.

The Board of Directors will propose to the Annual General Meeting of Shareholders a cash dividend of EUR 0.92 per share, an increase of 4.5%

Fortis is clearly on an increasingly successful course. Last year we took some major decisions and refocused our corporate strategy. We are strengthening our position as a leading, Benelux-based financial services provider with European ambitions. In addition to profitable customer-centricity and cost control, our priorities remain risk management and a sound solvency position.

Based on these priorities, our goals in the Benelux region are to further develop our banking and insurance operations, strengthen the ties with our customers and develop those activities in which we have a competitive edge. Outside the Benelux countries we will continue to expand growth platforms, building on the quality and expertise we have developed in our home market. We will focus on markets where we have a competitive advantage and where growth can clearly be achieved, for example in leasing, in Spain and in private banking and trust. Fortis will also continue to invest in selected activities in which it has specific expertise globally.

Active management of our portfolio of activities is an essential ingredient of our corporate strategy. Fortis decided in 2003 to sell off its American insurance business, as it had no strategic link with Fortis's core activities in the Benelux region. The IPO of 65% of the common stock of Assurant, Inc. (formerly Fortis, Inc.) in February 2004 was very successful. We may decide to sell off the remaining interest of 35% sometime in the future, depending on how the market develops.

The year 2003 also witnessed significant developments in the area of corporate governance, both internationally and throughout Europe, including the Netherlands and Belgium. Being a cross-border firm, Fortis keeps abreast of these developments and their effects on the Board of Directors. This is required to ensure the company's further growth, its efficient risk management and its innovative power. With this in mind, and as announced in 2003, the structure and composition of the Board of Directors will change in 2004. The current dual chairmanship of the Board of Directors will be replaced with a single chairmanship, and the appointment of new non-executive directors – to be submitted to the shareholders for approval – should give the Board a more international flavour.

The Board of Directors will also propose to the shareholders the reappointment of Jaap Glasz, Jan-Michiel Hessels and Piet Van Waeyenberge. Philippe Speeckaert, whose term of office also expires this year, has declined to stand for reappointment. The Board will recommend the appointment of Philippe Bodson as non-executive director. Valère Croes and Etienne Davignon, having reached the age limit set by the Board of Directors, will not be available for re-election. The Board of Directors wishes to express its deep gratitude for the major contributions made by Philippe Speeckaert, Valère Croes and Etienne Davignon to the development of Fortis and to the Board's work.

Fortis continued to evolve from a socially committed company into a socially responsible one in 2003. We are striving to establish an unambiguous, company-wide policy in this area. This Annual Report should make it clear that Fortis has made CSR a driving force behind many of its operations.

Fortis's desire to respond rapidly to the many changes in its environment places great demands on its employees' flexibility. We would like to take this opportunity to express our thanks for their unflagging commitment. The choices Fortis makes enable us to remain a powerful force in the Benelux countries, in Europe and on the global markets where we are active, and to provide superior service to our customers. Achieving these goals requires constant commitment to an ongoing process.

Barring unforeseen circumstances, we expect that this, together with the already improved markets, will result in a higher net operating profit for the current year.



Jaap Glasz
Chairman of the
Board of Directors



Maurice Lippens
Chairman of the
Board of Directors



Anton van Rossum
CEO

Fortis's strategy:
Benelux-based financial services provider with European ambitions

In 2000 Fortis mapped out its strategy, with profitable organic growth as the starting point. The opportunities for expansion were carefully weighed for each activity and geographical market, with the key considerations being growth prospects, capital tie-up and contribution to profits.

Fortis has since made important strides. The banking activities have been integrated, and the resultant synergy benefits have had a favourable impact on the cost base. The activities portfolio has been streamlined through strategic acquisitions and the sale of unprofitable or non-core activities. Finally, Fortis has stepped up its efforts to increase transparency, introduced a single Fortis share and improved its approach to corporate governance.

Changes in the economic and financial market conditions prompted Fortis to sharpen its strategic focus in 2003. Fortis's ambition is to be a European financial enterprise that is the customer's first choice due to the excellent quality of its service. To help achieve this, Fortis intends to focus even more on its core activities.

In the Benelux countries, this means in practice the development of the banking and insurance activities, characterized by a variety of distribution channels and intensive development of relations. More specifically, it involves a wide range of financial services focused more emphatically on advice, service and customer satisfaction.

Based on the expertise it has built up in the Benelux region, Fortis is developing growth platforms elsewhere in Europe. Its ambition is to develop leading positions in selected European market segments. In addition, Fortis continues to develop activities with a global scope, exploiting expertise built up in its home markets. Finally, Fortis focuses attention on markets offering opportunities to profit from the existing presence, for example in specific countries in Europe and Asia. The experience gained in the Benelux countries in bancassurance is being applied in these countries with a view to exploiting the growth potential and securing attractive margins.

Strengths

- Unique position in an attractive Benelux market, the fifth largest market for financial services in Europe
- Largest financial institution in the Benelux region for banking and insurance, partly thanks to cross-border cooperation
- Market leader in Belgium in Network Banking, Merchant Banking, Investment Services and insurance; second-largest insurer in the Netherlands and market leader in banking activities such as Private Banking and Information Banking; market leader in Luxembourg in banking activities
- Highly diversified banking and insurance activities portfolio
- Proven capacity to create value by pooling banking activities and integrating insurance companies
- Inspired and committed bankers and insurers who combine know-how and experience
- Quality ratings and solid solvency

Weaknesses

- Position outside the home market relatively underdeveloped
- Limited market position in some banking activities in the Netherlands

Fortis's core activities


Global
Europe
BeNeLux

Selected activities with global scope

Bancassurance, Offshore Private Banking & Trust, Trade Finance, Shipping Finance, Export and Project Finance, Global Markets

European activities based on Fortis's Benelux expertise

Commercial Banking, Factoring and Leasing, Onshore Private Banking & Trust, Asset Management, Information Banking, Private Equity

Distribution and relationship-intensive activities co-vering a wide range of financial services

Retail Banking (including bancassurance), Corporate & Investment Banking, Individual and Collective Life insurance, Non-life insurance

Since the American insurance operations do not form part of these core activities, Fortis decided to float Fortis, Inc. on the stock market under its new name, Assurant, Inc. The flotation took place on 5 February 2004, when Fortis offered 80 million shares at an issue price of USD 22 per share. In view of the great success of the operation, the over-allotment option of 12 million shares was also exercised. As a result, Fortis now holds approximately 35% of the shares in Assurant.

In order to develop into a first-rate European service provider, Fortis focuses on its key strengths and know-how. Based on five priorities, it continues to invest in organic growth opportunities, valuable acquisitions and strategic alliances, with a view to generating a clear shift away from synergy benefits and cost reductions towards income growth and profitable customer-centricity. The five priorities are:

1. Excellent services with attractive margins

Fortis puts the customer first and wants to be the customer's first choice for financial services. It seeks to set itself apart from the competition by offering services and advice with added value. It wishes to offer these services at a fair price. However, Fortis not only wishes to develop into a true 'customers' bank', but also wants to offer insurance intermediaries all the advantages of integrated online processing (chain integration). All Fortis businesses are investing in innovative products, integrated solutions and cross-border specialist services.

2. Efficiency improvements

Several basic processes within Fortis could be carried out more efficiently and thus more cheaply. These processes, in areas such as mortgage back-office services, payment and securities transactions and insurance processes, have been analyzed and will be improved in the coming years.

3. Economies of scale

Building a strong and effective system infrastructure throughout the Fortis group will bring economies of scale within reach and enable Fortis to serve customers even better.

4. Optimization of the activities portfolio

Fortis has a diversified mix of activities with good growth prospects. In growth markets the most promising opportunities lie in areas of Commercial Banking, including leasing and factoring, and the bancassurance concept. Other growth activities include Private Banking & Trust, Asset Management, Information Banking and Merchant Banking.

At the same time, Fortis continues to optimize its activity mix by evaluating activities that do not bear a strategic relationship to the core activities in the Benelux region and beyond. In addition, Fortis aims to continue acquiring selected companies and forging strategic alliances with strong partners in order to grow more quickly than is possible through organic growth alone.

5. Strengthening the performance and risk management systems

In recent years Fortis has vastly improved its performance and risk management systems. Nevertheless, it wishes to continue investing in effective systems for things such as measuring performance (for example customer and employee satisfaction), the introduction of new standards for valuation and financial reporting (such as Basel II and IFRS) and optimizing management of the various types of risk.

Profile

Fortis Bank provides financial services to retail customers, the independent professions and to small and medium-sized enterprises.
In its home market, the Benelux countries, Fortis offers advice on all forms of daily banking, saving, investment, credit and insurance through a variety of distribution channels. Fortis also provides retail banking services in France and Poland. Medium-sized enterprises can choose from a uniform product and service offering, with the same range of cross-border products, services and specialisms, at the unique, integrated network of business centres throughout Europe.

Merchant Banking provides financial markets, corporate and investment banking, onshore fund and private equity services to institutional customers, financial institutions and large enterprises.

Strategy

- Differentiation in customer approach.
- Integration of distribution channels
- Streamlining of back-office processes
- Cross-selling between different product domains
- Balance between customer satisfaction and profitability
- 'Act as One' strategy for international European businesses

- Integrated sales with a wide-ranging product mix under competitive conditions and geared towards the customer profile
- Optimization of operational structure with a view to efficiency
- Efficient pricing

Market position

- Leadership position for retail and commercial banking in the Benelux region
- Market leader in bancassurance in Belgium
- Network of 1,560 bank branches in the Benelux countries
- European network of 100 business centres for medium-sized enterprises
- Strong pan-European position in leasing and factoring

- Leadership position in the home market
- Strong European position in cash management
- Presence in major financial centres
- Leader in a number of specialized market segments, such as commodities finance, shipping and project financing
- Presence in Asia and the United States

Key developments in 2003

- Range of products and online distribution channels expanded
- Personal banking concept launched in Belgium
- Successful advertising campaign in France
- Proposed sale of retail and commercial activities in Hong Kong to the Chinese ICBC
- Factoring and leasing activities expanded
- Implementation of cross-border sales management system
- Introduction of online 'Click 'n Trade' application

- Innovative products in derivatives market
- Securitization position strengthened
- Major private equity deals made
- Introduction of unique IT platform for processing transactions with professional counterparties
- Investments in risk management
- Fortis Groenbank finances environmentally friendly projects

Key figures[1]

(in EUR million)	2003	2002	2001
- net operating profit	945	513	868
- number of employees (FTEs, end of period)	18,377	21,130	22,604

(in EUR million)	2003	2002	2001
- net operating profit	328	92	416
- number of employees (FTEs, end of period)	2,689	2,656	2,735

[1] The key figures for 2002 and 2001 refer to Fortis's former organizational structure, i.e. Corporate Banking was part of Network Banking and Information Banking was part of Merchant Banking.

Investment Services Pages 26-33

MeesPierson offers high-net-worth individuals, their families and businesses a complete range of tailor-made services in the areas of asset structuring, finance, trust and corporate, investment, insurance and real estate.
Fortis Investments is Fortis's asset manager. Its activities range from institutional portfolio management to the development, distribution and management of investment funds.
Information Banking offers professional investors an integrated approach to asset-related services.

- Total service offering geared towards all aspects of the customer's needs
- Profitable relationship between private banking and trust
- Economies of scale and acquisitions

- Network of specialized investment centres and sales offices for asset management
- Common investment philosophy
- Consolidate external distribution networks

- Comprehensive package of integrated investment services
- Strengthen international position
- Supply chain integration in administrative processing

- MeesPierson ranks among the top 10 private banks in Europe and boasts a strong position in international trust
- Fortis Investments occupies a leading market position in the Benelux region
- Information Banking is European market leader in derivatives clearing for third parties and is generally recognized as a centre of expertise in specialist fund administration

- MeesPierson service offering developed
- Innovative product mix expanded
- Successful integration of Intertrust

- Fortis Investments receives excellent 'AA' rating from Fitch
- Advanced information system for customer relationship management
- Successful introduction of investment fund in China

- Global Custody Management awarded international quality label
- Information Banking customer base expanded

(in EUR million)	2003	2002	2001
- net operating profit	287	256	130
- number of employees (FTEs, end of period)	3,939	3,205	3,034
- funds under management	128,019	131,328	144,863

Fortis ASR comprises all of Fortis's insurers in the Netherlands and cultivates the market exclusively via independent insurance brokers. Fortis ASR offers individuals and businesses a wide range of life, pension, non-life, healthcare and disability insurances, and mortgage and savings products.

- Distribution exclusively through intermediaries
- Increase commercial clout by enhancing synergy and cooperation within Fortis ASR
- Integration of AMEV, Stad Rotterdam and Woudsend into one strong intermediary insurer
- Specialist insurers focus more sharply on their core business

- Second-ranking insurer in the Netherlands
- Generally recognized as high-quality insurer, e.g. thanks to its strong relationship with intermediaries
- Market leader in mortgage products and disability insurances

- Policy adjusted to new regulations
- Revised strategy
- Corporate support services centralized
- Back offices currently being integrated
- Brand strategy defined

(in EUR million)	2003	2002	2001
- gross written premiums:			
Life	2,982	3,109	3,457
Non-life	1,951	1,850	1,702
- net operating profit	369	-609	472
- costs/gross written premiums	16%	15%	14%
- number of employees (FTEs, end of period)	4,973	5,187	5,269

In Belgium Fortis AG works through intermediaries to offer a comprehensive range of life and non-life insurances to individuals and small and medium-sized enterprises (SME) and, through Fortis Employee Benefits, group policies to large enterprises.
Fortis Real Estate is Fortis's asset manager for real estate in Belgium. Non-life insurance for medium-sized and large enterprises is provided by Fortis Corporate Insurance.
Insurance activities are developed internationally in Luxembourg, France and the United Kingdom and with joint ventures in Spain, China and Malaysia

- Distribution to individuals and SMEs via intermediaries
- Innovative offer of products and services
- Use of Internet technology in processing procedures
- Diversified distribution strategy for large enterprises
- Acquisitions in selected markets with a view to leadership in asset accumulation
- Use of expertise in bancassurance
- Collaboration with strong local partners in Asia

- Fortis AG is a leading insurer in the Belgian market
- Fortis Employee Benefits is market leader in pension and healthcare insurance
- Fortis Real Estate is the biggest private owner of real estate in Belgium
- Fortis Corporate Insurance is market leader in the Benelux region for non-life insurance to companies
- International partners have a strong local market position

- Competitive edge provided by Familis, a tailor-made insurance package for individuals
- Innovative concepts launched, e.g. Medi-Assistance and Fortis Ascento
- Creation of modern, efficient systems for follow up and management of insurance contracts
- Capital increase at Fortis Corporate Insurance
- Market position in Spain strengthened by acquisition of Swiss Life (España) and group and business insurances from Grupo Santander
- Seguros Bilbao in Spain sold
- Joint ventures in China and Malaysia deliver solid performance

(in EUR million)	2003	2002	2001
- gross written premiums:			
Life	3,666	3,948	3,203
Non-life	2,544	2,411	2,157
- net operating profit	212	-36	352
- costs/gross written premiums	12%	10%	10%
- number of employees (FTEs, end of period)	7,864	7,984	6,658

Summary of financial results

Fortis's net profit for 2003 clocked in at EUR 2,197 million, increasing fourfold compared with 2002 and bringing return on equity for the year to 19% (4% in 2002). Net operating profit increased fivefold in the same period, to EUR 2,247 million. Excluding value adjustments to the equity portfolio, net operating profit increased by 19% to EUR 2,558 million.

Fortis delivered this good performance in a year that started poorly with a weak economy and low stock markets, but that gradually improved. Operating performance continued to improve thanks to better interest margins, excellent results at Non-life insurance and further cost reductions.

On the back of improving stock markets and Fortis's operating performance, Fortis's solvency strengthened further in 2003. As at 31 December, net core capital was EUR 18.5 billion, which was 83% above the legally required minimum and 15% above Fortis's own floor.

Key figures banking (in EUR million)

	2003	2002	Difference
Total revenues, net of interest expenses	7,784	7,809	0%
Operating expenses	(5,128)	(5,168)	-1%
Net operating profit value adjustments to equity portfolio	1,438	1,357	+6%
Value adjustments to equity portfolio	8	(203)	
Net operating profit	1,446	1,154	+25%
Cost/income ratio[1]	62.7%	63.0%	
FTEs (end of reporting period)	37,444	39,661	-6%

[1] *Incl. FB Insurance, net of leasing and excluding equity portfolio*

A cash dividend of EUR 0.92 per share, an increase of 4.5%, will be proposed to the Annual General Meeting of Shareholders.

Banking activities

Net operating profit increased by 25% to EUR 1,446 million in 2003. Excluding value adjustments to the equity portfolio, net operating profit increased by 6% to EUR 1,438 million.

Net interest income for 2003 was 1% lower at EUR 4,380 million, mainly as a result of a flatter yield curve and a decrease in the average duration of equity. Net commission and results on financial transactions (excluding realized capital gains) suffered from lower markets and less activity than in 2002.

Operating costs fell by 1%. These savings were on top of the 9% cost reduction already realized in 2002. The cost/income ratio decreased from 63.0% to 62.7%. Staff costs decreased by 1% compared with 2002. FTEs decreased by 2,217 to 37,444 on 31 December 2003; this was on top of the 2,448 reduction in 2002, bringing the total reduction over the last two years to 11%.

Insurance activities

Net operating profit improved by EUR 1,612 million to EUR 996 million. Excluding value adjustments to the equity portfolio, net operating profit increased by 29% to EUR 1,304 million. The increase in net operating profit was largely due to the European insurance business. Assurant, Inc.'s net operating profit for 2003 decreased by 7% to EUR 301 million. In US dollars, Assurant, Inc.'s net operating profit increased by 12%.

Life premiums in Europe decreased by 1% to EUR 8,802 million. Value added by new business grew by 54% due to a more favourable business mix, lower costs, lower guarantees and the net impact of changes in actuarial assumptions, ultimately increasing embedded value by 6.6% to EUR 8.5 billion before dividend payout. The embedded value of life insurance activities provides additional information on the value of the contracts in force and on the value of new business. More information on embedded value is available at www.fortis.com/ir.

Non-life premiums in Europe increased by 6% to EUR 4,665 million as all product lines and all entities benefited from rate increases and new business.

Technical result Non-life improved by 16% to EUR 617 million compared with 2002. The technical results of Accident and Health, Motor and Fire improved due to lower claims and higher premiums, particularly in Europe. The net combined ratio (excluding Assurant, Inc.) was 99% compared with 103% for 2002, thanks to favourable developments at all lines in Belgium and the Netherlands.

Key figures insurance (in EUR million)

(including FB Insurance)	2003	2002	Difference
Net insurance premiums	18,142	18,495	-2%
Operating expenses	(5,141)	(5,113)	+1%
Net operating profit before value adjustments to equity portfolio	1,304	1,010	+29%
Value adjustments to equity portfolio	(308)	(1,626)	-81%
Net operating profit	996	(616)	
Combined ratio Non-life (excluding Assurant, Inc.)	99%	103%	
Costs/Gross written premiums	13.3%	13.0%	
FTEs (end of reporting period)	25,806	25,713	0%

FTEs in the Benelux countries (Fortis ASR, Fortis AG and FB Insurance) decreased by 332 to 10,192 at the end of December 2003 compared with year-end 2002. Fortis Insurance International (including Fortis Corporate Insurance) saw its FTEs decrease by 36 to 3,330. FTEs at Assurant, Inc. rose by 461 to 12,284 at the end of December 2003.

International Financial Reporting Standards (IFRS)

From 1 January 2005 the new system of standards for financial reporting will apply to all listed companies in the European Union that publish consolidated annual accounts. In 2001 Fortis launched a large-scale project to ensure its compliance with the new standards. The project reached its final stage in early 2004, meaning Fortis will be able to introduce IFRS efficiently and on time. As a number of IFRS standards are yet to be finalized, including those relating to financial instruments (IAS 32/39) and insurance contracts, Fortis is unable at this time to discuss the impact of IFRS on its financial reporting.

Consolidated balance sheet (before profit appropriation)

(in EUR million)

	31-12-2003	31-12-2002	31-12-2001
Assets			
Cash	8,286	4,485	5,094
Trading securities	23,458	14,518	19,447
Investments	157,995	140,099	147,676
Loans and advances to credit institutions	79,446	83,859	63,762
Loans and advances to customers	182,039	172,144	176,834
Reinsurers' share of technical provisions	5,487	6,132	6,891
Deferred acquisition costs	2,788	2,810	2,964
Prepayments and accrued income	28,053	27,856	19,845
Investments on behalf of policy holders	19,946	18,391	23,567
Other assets	15,752	15,471	16,890
TOTAL ASSETS	**523,250**	**485,765**	**482,970**
Liabilities			
Amounts owed to credit institutions	109,368	96,548	96,337
Amounts owed to customers	187,423	177,635	179,687
Debt certificates	52,279	49,964	50,896
Technical provisions	64,410	61,736	59,533
Liability related to investments on behalf of policy holders	20,380	18,563	23,085
Accruals and deferred income	27,421	26,615	19,773
Other liabilities	34,572	27,158	23,999
Convertible notes	0	1,256	1,257
Subordinated convertible note (FRESH)	1,250	1,250	
Subordinated liabilities	9,923	9,723	10,209
	507,026	**470,448**	**464,776**
Fund for General Banking Risks	2,209	2,215	2,217
Minority interest in group equity	2,121	2,231	2,133
Net equity			
Capital	6,293	6,280	6,085
Share premium reserve	11,937	11,916	11,043
Revaluation reserve			549
Goodwill	(17,109)	(17,025)	(16,607)
Other reserves	8,576	9,168	10,176
Net profit current financial year	2,197	532	2,598
Total net equity	11,894	10,871	13,844
Group equity	14,015	13,102	15,977
TOTAL LIABILITIES	**523,250**	**485,765**	**482,970**

Consolidated profit and loss account

(in EUR million)

	2003	2002	2001
Revenues			
Insurance premiums	18,142	18,495	18,162
Interest income	26,692	26,353	23,765
Commissions and fees	1,799	1,858	1,978
Results from financial transactions			
- on behalf of policy holders	1,022	(3,419)	(2,500)
- other[1]	(138)	87	1,193
Other revenues			
- on behalf of policy holders	323	461	410
- other	2,255	2,279	2,250
Total revenues	50,095	46,114	45,258
Interest expense	(19,733)	(19,478)	(16,914)
Total revenues, net of interest expense	**30,362**	**26,636**	**28,344**
Technical charges insurance	(16,952)	(12,896)	(13,440)
Value adjustments	(784)	(791)	(626)
Net revenues	12,626	12,949	14,278
Operating expenses	(10,372)	(10,403)	(10,785)
Operating result before taxation	**2,254**	**2,546**	**3,493**
Taxation	(499)	(911)	(1,049)
Operating group profit	1,755	1,635	2,444
Minority interests	144	173	177
Net operating profit before unrealized value differences	**1,611**	**1,462**	**2,267**
Unrealized value differences[2]	636	(1,032)	
Net operating profit after unrealized value differences	**2,247**	**430**	**2,267**
Results from financial transactions		111	434
Other revenues	92	73	108
Interest expenses	(118)		
Operating expenses	(92)	(111)	(342)
Taxation	68	29	131
Non-operating items after taxation	**(50)**	**102**	**331**
Net profit	**2,197**	**532**	**2,598**

[1] *Including results on hedging transactions and total realized capital gains*

[2] *Including results on hedging transactions and unrealized capital gains on equity portfolio*



All the bits should fit



Network Banking

Retail Banking

Share of Network Banking in net operating profit (2003)


39%

Strategy

In pursuit of its goal of becoming bank of preference for retail customers in the Benelux countries, Fortis Bank closely aligns its services, commercial organization and information provision with the needs and expectations of its customers. They determine how the bank is to serve them. Customers make intensive use of the different electronic distribution channels for their daily financial transactions. When it comes to financial advice – demand for which is growing steadily – customers want access to the bank whenever it suits them. Fortis's commercial advisers provide tailored advice, also outside office hours, and enjoy ample decision-making authority. At the end of the day, customers want to receive optimum service, irrespective of the channel they choose.

Although the centre of gravity of the retail operations is in the Benelux region, Fortis is also active in France and Poland. Its market position in the latter countries varies widely, and so its strategy there is adapted to local conditions and opportunities.

Key developments in 2003

Fortis Bank worked hard in 2003 to improve its customer-friendliness. It wants to make a difference by offering its customers added value in the shape of quality, transparency and flexibility. Fortis Bank aims to meet its customers' wishes and needs by enabling them to combine different types of product in an effective manner and at a competitive price.

Sharing best practices means that Fortis Bank can offer its Benelux customers the best of the services developed in each of the three countries. Interesting Internet banking and investment applications are shared, investment funds are accessible cross-border and specialists collaborate on the best financial solutions. Fortis Bank's specialists have jointly produced an information brochure for their Benelux customers focusing on the new European Directive on savings accounts abroad, making these customers the first to receive an explanation of the relevant issues.

All branch network and back-office staff in Belgium completed a training course to help them enhance their availability to customers. Branch opening times have been relaxed and new branch concepts designed. Customers responded approvingly to these initial steps: a customer satisfaction survey among 500,000 customers showed that seven out of ten are satisfied with the service provided by their branch, compared to six out of ten in 2002.



Accolades

- **Fortis Bank:** 'Best Bank in Belgium' (Euromoney, July 2003; The Banker, September 2003; Global Finance, October 2003)
- **Banque Générale du Luxembourg:** 'Best Bank in Luxembourg' (Euromoney, July 2003; The Banker, September 2003; Global Finance, October 2003)

Fortis Bank has invested in distribution channels that respond to customers' wishes in terms of proximity and availability. Additional options have been successfully developed for banking and investment via the Internet: More than 578,000 customers have signed Internet banking contracts, with the number of users doubling in the space of a year. The number of automatic counters ('Selfbanks') has been extended, and there were almost 15 million phone-banking sessions.

In 2003, Fortis Bank expanded its existing offer of socially responsible investment funds. In addition to Fortis L Fund Equity Socially Responsible Europe and Altervision Balance Europe, Altervision Red Cross was introduced. Altervision Red Cross not only invests in socially responsible equities and bonds, but also partly donates the entry and management fees to the Belgian Red Cross. Investors may also donate their dividend to this organization.

High-net-worth retail customers want financial advice based on a total approach to their assets. Fortis Bank has launched the 'personal banking' concept on their behalf, enabling them to draw on the competences of a team of specialists. Self-employed people, members of the professions and small business people all appreciate the proactive approach adopted by their advisors. Credit-processing for these customers has also been simplified and optimized. All of which has enabled Fortis Bank to further bolster its market leadership.

Fortis Bank is the fourth largest player in the Dutch market. Its aim to be a 'partner in banking' means pursuing a balance between optimum customer satisfaction and profitability, which is why it is continuing to invest in an integrated multi-access approach and why the functionality and availability of its distribution channels are being further developed. Fortis Bank has responded to changed economic conditions and shifting customer behaviour by structuring its organization more transparently and tightening up its strategy. Development of financial packages and strengthening customer loyalty are new key objectives.

Banque Générale du Luxembourg is one of the Grand Duchy's leading banks, with a network of 37 branches. It has extended its product offering to take in innovative packages for retail customers and for members of the professions, the self-employed and small businesspeople. BGL has also invested in its distribution channels and has further modernized its branch network. Collaboration with Fortis Luxembourg Vie to sell insurance products through the branch network has proceeded very well.

Outside the Benelux countries, particularly in France and Poland, Fortis has chiefly focused as a niche bank on services to small and medium-sized enterprises and on advice to business leaders and shareholders. A prominent and carefully targeted media campaign enabled Fortis Bank to raise its general name recognition among entrepreneurs in the Paris region to 80%.

Key points

- Modifying customer approach to expectations
- Pursuing balance between customer satisfaction and profitability
- Achieving integrated distribution channels for customers' convenience
- Raising performance by optimizing processes
- Pursuing economies of scale through cross-border collaboration and rationalization

Objective

Network Banking's key focus is on the needs and expectations of its customers – an approach that has enabled it to develop into a genuinely customer-focused bank for the retail market and the market for medium-sized enterprises in Europe. It aims to become the bank of preference for customers in both markets.

On 1 January 2004 Fortis signed a contract to sell its retail and business activities in Hong Kong to China's largest banking consortium, Industrial and Commercial Bank of China (ICBC). Once the deal is finalized at the end of April 2004, Fortis will receive over EUR 220 million and a 9% stake in ICBC's Hong Kong division.

Financial performance in 2003

Network Banking achieved net operating profit of EUR 945 million for 2003, an 84% increase compared with 2002. Net interest income rose by 2% (including ALM) to EUR 3,367 million in 2003, mainly thanks to Retail Banking Belgium. Provisions for credit risks remained stable, notwithstanding the weak economic conditions. Costs remained under control and FTEs fell from 19,868 to 18,377 (-8%).

At Retail Banking Belgium, net revenues increased by 7% due to growth in both net interest income and other income. The market share in savings deposits went up. Retail Banking Netherlands also had a very successful year. In spite of the weak market and a reduction in branches (-16) and FTEs (-245), net interest income went up by 5% and market share increased in both mortgage loans and consumer loans. Retail Banking Luxembourg managed both to enhance net revenues and to decrease costs, achieving its best results ever.

FB Insurance, which sells Fortis insurance products via the Fortis Bank branch network, realized good results. Life premium income rose from EUR 1,796 million to EUR 2,154 million (+20%). This increase was mainly due to traditional life products, whereas premium income from unit-linked products declined. Non-life premiums went up 6% to EUR 171 million.

Prospects

Fortis Bank will build on 2003's commercial dynamism with a particular emphasis on customer satisfaction. It will focus on solutions, present a product offering based on customers' needs and coordinate and integrate its distribution channels. It will also streamline back-office processes at its Payments, Securities and Credits departments and, where applicable, will organize them in a cross-border manner. At the same time, Fortis Bank intends to scrutinize the effectiveness of its organization, to which end it will operate tracking systems at all levels for areas such as the number of contacts with customers and the results of commercial activities. What's more, customers in Belgium will be given a guarantee of effective implementation. The target is for eight out of ten customers to be highly satisfied with the service they receive at their branch within two years.

Fortis Bank can raise its growth potential by investing in customer retention and by working in a solution-oriented way; barely half of all customers are involved with two or more of the Bank's four product areas: day-to-day banking, saving/investment, borrowing and insurance.

Number of branches in the Benelux countries



2500
2000
1500
1000
500
0
99
00
01
02
03
Belgium (excluding Krediet aan de Nijverheid / Crédit à l'Industrie)
Netherlands
Luxembourg

Commercial Banking

Strategy

Fortis Bank will continue growing in the medium-sized enterprises market in the segments for internationally active companies and for businesses with complex financial needs. This relates in particular to businesses wishing to use several banking services, such as leasing, factoring, acquisition financing, trade finance, international credit facilities and international cash management. Fortis has developed its 'Act as One' strategy for these businesses, enabling them to arrange all their financial services internationally via a single contact – the Global Relationship Manager – who provides specialist, tailored solutions based on a uniform and integrated European network of Business Centres. That network is already strongly developed in the Benelux countries and is being expanded in other regions with strong growth potential.

Key developments in 2003

Fortis Bank has further optimized its commercial process by implementing an internal, cross-border sales management system that allows efficient and detailed reporting geared to the business strategy. Risk management, too, is an integral part of business operations, implying amongst other things that price setting for customers takes account of their risk profile and profitability.

In addition to services provided via the Business Centres, the website for businesses – www.fortisbusiness.com – is steadily evolving into a commercial tool in its own right. It functions as both an information platform for prospects and a transaction platform for customers. Having already developed on-line forex and money market transactions in 2002, Fortis Bank has now added the processing of trade finance operations. Belgium, Singapore and Shanghai have already been connected; importers and exporters in those countries can now manage their documentary credits on-line using the new 'Click'n Trade' application, which saves time and paper. In addition to entering and sending requests, importers can track their status in real time. The application will be extended to other European countries beginning in 2004. At the same time, Fortis Bank is continuing to invest in expanding its network of trade officers and their training. A total of 1,500 training days were organized in 2003.

Use of cross-border credit facilities is becoming increasingly commonplace: a variety of agreements were signed in 2003. These enable businesses to sign credit agreements with a credit limit at group level through a single contact at Fortis: the Global Relationship Manager.

The successful completion of the integration of the IT platforms in the Dutch Business Centres means that the uniformity of business processes and IT systems will now give the organization greater cross-border clout.

Fortis is investing heavily in factoring and leasing in order to offer European companies that operate across borders a complete package of financial services. Fortis Commercial Finance has further extended its operational radius. As one of Europe's few integrated factoring firms, it is active in a substantial part of western Europe. Fortis Commercial Finance plans to create a 'factoring factory' to help it open up new markets and ensure its competitive advantage. The first thing the company will do is to combine Fortis Commercial Finance's back-office activities. It will also carry out credit management on behalf of large enterprises and will offer its services to factoring companies that want to outsource their back-office operations.

Fortis also continued its policy of European expansion in the leasing field. Fortis Lease, whose portfolio totals EUR 5 billion, aims to belong to the absolute cream of European leasing companies. It extended its product offering in the UK by taking over BA/CA Asset Finance. Meanwhile, an alliance with one of the leading

Iberian leasing companies, Lico Lease, means that Fortis Bank can now provide leas-ing services to its Portuguese customers, too. Fortis Lease is also active in a substantial part of western Europe and it offers leasing in China in collaboration with Fortis Bank. Fortis Lease's product knowledge, experience and international network have enabled it to meet growing demand for these services on the part of European customers.

Financial performance in 2003

Commercial Banking achieved strong results. Gross revenues increased by 4% compared with 2002. A decrease in operating costs partly compensated for the increase in value adjustments.

Prospects

Fortis Bank aims to respond more efficiently to the expectations of its customers in 2004. It will better align the specialist know-how of its account managers and sales organization with the needs of its customers and will be more accessible to them, wherever they happen to operate. That is one reason why it will continue to develop its European network of Business Centres.

The financial solutions Commercial Banking offers its customers are highly rated. Regular customer research will also be performed internationally from 2004 onwards, so that customer focus and satisfaction can be measured and evaluated more effectively.

Fortis Commercial Finance has set itself the goal of developing through both organic growth and acquisitions into one of Europe's leading factoring companies.

To meet the expectations of its European customers, Fortis Lease plans to establish a presence by 2008 in all the countries where Fortis Bank offers its services to businesses. The development of leasing operations on a European scale for vendors – importers and producers of capital goods within a single, large European market – provides Fortis Lease with a competitive advantage in this market segment.

Accolades

- **Fortis Bank:** 'Best Trade Financier in Belgium' (Global Finance, October 2003)

Key points

- Strong growth among European businesses with international operations and a favourable risk profile
- Increased and more effective use of the sales management system
- Optimization of market coverage
- Tracking of external growth opportunities
- Further development of performance indicators for the Business Centres

Sustainable energy: a key driving force



Merchant Banking

Strategy
Merchant Banking offers its customers tailored investment and financing solutions, while advising them in their risk management operations. Fortis has reviewed the portfolios of its Merchant Banking customers as part of its pursuit of optimum and economically rewarding relationships. This has enabled it to offer those customers an integrated service package on competitive terms, with a broad product mix geared precisely to their needs. The solutions Fortis offers its customers are based on a variety of activities, including forex trading, money and capital markets, cash management, equity and fixed-income investments, business and asset financing, private equity, project finance and structuring. Meanwhile, Merchant Banking proactively develops high value-added financial solutions and specialties (financial engineering) capable of meeting its customers' most complex financial needs.

Outside the Benelux region, Merchant Banking is investing in the expansion of its operations in several European countries, including the UK, France, Italy, Germany and Spain. It is also developing its global capital market operations and selected niche markets, such as shipping, export and project finance, and commodity finance. New operations such as structured products and more intensive collaboration with other Fortis businesses are also serving as levers for growth.

Merchant Banking ensures an optimum operational structure and effectively streamlined processes with a view to enhancing overall efficiency. All transactions performed by the Benelux dealing rooms, for instance, are channelled via a central registration and processing platform. The general IT infrastructure has been further adapted and improved, to allow new market trends to be responded to even more effectively. Fortis generates additional cost savings by closely tracking its different merchant banking activities and customer portfolios, enabling it to focus more strongly on the desired growth activities and to be more selective in establishing customer relationships.

Merchant Banking is also working hard, finally, to further expand and improve its excellent and highly rated risk management instruments.

Key developments in 2003
Corporate Banking operations were transferred to Merchant Banking on 1 January 2003, providing Fortis's corporate customers with optimum access to a much wider range of products and services. Information Banking has become part of the Investment Services business.

Large businesses are agreeing increasingly important deals with Fortis, as the know-how of the different specialties and sectors within Merchant Banking has been pooled. The cross-selling of products and services is also being stimulated. Fortis has also continued to invest in the development of innovative products. In addition to currency, equity and interest rate derivatives, with which it has ample experience, Fortis has successfully established a strong and innovative profile in credit derivatives and energy and weather derivatives. The latter enable companies to cover themselves against the risk of adverse weather conditions, thereby reducing the volatility of their results. In addition to currently trading in and providing advice on commodities, Fortis has also become a broker on the London Metal Exchange, trading in metal derivatives. The securitization market continues to

Objective
Merchant Banking offers a comprehensive package of products and services to its institutional customers and large companies in its home market. Its Benelux base is the platform for European development with a full regional product offering and for selected niche activities worldwide, thereby providing its customers with the services they need.

Share of Merchant Banking in net operating profit (2003)


13%

Accolades

- 'Best Bank in Europe for Risk Management' (Global Finance, April 2003)
- 'Best Bank for International Commodities Trading' (Trade Finance Magazine, Euromoney, April 2003)
- 'Transaction of the Year in Export and Project Finance' (Project Finance Magazine and Project Finance International, January 2004)
- 'Best Private Equity Transaction' (Marine Money International, March 2003)
- 'Bank Transaction of the Year 2003' (Marine Money International, January 2004)

grow vigorously. Fortis Bank has used its strong European position and reputation to structure and sell a variety of transactions on both its own account and for European customers. By raising its stake in TBE of Belgium to 50%, Fortis intends to extend its securitization services elsewhere in Europe. TBE manages the financial structure of the transactions on behalf of the issuers, using the latest developments in the field of risk management.

As far as Private Equity is concerned, Fortis has placed all its risk capital operations with Merchant Banking. It provides venture capital and private equity to small and medium-sized enterprises for management buy-outs and corporate restructuring. Capital is contributed both directly, through shareholdings in companies, and indirectly through investments in private equity funds or umbrella funds. A number of transac-tions proved highly successful in 2003, including the deals with Mitiska in Belgium and Unipost and Cosecheros Abastecederos in Spain.

Creating a virtual dealing room has enabled Fortis to optimize its customer services, with a more coordinated product offering, unique management of customer relationships and preservation of customer contact with local sales teams and dealing rooms. To this end, it registers and processes all Benelux customer transactions relating to forex trading and fixed-income investments via a single IT platform. Back offices, risk management and financial control management are managed centrally. This project will contribute to a significant diminution in Fortis's operating costs. The platform will be gradually implemented in 2004 outside the Benelux countries.

In the past few years, Merchant Banking has also developed a new platform for share order processing that links up seamlessly with the platform of Information Banking for real-time multi-currency transactions. The new platform enables real-time trading and settlement on Euronext and other international stock exchanges worldwide. MeesPierson already uses this platform in the Netherlands, while Fortis Bank in Belgium and Banque Générale du Luxembourg will process their order flows in the same way in the course of 2004. This will yield Fortis significant savings in operating and transaction costs. By offering this service to external parties, such as banks and institutional investors, Fortis now has the entire value chain of security services in its own hands.

Merchant Banking is continuing to invest in risk management; real-time management of credit limits on market transactions allows it to minimize risks and to limit operating costs. Credit processes will be automated in 2004. This relates to around 100,000 transactions every month.

Merchant Banking is active in the sustainable enterprise market through Fortis Groenbank in the Netherlands



among other companies. Fortis Groenbank was founded in 2001 and offers 'green bonds' with fiscal incentives to Fortis Bank private investors. These are used to finance projects by large companies in the fields of wind, solar and biomass energy, for energy constitutes an important market for Merchant Banking's energy specialists.

Financial performance in 2003

Merchant Banking had an excellent 2003, especially the first half. Net operating profit went up from EUR 92 million in 2002 to EUR 328 million in 2003, driven mainly by Global Markets. Net revenues went up by some 21% and costs came down by 4.5% owing to a 2% FTE reduction to 2,689.

Income rose sharply in the Global Markets division, mainly due to the excellent performance of fixed income and credit spread activities. The lower dollar and higher-than-anticipated provisioning for bad loans led to lower results at Corporate and Investment Banking. The write-downs of old portfolios led to a small loss at Global Private Equity. Global Private Equity's total investments and commitments stood at EUR 554 million at the end of the year.

Prospects

Merchant Banking will continue to develop its profile as the reference merchant bank in its home markets and will continue to pursue international growth in marketplace activities and in a large number of niche markets. To this end, it will considerably increase its commercial strength by investing in the training and professionalism of its employees and by stimulating cross-selling.

Merchant Banking launched its transaction website at the beginning of 2004. This will sharply increase efficiency and transparency for customers, who can now execute forex transactions online and consult their entire portfolio in real time. Confirmation, payment and settlement are all fully automated and new options and services will be added in the course of 2004.

In the wake of the Kyoto convention on climate change, Fortis Bank offers specialist advice to the business sector and it intends to enter the European market for trading of carbon dioxide emission rights. To this purpose it has set up a team of financial and environmental specialists.

Innovative in energy and weather derivatives

Key points

- Reinforcing customer relationships in the home market
- Combining product innovation and cross-selling
- Growth in surrounding countries and worldwide in selected niches
- Improving operational efficiency though economies of scale and cross-border organization

First-hand knowledge of local markets – that's what counts



Investment Services

Private Banking & Trust

Share of Investment Services in net operating profit (2003)



Private Banking & Trust	5%
Asset Management	2%
Information Banking	5%

Strategy

Fortis's international private banking activities are branded as 'MeesPierson, the Private Bankers of Fortis', while its trust and corporate services operations are pursued worldwide under the name 'MeesPierson Intertrust'. The relationship between the two activities and cooperation with Network Banking, Asset Management and Merchant Banking further bolster the potential for integrated services. All this has enabled MeesPierson to go on expanding its service offering and to provide an even better service to more clients. Other operational priorities capable of boosting performance and efficiency include quality management, cost control, upscaling, restructuring of operations and continuous training.

Key developments in 2003

MeesPierson has the ambition to service its high-net-worth clients worldwide throughout the different stages of their lives and in whatever economic environment. In its ongoing pursuit of excellence, in 2003 MeesPierson carefully reviewed its approach to servicing its clients. Basic features of the new MeesPierson service offering include a consultancy-driven approach based on listening and responding to clients' needs in every field. An integrated international delivery model ensures that all clients receive the same high level of service wherever they are. It also comprises expertise and advice in six core competencies: Structuring, Investments, Trust & Corporate Services, Finance, Real Estate and Insurance. Finally, it contains a greater availability of highly trained professionals and integrated tools and systems, allowing better reporting and portfolio analysis.

As a result, in 2003 a great deal of effort was invested in developing new products and services, training staff and reviewing systems to prepare for launching the new MeesPierson service offering in 2004. A key element of the MeesPierson service offering is portfolio diversification. Alternative investments, structured products and hedge funds, such as the fourth multi-manager Trading Capital Holdings Fund, the Market Neutral Fund or the opening to a larger public of the MeesPierson Strategy Fund, were highly appreciated by MeesPierson clients. As a result, these products now comprise a larger share of the portfolios of most MeesPierson entities.

Superior customer advice backed by international expertise



Accolades

- MeesPierson rated among the top 10 global private bankers (Euromoney, January 2004)
- Globally ranked as number 1 in succession planning, servicing of customers with inherited wealth and philanthropy (Euromoney, January 2004)

In 2003 MeesPierson was also active in private equity, an industry normally confined to institutional investors, and in real estate. To name a few initiatives, in the Netherlands it set up the MeesPierson-LaSalle Vastgoedfonds I CV - a closed-end fund based on a well-diversified portfolio of shopping malls - in cooperation with Fortis Real Estate. In Spain it co-managed one of the biggest real estate deals for the UGC Ciné Cité group. At the end of 2003, MeesPierson invested for the first time in office buildings in Belgium, allowing a cross-border placement with clients through a Private Partnership structure to take place in the first half of 2004. The introduction of a dedicated cross-border team of specialists in real estate will allow MeesPierson to further expand this area of competency.

MeesPierson's services are unique not only in terms of their wide range of competencies, but also because MeesPierson believes that asset management should be based on ethics, values and responsibility. This is the 'art of wealth', offering customers a number of opportunities to invest their assets in socially responsible companies and sustainable investment funds. The investment strategy takes account of the policy on human rights, the environment and social justice in the countries and companies considered to be potential investments. The aim is to bring the customer's financial goals in line with their ideas on sustainability and social responsibility. MeesPierson draws on sustainability data to ensure that the advice it gives its customers is firmly and thoroughly underpinned. The information in question is collected by Dutch Sustainability Research. Founded in 2002 by MeesPierson, Triodos Bank and the PGGM pension fund, this agency is part of SiRi (Sustainable Investment Research International), a worldwide network of research institutes specializing in sustainable investment. In 2003 MeesPierson doubled its assets under management invested in socially responsible companies.

MeesPierson also manages charitable activities, advising high-net-worth individuals, fund-raising institutions and asset funds. MeesPierson sponsored a variety of events in the Netherlands, including a conference for Civil Society, a platform bringing together the four main umbrella organizations in the country's charity sector. It also organized the distribution of bursaries to students from United World Colleges, which help young people to explore

Objective
MeesPierson aims to further build on its position as an international services provider offering integrated, competency-based services and customized solutions to high-net-worth clients, their families and businesses.

cultural differences. A three-year agreement was signed with the World Wildlife Fund, under which the partners' respective expertise and contact networks will be put to work to benefit nature and make the fullest possible use of the diverse assets available.

MeesPierson has responded to challenging economic conditions by fully committing its organization to a dynamic cross-selling process between private banking and trust operations. Only one year after the acquisition of Intertrust, all trust activities were fully integrated within one global trust and corporate services network managing some 25,000 customers worldwide. Besides the full integration of group activities in Guernsey, 2003 witnessed a new development with the acquisition of KPMG Financial Engineering in Luxembourg. In August 2003 a new holding company, MeesPierson Intertrust Group Holding SA, was created. Based in Geneva, Switzerland, the company will ultimately hold share ownership of all trust entities.

Besides trust and corporate services, specialists offer advice in new and innovative sectors of activity such as intellectual property rights, yacht leasing and management, and matrimonial and relocation services. Revenues generated from trust operations have diversified the overall revenue structure of Private Banking & Trust, thus making this business line less susceptible to cyclical fluctuations.

Financial performance in 2003

Net operating profit amounted to EUR 123 million in 2003, a 26% increase compared with 2002. This improvement was driven mainly by further cost savings. FTEs decreased further in 2003 from 2,485 (end of 2002) to 2,228.

Costs in 2003 were reduced by 7% compared with 2002 and greater diversification of income sources was achieved. Assets under management remained stable at EUR 50 billion, including the sale of the office in the Bahamas and a number of divestments within the group, such as Theodoor Gilissen Bankiers.

As the first half of 2003 was still dominated by negative market trends, MeesPierson kept a close eye not only on client focus but also on cost control and improved the efficiency of its operations.

Prospects

As the market's needs shift, Private Banking & Trust will continue to develop and expand specialist investment and financial products and services offering high added value to customers. Examples include alternative investment products, real estate, trust services (licences, yachts), insurance and financing. To boost cost efficiency, MeesPierson aims to develop its competency centres and streamline its back-office systems and processes. After it integrates some major players in the area of trust and corporate services, MeesPierson will focus on expanding its activities in Asia and eastern Europe.

Key points

- Market newly structured MeesPierson Service Offering
- Develop innovative services, mainly in real estate, trust and corporate services
- Integrate trust structure and administration
- Streamline IT and operations
- Expand activities in Asia and eastern Europe

Objective

Fortis Investments is consolidating its position as a leading asset manager of European stature, offering innovative and high-quality investment solutions to retail and institutional customers.

Asset Management

Strategy

Fortis Investments – Fortis's autonomous asset manager – offers international expertise in the field of asset management. The company is consolidating its position as a leading European asset manager with niche markets in Asia and the United States.

Fortis Investments is structured around fourteen specialist investment centres, each focused on one asset class and based in eight locations worldwide: Paris – European equities, emerging markets equities and bonds, euro-bonds and European convertibles; Boston – US and global equities, US fixed income; Utrecht – real estate; Luxembourg – funds of funds; Brussels – asset allocation; London – global fixed income; Tokyo – Japanese equities; and Shanghai, through a joint venture with Haitong – Chinese balanced funds. These centres, supported by a highly experienced team of some 170 investment professionals, share their information but are autonomous and fully accountable for their investment performance.

Fortis Investments aims to maintain a diversified customer base and fund mix. Through its Distribution Partners division, the company focuses on third-party customers such as funds of funds, private banks and other financial institutions that buy funds in order to sell them on to their own clients. The Institutional Division concentrates on customers that buy on their own account, such as pension funds, banks and insurers, companies and not-for-profit organizations. Sales and client services to both segments are provided through local client relationship teams based in the eight locations mentioned above as well as Frankfurt, Madrid, Milan, Vienna, Austin (Texas), New York State and Jakarta (Indonesia). This setup provides Fortis Investments with first-hand knowledge of local markets and client needs.

Key developments in 2003

The organizational structure of Fortis Investments facilitates the anticipation of shifting client needs and the creation of innovative solutions from its broad range of core investment capabilities. Innovations during 2003 include smart benchmarking, hedge funds, CDOs and sustainability initiatives. Following three CDO launches, Fortis Investments is now one of the premier European CDO managers.

With regard to SRI, the company's investment processes have since the end of 2003 taken account not only of financial aspects, but also of corporate governance, the environment, and employment and social criteria. In consultation with Deminor, a research organization specializing in corporate governance, it also exercises its voting rights at the shareholders' meetings of the companies in which it invests.

Fortis Investments has responded to the volatile market circumstances not only by introducing innovative solutions, but also by further streamlining and reinforcing its organization. A new Customer Relationship Management system centralizes customer and operational information, harmonizing the sales process and allowing the business to respond faster still to new market trends. An extranet has been linked to this information system, providing clients with up-to-date tailored reports on their investments.

Accolades

- Winner in 'Euroland Equities' category (1 year) (Standard & Poor's Fund Awards 2004)
- Winner in 'Bonds in EUR' category (2 years and 5 years) (Standard & Poor's Fund Awards 2004)

The rating agency Fitch Ratings awarded Fortis Investments an excellent 'AA' rating, confirming the clarity and consistency of its strategy, the quality of its risk management and the transparency of its investment processes.

Fortis Investments also continued to expand its presence on the domestic Chinese market. Its joint venture, Fortis Haitong Investment Management, successfully launched its first fund for local investors in September 2003, with a second fund launch following early 2004 in which EUR 1.3 billion has been invested. Equally importantly, Fortis Haitong Investment Management has established a strong reputation, positioning it well to benefit from the expected high growth of investment funds in the coming years.

Financial performance in 2003

Assets under management increased by EUR 5 billion to EUR 78 billion (+7%), while Fortis Investments' net operating profit rose to EUR 53 million (+7%) in 2003. At the same time, costs remained firmly under control. In the improving economic climate, particularly in the second half of the year, Fortis Investments attracted net capital inflow of EUR 4.1 billion, including assets from Banque Générale du Luxembourg. At the end of 2003, Fortis Investments had a workforce of 661, compared with 633 at year-end 2002 (+4%).

Prospects

Fortis Investments will further develop its leading position in Europe and in niche markets in Asia and the US, primarily through organic growth. Expanding its distribution capacity, developing innovative products, stimulating cross-selling and pursuing economies of scale with Fortis will all benefit operating results.

Funds under management by type of investment (2003)



Equities	30.0%
Real estate	0.4%
Fixed income	69.6%

Composition of funds under management (2003)



Private Banking	34.2%
Asset Management	53.1%
Other	12.7%

Key points

- Consolidate its leading position in Europe
- Leverage its extensive product and distribution opportunities
- Pursue innovation in its product offering
- Exploit growth potential in Asia

Information Banking

Strategy

Information Banking has built up a unique position in fully-integrated investment services, specifically in portfolio financing, transaction processing, financial logistics, risk management, performance measurement and asset optimization. These services are offered in the areas of global cash and derivatives clearing, securities borrowing and lending as well as financing and administrative services for offshore investment funds. Information Banking intends to capitalize on its strong international position by supporting its customers in optimizing their investment administration and by constantly refining the services it provides.

Accolades

- Best subcustodian in the Netherlands and a second place in Belgium (Global Investor Services, November 2003)
- Best offshore fund administrator for the fifth year in a row (GSCS Benchmarks, November 2003)
- Second place as global custodian for the quality of the network of subcustodians (GSCS Benchmarks, November 2003)

Key developments in 2003

The leading professional players in the money and capital markets depend heavily on accurate information when it comes to responding to rapid changes in the financial world. That's why Information Banking offers investors like this a combination of asset-related services that reduce costs and raise efficiency, while also permitting more effective risk management. Since clients are central to the product offering, Information Banking has established client teams that service the needs of specific client groups, such as institutional investors and banks, (alternative) fund managers and other professional traders.

Information Banking is highly respected as a centre of expertise in the field of specialist fund administration. Prime Fund Solutions has successfully implemented a new fund administration system and now manages over 1,400 funds with total net assets in excess of EUR 110 billion. These operations are carried out in jurisdictions like Ireland - where the Dublin office has been granted bank status - the Cayman Islands, the Isle of Man, Curaçao and Hong Kong, with the latter developing particularly strongly. In addition, Prime Fund Solutions has sales offices in Amsterdam, London, New York and Tokyo. Information Banking is also working on a new IT platform, which will enable the various data processes to be further automated and centralized, thereby creating potential growth and a raft of new cost savings.

Information Banking provides global investor services to third parties and to Fortis. It currently holds global custody assets worth over EUR 450 billion. Lloyd's Registered Quality Assurance awarded Information Banking the international quality certificate ISO 9001: 2000 in 2003, reflecting the

Objective
Information Banking's ambition is to deliver integrated services to investors worldwide capable of strengthening the value chain comprising the raising and allocation of assets.

excellence of its quality management. Global Investor Services had already qualified earlier for quality certificate ISO 9002:1994 for monitoring control procedures.

Information Banking also continued to expand its customer base. Following an extensive selection process, Euronext has designated Fortis Bank as its Global Paying Agent. That means that the Bank, together with other partners, will perform a number of operations for Euronext relating to the latter's shareholders, such as facilitating its AGM and administering and distributing dividend payments. Fortis Bank is the first bank to act as Global Paying Agent for three markets, namely Amsterdam, Brussels and Paris.

Fortis Bank has developed a modular electronic system for straight-through processing of orders in securities and related cash flows. The system works in real time and can offer services including brokerage and clearing. It also means that Fortis Bank can now operate in the market as a single player, rather than through different units as in the past. Fortis Bank is one of the few banks linked to Euronext to offer such a capability.

Information Banking has set up a new legal entity, Fortis Bank Global Clearing N.V., which has been granted bank status, in order to group together all global operations, thus facilitating the increasing number of international transactions in stocks and derivatives. This brings a number of benefits, including better and more integrated services to customers, greater transparency in terms of supervision and more efficient capital allocation. The new entity is the principal worldwide supplier of integrated clearing and settlement services.

Finally, Fortis has also built up a solid position in securities borrowing, lending, arbitrage and financing, earning it a place in the European top three and the worldwide top ten.

Financial performance in 2003

Net operating profit for 2003 was up 2% to EUR 112 million. The increase was mainly due to the good performance of securities lending and arbitrage activities, which outweighed the adverse effects of falling equity markets, low interest rates and the weak US dollar. FTEs remained stable at 1,050.

Prospects

Information Banking is investing heavily to expand its customer base and to develop new markets. At the same time, it is further widening its package of integrated global investor services, including areas like enhanced on-line reporting. Supply straight-through processing will also be perfected.

Key points

- Further refine integrated investor services
- Expand and diversify customer base
- Perfect supply chain integration in administrative processing

A major decision. Your intermediary provides appropriate insurance and mortgage advice


TE KOOP
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023- 197293
TE KOOP
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Insurance Netherlands

Strategy

Fortis ASR encompasses all of Fortis's insurance activities in the Netherlands as well as a number of banking activities offered via intermediaries. With a market share of 12.5%, Fortis ASR is the second largest insurer in the Netherlands. It addresses the market through different brands. Its financial products are distributed exclusively via independent intermediaries; to that end, Fortis ASR works together with more than 8,000 independent intermediaries which vary greatly in terms of profile, size and marketing strategy.

In response to radically different economic and market trends, Fortis ASR revised its strategic focus in 2003. The three general insurers AMEV, Stad Rotterdam and Woudsend are to be merged to form a single new company. The other insurers within Fortis ASR, namely De Amersfoortse (income replacement insurance), Europeesche Verzekeringen (travel and leisure insurance), Falcon Leven (unit-linked insurance) and AMEV Ardanta (preneed funeral insurance) will concentrate completely on their specialisms. The single-channel distribution policy (sale of products exclusively via intermediaries) will remain unchanged. As part of the commitment to synergy, the support staff activities will be further centralized. Fortis ASR has now been transformed into a functional organization in which all activities are under the direct operational control of the newly formed Management Committee. Greater synergy through closer cooperation between the different group companies should increase the commercial striking power, improve efficiency and make it easier to control costs.

Key developments in 2003

The economic climate in combination with national and international government measures continued to impinge strongly on the financial sector in 2003. The stock market climate, low interest rates and flattening economic growth combined to exert a negative influence on insurers' profits. In addition further changes in fiscal legislation not only necessitated administrative adjustments, but also affected turnover.

In Life insurance, the market for immediate annuities grew strongly as annuity policies taken out in response to fiscal changes in the 1990s came to maturity. The fierce competition in the insurance market was reflected among other things in the prices offered for this category of life insurance products. The non-life market was hit hard by the generic exclusion of the terrorist risk. This led to cancellations and the taking out of new policies. The same thing happened in the medical insurance market in response to premium increases. New plans by the Dutch government for changes to the social insurance system, such as the obligation for employers to continue paying the wages of sick employees during the second year of illness, which came into force at the start of 2004, cast a long shadow.

The growing complexity of regulations, combined with the privatization of social provisions, is leading to a further increase in the need for advice. This offers new opportunities for intermediaries and the insurers that work with them. At the same time, it is becoming ever clearer that consumers are adopting a more critical stance towards their intermediaries in terms of quality of service and prices, and in response to this intermediaries are placing heavier demands on the products and performance of insurers. The general expectation is that this trend will be reinforced by the new Financial Services Act in the Netherlands and the new supervisory



Independent and personal advice: your adviser's key strength



regime based on it, which is likely to be implemented from 1 January 2005. Insurers will have to prepare for this in 2004. It is gratifying in this connection to note that several surveys have shown that, like last year, Fortis ASR brands are greatly appreciated for their operating performance. Fortis ASR also achieves a high score for product innovation, as is evidenced in the nomination of various products for marketing awards.

Enhancing efficiency in cooperation is a key focus of attention for intermediaries and insurers alike. Chain integration is an important tool for achieving this. Fortis ASR plays a prominent role in this area, not only within its own business activities, but also across the market.

As part of its social responsibility, Fortis ASR is directly involved in the discussions and developments taking place in the insurance industry. Its input helps to steer the course of policymaking regarding the privatization of social security and touches on topics such as insurability, solidarity, re-integration and prevention. Fortis ASR is also a driving force in the debate on the use of transparency as an instrument to shore up consumer protection. It consequently adheres to initiatives such as the provision of a financial information leaflet and the code of conduct governing information on intermediary services. Fortis ASR has also endorsed the new Insurers' Code of Conduct which came into force in 2004. The Code lays down the basic standards of a socially responsible business policy which respects the identity of individual insurers. The heart of the Code is built around five basic values: reliability, professionalism, solidarity, social responsibility and transparency. Fortis ASR will report once every two years on the initiatives taken in this context.

To reflect the ties between Fortis and the consumer more effectively, the 'Fortis endorsement' has been introduced for all parts of the business. The media campaign introduced by Fortis at the end of 2003 to increase its name recognition makes clear that Fortis companies, operating under various labels, are partners in insurance and banking in the Netherlands. This fits in with the drive to raise the recognizability of Fortis ASR as part of Fortis.

In April 2003 Fortis ASR began implementing its revised strategy. A new administrative structure was introduced and a start was made on drawing a clearer

Objective

Fortis ASR aims to further develop its strong market position in the Netherlands in life, health and non-life insurance products and mortgage loans. To boost quality and efficiency and reduce costs, the synergy within Fortis ASR in particular and with the other Fortis businesses will be intensified.

distinction between the general and specialist insurers. As part of this exercise, a number of divisions were centralized further, and in some cases relocated.

Major synergy will be achieved through further centralization of staff support services and the integration of the three general insurers AMEV, Stad Rotterdam and Woudsend to create a single new company. Partly as a result of this amalgamation, 750 jobs will be lost over a period of three years. Where possible this will be achieved through natural wastage.

The amalgamation of the three general insurers, each of which has its own well-established position within the intermediary market, will result in the second half of 2005 in a single new company with a new brand name, which will build on the strengths of the three insurers. The integration of their back offices is already in full swing. The decision to use a single common ICT platform has now been taken, and the product range and processing activities are being gradually integrated. A start will be made in 2004 on integrating the marketing and sales departments. During the integration process extra attention will be devoted to customer relations, which for Fortis ASR means the relations with intermediaries.

The centralization of support activities will foster harmonization within the group, make the pooling of expertise possible and generate economies of scale. A number of support activities in the fields of Human Resources, Facility Management and CFO Office (risk management, investments and reporting) have now been placed under single operational control, and a start has been made on the further integration of ICT activities.

Implementing these changes requires the full commitment of the workforce. Heavy demands are placed on their willingness and capacity for change. The new Social Plan, which came into effect at the start of 2004, serves among other things to cushion the effects of the restructuring programmes and offers employees new opportunities on the internal and external job markets.

Financial performance in 2003

Fortis ASR's premium income for 2003 remained more or less stable at EUR 4,933 million (-1%). Costs for 2003 fell by 2% to EUR 589 million. Net operating profit for the year came in at EUR 369 million, up EUR 978 million from 2002. This sizeable jump in net profit was due entirely to the improvement in the stock markets since March 2003. Net operating profit, excluding value adjustments to the equity portfolio, rose 29% to EUR 399 million, compared with EUR 310 million for 2002.

Net operating profit, excluding value adjustments to the equity portfolio, at Life was 30% higher than the previous

Share of Insurance Netherlands in net operating profit (2003)


15%

Accolades

- Fortis ASR brands awarded high scores by intermediaries in various satisfaction surveys
- Europeesche Verzekeringen named 'Best travel insurer in the Netherlands' (Reisrevue, 15 January 2004)
- Various nominations for Marketing Award

Gross premium income of Fortis ASR
(in EUR million)


6000
5000
4000
3000
2000
1000
0
00
01
02
03
Non-life
Life

year. Net operating profit, excluding value adjustments to the equity portfolio, at Non-life advanced 24% over 2002.

Gross premium income at Life fell to EUR 2,982 million (-4%) in 2003, partly because a single large life contract was terminated at Group Life. Gross premium income at Non-life rose by 5% to EUR 1,951 million, with all lines showing sound growth. Gross premium income from Motor increased 8%, from Fire 5% and from Accident & Health 5%.

The insurance business ended 2003 with 4,973 FTEs, compared with 5,187 at the end of 2002. This 4% reduction is an initial effect of the reorganization that is underway.

Prospects

In addition to improved profitability, successful implementation of the integration plans and maintaining a sufficiently customer-centric approach will be key priorities for 2004. At the same time, Fortis ASR will have to respond adequately to changes in regulations. New legislation will necessitate adaptation of internal procedures and the approach to the market. The Financial Services Act is a prime example of such legislation. Privatization of social security in particular will offer new opportunities, while the demand for advisory services in the financial services market grows.

The reorganization of Fortis ASR will be completed by the end of 2006. The complete programme, consisting of more than a hundred constituent projects, should ultimately result in a new company that excels in terms of efficiency, customer-driven business, per-sonal approach and expertise. The integration will generate sizeable cost benefits and strengthen the competitive position. The creation of a single, large general intermediary insurer will make it easier to respond in an even more focused and effective way to market developments and changing needs of intermediaries and consumers. Specialists will concentrate more than ever on their core activities. In doing so Fortis ASR will be realizing its ambition of being a leading intermediary insurer in the Netherlands and a recognizable part of the Fortis operation.

Key points

- The intermediary as sole distribution channel
- Focus on profitable growth, in particular in disability insurance, pensions and mortgages
- Integration of three general brands to form a single strong brand
- Further focus of specialists on their core activities

Insurance
Belgium and International

Insurance Belgium

Strategy

Fortis AG markets its complete range of insurance products to both the private market and small and medium-sized enterprises exclusively via a network of independent intermediaries. Its strategy is directed towards strengthening its market position through product innovation, providing optimum support for intermediaries and controlling costs. The growing use of information and communication technology and careful matching of the services to the intermediaries enhance the level of service and efficiency.

In the corporate market, Fortis AG chooses a more diversified distribution strategy and high quality of service over price competition. By targeting clients individually, Fortis Employee Benefits can fulfil the specific requirements of each type of company more effectively.

Key developments in 2003

Fortis AG strengthened its market position in 2003 by growing in all activities. The investments in innovative products and high-grade service undoubtedly played a role in this success. The 'Familis' concept sets Fortis AG apart from the competition. Familis is a modular multi-product concept for the private market which enables the client to place several non-life insurance policies efficiently in a single portfolio. In addition the application process, management and processing by the intermediary take place rapidly and efficiently via a secure online transaction system.

More than 100,000 clients have already opted to combine their policies in the Familis portfolio. Each Familis portfolio contains an average of 2.4 fire, car or accident insurance policies.

In an independent survey carried out by the research bureau ICMA Belgium in March 2003, 250 independent insurance brokers awarded Fortis AG the highest scores by a considerable margin of all Belgian multi-product insurance companies for image, satisfaction and operational performance.

In order to improve communication with intermediaries, including with respect to



A carefree start with a customized insurance package




12/03/2003

the transaction processes, Fortis AG invests heavily in chain integration. On an average day more than 1,400 insurance brokers use their online transaction system. These systems are helping Fortis AG to improve the efficiency and quality of the administrative processing, thus leading to greater satisfaction among intermediaries and consumers.

In 2003 Fortis AG joined forces with the Belgian Federation of Insurance Brokers and Financial Intermediaries to develop a detailed code of conduct for its insurance intermediaries. This code of conduct describes the responsibilities of the intermediary with regard to the management of their clients' finances, the provision of advice and information, legal and fiscal guidelines and administration of transactions. Fortis AG monitors compliance with this code by all insurance intermediaries with which it deals in financial products.

As a socially responsible enterprise, Fortis AG has taken the initiative of improving the clarity of its general terms and conditions and other technical documents. In addition, together with Assuralia, the Belgian association of insurance companies, Fortis AG is active in a number of areas of social importance, such as natural disasters and the efforts to combat uninsurable car drivers.

In the corporate market, Fortis AG is the biggest provider of company employee benefits in terms of assets under management. It provides pension plans, disability insurance products and health insurance. The solutions offered to clients have the benefit of complete customization and flexibility. Together with two other Belgian insurers, Fortis AG has developed a new service concept in the medical insurance market, 'Medi-Assistance'. This concept offers

Accolades

- Innovation prize for the hospital insurance product Medi-Assistance (Non-life Awards, October 2003)

Objective

Fortis AG aims to be the leading intermediary insurer in Belgium for life and non-life insurance, serving both the private market and small and medium-sized enterprises. It also aims to build on its leadership in the field of employee benefits insurance for large companies. Fortis Corporate Insurance, which serves large and medium-sized companies in the Benelux region with non-life insurance solutions, wishes to maintain its strong position. On an international level, Fortis wishes to build on its know-how in insurance to develop a strong local position in selected markets.

Share of Insurance Belgium and International in net operating profit (2003)



Insurance Belgium	4%
Insurance International	5%

the insured party a 'third-payer' system and a wide range of services on hospital admission, with a minimum of red tape. It is this which sets it apart from competing products. Most Belgian hospitals are happy to lend their cooperation to this concept. 'Medi-Assistance' has been awarded a Trophy for Innovation in Personal Insurance and confirms the position of Fortis AG as a key player in the medical insurance market.

At the end of 2002 Fortis AG successfully launched its 'e-Benefits' platform for the full online management of flexible defined contribution plans. At the end of 2003 more than 1,000 clients will be able to take advantage of this innovative solution. In 2003 the new 'ServiSite' offered other clients an online solution for a substantial part of the administration of their pension plans.

In launching the Fortis Ascento service concept, which offers pensionable employees personal guidance in seeking a carefree pension, Fortis AG anticipated the Supplementary Pensions Act which comes into force in 2004.

Fortis AG has placed its property activities, along with those of Fortis Bank and FB Insurance, in a new legal structure, Fortis Real Estate NV/SA. This will enable it to continue developing its property activities for the account of third parties. Fortis Real Estate is the leading property management company in Belgium.

A working group from Fortis AG and FB Insurance also studied the opportunities for synergy and collaboration. By collaborating in areas such as mortgage administration and technical inspections, the two companies will aim to achieve economies of scale while continuing to pursue their own policy and strategy.

Financial performance in 2003

Net operating profit for 2003 declined 24% to EUR 97 million. Excluding value adjustments to the equity portfolio, net operating profit increased 29% to EUR 293 million. This was mainly due to the very strong technical result at Non-life. Excluding the effects of the acquisition of Bernheim Comofi, operating costs declined 3%. Including those effects, operating costs increased 11%. At 4,534, FTEs were 84 (2%) less than at year-end 2002.

Gross premiums rose by 14% to EUR 2,779 million. Life premiums went up 18% and Non-life premiums rose 6%. At Individual Life, gross premiums increased by 21%. At Employee Benefits, however, the operating result improved as a result of increased volume of assets under management and a check on administrative expenses. At Non-life, the remarkable improvement in the operating result was driven by all lines in both the retail and the business market (SMEs), especially Fire and Workmen's Compensation Insurance. This solid operating performance went hand in hand with an ever-increasing market share.

Prospects

Fortis AG wishes to exploit its growth potential in the life insurance market further through intensive collaboration with intermediaries and the development of new activities in the area of funds management. In the area of employee benefits, too, Fortis AG continues to invest in new market segments and innovative products. In Non-life, both the enlargement of the portfolio and selective fee adjustments will contribute to increase growth. Encouraging intermediaries or corporate clients to make greater use of automated processing functionality via the Internet will enable the client portfolio to be handled in a more efficient and cost-conscious way.

Fortis Corporate Insurance

The corporate market is addressed by Fortis Corporate Insurance, the leading provider of non-life insurance in the Benelux region. In a market which has seen several insurers withdraw, Fortis Corporate Insurance sets itself apart by offering its clients creative insurance solutions for optimum risk management. To achieve this it invests permanently in the development and maintenance of knowledge of the insured risks and risk determinants. From early 2005, this approach will be fully supported by a common ICT platform in Belgium and the Netherlands; realization of this platform is proceeding on schedule.

Capacity in the market for corporate non-life insurance remained tight in 2003. Owing to its expertise and proactive policy, Fortis Corporate Insurance managed to achieve significant premium growth of over 13% in that market, partly due to higher premiums but also to the acquisition of new contracts on attractive terms. Net operating profit improved by EUR 27 million to EUR 21 million. The robust premium growth since 2002 was realized with a stable number of FTEs. Combined with the capital increase of EUR 65 million in October 2003, this has provided Fortis Corporate Insurance with a solid basis for further growth.

Gross premium income of Fortis AG
(in EUR million)


3000
2500
2000
1500
1000
500
0
00
01
02
03
Non-life
Life

Key points

- The intermediary as an important distribution channel
- Sustainable profitability in Life and Non-life
- Further cost savings through intensive use of chain integration
- Product innovation leading to competitive advantage

Insurance International

Strategy

Internationally, acquisitions will be considered in selected markets, but only if they fit in with the business strategy. The main focus will therefore be on acquiring or maintaining market leadership in asset gathering or in exploiting specific expertise in bancassurance. Fortis wishes to develop its existing insurance activities further in Europe. In Asia Fortis is looking for partnerships with strong local partners with a wide distribution network and above-average growth and earnings prospects.

Key developments in 2003

Fortis Insurance International brings together all the insurance activities outside Belgium, the Netherlands and the United States. Fortis sells its insurance products in selected markets in Luxembourg (Fortis Luxembourg Assurances), the United Kingdom (Fortis Insurance Ltd.) and France (Fortis Assurances), while in Spain (CaiFor), China (Taiping Life) and Malaysia (Mayban-Fortis) Fortis exploits its know-how in insurance by entering into joint ventures with strong local partners.

Fortis Luxembourg Assurances is the second biggest life assurance company in Luxembourg and has ambitions to develop into a pan-European player. The company is already active in Belgium, France, Italy and Germany. It uses a variety of channels for the distribution of its products, in particular the branch network of Banque Générale du Luxembourg and financial intermediaries. Fortis Luxembourg Assurances also offers non-life insurance products (with the exception of motor insurance) within the Grand Duchy, primarily via intermediaries.

In the United Kingdom, Fortis Insurance Ltd. is active in the non-life insurance market, operating via intermediaries. The company stands out from the crowd by pursuing a highly focused business-to-business strategy. It also combines exceptional efficiency with competitive prices and a high level of service. With 1.3 million motor insurance policies, Fortis Insurance Ltd. is the third largest insurer in this segment. The company wishes to exploit its reputation and know-how in motor insurance to increase its market share in other areas of insurance for individuals and small and medium-sized enterprises, including buildings and contents insurance and travel insurance.

In France, Fortis Assurances has redefined its strategy. Via a network of insurance agents and independent intermediaries, it will target mainly dealers, tradesmen, members of the independent professions and managers, offering insurance and supplementary pension solutions. The company is also working to optimize the back offices, and 200 employees have taken advantage of a social plan to leave the company.

Fortis has been active in Spain since 1992 via CaiFor, a 50% joint venture with "la Caixa", the biggest savings bank in Spain. CaiFor provides an umbrella for the life insurance company VidaCaixa and the non-life insurer SegurCaixa, both of which market their products via the 4,500+ branch network of "la Caixa". Fortis wishes to continue investing in bancassurance in this key growth market. VidaCaixa acquired Swiss Life (España) in 2003, adding a further distribution channel of insurance intermediaries. At the end of 2003 VidaCaixa also signed an agreement with Santander Central Hispano for the takeover of the collective life insurance portfolio with assets under management of EUR 3.1 billion, originating from the pension contributions of more than 320 businesses and 100,000 policy holders. In this way VidaCaixa is consolidating its market leadership in Spain as a provider of group and corporate insurance products and pension plans. With total assets under management of EUR 22 billion, it is market leader in the Spanish individual and group pension market. SegurCaixa, which mainly offers combination home insurance packages, continued its strong growth thanks to the integrated distribution of its products via the banking channel

and the dynamic development of the Spanish housing market.
As Seguros Bilbao no longer fitted in with Fortis's strategic focus, it was sold to a Spanish insurer early 2004.

In Asia, finally, Fortis is developing the bancassurance concept with a view to the long-term development of this region. In China, the life insurance company Taiping Life, which has a national operating licence, enjoyed a very dynamic year. The company has 14 operational offices, more than 1,600 employees and over 5,500 agents. In the second year of its operation, Taiping Life saw its premium income double to EUR 350 million. Over 70% of this income was generated by distribution agreements with banks, ICBC being the biggest. Taiping Life's market share has climbed to upwards of 1% in a fast-growing market. The Chinese government has chosen Taiping Life for a pilot project on company pension plans in the Liaoning province. In Malaysia, Mayban-Fortis, the joint venture with Maybank, the biggest financial service-provider in the country with 500 bank branches, also enjoyed excellent results in sales of Life and Non-life products. Premium income in Life swelled 50% and in Non-life remained stable due to restructuring of the portfolio.

Financial performance in 2003

Net operating profit at Fortis Insurance International improved by EUR 251 million to EUR 94 million. Net operating profit, excluding value adjustments to the equity portfolio, amounted to EUR 103 million in 2003, an EUR 89 million increase compared with 2002. FTEs numbered 3,128 at the end of 2003, a decrease of 34 (1%) since the end of 2002.

Non-life results in Spain and UK continued the strong trend throughout the year. Life results were still influenced by the reorganization of Fortis Assurances in France, but the second-half performance was on target.

Premium income at both Life and Non-life was in line with expectations but lower than in 2002, which was boosted by an exceptional contract in Spain (Group Life contract with "la Caixa" employees).

Prospects

Fortis's strategic choices are clear and unambiguous. Existing companies will develop further in their respective markets, both through organic growth and through selective acquisitions that dovetail with their business strategy. In Europe and Asia Fortis is pursuing opportunities for making acquisitions and/or entering into joint ventures with significant local partners. With a view to capturing a leadership position in the local insurance markets, Fortis entered into a strategic partnership with Muang Thai in Thailand.

Key points

- Develop bancassurance activities in Spain
- Exploit expertise in insurance in selected countries in Asia

Gross premium income of Fortis Insurance International
(in EUR million)


4000
3500
3000
2500
2000
1500
1000
500
0
00
01
02
03
Non-life
Life

Accolades

- Fortis Insurance Ltd. (UK), Motor Insurer of the Year (Insurance Times Awards, December 2003)

Insurance United States

Fortis sharpened the focus of its strategy in September 2003 to concentrate primarily on further developing the company's core activities. As a result, Fortis announced its intention to effect an initial public offering of shares in its US insurance operations in 2004. At the same time, the move enables Fortis, Inc. to expand its activities by raising funds on the local capital market. In October 2003, Fortis, Inc., under its planned name Assurant, Inc., filed a registration statement with the U.S. Securities & Exchange Commission in connection with the proposed initial public offering. *In February 2004, Assurant, Inc. began trading under the stock symbol AIZ on the New York Stock Exchange.*

Assurant in the United States encompasses four activities which occupy a prominent position in their respective markets and whose specific expertise gives them a key competitive edge in their industries.

Assurant Solutions (formerly Assurant Group) develops and markets specialty insurance, membership and extended service programmes through partnerships with, amongst others, large financial institutions, mortgage lenders and servicers, credit card issuers, finance companies, automobile retailers, consumer electronics retailers, and manufactured housing lenders, dealers and vertically integrated builders. The company sets itself apart from the competition through its extensive capacity to provide leading clients with support in the areas of marketing, technology and admin-istrative processing. Assurant Solutions continued building its presence beyond the United States in Canada, Argentina and Brazil.

Assurant Health (formerly Fortis Health) writes individual and short-term health insurance and small employer group health insurance to employer groups primarily of two to 40 employees. The company also offers health insurance plans to full-time students. Assurant Health sells its products via more than 200,000 independent brokers, and increasingly via strategic partnerships with major distributors such as State Farm, the United Services Automobile Association (USAA) and, under a new contract signed in 2003, Mutual of Omaha, a national provider of insurance and financial products. Assurant Health also diversified geographically in 2003 by expanding its product range to Alaska, New Hampshire and Kentucky.

Assurant Preneed (formerly Fortis Family and American Memorial Life) offers pre-funded funeral insurance used to fund costs incurred in connection with pre-arranged funerals. Assurant

Preneed sells funeral insurance through separate distribution channels. Assurant Preneed distributes its products through a network of independent brokers and funeral directors as well as an exclusive contract with Service Corporation International, the largest chain of funeral directors in the United States.

Assurant Employee Benefits (formerly Fortis Benefits) provides employer-sponsored benefits programmes, including short-term disability, dental, term life and accidental death and dismemberment insurance. The company also offers voluntary (employee-paid) dental, disability and term life product solutions. In 2003, Assurant Employee Benefits improved access to its websites by adapting them to the needs of disabled users. The company's user-friendly online management systems also enabled employers and employees to track the administration of their employee benefits more efficiently.

Financial performance in 2003

Assurant, Inc.'s net operating profit for 2003 decreased by 7% to EUR 301 million. In US dollars, it increased by 12%. The main contributors to this growth were Assurant Solutions and Assurant Health, which saw their results increased substantially. In 2003, Assurant, Inc. added 461 FTEs to its workforce, bringing it to a total of 12,284, owing to the expansion of its activities.

Share of Insurance United States in net operating profit (2003)



12%

Fortis trainees share knowledge and experience in coaching Cityteam youngsters



Corporate social responsibility

As part of society, Fortis both draws on and gives back to society. In recognition of its corporate responsibility, Fortis has made sustainable growth an important consideration for the way in which the company operates.

In the past few years, Fortis has evolved from a socially committed company, caring for society, into a socially responsible one, caring for all those involved in its business, namely customers, employees, shareholders and society. The company is placing greater emphasis on carrying out its operations in a sustainable manner and increasingly embraces social and ecological considerations. Fortis has set itself the goal of uniting its efforts towards sustainability - which are now often fragmented - under a cohesive policy of corporate social responsibility for the entire organization. Fortis will spend the next few years finalizing the details of this policy.

Code of Conduct

Fortis's Code of Conduct, launched in 2002, describes standards governing the relationship between Fortis's employees and shareholders, customers, colleagues and society. Developed, among other reasons, to protect its reputation as a solid partner acting in accordance with its corporate values – stable, caring, innovative and straightforward – the Code of Conduct is a set of guidelines for how employees are expected to act and make decisions and describes the mindset and attitude Fortis expects of its staff.

In 2003 Fortis evaluated and, where necessary, stepped up attention to implementation of the Code of Conduct. Employees can put forward questions to their business's Compliance Officer or to the central email address. The businesses report periodically on observance of the Code of Conduct. In 2004 a dialogue with employees will be carried out as part of an investigation into whether the Code of Conduct needs to be updated.

Shareholders

Fortis is committed to applying the principles of good corporate governance, aiming for an effective and transparent management structure with the right division of responsibilities between executive and regulatory functions. All shareholders have equal rights and entitlements, e.g. voting, dividends. The section on corporate governance provides a comprehensive review of these and many other aspects of Fortis's relationship with its shareholders.

A good valuation and a favourable perception of the company and its CSR policy are of prime importance to Fortis and its shareholders. Its performance is reflected by its inclusion in a number of sustainability indices and funds. Fortis is part of the FTSE4Good sustainability index and was added to the Dow Jones Sustainability STOXX index and the Dow Jones Sustainability World index in 2003.

Fortis regards corporate social responsibility as an integral part of its operations, a way of doing business. Consequently, comprehensive information on sustainability is contained in the sections devoted to the businesses: customer satisfaction surveys (pp.17, 21, 36 and 39), sustainable investment funds (p.18), sustainable asset management (p.28), green financing (p.25), specialist advice and trading of carbon dioxide emission rights (p. 25), charity management (p.28) and the code of conduct for insurers in the Netherlands (p.36) and Belgium (p.41).

More detailed information is also available at www.fortis.com/community.

Customers

Fortis is always looking for distinctive solutions that will better meet its customers' financial needs. Customer satisfaction surveys provide an important source of information for Fortis to help optimize its services. As is reported in the separate sections of this report, the different businesses within Fortis each conduct their own surveys.

Straightforward, explicit information is a precondition for a good relationship with the customer. To this end, Fortis's general banking and policy conditions are written clearly and presented in an easy-to-read layout. Fortis communicates with and provides services to customers by means of personal advice and via the Internet, telephone and self-service desks.

Fortis aims to keep its corporate reputation as a reliable financial services provider beyond reproach at all times, taking great pains not to enter into any relationship with people or organizations involved in or suspected of illegal or unethical activities. Fortis Bank in the Netherlands has designed a special method aimed at familiarizing account managers with the interpretation of the code of conduct using theoretical dilemmas.

Fortis Bank's credit department works together with its various commercial divisions in establishing rules, standards, models and procedures for efficient lending practices. Lending policy is continually revised in response to economic and social changes. For example, Fortis Bank has closely examined sustainability and ethical provisions in its credit policy for all sectors. In a parallel development, a number of steps were taken to create a formal framework for socially responsible lending. In 2003 the credit department established an autonomous compliance function to test Fortis Bank's lending process against Fortis's general compliance regulations. A network of compliance correspondents was set up in all 14 countries where the credit department is active.

Late 2003 the lending policy committee approved an amended credit charter in which the ethical conditions for lending were tightened and general sustainability principles were added. This ethical framework is formed by regulations that transcend strictly legal or fiscal regulations and that reject decisions and behaviour that – although perfectly legal – are unacceptable from an ethical point of view. Sustainability is thus firmly anchored at all levels of Fortis Bank's lending operations. Environmental and social risks form part of the credit analysis and, consequently, of the decision-making process. In 2004 the ethical framework will be further crystallized with the introduction of specific regulations and criteria applying to each business sector and type of loan.

People at Fortis

The Fortis corporate values continue to apply in full to the relationship between the company and its employees and to the relationship between employees. Respect, openness and solidarity are important features of these relationships.

Fortis redefined its human resources (HR) policy in 2003, creating an integrated policy Fortis-wide. Its policy lays down a number of strategic objectives, including identifying and developing employees with management and leadership potential, preparing the 'HR Next Generation', in part by launching an HR school, and focusing on the quality and support of customer forums within all Fortis entities.

Excluding the American insurance business, Fortis employs around 54,000 people in over 50 countries, some 80% of whom in the Benelux region. The number of employees (measured in terms of FTEs) came down by 1.7% in 2003 compared with the previous year. Fortis Bank's redundancy scheme gave staff the opportunity to take voluntary early retirement, from the age of 56 in the Netherlands and from 55 in Belgium.

Fortis's workforce can be broken down into 56% men and 44% women, with women filling over 6% of senior management positions in the Benelux countries. Fortis has announced a number of explicit diversity-related targets and measures for the years ahead, aiming to have women occupy 25% of senior management positions by 2012 and 50% of the positions in the 'Next Generation Leadership' programme in the near term. The appointment of a corporate diversity manager mid-2004 should help speed up the company's efforts in this area.

Fortis Venturing – innovation through employee entrepreneurship

In its effort to develop, encourage and exploit employee and management entrepreneurship, Fortis Venturing supports staff, management and customers in generating, developing and implementing new products, services, markets and/or business models. Fortis Venturing is a pioneering concept that encourages innovative Fortis employees and customers to develop creative, 'quick win' business initiatives. Fortis pursues a venture capitalist approach to support these employees and management in putting their ideas into practice.

Fortis Venturing received 190 ideas in 2003, 22 of which were submitted to an Innovation Committee and 12 of which were implemented. Examples include Fortis Yacht Services, a service to personal banking clients, and energy-related financial instruments, such as weather derivatives and emission rights, for Merchant Banking customers.

Fortis's HR policy focuses on topics such as workload, stress and absenteeism and on the identification of risk factors. The different businesses have defined a structured approach to workload and stress. Fortis Bank in Belgium and the Netherlands has built in a high degree of employee flexibility regarding working hours. Absence through illness, already relatively low, is on the decline. Various entities have introduced a structured approach to tracking and managing absenteeism. In 2003 absenteeism came down 0.5 percentage points to 4.3%.

One of the premises of Fortis's HR policy is that its staff's knowledge, skills and ongoing development are essential ingredients of the company's long-term success. A number of important training and personal development projects have thus been launched. Examples are an integrated training catalogue for all employees in different countries, a Fortis-wide competency catalogue, a drastically revised and structured offer of management training at an international level and a pilot project on 'free learning', enabling employees to take courses on their home computers aimed at their general development. The number of training days at Fortis Bank in the Benelux region climbed nearly 6%, to 126,086 in 2003, while in Belgium this figure rose over 16%. Fortis ASR has introduced e-learning, allowing employees to participate in training courses from their own workplace, whenever and in whatever pace they want.

In 2003 Fortis introduced a uniform performance review system for senior management. Fortis also attaches a great deal of importance to social consultation and encourages its staff to exercise the right to employee participation. In 2003 it met with employee representatives to discuss, among other things, job grading at Fortis Bank, a new social plan and a new collective agreement (including employee pension contribution) in the Netherlands, and the formation of works councils and consultation committees in the Netherlands and France. At Fortis ASR, works councils were adjusted to the new organizational structure and intensive discussions were held on the reorganizations. The company also began preparations for the social elections in Belgium planned for 2004, and organized a two-day workshop on retail banking with members of the works council.

Fortis conducted an extensive employee survey late 2003 to determine what its employees feel is important in the area of corporate social responsibility, what they expect of their company and how they think they can make a contribution. More than 1,000 employees completed the survey, many of whom believe that Fortis should fulfill an important function in society and are willing to commit their time and energy.
In spite of this, they are not aware of many of the company's socially responsible initiatives. Fortis will therefore intensify its information provision. In addition, mid-2004 specialist workshops will also be organized for employees who have indicated that they are eager to devote their time. The aim is to start up new CSR activities from 2004.

Society at large

Commitment to society in the form of donations and volunteer work is an essential ingredient of Fortis's social responsibility. The company encourages its employees to get actively involved in community projects. All parties benefit: the social organizations to which Fortis contributes volunteers receive knowledge, assistance and financial support, while the volunteers enjoy a widening of horizons and personal development. At the same time, Fortis's commitment boosts employee motivation and company pride, which in turn benefits the company. Fortis contributes to a better society through the Fortis Foundations.

Fortis Foundation Netherlands

People helping people: this idea is at the heart of the activities performed by Fortis Foundation in the Netherlands. Fortis employees volunteer to help the disadvantaged, and the foundation offers them support in the form of facilities and funds.

Fortis employees teach Dutch to immigrants, organize sports days for children in asylum seekers' centres, act as mentors to high school students and help underprivileged youth in their personal development. Fortis Foundation wants to concentrate more on tapping into the rich source of talent among Fortis employees. Employees who, for instance, are willing to give workshops on personal skills or entrepreneurship or who become mentors or provide advice, under the motto: 'Where worlds come together and inspire new insight'. An example is the Cityteam project, through which Fortis trainees coach underprivileged youngsters by offering workshops on pro-active behaviour and teaching them to set goals for themselves.

The 65 members of the Stimulans Committees, the internal ambassador's network of Fortis Foundation Netherlands, organize local volunteer projects. Five hundred and seventy-two Fortis employees participated in these projects in 2003.

Employees can also receive financial support for charitable causes to which they donate their time. Two hundred and sixty-seven Fortis employees made use of this option in 2003. Over 600 employees expressed their commitment to society as part of a group and, together with their team, embarked on a social team building activity. A total of 2,335 Fortis employees devoted their time to more than 300 social organizations in the Netherlands in 2003. Fortis Foundation Netherlands has an annual budget, excluding personnel costs, of EUR 1 million.

Fortis Foundation Belgium

In Belgium, Fortis expresses its commitment to society through the Fortis Foundation Belgium, which provides direct financial assistance to organizations devoted to the underprivileged in our society. Support is mainly given to children and young people, but there is also a focus on promoting solidarity between the generations. Examples include the purchase of teaching material, setting up playgrounds and activity centres and financing holidays and sporting activities for sick and/or deprived children and youngsters. Socially committed Fortis employees suggest these projects themselves. They form a valuable pool of employee volunteers who supplement financial support.

Fortis Foundation involves Fortis's staff in Belgium in its activities through its 'Solidarity Days', when practical activities such as gardening, painting and wallpapering are performed on a one-off basis by employees in their leisure time. Fortis Foundation Belgium selects the projects and provides staff for supervision. An extension of these activities is the 'We can help YOU to help' programme. This programme gives staff and early retirees the opportunity to donate their experience, expertise and network to social organizations that organize activities such as financial management, practical jobs, homework assistance and computer network maintenance.

Fortis Foundation Belgium's activities rely on an ongoing analysis of and commitment to its social and financial support policy. Fortis Foundation wants to use the public platform 'Meeting for the future', which it organized for the first time in 2003, to engage all parties involved in the discussion on social needs, responsibilities and resources.

In 2003 159 projects were supported to an amount of EUR 1.2 million. Since the foundation was set up in 1996, 736 projects have been approved involving a total amount of EUR 8.9 million.

Sponsoring

Fortis also expresses its commitment to society through its sponsoring activities. In Belgium and the Netherlands the company is an active sponsor in a number of areas, including sports, culture, music festivals, fashion and design. Sponsored events are selected based on their ability to reach various target groups. A social aspect is integrated where possible, for instance via the Foundations or through voluntary participation of Fortis staff, and benefits are offered to customers and personnel. One way Fortis stands out from the crowd is by sponsoring and supporting the 'Spullenhulp' textile and sporting centre fashion show. Fortis's know-how and expertise is helping this organization for the needy to achieve its goals.

Environment

Fortis recognizes the need to protect the environment. The company aims to raise its environmental performance to a socially responsible level and to keep it at that level. Its goal is to comply with the provisions prescribed by environmental legislation and regulations at the very least and to anticipate future legislation. Fortis also aims to achieve a structural, ongoing reduction in the degree of environmental impact caused by its operations.

Fortis's facilities management is decentralized. As the different entities are responsible for complying with and carrying out the regulations, programmes or initiatives can vary from country to country, Fortis strives to pursue a clearly defined policy and approach.

Under an agreement with the Dutch government, Fortis has pledged to practise economical and efficient energy consumption, with Fortis Bank committed to a 25% cut by 2005 and Fortis ASR to a 23% reduction by 2006 compared with a decade earlier. To ensure that the targets set out in the Long-range Energy Consumption Agreement are met, Fortis Bank and Fortis ASR have prepared energy plans for each building they occupy. These plans are updated every two years.

Fortis Bank in the Netherlands works with Waste Care Systems. Waste is separated by means of a recycling collection point placed near each workstation, into which employees put their own waste materials. This allows for subsequent recycling, is less harmful to the environment and is cost-effective to boot. Fortis ASR has set up special service areas at its head office in accordance with a similar method.

In Belgium, Fortis Bank prepares an annual environmental programme, carried out by various task groups, involving paper, the environment and energy. In 2003 a great deal of attention was devoted to raising consciousness and improving behaviour among employees in order to reduce the impact on the environment. Fortis Bank has introduced a new system for waste management in all of its large premises. Paper consumption in copying machines was reduced by 7% compared with the previous year.

A multidisciplinary jury of the Brussels Institute for Management of the Environment awarded Fortis's headquarters in Belgium the 'Eco Dynamic Enterprise' label in 2003. The jury particularly appreciated the consciousness-raising campaigns, environmentally sound technological choices, excellent maintenance programme and integration of the living environment into daily policy.

Risk management

Fortis's banking and insurance activities are exposed to various types of risk. It is important that these risks are measured and monitored accurately, and with this in mind Fortis employs a consistent methodology which is applied throughout the entire organization. In addition, Fortis pursues a prudent risk policy. The specific organizational structure for the risk management activity is entirely geared towards this.

Centrally controlled organization

Fortis has a centralized organizational structure for risk management. The Board of Directors monitors group solvency and determines the general risk/return requirement. At the level of the Executive Committee, a subcommittee chaired by the CEO and CFO is responsible for setting the strategic guidelines and producing consolidated reports on risk management at group level. The subcommittee also allocates economic capital to the various Fortis entities and monitors the warning system for the solvency position. The banking and insurance activities each have their own responsibilities within this overarching monitoring of the risk management activities.

In the banking activities, these responsibilities lie with the Board of Directors and the Management Committee. They are assisted by a number of specific committees within the Bank, such as the asset and liability committee (ALM), the policy committee for operational and market risks, the credit policy committee and the credit committees.

Responsibility for risk management in the insurance activities lies with the individual companies, since these are closest to the source of the various risks. In 2003 work continued on the development of a common quarterly reporting system for global risk exposure for the insurance activities.


Risk
Investment Risk
Underwriting Risk
Operational Risk
Market Risk
Life Risk
Business Risk
Credit Risk
Non-life Risk
Event Risk

Market risk

The market risk is the risk of losses due to sharp fluctuations on the financial markets - in share prices, interest rates, exchange rates or property prices. These fluctuations also create risks which impact on the structural positions of the banking and insurance activities (ALM risk) and on the trading positions taken by the banking business (trading risk).

Fortis monitors and controls its ALM risk with the aid of risk indicators such as basis point sensitivity (which indicates how much the market value of all assets and liabilities changes when each individual point on the yield curve changes by one basis point), the 'duration' of the capital and reserves (a general measure of the interest-rate risk), the 'earnings at risk' (an indicator that simulates the effect of changes in interest rates on future results) and the 'Value-at-Risk' (VaR), which calculates the potential structural loss for Fortis resulting from fluctuations, based on a horizon of one year and a reliability interval of 99.97%.

In the banking activities, the fixed-rate period of the assets is longer than that of the liabilities; this is logical, since banks traditionally receive funds in the shorter term and reinvest them for the longer term. As a result, an upward movement in the yield curve on the capital market will lead to a more pronounced fall in the assets than in the liabilities. This also has the effect of reducing the value of the bank, which is after all the difference between its assets and liabilities. A movement in the opposite direction naturally increases the bank's value.
In the insurance activities, by contrast, the liabilities have a longer term than the assets, since the commitments of the insurer, especially in Life business, have a longer fixed-rate period than the assets in which the insurer can invest. Moreover, traditional insurance products generally incorporate guaranteed interest rates. As a result, an upward movement in the yield curve has a favourable effect and boosts the value of the insurance activities. Conversely, a downward movement will of course reduce the value.

This fundamental difference in the balance sheet structure of the banking and insurance activities means that the combination of the two activities reduces the overall impact of interest rate movements on Fortis.

Sensitivity analysis : impact of risk factors on Fortis fair value
(situation on 31 December 2003)



Shift
Twist
Inflection
Fall in interest rates
Shift
Twist
Inflection
Rise in interest rates
Fall in exchange rates
Fall in non-European share prices
Fall in European share prices
Fall in real estate value
Banking
Insurance

The graph above shows that a fall in the value of equities, for example, has a one-sided negative impact on the value of Fortis. In other words, it has a negative effect on both the banking and insurance activities. The impact of a change in interest rates, by contrast, is both negative and positive and the effects on the banking and insurance activities thus partially cancel each other out.

Finally, the trading risk is closely connected with the activities of Merchant Banking. This risk is also monitored using the VaR indicator, based on a horizon of one day and a reliability interval of 99%. The different components of the market risk (interest rates, exchange rates, equities and commodities such as gold and silver) are evaluated both separately and in combination, taking into account correlations between the movements in market values of these different components.

The effectiveness of the VaR calculations is tested using 'back-testing'; this involves a review of the number of days when the losses were greater than the estimated VaR. Fortis applies a probability level of 99%, which means that the negative trading result may only be greater than the VaR on one day per 100 days. Back-testing analysis reveals that Fortis achieved this target: in 2003, on exactly two days of a total of 248 working days, the difference in market value of two successive days was greater than the estimated VaR.

Credit risk

The credit risk is the risk arising when a borrower or counterparty is no longer able to repay their debt. This may be the result of inability to pay (insolvency) or of government restrictions on capital transfers.

This risk arises both in traditional lending - mainly in the banking activities - and in the purchase of investments - mainly in the insurance activities. Both divisions of Fortis use appropriate instruments to evaluate and monitor these risks adequately.

There are three main potential sources of credit risk within the banking activities: the counterparty risk, the transfer risk and the settlement risk. Fortis Bank applies strict checking procedures within a fully independent credit approval process. In essence, the credit policy aims to spread the risks across several sectors, countries and markets.

In addition, Fortis Bank uses an internal rating system for credit risk management, which is applied to its total credit portfolio based on statistical analyses and the expected default frequency. This enables individual credits to be priced on the basis of risk. It also generates the information needed to calculate the economic capital and the risk-adjusted returns.

Since 2000, Fortis Bank has been actively pursuing a policy of improving the risk/return profile of its credit activities by constantly improving its risk assessment and applying risk-weighted pricing. It is also working to reduce the outstanding credit risk by securitizing a part of the existing credit portfolio.

In the light of the New Basel Capital Accord ('Basel II'), the Bank has opted for the Internal Rating Based method for assessing its credit risk; this involves an assessment of the risk of failure of the counterparty based on its own historical data.

The credit risk in the insurance activities relates mainly to the counterparty risk in investments. Fortis limits this type of risk by setting strict creditworthiness standards for investments and by spreading investments across sectors and regions. A substantial part of Fortis's insurance portfolio in the Benelux countries is invested in fixed-income securities which are covered by direct or indirect government guarantees.

Strong solvency (in EUR million)



25000
20000
15000
10000
5000
0
A
B
C
D
E
A Fortis minimum
Bank: 6% of Risk-Weighted Assets (Tier-1)
Insurance: 1.75 Statutory requirements
B Fortis maximum
Bank: 7% of Risk-Weighted Assets (Tier-1)
Insurance: 2.50 Statutory requirements
C Legally required minimum
D Net Core Capital
E Economic Capital
Banking
Insurance

Underwriting risk

The underwriting risk relates to the risks inherent in the insurance activities in addition to the ALM risk referred to earlier. The life assurance risk relates to discrepancies in timing and amounts in life insurance policies. The risk in the Non-life activities relates to the degree of variability of future claims and the uncertainty concerning the development of existing claims.

Fortis's actuarial departments regularly assess the adequacy of the insurance charges and technical provisions. Reinsurance is practised mainly in Non-life.

Operational risk

The operational risk encompasses all risks which are not specifically connected with the performance of banking or insurance activities. For the purposes of reporting and monitoring, this risk can be divided into two categories. The first comprises the risk of losses due to non-recurring events such as system error, fraud, crime, legal proceedings or damage to buildings or equipment. The second category incorporates the business risk, and in particular losses due to changes in the structural and/or competitive environment.

The initiatives taken by Fortis in 2002 to improve the monitoring and control of this risk through better assessment and measurement were continued and intensified in 2003. Fortis has developed a specific instrument for this, which is applied throughout its global operations. Among other things this instrument encompasses the reporting of operational losses, modelling of operational risks, the carrying out of self-assessments, observation of key risk indicators and business contingency planning. In the context of Basel II, Fortis has opted for the 'Advanced Measurement Approach' for assessing its operational risks.

Fortis is a co-founder of the Operational Risk Data Exchange Association (ORX). This joint initiative by a number of major international banks provides for the exchange of data to enable the operational risk to be analyzed and modelled more accurately.

Economic capital

The 'economic capital' is calculated on the basis of the relative importance of each risk category. It represents the amount of capital needed to guarantee the solvency of Fortis with a reliability interval of 99.97% and a horizon of one year, given the group's risk profile. This calculation is based on a method developed within Fortis. The methodology is continually refined and adjusted. Coherence between all measurement and control instruments is guaranteed by the fact that a single central team is responsible both for modelling and for the policy lines.

Economic capital by risk type

(after diversification, year-end 2003)



ALM Risk	38.5%
Trading Risk	3.3%
Credit Risk	46.3%
Operational Risk	11.6%
Insurance Risk	0.3%

Using this methodology, the capital requirements have been calculated separately for each type of risk. Since it is extremely unlikely that all risks will manifest themselves at the same time, the amount of capital and reserves required to cover the risks is lower than the sum of all individual risk components. Instead of simply adding up the capital requirements for each risk category in order to obtain a total picture for Fortis, therefore, allowance is made for the tendency of certain risks to evolve simultaneously.

The total economic capital after diversification is very low compared with both the available capital and the internally imposed maximum and minimum limits. The credit risk has remained unchanged for several quarters. The trading risk has risen slightly recently because Fortis has increased the trading activities for its own account in order to take advantage of the growing volatility on the interest and currency markets. The ALM risk has decreased sharply due to the shrinking of the equity portfolio and the reduction in interest rate sensitivity resulting from a marked increase in the compensation of positions between the banking and insurance activities.

Return on Risk Adjusted Capital
(in EUR billion)

	Economic Capital		RoRAC [1] after tax in %		RoRAC [2] after tax in %	
	2002	2003	2002	2003	2002	2003
Network Banking	7.5	7.5	5	13	13	13
Merchant Banking	2.5	3.0	12	17	12	18
Investment Services	0.3	0.3	84	82	84	82
Total Bank	**10.3**	**10.8**	**9**	**16**	**15**	**17**
Fortis AG	0.9	0.8	8	12	25	38
Fortis ASR	1.5	1.2	-38	33	24	35
Fortis, Inc.	0.5	0.5	62		59	
Fortis Insurance International	0.5	0.4	-25	23	13	23
Total Insurance	**3.4**	**2.9**	**-9**	**31**	**28**	**39**
General sector	0.6	0.4				
Fortis Total	**14.3**	**14.1**	**5**	**18**	**17**	**20**

[1] *After value differences*
[2] *Before value differences*

RoRAC

The Return on Risk Adjusted Capital (RoRAC) is a performance yardstick which establishes a consistent relationship between the risks and returns of Fortis's various activities. RoRAC is calculated by dividing the risk-weighted return by the economic capital. The risk-weighted return is itself determined on the basis of the net operating results, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Prudent risk management

Fortis is convinced that its solvency remains extremely robust despite the difficult market conditions. This conviction is based on Fortis's solid and carefully thought out approach to monitoring the capital requirements. Systematic follow-up of the economic and regulatory solvency position avoids the need for drastic interventions. The successful placement of a FRESH bond ('Floating Rate Equity-linked Subordinated Hybrid Capital Securities') with investors in April 2002 to an amount of EUR 1.25 billion contributed to this. Internal control systems are also in place to check and monitor the natural risk cover against interest rate movements. The impact of movements in interest rates is analyzed bearing in mind the diversification into banking and insurance activities.

In addition, the Fortis Risk Committee has instructed each group insurance company to evaluate its equity positions and to limit the outstanding risk, in a phased process. Following the sharp falls on the equity markets, Fortis decided to rationalize its equity positions substantially at the end of 2002. Given the very negative market conditions and the uncertainties that preceded the war in Iraq in the first quarter of 2003, it was decided to take a pro-active approach and mitigate the risks on equities via a hedge operation. Although the markets stabilized somewhat thereafter, it was still decided in the second quarter of 2003 to sell off a substantial portion of the equity portfolio and at the same time to unwind some of the hedge; this process was completed by the end of 2003.

Since then, major strides have been made towards further integ-rating and coordinating the policy on the asset structure of the various Fortis operating companies. Internal limits have been established for the risk of exceeding the Fortis minimum, for the 'earnings at risk' and for the ratio between economic capital and fair value. In addition, internal stress tests have been established for the solvency of individual operating companies. These tests apply over and above the norms applied for these variables within Fortis as a whole.

Corporate governance

There was an especially strong focus on corporate governance in 2003. On 21 May, the European Commission launched an action plan designed to modernize company law and to improve corporate governance in Europe. This prompted individual EU member states to draw up their own codes in this area. The committee in Belgium chaired by Maurice Lippens is expected to publish its corporate governance code (which will apply to listed companies headquartered in Belgium) at the end of 2004. This will replace the existing guidelines dating from 1998. In the Netherlands, the committee chaired by Morris Tabaksblat presented its final corporate governance code on 9 December 2003.

Tabaksblat Code

Fortis supports the goal of the Tabaksblat Committee to use the corporate governance code to promote a sound and transparent system of checks and balances within companies. That objective is in keeping with Fortis's ongoing efforts to evaluate the conduct of its business, including the associated risk management and monitoring systems, and to amend these where necessary to ensure maximum integrity and transparency. A corporate governance code founded on existing best practices will provide companies with a standard by which to configure the conduct of their business and to support them in their risk management. A code of this kind can thus contribute positively to the confidence of investors and other interested parties in the capital market and to the valuation of individual companies.

The Tabaksblat Code came into effect at the beginning of the financial year 2004. Fortis verifies its compliance with the code by analyzing its 21 principles and 113 best practice provisions. While it supports the underlying principles of the Code, Fortis has also to achieve the optimum alignment of its corporate governance with the special features of its legal structure, which is strongly international in character. This aspiration is in keeping with European Commission initiatives aimed at integrating international capital markets and promoting cross-border operations by multinational enterprises.

Particular reference is made to three points: Fortis's 'twinned share' gives it a unique cross-border equity structure, with equal rights for shareholders in the Dutch and Belgian parent companies. That means that the Dutch and Belgian Codes are both applicable to Fortis, even though lack of convergence in the European Union means that discrepancies between the two are possible. Differences in local legislation can also have an influence. In addition, Fortis has long operated a single-tier management structure (see 'Board of Directors'). The Tabaksblat Code acknowledges that Dutch companies may, in principle, opt for structures of this kind, yet its various provisions are framed primarily for the customary management structure in the Netherlands, which comprises an Executive Board and a Supervisory Board. Given the significant differences that exist between a two-tier management structure of that kind and the single-tier model (including the composition of the Board of Directors and the powers allotted to shareholders), the functioning of the Code's different provisions with regard to single-tier management structures is not always obvious. Finally, Provisions in the Code will require changes to existing legislation. It is not clear when and in what form the proposed legislation will come into operation, which means that its implications and interpretation (including the provisions regarding proxy voting) are also uncertain.

Based on the information available and stressing the issues raised above, Fortis does not currently anticipate any substantial variation from the principles and best-practice provisions drawn up by the Tabaksblat Committee. Further details will be provided in the 2004 annual report and will be placed on the agenda of the General Meeting of Shareholders in 2005 for discussion. Where applicable, Fortis will also indicate how the individual matters to be placed on the agenda for the General Meeting of Shareholders in 2004 relate to the provisions of the Tabaksblat Code. The Tabaksblat Code itself will be included as a separate item on the agenda.

Fortis is working on a document to be published on its website, which will include information on the way in which it has organized its governance. This initiative will enable shareholders and other interested parties in the capital market to keep themselves actively up to date, thereby contributing significantly to the transparency that is Fortis's goal. Effective corporate governance has to be shaped and elaborated in practice in response to evolving regulation, market standards and the needs of the company. That is why Fortis is also considering setting up a permanent internal committee operating under the authority of the Board of Directors, which would make recommendations regarding Fortis's governance structure. In keeping with best practice, substantial amendments will be submitted for the consideration of the General Meeting of Shareholders.

Fortis's structure and share

Fortis was created in 1990 by the cross-border merger – Europe's first – between the Belgian insurer AG Groep and the Dutch bancassurance group AMEV/VSB. The merged company's legal structure subsequently evolved into its current form, comprising a group headed by Belgian and Dutch parent companies, a Board of Directors and a 'twinned' equity structure. The two parent companies – Fortis SA/NV and Fortis N.V. – administer Fortis Bank, which combines the group's banking operations, and Fortis Insurance, in which its insurance activities are brought together.

The Fortis share represents a unique 'twinned' equity holding in both Fortis SA/NV and Fortis N.V., with the associated voting, dividend and other rights. This concerns a total of 1,298,200,094 shares as at 31 December 2003. Each share carries a single vote at the shareholders' meeting of both Fortis SA/NV and Fortis N.V. The latter's authorized capital also includes A and B cumulative preference shares. Fortis N.V. has granted a call option on A cumulative preference shares to Stichting Continuïteit Fortis. Further information in this regard can be found in note 8 of the Annual Accounts.

General Meeting of Shareholders

Fortis shareholders are entitled to attend and cast their votes at the General Meetings of Shareholders of both companies. They can do so in person or by proxy. The two shareholders' meetings basically deal with the same matters, including the annual report, dividend, the appointment and reappointment of members of the Board of Directors, amendments to the Articles of Association and the issue and purchase of equities. The Articles of Association specify that agenda points have to be approved by both meetings if they are to be enacted. The agenda for the shareholders' meeting is drawn up by the Board of Directors, but Fortis shareholders are also entitled to put forward matters for discussion or voting at the shareholders' meeting.

Dividend

A unique feature of the 'twinned' Fortis share is that holders can choose whether they want to receive a dividend originating in Belgium or the Netherlands, thus ensuring the continuation of the various tax benefits open to them. Fortis's dividend policy is geared towards the distribution to shareholders of roughly 40–45% of net earnings. A dividend proposal takes account of the current and expected financial situation, the requirements of the company and the outlook for the financial markets. Further information regarding the dividend can be found in note 19 of the Annual Accounts.

Board of Directors

The Board of Directors consists of a maximum of seventeen members; a maximum of sixteen non-executive members and one executive member, the Chief Executive Officer (CEO). The responsibilities of the Board of Directors are laid down by law, in the articles of association and the internal regulations. These regulations also specify the operation and the composition of the Board of Directors and its committees, the organization of its meetings and its decision making process.

The Board of Directors operates in a complex environment requiring constant adaptation and evolution. The Board therefore discusses its corporate governance at length every year. It was decided in 2003 to extend the Board of Directors to include more international members, to replace the dual chairmanship with a single Chairman, to scrap the Chairmen's Committee and to replace it with consultation between the Chairman and CEO, and for Fortis's Chairman to cease to sit on the Audit Committee. These decisions will be enacted in 2004.

Appointment and reappointment

Members of the Board of Directors are appointed by the shareholders. Non-executive directors are appointed for a maximum term of three years. The upper age limit for non-executive directors is 70, although exceptions can be made in special circumstances. The upper age limit for the CEO is 60, which can be raised to 65.

Individual members of the Board of Directors are not automatically reappointed. The Chairmen must first evaluate the performance of members who wish to be considered for reappointment. The Compensation and Nominating Committee then makes a recommendation to the Board of Directors, which in turn submits the candidate's reappointment to the General Meeting of Shareholders. Shareholders, finally, vote on whether or not to reappoint the proposed individual to the Board of Directors.

Independence

The Board of Directors has adopted the following principles with regard to the independence of its non-executive members:

- A non-executive director may be viewed as independent if he/she does not have a business or other relationship with Fortis that could impinge on his/her independence of judgement. The Board of Directors takes account of relationships such as those of a significant customer, supplier or shareholder of the company, or affiliate with such parties, when considering the independence of its members and of candidates for a seat on the Board.
- In the Board's view, a significant shareholder is one that holds at least 10% of outstanding Fortis shares. No shareholders fell into that category on 31 December 2003.
- In order to determine whether a director has any other significant relationship with Fortis, the Board of Directors observes all statutory criteria as well as the relevant recommendations made by the various codes for best practices.
- No member of the Board of Directors has any other significant relationship with the company or is affiliated with a party that does have such a relationship with the company.

Meetings

In principle, the Board of Directors meets ten times a year, according to a fixed timetable, and on as many other occasions as Fortis's interests require or at least two members of the Board consider it desirable. The matters to be dealt with are incorporated in an overall annual agenda. The matters to be dealt with at each meeting are finalized in consultation between the two Chairmen and the CEO no less than two weeks prior to the meeting. Members of the Board of Directors receive the meeting documents in good time – i.e. at least five days before the meeting – to enable them to prepare properly. In principle, decisions of the Board of Directors are taken by qualified majority voting. In practice, however, all decisions are taken unanimously and on a consensus basis.

The Board of Directors met on nine occasions in 2003. Recurring issues included the financial results, economic outlook and strategy to be pursued by the different elements of Fortis. Strategic discussions form part of the basis on which Fortis's overall strategy is oriented. The Board of Directors also discussed the financial market crisis, the budget, Fortis's overall strategy, the reports of the Audit Committee, the Risk and Capital Committee and the Compensation and Nominating Committee, the employee and management stock and option plan, the proposed IPO for the group's US insurance operations and the sale of Seguros Bilbao. The composition and the remuneration of the members of the Executive Committee has also been the subject of decision making within the Board of Directors.

Remuneration

The remuneration of non-executive directors comprises a fixed annual sum plus an attendance fee for each Supervisory Board meeting. They do not receive any variable or profit-related compensation, option rights, shares or fees of any other kind. The total remuneration of non-executive directors amounted to EUR 1.9 million in 2003.

The CEO's remuneration consists of a fixed base salary, a variable annual incentive and a variable long-term incentive that was paid out in 2003 partly in the form of option rights and 'restricted shares' – shares that can only be acquired three years after allocation at the closing price on the allocation date – and partly in cash. The level of the variable remuneration depends on factors such as individual performance, the performance of Fortis relative to predefined targets and the performance of Fortis relative to several businesses in the same sector. The CEO received remuneration equal to EUR 2.1 million in 2003.

One non-executive director holds option rights arising from his previous executive position. The CEO holds options, stock appreciation rights and restricted shares arising from his current post. Several members of the Board of Directors hold Fortis shares. The option and share ownership of all members of the Board of Directors was reported to the Netherlands Authority for the Financial Markets as required under Dutch law. They jointly hold 811,146 shares and 256,030 options and restricted shares. Note 18 of the Annual Accounts focuses in greater depth on remuneration policy, the actual remuneration of members of the Board of Directors and ownership of Fortis option rights and shares.

Members of the Board of Directors have not been provided with loans or credit other than those granted in the normal course of Fortis's financial operations on the same commercial terms as would apply to our customers. Details of loans and credit provided to members of the Board of Directors are set out in note 18 of the Annual Accounts.

Committees

Three committees have been set up within the Board of Directors: an Audit Committee, a Risk and Capital Committee and a Compensation and Nominating Committee. The former Chairmen's Committee was abolished in August 2003 and replaced by regular consultation between Fortis's two Chairmen and the CEO. The committees' tasks are specified in a set of rules. Committee members offer specific expertise in the relevant field, which means that each committee delivers genuine added value. The committees are tasked with a variety of preparatory and support activities on behalf of the Board of Directors and can advise management as and when requested.

Audit Committee

The members of the Audit Committee are Valère Croes and Klaas Westdijk (both are chairmen), Jaap Glasz, Maurice Lippens, Jan-Michiel Hessels and Philippe Speeckaert. They are supported by Fortis's General Auditor. The Audit Committee helps the Board of Directors and meets with the internal and external auditors and with the management responsible for financial reporting, risk management and legislation compliance. The Audit Committee is supported in turn by the corresponding committees at the main Fortis subsidiaries. The Audit Committee's remit is specified in the 'Audit Committee Charter', which the Board of Directors approved in August 2002.

The Audit Committee met on five occasions in 2003. It dealt with the following issues:

- review of quarterly and annual accounts, accounting principles and practices, their relevance and consistency, and discussions with management and auditors on significant issues;
- progress with the IFRS project;
- review of the quality of internal control systems, assisted by reporting from Fortis Audit Services and the external auditors; the Audit Committee also took a close look at projects geared towards improving management reporting on internal control;
- review of the quality of internal audit activities through analysis and discussion of the annual audit plan, regular consideration of reports from Fortis Audit Services on internal auditing and fraud cases, and of information regarding management follow-up of audit recommendations. Both Chairmen of the Audit Committee also met individually with the General Auditor;
- review of the independence of the external auditors, taking account of the applicable rules, discussing the letter of appointment and the audit budget, and review of the quality of the external audit process, based on the auditors' report to the Board of Directors;
- review of the efficacy of the compliance function, discussion of the annual compliance plan and annual report, and discussion of Fortis's code of business conduct and of important new regulations in the field of corporate governance, money laundering, and so forth;
- approval of a new organizational framework for the different Audit Committees at major subsidiary level;
- review of the operations of the Audit Committee itself and revision of the Audit Committee Charter.

Based on the reviews referred to above, the Audit Committee recommended to the Board of Directors that the audited Annual Accounts be included in the Annual Report.

Risk and Capital Committee

The members of the Risk and Capital Committee are Jaap Glasz, Maurice Lippens, Jan-Michiel Hessels, Anton van Rossum and Piet Van Waeyenberge. The Committee is assisted by Fortis's Chief Financial Officer. The Risk and Capital Committee advises the Board of Directors on Fortis's solvency and risk profile.

The Risk and Capital Committee was informed about Fortis's risk profile, solvency and specific financial transactions in relation to Fortis's solvency. The Committee met three times to discuss issues submitted for the cognizance or approval of the Board of Directors, such as:

- transactions relating to Fortis's financing;
- Fortis's risk-appetite guidelines regarding solvency, available shareholders' equity, economic capital, ratings, etc.;
- the annual assessment of Fortis's financial development;
- information about the different types of risk and the instruments Fortis uses to measure and assess those risks;
- impact of external guidelines such as Basel II and IFRS and their implementation;
- Fortis's risk management structure.

Compensation and Nominating Committee

The members of the Compensation and Nominating Committee are Jaap Glasz, Maurice Lippens, Etienne Davignon, Daniel Janssen, Annemieke Roobeek, Jan Slechte and Anton van Rossum. The CEO is not present during deliberations regarding his personal remuneration. The role of the Compensation and Nominating Committee is specified in a set of rules. The Compensation and Nominating Committee advises the Board of Directors on remuneration policy and the remuneration of members of the Board and the Executive Committee, on the appointment and reappointment of members of the Board and Executive Committee, and on Fortis's employee and management stock and option plan. Another of the committee's duties is to set the frame of reference for the remuneration policy for senior management at Fortis. The committee met on three occasions in the year under review, discussing matters including:

- remuneration of members of the Board of Directors;
- remuneration of members of the Executive Committee and a new structure for the Long-Term Incentive with the launch of a restricted share plan;
- reappointment of several members of the Board of Directors;
- the 2003 stock plan for all employees and the 2003 option plan for senior management;
- disclosure and other statutory duties regarding remuneration, and stocks and option rights held by members of the Board of Directors and the Executive Committee.

Executive Committee

Composition and appointment

The Executive Committee has eight members, of whom only the chairman – the CEO – has a seat on the Board of Directors. With the exception of the CEO, the members of the Executive Committee are appointed by the Board of Directors on the CEO's recommendation. As a member of the Board of Directors, the CEO is appointed by the General Meeting of Shareholders at the recommendation of the Board of Directors. Members of the Executive Committee, not including the CEO, hold permanent executive posts at other Fortis companies. They are responsible for the organization and development of their specific businesses.

Task

The CEO is responsible for day-to-day management, for setting the strategic priorities for Fortis's development and for implementing these plans after the Board of Directors has approved them. Amongst other things, the Executive Committee makes proposals in this regard for acquisitions, divestitures and capital allocation. The CEO then submits these plans for the discussion and approval of the Board of Directors. The Executive Committee meets twice a month according to a fixed timetable, and on as many other occasions as Fortis's interests require.

Remuneration

The remuneration of members of the Executive Committee consists of a fixed base salary, a variable annual incentive and a variable long-term incentive granted in 2003 partly in the form of option rights and partly in cash. The level of the variable remuneration depends on factors such as individual performance, the performance of the business relative to predefined targets and the performance of Fortis relative to several companies in the same sector. The total remuneration paid in 2003 to members of the Executive Committee – not including the remuneration received by the CEO – was EUR 7.4 million. Members of the Executive Committee hold option rights and restricted shares. Several members of the Executive Committee hold Fortis shares which, in line with internal principles, they view as a long-term investment. Members of the Executive Committee, not including the CEO for whom a separate report is prepared, jointly hold 793,836 option rights and 100,605 restricted shares. See note 18 of the Annual Accounts for a review of the remuneration policy and option and restricted share holdings.

International Advisory Council

The International Advisory Council is a general advisory body for the Board of Directors. It is made up of ten people with a variety of backgrounds and from the different geographical areas in which Fortis operates. It is chaired by Etienne Davignon and Jan Slechte. The International Advisory Council met once in 2004 to discuss matters such as the future of financial service providers, focusing on the economic situation, interest-rate movements, European regulation, the role of the European Central Bank and demographic developments in relation to Fortis's position.

Stock and Option Plans

Employees were once again given the opportunity in 2003 to acquire Fortis shares. The aim of the stock plan is to enable employees to express their confidence in the future of their company by investing in its shares. Each employee was given the opportunity of purchasing Fortis shares at a locally determined discount at the closing price on 3 October 2003. A total of 2,820,535 equities were issued and provided to participants under the stock plan.

Options on Fortis shares have also been granted to senior management as a token of confidence in their personal contribution to Fortis's growth and development. The strike price of these option rights is the closing price on 25 April 2003. The number of options to which each person could subscribe was determined individually according to the level and scale of the person's responsibilities. New Fortis shares will be issued or previously repurchased shares will be used on exercise of the option rights granted under this plan and as part of the stock plan. Note 13 of the Annual Accounts contains a review of the stock and option plans.

Compliance

Fortis's compliance function facilitates observance of laws, rules and standards by the company and its employees, thereby bolstering its reputation as a reliable partner – a reputation that has to be protected and strengthened through irreproachable, professional behaviour. Respecting laws, internal and external regulations, rules and ethical standards is an essential part of this. The foundations were laid in the General Code of Conduct that Fortis introduced in June 2002. These general rules are supplemented by more specific ones at individual Fortis businesses, geared towards their operations and local regulations. Each Fortis company has a Compliance Officer who promotes and monitors observance of laws, rules and ethical standards.

Specific compliance areas include customer due diligence (the 'know your customer' principle, which is primarily aimed at combating money laundering and other illegal activities, such as tax fraud); measures to prevent the financing of terrorism; fair market practices, including the application of Chinese walls and regulations to prevent the use of insider knowledge or share price manipulation in the securities markets; regulations governing consumer protection; and the prudent use of personal details (privacy issues). In addition to the rules to prevent the use of insider knowledge for securities transactions in general, specific rules apply to the members of the Board of Directors and the Executive Committee, together with numerous key executives within Fortis, to prevent the use of insider knowledge for private investment transactions in Fortis securities.

Auditing

External auditing is done jointly by KPMG and PricewaterhouseCoopers, whose report is included in the Annual Accounts. Fortis Audit Services reports to the Audit Committee and issues a twice-yearly opinion regarding Fortis's internal audit systems. In addition to the regular audits, specific topics are audited internally every year.

Supervision

As a binational, integrated financial services provider, Fortis is subject to different forms of external supervision. De Nederlandsche Bank (DNB) and the Pensions and Insurance Supervisory Authority (PVK) in the Netherlands and the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium share the view that, based on European and national regulations, supplementary cross-border supervision – in addition to specific national supervision of the different sectors – needs to be conducted on a Fortis-wide basis. The supervisory bodies laid down the coordination of their respective regulatory scope in an agreement in 1996, which was renewed on 28 February 2002.

The new agreement between the regulators stipulates that each will continue to perform sector supervision of the relevant activities of Fortis entities in their jurisdiction. Supplementary supervision is exercised jointly by the bodies. The CBFA has been designated as coordinator, as it supervises the largest part of Fortis's operations, measured by total assets and solvency requirements.

Supplementary supervision and the duties for Fortis arising from it include the shareholding structure of the parent companies, the reliability of directors and management, the group's organizational structure, its investment policy, risk concentration and intra-group activities. The regulators decided in a new agreement on supplementary supervision in June 2003 to perform a joint review of the organization and functioning of the governance bodies at Fortis's key businesses. The review began in September 2003 and is scheduled for completion in April 2004.

Regulation of the parent companies' shareholdings is based on the legal duty to disclose major acquisitions or disposals of Fortis shares. Fortis is obliged to notify the regulators forthwith if it has knowledge of any such acquisitions or disposals. Coordinated supervision takes the form of regular scrutiny and periodic and interim consultation with each of the regulators, or with the CBFA in its role as coordinator.

In addition to supplementary and consolidated supervision, all Fortis companies are subject to local regulators.

Jaap Glasz (1935)
Chairman
Independent*
Nationality NL
First appointed 1989
Term runs to 2004

Committees
Member of the Audit Committee, Chairman of the Risk and Capital Committee, Chairman of the Compensation and Nominating Committee

Other directorships
Professor of Corporate Governance (University of Amsterdam), Lawyer Van Doorne, Chairman Stichting VSB Fonds, Member Supervisory Board GlaxoSmithKline NL B.V., Member Supervisory Board Citroën NL B.V., Member Supervisory Board Coca-Cola Enterprises NL B.V., Deputy advisory member Enterprise Section of the Amsterdam Court of Appeal.

Count Maurice Lippens (1943)
Chairman
Independent*
Nationality B
First appointed 1981
Term runs to 2005

Committees
Member of the Audit Committee, Chairman of the Risk and Capital Committee, Chairman of the Compensation and Nominating Committee

Other directorships
Director Iscal Sugar, Director Total, Director Suez-Tractebel, Chairman Compagnie Het Zoute, Director Finasucre, Director Groupe Sucrier, Director Lambert-Brussels Group and Member of Trilateral Commission, Member Board of Directors of Associates of Harvard Business School, Member Harvard Business School European Advisory Council and Member Insead Belgium Council.

Viscount Etienne Davignon (1932)
Vice-chairman
Independent*
Nationality B
First appointed 1989
Term runs to 2004

Committees
Member Compensation and Nominating Committee

Other directorships
Minister of State, Chairman CMB, Vice-chairman Suez-Tractebel, Vice-chairman Umicore, Director Suez, Director Sofina, Vice-chairman Accor.

Jan Slechte (1937)
Vice-chairman
Independent*
Nationality NL
First appointed 1996
Term runs to 2006

Committees
Member Compensation and Nominating Committee

Other directorships
Former Chairman Shell Nederland B.V., Member Supervisory Board Samas-Groep N.V., Chairman Supervisory Board TU Delft, Director Stichting Continuïteit Fortis.

Anton van Rossum (1945)
CEO
Non-independent*
Nationality NL
First appointed 2000
Term runs to 2004

Committees
Member Risk and Capital Committee, Member Compensation and Nominating Committee

Other directorships
Director Geneva Association, Member Management Committee Federation of Belgian Companies, Member International Advisory Council of the American European Community Association, Member Advisory Council Solvay Business School, Member Advisory Council European Securities Industries, Member Board of Trustees and Global Counsellor of Conference Board.

Jan-Michiel Hessels (1942)

Independent*
Nationality NL
First appointed 2001
Term runs to 2004

Committees
Member of the Audit Committee, Member of the Risk and Capital Committee

Other directorships
Former Chief Executive Officer Royal Vendex KBB N.V., Chairman Supervisory Board Euronext N.V., Member Supervisory Board Royal Philips Electronics N.V., Member Supervisory Board Laurus N.V., Member Supervisory Board Royal Vopak N.V., Member Supervisory Board Schiphol Group N.V., Member Supervisory Board Heineken N.V.

Baron Daniel Janssen (1936)

Independent*
Nationality B
First appointed 1999
Term runs to 2005

Committees
Member Compensation and Nominating Committee

Other directorships
Chairman Solvay, Vice-chairman UCB, Chairman Advisory Board Solvay Business School, Member Steering Committee Trilateral Commission, Member Steering Committee European Round Table of Industrialists.

Annemieke Roobeek (1958)

Independent*
Nationality NL
First appointed 1994
Term runs to 2005

Committees
Member Compensation and Nominating Committee

Other directorships
Professor of Strategy and Transformation Management University of Nijenrode, Member Supervisory Board PCM Uitgevers N.V., Member Supervisory Board AEDES, Founder and director of MeetingMoreMinds, Founder of Social Adventures for Intercultural Networking, Director of Open Dialogue.

Philippe Speeckaert (1949)

Independent*
Nationality B
First appointed 1989
Term runs to 2004

Committees
Member Audit Committee

Other directorships
Director Immoran, Director Spontin, Director Chevron, Director Controle Technique Automobile, Director Royal Automobile Club de Belgique.

Baron Piet Van Waeyenberge (1938)

Independent*
Nationality B
First appointed 1988
Term runs to 2004

Committees
Member Risk and Capital Committee

Other directorships
Chairman De Eik N.V., Chairman Fortales N.V., Director Janssen Pharmaceutica N.V., Director Pietercil Delby's N.V., Chairman Maison de la Radio (Flagey) SA/Omroepgebouw Flagey N.V., Chairman Indufin N.V.

* A description of 'independent directors' is provided on page 61

Baron Valère Croes (1934)

Independent*
Nationality B
First appointed 1987
Term runs to 2004

Committees
Chairman of the Audit Committee

Other directorships
Deputy chairman Compagnie Immobilière de Belgique, Director Tessenderlo Chemie, Director Electrabel, Director Forelux, Chairman Royal Institute for the Elites of Labour, Chairman Collège Royal des Doyens d'Honneur du Travail, Director Stichting Continuïteit Fortis

Klaas Westdijk (1941)

Independent*
Nationality NL
First appointed 1996
Term runs to 2006

Committees
Chairman of the Audit Committee

Other directorships
Former chairman Royal Pakhoed N.V., Chairman Supervisory Board ENECO Energie N.V., Member Supervisory Board Wolters Kluwer N.V., Member Supervisory Board VastNed Groep N.V., Member Supervisory Board Connexxion Holding N.V.

International Advisory Council

Viscount Etienne Davignon (chairman), Vice-chairman Fortis
Jan Slechte (chairman), Vice-chairman Fortis
Diana Lady Dougan, Senior Advisor Center for Strategic and International Studies (Washington, D.C.)
Hans van Ginkel, Rector United Nations University (Tokyo)
Lord Simon of Highbury, Member Advisory Boards of Morgan Stanley Dean Witter and LEK Consulting, Director Unilever, Suez Groep and Volkswagen
Rudolf Kellenberger, Deputy Chief Executive Officer Swiss Reinsurance Company
Joseph Kinsch, Chairman Arcelor
Baron Alexandre Lamfalussy, Chairman Committee of Wise Men on the Regulation of European Securities Markets
Luck van Leeuwen, Professor of Non-monetary Financial Conglomerates, Tilburg University, Chairman Supervisory Board Arcadis and Member Supervisory Board Berenschot
Hans-Jürgen Schinzler, former Chairman Management Board Munich Reinsurance Company, Member Supervisory Board
Chevalier Guy de Selliers de Moranville, Director Solvay S.A., Chairman HB Advisors, Director Norilsk-Nickel and WimmBilDan
José Vilarasau, Chairman and former CEO "la Caixa"

Stichting Continuïteit Fortis

René Mannekens (1940), Co-chairman; first appointed 1999. Directorships: Chairman Nutricia Belgium, Chairman Nutricia Spain
Johan Steenmeijer (1933), Co-chairman; first appointed 1994. Directorships: Former Director KPMG Netherlands, former International Executive Partner KPMG
Herman Santens (1934), Member; first appointed 1999.
Jef Maeijer (1932), Member; first appointed 2001. Directorships: Former Professor of Commercial Law, University of Nijmegen, Member University Directorships Van der Heijden Institute
Baron Valère Croes (1934), Member; first appointed 1999. Directorship: Non-executive Director Fortis
Jan Slechte (1937), Member; First appointed 1999. Directorships: Non-executive Director and Vice-chairman Fortis

Executive Committee

Anton van Rossum
(1945)
CEO
Nationality NL

Other directorships
Director Geneva Association, Member Management Committee Federation of Belgian Companies, Member International Advisory Council of the American European Community Association, Member Advisory Council Solvay Business School, Member Advisory Council European Securities Industries, Member Board of Trustees and Global Counsellor of Conference Board.

Herman Verwilst
(1947)
Deputy CEO
Nationality B

Other directorships
Professor Extraordinary University of Ghent, Censor National Bank of Belgium, Director Flemish Economic Association, Director Belgian Finance Federation (Febelfin).

Gilbert Mittler
(1949)
CFO
Nationality B

Karel De Boeck
(1949)
Nationality B

Other directorships
Member Management Committee Federation of Belgian Companies, Chairman European Financial Management and Marketing Association (EFMA).

Jozef De Mey
(1943)
Nationality B

Other directorships
Member Royal Association of Belgian Actuaries, Chairman Compagnie Belge d'Assurances Aviation (Aviabel).

Filip Dierckx
(1955)
Nationality B

Other directorships
Member General Meeting of Flemish Employers Organization (VOKA) Flemish Economic Association.

Joop Feilzer
(1949)
Nationality NL

Other directorships
Chairman Supervisory Board Gemiva-SVG Groep, Director Stichting VSB Fonds.

Jacques van Ek
(1945)
Nationality NL

Other directorships
Director Dutch Association of Insurance Companies, Vice-chairman Supervisory Board Polynorm N.V., Member Supervisory Boards of Soweco N.V. and Dinytei B.V.



Anton van Rossum
CEO
Herman Verwilst
Deputy CEO
Gilbert Mittler
CFO
Karel De Boeck
Network Banking
Filip Dierckx
Merchant Banking
Joop Feilzer
Investment Services
Jacques van Ek
Insurance Netherlands
Jozef De Mey
Insurance Belgium and International
- Retail Banking
- Commercial Banking
- Global Markets
- Corporate & Investment Banking
- Institutional Banking & Funds
- Global Private Equity
- Private Banking & Trust
- Asset Management
- Information Banking
- Fortis ASR
- Fortis AG
- Fortis Insurance International

Organizational structure (on 11 March 2004)

from left to right, from top to bottom:
Anton van Rossum, Herman Verwilst,
Gilbert Mittler, Filip Dierckx, Karel De Boeck,
Joop Feilzer, Jacques van Ek, Jozef De Mey



Auditors' statement

We have audited the financial information contained on pages 14 and 15 of this Annual Review, which is derived from the 2003 Annual Accounts of Fortis as audited by us. We issued an unqualified auditors' report on these Annual Accounts on 11 March 2004.

The financial information referred to above is the responsibility of the management of Fortis. Our responsibility is to express an opinion on the financial information based on our audit.

In our opinion, the financial information corresponds in all material respects with the Annual Accounts from which it is derived. For a more comprehensive view of the financial position and results of the company and the scope of our audit, the financial information should be read in conjunction with the complete Annual Accounts from which it is derived and the auditors' report we issued thereon.

Amstelveen, 11 March 2004
KPMG Accountants N.V.

Brussels, 11 March 2004
PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
Represented by P. Barbier and L. Discry

General information

Important dates in 2004

Publication of 2003 annual results	11 March 2004
Publication of results first quarter 2004	26 May 2004
Publication of results first half-year 2004	26 August 2004
Publication of results first three quarters 2004	24 November 2004
Ex-dividend listing of Fortis shares	28 May 2004
Day one of dividend election period	28 May 2004
End of dividend election period	11 June 2004
Payment of Fortis shares dividend	17 June 2004
Analysts' meeting*	11 March 2004
Conference call for analysts*	27 May 2004
Analysts' meeting*	26 August 2004
Conference call for analysts*	24 November 2004

* *All presentations will be held in English and will be webcast (audio or video) live on www.fortis.com.*

Up-to-date information about Fortis, its organization, strategy and results as well as press releases are available online on the Fortis website: www.fortis.com.

General Meeting of Shareholders

Fortis SA/NV
26 May 2004, 9.30 a.m.
Fortis Bank Auditorium
Rue de la Chancellerie 1
Brussels, Belgium

Fortis N.V.
26 May 2004, 2.30 p.m.
Fortis Auditorium
Archimedeslaan 6
Utrecht, The Netherlands

Investor Relations

For further information about Fortis, please contact the Investor Relations department:

Rue Royale 20
1000 Brussels, Belgium
Tel.: +32 (0)2 510 53 38
Fax: +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Tel.: +31 (0)30 257 65 71
Fax: +31 (0)30 257 79 33

E-mail:
Shareholders' information: ir@fortis.com or visit www.fortis.com/ir
Debt-related information: debtinvestorinfo@fortis.com or visit www.fortis.com/debtinvestors

Glossary

cash management
Monitoring, managing and planning of cash flows within a company or organization.

clearing
Administrative settlement of securities, futures and options transactions through a clearing institute and the financial institutions associated with it (the clearing members).

collateralized debt obligations
American term (usually abbreviated to CDO) for type of bond with a a pool of high-yield bonds and bank loans as collateral. Payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets.

compliance officer
Manages and monitors the risks involved in a company's compliance with legislation and regulations.

cross-selling
The strategy of using an existing customer base for one product as prospective customers for other products.

embedded value
Cash value of a life-insurance portfolio, increased by the free surplus of shareholders' equity. Embedded value is a yardstick for measuring the profitability of an existing insurance portfolio.

employee benefits
The package of insurances that employers take out for their staff (employed persons insurance schemes)

factoring
A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibilitiy for the debtor records, risk coverage and financing.

hedge fund
Type of investment fund aimed at professional investors and characterized by a high-risk investment strategy. The term is misleading: hedging refers to covering the price risk or exchange risk of an investment position (i.e. the opposite of high-risk investment).

leasing
Longer term leasing of capital assets in particular, in which the maintenance costs for the leased item are for the account of the lessor, whether or not with the option to buy the leased item after expiration of the lease period.

securitization
Restructuring of credits (e.g. loans and mortgages) and assets (e.g. contracts) in the form of negotiable securities, with the aim of improving the debt-equity ratio and freeing up capital.

straight-through processing
Processing of financial transactions without manual or visual interference.

trust
A legal arrangement in which an individual (the trustor) gives fiduciary control of property to a person or institution (the trustee) for the benefit of beneficiaries.

colophon

published and edited by
Fortis Communications

photography
Rob Marinissen, Amsterdam
Wilkin's, Utrecht
Picture Report, Amsterdam

concept and design
Carré Noir, Amstelveen

printed by
Thieme GrafiMedia Groep

binding
Binderij Culemborg, Culemborg

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11
Fax +32 (0)2 510 56 30

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 257 65 76
Fax +31 (0)30 257 78 38

Internet address: www.fortis.com
E-mail address: info@fortis.com

Printed on 50% recycled, totally chlorine-free bleached paper. Reduced impact on the environment.